4/18

[redacted]

08002007

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coro Mining Corp.

*CURRENT ADDRESS Suite 1810 - 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 22 2008

THOMSON FINANCIAL

FILE NO. 82- 35776 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
2G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: mwc

DAT : 4/18/08

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Coro Mining Corp.
Suite 1810 - 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

(the "Company")

Item 2 **Date of Material Change**

April 3, 2008

Item 3 **News Release**

The news release was disseminated on April 3, 2008 through Canadian and U.S. Timely Disclosure by Marketwire.

Item 4 **Summary of Material Change**

The Company announced the highlights from the San Jorge Leach Only Copper Project National Instrument 43-101 Technical Report being finalized by Ausenco Canada Inc. The San Jorge Leach Only Copper Project is located in the Province of Mendoza, Argentina.

Item 5 **Full Description of Material Change**

5.1 - Full Description of Material Change

Please see the news release of April 3, 2008 attached.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

For further information, contact:

Michael Philpot, Executive Vice-President
Telephone: 604-682-5546

Item 9 **Date of Report**

April 4, 2008

CORO
MINING CORP.

Suite 1810 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2

News Release 08-08
April 3, 2008
TSX Symbol: COP
www.coromining.com

Coro announces highlights from San Jorge Leach Only Copper Project NI 43-101 Technical Report

April 3, 2008, Coro Mining Corporation ("Coro", or the "Company") (TSX symbol: COP) is pleased to announce the highlights from the San Jorge Leach Only Copper Project ("the Leach Only Project" or "the Project") National Instrument 43-101 Technical Report (the "Ausenco Technical Report") being finalized by Ausenco Canada Inc. ("Ausenco"). The Project is located in the Province of Mendoza, Argentina.

The Ausenco Technical Report is based on the outcomes of an engineering study completed by Ausenco to pre-feasibility study standards. The Ausenco Technical Report includes the resources, open pit mine plan, operating and capital costs and financial analysis for the Leach Only Project which contemplates the production of approximately 25,000 metric tonnes (or 55,000,000 lbs), per year of copper cathode for a period of 10 years. However, due to current legislation in the Province of Mendoza which prohibits the use of toxic substances (including sulphuric acid which is required in heap leaching of copper ore) and according to CIM Standards on Mineral Resources and Reserves, the Company is unable to quote reserves for the Project, and as a result, the engineering study may not qualify as a preliminary feasibility study as defined in National Instrument 43-101. The Ausenco Technical Report was prepared in conjunction with an updated NI 43-101 resource estimate completed by NCL Ingeniería y Construcción S.A. ("NCL"), Santiago, Chile, as announced in the Company's news release NR-08-01 on January 16, 2008, and which updated NI 43-101 resource estimate is available for review on SEDAR at www.sedar.com. All references to $ in this News Release are references to US$.

Highlights

- Measured and Indicated Resources of oxide and enriched material of 58 million tonnes at 0.59%CuT containing 750 million lbs of copper
- Open Pit Mine Plan based on 48 million tonnes at 0.61%CuT containing 650 million lbs of copper
- Mine life of 10 years
- Total copper production of 492 million lbs
- Base Case copper price of $1.65/lb
- Upside Case copper price of $2.00/lb
- Average cash operating costs in years 1-5 of $0.90/lb before acid sales credit
- Stand alone acid plant generating project power requirements and acid sales of approximately 200,000 tonnes per year
- Average cash operating costs in years 1-5 of $0.55/lb after acid sales credit
- Initial capital costs of $162 million with an accuracy of +/- 25%, including $5 million in project contingency and $4 million in working capital
- Base Case pre-tax NPV (10%) $159 million with an IRR of 28%

- Base Case after tax NPV (10%) $77 million with an IRR of 20%
- Upside Case after tax NPV (10%) $139 million with an IRR of 28%

This announcement describes the highlights from the Ausenco Technical Report for development of the Project using heap leaching only; its successful development will be contingent on the Company succeeding in the legal action which it commenced in July 2007 to contest the Mendoza legislation described above on grounds of unconstitutionality, or the legislation being changed. The Company subsequently has been evaluating the development of San Jorge by conventional flotation methods, which in the Company's opinion do not require the use of prohibited toxic substances. A further announcement will be made in due course regarding the conclusions of the Preliminary Economic Assessment for the San Jorge Float Only Project, which as announced in the company's news release NR-08-03 of February 14, 2008, is being completed by GRD Minproc.

Coro is confident that San Jorge could be developed in an environmentally responsible manner to the lasting economic and social benefit of the local community and the Province of Mendoza. For further information about San Jorge please refer to the Company's website, www.coromining.com.

I. Mineral Resources:

San Jorge is a mid-sized porphyry copper gold deposit, containing oxide, enriched, and primary mineralization. Resources are contained within Oxide material, which can only be processed by heap leach methods; Enriched material, which could be processed by heap leach or flotation; and Primary material which can only be processed by flotation methods.

Table 1: San Jorge Mineral Resources
Measure & Indicated (at 0.30% CuT cut-off)

Domain	Category	million tonnes (Mt)	CuT (%)	Au (g/t)	CuT Metal (Mlb)	Au (Mozs)
Oxide	Measured	19	0.59	0.23	250	0.15
Oxide	Indicated	13	0.46	0.20	130	0.80
Oxide	Measured + Indicated	32	0.53	0.22	380	0.23
Enriched	Measured	24	0.67	0.21	360	0.17
Enriched	Indicated	1.6	0.47	0.20	17	0.01
Enriched	Measured + Indicated	26	0.65	0.21	370	0.18
Primary	Measured	36	0.49	0.23	390	0.27
Primary	Indicated	100	0.41	0.18	910	0.58
Primary	Measured + Indicated	136	0.43	0.19	1,300	0.85
Totals	Measured + Indicated	190	0.48	0.21	2,000	1.30

The gold and the Primary resources would not be recoverable in the Leach Only Project, and therefore only the leachable oxide and enriched copper resources within an economic envelope of $1.50/lb copper are shown in Table 2 below;

CORO MINING CORP.

News Release 08-08
(continued)

Table 2: San Jorge Leach Only Project Mineral Resources
Within economic envelope, based on a price of $1.50/lb Copper

Domain	Category	Tonnage	CuT	CuT Metal
		(K tons)	(%)	(klb)
Oxide	Measured	19,395	0.59	250,481
	Indicated	12,538	0.46	126,337
	Measured + Indicated	31,933	0.54	376,818
	Inferred	445	0.39	3,834
Enriched	Measured	24,315	0.67	356,763
	Indicated	1,648	0.47	17,076
	Measured + Indicated	25,963	0.65	373,839
	Inferred	395	0.52	4,524
Total	Measured	43,710	0.63	607,244
	Indicated	14,186	0.46	143,413
	Measured + Indicated	57,896	0.59	750,657
	Inferred	840	0.45	8,358

II. Mining, Processing and Production Plan:

The Leach Only Project contemplates an open pit mine to extract oxide and enriched material and their processing by heap leach methods, (including bacterial leaching for the enriched material) and recovery of cathode copper via solvent extraction-electro winning (SXEW) together with an on-site sulphur burning acid plant. Overall resources contained in the mine plan developed by NCL are 48.4 million tonnes, with an average grade of 0.61% CuT of which 55% is oxide and 45% is enriched. The Inferred resources were considered as waste.

The mine plan was driven by two factors; firstly to process up to a maximum of 6.3 million tonnes per year in the crushing plant; and secondly to minimize the overall strip ratio, especially in the early years. This plan to place a total of 48.4 million tonnes of oxide and enriched material on to heap leach pads was then used by Ausenco to prepare a processing plan for the production of up to 25,000 tonnes per year of copper cathodes during the Life of Mine ("LOM") as is set out in Table 3:

Table 3: San Jorge - Mine, Plant Processing and Production Plan

Leach Only	Years	1	2	3	4	5	6	7	8	9	10	Total
Mine Extraction	Oxide kt	6,000	5,000	5,002	2,891	2,048	2,758	2,182	537	COG 0.3 CuT%		26,418
	Enriched kt	1,593	1,586	2,073	2,014	2,104	3,858	6,342	2,401	COG 0.2 CuT%		21,972
	Total Ore kt	7,593	6,586	7,075	4,904	4,152	6,616	8,525	2,938		-	48,390
	Waste kt	6,772	4,927	4,511	6,420	6,848	4,384	2,475	738			37,075
	Strip ratio	0.89	0.75	0.64	1.31	1.65	0.66	0.29	0.25			0.77
Plant Feed	Oxide kt	5,868	5,132	4,466	2,891	2,584	2,758	2,182	537			26,418
	CuT%	0.501	0.553	0.659	0.757	0.455	0.439	0.545	0.982			
	Enriched kt				2068	3716	3542	3050	1834	5680	2082	21,972
	CuT%				0.443	0.468	0.522	0.698	1.599	0.629	0.629	
	Total Ore kt	5,868	5,132	4,466	4,958	6,300	6,300	5,232	2,371	5,680	2,082	48,390
Production	Avg Recovery %	85.0	85.0	85.0	79.5	73.8	73.7	73.0	69.1	66.3	66.3	
	Acid Cons. Kg/t	21.1	22.7	31.4	26.2	17.9	18.5	22.4	40.6	17.6	17.6	22.5
	Copper Cathodes t	24,999	24,129	24,997	24,661	21,532	22,547	24,215	23,916	23,684	8,683	223,363
	Cash Cost US$c/lb	89.1	88.6	84.2	87.1	102.7	96.3	85.3	70.2	72.3	128.6	87.6

The overall LOM strip ratio is relatively low at 0.77:1. The strip ratio peaks at 1.65 in the fifth year with a minimum strip ratio of 0.25 in year eight.

In developing the mine plan, NCL used a Whittle Pit design price of $1.50/lb copper. A Whittle Pit sensitivity analysis was undertaken which demonstrated that the mine plan is relatively insensitive to copper prices over $1.30/lb copper. The selected sequence preferentially extracts oxide ore early in the mine life, delaying the mining and processing of the enriched ore which has slower leach kinetics, as well as deferring project capital.

The production plan contains 223,400 tonnes of recoverable cathode copper. A total of seventeen 4 & 6 m column tests were completed at SGS Laboratories, Santiago, Chile. The results of this testwork were analyzed by a diffusion controlled Leaching Model developed by Ausenco which used a scale-up factor of 1.5 and derivation of the projected leach cycle of 115 days for oxides and 150 days for enriched, acid consumptions of 26.1 kg/t for oxides and 18.3 kg/t for enriched, and recoveries of 85% of total copper for oxides and 66.3% of total copper for enriched.

Operating cost estimates reflect the current market environment in Argentina for owner mining, crushing, agglomeration, transport and stacking of ore, acid and power production from a sulphur burning acid plant, cathode production by solvent extraction and electro-winning, acid sales and truck transportation for cathodes.

After a series of trade off studies of the various power and acid supply alternatives, it was concluded that current and projected sulphuric acid shortages and potential electricity supply constraints in Chile and Argentina were best addressed by the inclusion of a 330,000 tonne per year on-site sulphur burning acid plant in the project capital which is estimated to cost $36.6 million. The acid plant was sized to provide essentially all of the projected power requirements for the operation, thus eliminating the need for a power line. Sulphuric acid produced in excess of the project requirements was assumed to be sold into the local Argentinean and Chilean market at a deemed long term price of $90/t while sulphur was priced at $150/t. At the design capacity, the acid plant would generate approximately 200,000 tonnes per year of acid sales for average annual revenues of approximately $20 million.

III. Operating Costs:

All operating costs associated with the acid plant, including those related to acid produced for sale, have been included in the plant operating costs and the revenues from acid sales treated as a credit against the overall project cash cost, as shown in Table 4.

Table 4: San Jorge – Average Annual Operating Costs, Years 1-5

Mine	**$1.30**	$/t moved
	$0.28	$/lb
Plant (including acid plant)	**$0.49**	$/lb
G&A	**$0.13**	$/lb
Cash Cost (C1)	**$0.90**	$/lb
Acid Sales Credit	**-$0.35**	$/lb
Net Cash Cost	**$0.55**	$/lb

IV. Capital Costs:

Initial capital costs, including mining fleet costs, owner costs, working capital, and contingencies, were estimated by Ausenco Canada Inc and NCL at $162 million, as set out in Table 5 below:

Table 5: San Jorge – Capital Cost Estimate

Project Area	$million
Mining	17.2
Crushing - Agglomeration	15.1
Stacking - Leaching	9.6
Solvent Extraction and Electrowinning (SX - EW)	24.7
On Site Sulphur Burning Acid Plant	36.6
Utilities & Reagents	2.5
Onsite Infrastructure	11.6
Offsite Infrastructure	3.4
Indirects	17.4
Owner Costs	7.8
Other	7.4
Working Capital	4.1
Contingency	5.0
Total	**162.5**

An additional $18 million in capital is expended over the life of the project as deferred, sustaining and closure costs. The capital cost estimate excludes losses or gains that may arise from foreign exchange rate variations, cost escalation, and other factors, as detailed in the Technical Report.

V. Financial Analysis:

The Project has been evaluated on both a pre-tax basis and after all taxes, including export levy and provincial royalty. The Base Case operating cash flow peaks at $71 million in the eighth year with a minimum cash flow of $33 million in the tenth year, which is the last operating period, as shown in Table 6 below:

Table 6: San Jorge Base Case Operating and Pre-Financing Cash Flows

		-1	0	1	2	3	4	5	6	7	8	9	10
Copper Revenues	$ million			91	88	91	90	78	82	88	87	86	32
Operating Cost	$ million			49	47	46	47	49	48	46	37	38	25
	$/lb			0.89	0.89	0.84	0.87	1.03	0.96	0.85	0.70	0.72	1.29
Acid Sales Credit	$ million			19	19	17	18	20	19	19	21	21	26
	$/lb			0.34	0.36	0.31	0.33	0.41	0.39	0.36	0.40	0.40	1.38
Net Cash Cost	$ million			31	28	29	29	29	29	26	16	17	-2
	$/lb			0.55	0.52	0.53	0.54	0.62	0.58	0.49	0.30	0.33	-0.09
Operating Cash Flows	$ million			60	60	62	60	49	53	62	71	69	33
Capital Investment	$ million	80	83	6	1	6	1	1	0	0	1	0	3
Pre tax Cash Flow	$ million	-80	-83	54	59	55	59	48	53	62	70	69	30
Taxes & Royalties	$ million			5	5	5	22	18	21	24	28	27	12
After tax Cash Flow	$ million	-80	-83	49	55	51	38	30	32	38	43	43	18

Table 7 below provides a summary of the economic evaluation at the Base Case copper price of $1.65/lb and the Upside Case copper price of $2.00/lb.

Table 7: San Jorge Economic Evaluation Summary at $1.65/lb and $2.00/lb

	Base Case $ 1.65 / lb			Upside Case $ 2.00 / lb		
	8%	10%	12%	8%	10%	12%
Pre Tax Project NPV $ million	193	159	130	303	258	220
IRR %		27.8%			37.2%	
Payback		4			3	
After Tax Project NPV $ million	99	77	57	167	139	114
IRR %		20.4%			27.9%	
Payback		4			3	

VI. San Jorge NI 43-101 Technical Report:

Ausenco managed the preparation of the Technical Report which will be completed and filed on SEDAR and Coro's web site within 45 days of this release.

All principal technical personnel and Qualified Persons ("QP") participating in the development and review of this Technical Report have extensive relevant experience.

Rodrigo de Brito Mello, QP employed by NCL Ingeniería y Construccion ("NCL"), assisted by Fernando Fuentes, a principal with NCL, was responsible for the development of the resource model, and mine plan. Heriban Soto, MSc, PhD, QP, and Technical Director from SGS was responsible for supervising the metallurgical testwork and reporting reviewing. Graeme

Miller, QP from Miller Metallurgical Services, Brisbane, Australia developed the model to estimate industrial leach cycle, acid consumption, and copper recovery. Greg Lane, General Manager Technical Solutions from Ausenco was responsible for the overall compilation of the Ausenco Technical Report and for compiling the capital and operating cost estimates reported herein. The financial analysis was completed by Coro management.

Collectively, Rodrigo de Brito Mello, Heriban Soto, and Greg Lane are the Qualified Persons for purposes of National Instrument 43-101, and have approved the San Jorge Information contained in this press release. Alan Stephens FIMMM, President and CEO of Coro, a geologist with more than 33 years of industry experience is the Qualified Person for Coro who has reviewed and approved the contents of this press release.

All mineral resources have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in National Instrument 43-101, commonly referred to as NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (SEC) Industry Guide 7. Canadian and Guide 7 standards are substantially different. This press release uses the terms "measured," "indicated" and "inferred" resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that enable them to be categorized as mineral reserves.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, an option to acquire the Cerro Negro copper mine in Chile as well as other exploration properties located in Chile.

For further information please visit our website at www.coromining.com or contact Michael Philpot, Executive Vice-President, at (604) 682 5546 or email investor.info@coromining.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, sulphuric acid and sulphur, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, sulphuric acid and sulphur, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, foreign exchange rate variations as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

CORO
MINING CORP.

Suite 1810 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2

News Release 08-08
April 3, 2008
TSX Symbol: COP
www.coromining.com

Coro announces highlights from San Jorge Leach Only Copper Project NI 43-101 Technical Report

April 3, 2008, Coro Mining Corporation ("Coro", or the "Company") (TSX symbol: COP) is pleased to announce the highlights from the San Jorge Leach Only Copper Project ("the Leach Only Project" or "the Project") National Instrument 43-101 Technical Report (the "Ausenco Technical Report") being finalized by Ausenco Canada Inc. ("Ausenco"). The Project is located in the Province of Mendoza, Argentina.

The Ausenco Technical Report is based on the outcomes of an engineering study completed by Ausenco to pre-feasibility study standards. The Ausenco Technical Report includes the resources, open pit mine plan, operating and capital costs and financial analysis for the Leach Only Project which contemplates the production of approximately 25,000 metric tonnes (or 55,000,000 lbs), per year of copper cathode for a period of 10 years. However, due to current legislation in the Province of Mendoza which prohibits the use of toxic substances (including sulphuric acid which is required in heap leaching of copper ore) and according to CIM Standards on Mineral Resources and Reserves, the Company is unable to quote reserves for the Project, and as a result, the engineering study may not qualify as a preliminary feasibility study as defined in National Instrument 43-101. The Ausenco Technical Report was prepared in conjunction with an updated NI 43-101 resource estimate completed by NCL Ingeniería y Construcción S.A. ("NCL"), Santiago, Chile, as announced in the Company's news release NR-08-01 on January 16, 2008, and which updated NI 43-101 resource estimate is available for review on SEDAR at www.sedar.com. All references to $ in this News Release are references to US$.

Highlights

- Measured and Indicated Resources of oxide and enriched material of 58 million tonnes at 0.59%CuT containing 750 million lbs of copper
- Open Pit Mine Plan based on 48 million tonnes at 0.61%CuT containing 650 million lbs of copper
- Mine life of 10 years
- Total copper production of 492 million lbs
- Base Case copper price of $1.65/lb
- Upside Case copper price of $2.00/lb
- Average cash operating costs in years 1-5 of $0.90/lb before acid sales credit
- Stand alone acid plant generating project power requirements and acid sales of approximately 200,000 tonnes per year
- Average cash operating costs in years 1-5 of $0.55/lb after acid sales credit
- Initial capital costs of $162 million with an accuracy of +/- 25%, including $5 million in project contingency and $4 million in working capital
- Base Case pre-tax NPV (10%) $159 million with an IRR of 28%

- Base Case after tax NPV (10%) $77 million with an IRR of 20%
- Upside Case after tax NPV (10%) $139 million with an IRR of 28%

This announcement describes the highlights from the Ausenco Technical Report for development of the Project using heap leaching only; its successful development will be contingent on the Company succeeding in the legal action which it commenced in July 2007 to contest the Mendoza legislation described above on grounds of unconstitutionality, or the legislation being changed. The Company subsequently has been evaluating the development of San Jorge by conventional flotation methods, which in the Company's opinion do not require the use of prohibited toxic substances. A further announcement will be made in due course regarding the conclusions of the Preliminary Economic Assessment for the San Jorge Float Only Project, which as announced in the company's news release NR-08-03 of February 14, 2008, is being completed by GRD Minproc.

Coro is confident that San Jorge could be developed in an environmentally responsible manner to the lasting economic and social benefit of the local community and the Province of Mendoza. For further information about San Jorge please refer to the Company's website, www.coromining.com.

I. Mineral Resources:

San Jorge is a mid-sized porphyry copper gold deposit, containing oxide, enriched, and primary mineralization. Resources are contained within Oxide material, which can only be processed by heap leach methods; Enriched material, which could be processed by heap leach or flotation; and Primary material which can only be processed by flotation methods.

Table 1: San Jorge Mineral Resources
Measure & Indicated (at 0.30% CuT cut-off)

Domain	Category	million tonnes (Mt)	CuT (%)	Au (g/t)	CuT Metal (Mlb)	Au (Mozs)
Oxide	Measured	19	0.59	0.23	250	0.15
Oxide	Indicated	13	0.46	0.20	130	0.80
Oxide	Measured + Indicated	32	0.53	0.22	380	0.23
Enriched	Measured	24	0.67	0.21	360	0.17
Enriched	Indicated	1.6	0.47	0.20	17	0.01
Enriched	Measured + Indicated	26	0.65	0.21	370	0.18
Primary	Measured	36	0.49	0.23	390	0.27
Primary	Indicated	100	0.41	0.18	910	0.58
Primary	Measured + Indicated	136	0.43	0.19	1,300	0.85
Totals	Measured + Indicated	190	0.48	0.21	2,000	1.30

The gold and the Primary resources would not be recoverable in the Leach Only Project, and therefore only the leachable oxide and enriched copper resources within an economic envelope of $1.50/lb copper are shown in Table 2 below;

Table 2: San Jorge Leach Only Project Mineral Resources
Within economic envelope, based on a price of $1.50/lb Copper

Domain	Category	Tonnage	CuT	CuT Metal
		(K tons)	(%)	(klb)
Oxide	Measured	19,395	0.59	250,481
	Indicated	12,538	0.46	126,337
	Measured + Indicated	31,933	0.54	376,818
	Inferred	445	0.39	3,834
Enriched	Measured	24,315	0.67	356,763
	Indicated	1,648	0.47	17,076
	Measured + Indicated	25,963	0.65	373,839
	Inferred	395	0.52	4,524
Total	Measured	43,710	0.63	607,244
	Indicated	14,186	0.46	143,413
	Measured + Indicated	57,896	0.59	750,657
	Inferred	840	0.45	8,358

II. Mining, Processing and Production Plan:

The Leach Only Project contemplates an open pit mine to extract oxide and enriched material and their processing by heap leach methods, (including bacterial leaching for the enriched material) and recovery of cathode copper via solvent extraction-electro winning (SXEW) together with an on-site sulphur burning acid plant. Overall resources contained in the mine plan developed by NCL are 48.4 million tonnes, with an average grade of 0.61% CuT of which 55% is oxide and 45% is enriched. The Inferred resources were considered as waste.

The mine plan was driven by two factors; firstly to process up to a maximum of 6.3 million tonnes per year in the crushing plant; and secondly to minimize the overall strip ratio, especially in the early years. This plan to place a total of 48.4 million tonnes of oxide and enriched material on to heap leach pads was then used by Ausenco to prepare a processing plan for the production of up to 25,000 tonnes per year of copper cathodes during the Life of Mine ("LOM") as is set out in Table 3:

Table 3: San Jorge - Mine, Plant Processing and Production Plan

Leach Only	Years	1	2	3	4	5	6	7	8	9	10	Total
Mine Extraction	Oxide kt	6,000	5,000	5,002	2,891	2,048	2,758	2,182	537	COG 0.3 CuT%		26,418
	Enriched kt	1,593	1,586	2,073	2,014	2,104	3,858	6,342	2,401	COG 0.2 CuT%		21,972
	Total Ore kt	7,593	6,586	7,075	4,904	4,152	6,616	8,525	2,938		-	48,390
	Waste kt	6,772	4,927	4,511	6,420	6,848	4,384	2,475	738			37,075
	Strip ratio	0.89	0.75	0.64	1.31	1.65	0.66	0.29	0.25			0.77
Plant Feed	Oxide kt	5,868	5,132	4,466	2,891	2,584	2,758	2,182	537			26,418
	CuT%	0.501	0.553	0.659	0.757	0.455	0.439	0.545	0.982			
	Enriched kt				2068	3716	3542	3050	1834	5680	2082	21,972
	CuT%				0.443	0.468	0.522	0.698	1.599	0.629	0.629	
	Total Ore kt	5,868	5,132	4,466	4,958	6,300	6,300	5,232	2,371	5,680	2,082	48,390
Production	Avg Recovery %	85.0	85.0	85.0	79.5	73.8	73.7	73.0	69.1	66.3	66.3	
	Acid Cons. Kg/t	21.1	22.7	31.4	26.2	17.9	18.5	22.4	40.6	17.6	17.6	22.5
	Copper Cathodes t	24,999	24,129	24,997	24,661	21,532	22,547	24,215	23,916	23,684	8,683	223,363
	Cash Cost US$c/lb	89.1	88.6	84.2	87.1	102.7	96.3	85.3	70.2	72.3	128.6	87.6

The overall LOM strip ratio is relatively low at 0.77:1. The strip ratio peaks at 1.65 in the fifth year with a minimum strip ratio of 0.25 in year eight.

In developing the mine plan, NCL used a Whittle Pit design price of $1.50/lb copper. A Whittle Pit sensitivity analysis was undertaken which demonstrated that the mine plan is relatively insensitive to copper prices over $1.30/lb copper. The selected sequence preferentially extracts oxide ore early in the mine life, delaying the mining and processing of the enriched ore which has slower leach kinetics, as well as deferring project capital.

The production plan contains 223,400 tonnes of recoverable cathode copper. A total of seventeen 4 & 6 m column tests were completed at SGS Laboratories, Santiago, Chile. The results of this testwork were analyzed by a diffusion controlled Leaching Model developed by Ausenco which used a scale-up factor of 1.5 and derivation of the projected leach cycle of 115 days for oxides and 150 days for enriched, acid consumptions of 26.1 kg/t for oxides and 18.3 kg/t for enriched, and recoveries of 85% of total copper for oxides and 66.3% of total copper for enriched.

Operating cost estimates reflect the current market environment in Argentina for owner mining, crushing, agglomeration, transport and stacking of ore, acid and power production from a sulphur burning acid plant, cathode production by solvent extraction and electro-winning, acid sales and truck transportation for cathodes.

After a series of trade off studies of the various power and acid supply alternatives, it was concluded that current and projected sulphuric acid shortages and potential electricity supply constraints in Chile and Argentina were best addressed by the inclusion of a 330,000 tonne per year on-site sulphur burning acid plant in the project capital which is estimated to cost $36.6 million. The acid plant was sized to provide essentially all of the projected power requirements for the operation, thus eliminating the need for a power line. Sulphuric acid produced in excess of the project requirements was assumed to be sold into the local Argentinean and Chilean market at a deemed long term price of $90/t while sulphur was priced at $150/t. At the design capacity, the acid plant would generate approximately 200,000 tonnes per year of acid sales for average annual revenues of approximately $20 million.

III. Operating Costs:

All operating costs associated with the acid plant, including those related to acid produced for sale, have been included in the plant operating costs and the revenues from acid sales treated as a credit against the overall project cash cost, as shown in Table 4.

Table 4: San Jorge – Average Annual Operating Costs, Years 1-5

Mine	**$1.30**	$/t moved
	$0.28	$/lb
Plant (including acid plant)	**$0.49**	$/lb
G&A	**$0.13**	$/lb
Cash Cost (C1)	**$0.90**	$/lb
Acid Sales Credit	**-$0.35**	$/lb
Net Cash Cost	**$0.55**	$/lb

IV. Capital Costs:

Initial capital costs, including mining fleet costs, owner costs, working capital, and contingencies, were estimated by Ausenco Canada Inc and NCL at $162 million, as set out in Table 5 below:

Table 5: San Jorge – Capital Cost Estimate

Project Area	$million
Mining	17.2
Crushing - Agglomeration	15.1
Stacking - Leaching	9.6
Solvent Extraction and Electrowinning (SX - EW)	24.7
On Site Sulphur Burning Acid Plant	36.6
Utilities & Reagents	2.5
Onsite Infrastructure	11.6
Offsite Infrastructure	3.4
Indirects	17.4
Owner Costs	7.8
Other	7.4
Working Capital	4.1
Contingency	5.0
Total	**162.5**

An additional $18 million in capital is expended over the life of the project as deferred, sustaining and closure costs. The capital cost estimate excludes losses or gains that may arise from foreign exchange rate variations, cost escalation, and other factors, as detailed in the Technical Report.

V. Financial Analysis:

The Project has been evaluated on both a pre-tax basis and after all taxes, including export levy and provincial royalty. The Base Case operating cash flow peaks at $71 million in the eighth year with a minimum cash flow of $33 million in the tenth year, which is the last operating period, as shown in Table 6 below:

Table 6: San Jorge Base Case Operating and Pre-Financing Cash Flows

		-1	0	1	2	3	4	5	6	7	8	9	10
Copper Revenues	$ million			91	88	91	90	78	82	88	87	86	32
Operating Cost	$ million			49	47	46	47	49	48	46	37	38	25
	$/lb			0.89	0.89	0.84	0.87	1.03	0.96	0.85	0.70	0.72	1.29
Add Sales Credit	$ million			19	19	17	18	20	19	19	21	21	26
	$/lb			0.34	0.36	0.31	0.33	0.41	0.39	0.36	0.40	0.40	1.38
Net Cash Cost	$ million			31	28	29	29	29	29	26	16	17	-2
	$/lb			0.55	0.52	0.53	0.54	0.62	0.58	0.49	0.30	0.33	-0.09
Operating Cash Flows	$ million			60	60	62	60	49	53	62	71	69	33
Capital Investment	$ million	80	83	6	1	6	1	1	0	0	1	0	3
Pre tax Cash Flow	$ million	-80	-83	54	59	55	59	48	53	62	70	69	30
Taxes & Royalties	$ million			5	5	5	22	18	21	24	28	27	12
After tax Cash Flow	$ million	-80	-83	49	55	51	38	30	32	38	43	43	18

Table 7 below provides a summary of the economic evaluation at the Base Case copper price of $1.65/lb and the Upside Case copper price of $2.00/lb.

Table 7: San Jorge Economic Evaluation Summary at $1.65/lb and $2.00/lb

	Base Case $ 1.65 / lb			Upside Case $ 2.00 / lb		
	8%	10%	12%	8%	10%	12%
Pre Tax Project NPV $ million	193	159	130	303	258	220
IRR %	27.8%			37.2%		
Payback	4			3		
After Tax Project NPV $ million	99	77	57	167	139	114
IRR %	20.4%			27.9%		
Payback	4			3		

VI. San Jorge NI 43-101 Technical Report:

Ausenco managed the preparation of the Technical Report which will be completed and filed on SEDAR and Coro's web site within 45 days of this release.

All principal technical personnel and Qualified Persons ("QP") participating in the development and review of this Technical Report have extensive relevant experience.

Rodrigo de Brito Mello, QP employed by NCL Ingeniería y Construccion ("NCL"), assisted by Fernando Fuentes, a principal with NCL, was responsible for the development of the resource model, and mine plan. Heriban Soto, MSc, PhD, QP, and Technical Director from SGS was responsible for supervising the metallurgical testwork and reporting reviewing. Graeme

Miller, QP from Miller Metallurgical Services, Brisbane, Australia developed the model to estimate industrial leach cycle, acid consumption, and copper recovery. Greg Lane, General Manager Technical Solutions from Ausenco was responsible for the overall compilation of the Ausenco Technical Report and for compiling the capital and operating cost estimates reported herein. The financial analysis was completed by Coro management.

Collectively, Rodrigo de Brito Mello, Heriban Soto, and Greg Lane are the Qualified Persons for purposes of National Instrument 43-101, and have approved the San Jorge Information contained in this press release. Alan Stephens FIMMM, President and CEO of Coro, a geologist with more than 33 years of industry experience is the Qualified Person for Coro who has reviewed and approved the contents of this press release.

All mineral resources have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in National Instrument 43-101, commonly referred to as NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (SEC) Industry Guide 7. Canadian and Guide 7 standards are substantially different. This press release uses the terms "measured," "indicated" and "inferred" resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that enable them to be categorized as mineral reserves.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, an option to acquire the Cerro Negro copper mine in Chile as well as other exploration properties located in Chile.

For further information please visit our website at www.coromining.com or contact Michael Philpot, Executive Vice-President, at (604) 682 5546 or email investor.info@coromining.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, sulphuric acid and sulphur, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, sulphuric acid and sulphur, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, foreign exchange rate variations as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

CORO
MINING CORP.

Annual Information Form

March 28, 2008

TABLE OF CONTENTS

ABBREVIATIONS

The abbreviations set forth below have the following meanings in this AIF, or in documents incorporated by reference in this AIF:

"Ag" means silver;

"Au" means gold;

"CIM" means Canadian Institute of Mining, Metallurgy and Petroleum;

"Cu" means copper;

"CuCN" means cyanide soluble copper;

"CuR" means residual copper;

"CuS", "AsCU" and "CuSol" all mean acid soluble copper;

"CuT" and "TCu" mean total copper content;

"DDH" or "diamond drilling" means rotary drilling using diamond bits, used to produce a solid core of rock;

"deposit" means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved;

"development" means the preparation of a deposit for mining;

"Fe" means iron;

"feasibility study" means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production;

"g/t" means grams per tonne;

"heap leaching" means a process used for the recovery of gold or metals which relies upon the dissolution of metal into a solution;

"hectare" or "ha" means an area contained by a square of 100 metres;

"host rock" means a body of rock in which mineralization of economic interest occurs;

"indicated mineral resource" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as

outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

"inferred mineral resource" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

"kg" means one kilogram;

"km" means one kilometre;

"measured mineral resource" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

"m" means one metre;

"mineral deposit" means an identified in-situ mineral occurrence from which valuable or useful minerals may be recovered. Mineral deposit estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence of mineralization and on the available sampling results;

"mineralization" means the concentration of metals and their chemical compounds within a body of rock;

"mineral reserve" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves;

"mineral resource" means a concentration or occurrence of diamonds, natural solid inorganic material, or fossilized organic material including base and precious metals, coal, diamonds or industrial minerals in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge;

"Mo" means molybdenum;

"Mt" means millions of tonnes;

"NI 43-101" means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators;

"Ni" means nickel;

"ore" means a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit;

"ounces" or "oz" means troy ounce;

"oz/ton" means troy ounces per short ton;

"Pb" means lead;

"pre-feasibility study" means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve;

"probable mineral reserve" means the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

"proven mineral reserve" means that economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

"RC drilling" means reverse circulation percussion drilling in which the drill hole is advanced by the hammer action of the drill bit and where the circulation of compressed air used to bring the samples to the surface is reversed to the normal to reduce sample contamination;

"strike" means the direction or trend of a geologic structure;

"SX-EW" means "solvent extraction/electrowinning", a process that takes copper-bearing aqueous solutions (usually generated by heap leaching copper-bearing ores), selectively removes copper from solution through the use of organic reagents, and then electroplates copper cathode;

"ton" means a short ton, 2,000 pounds;

"tonne" or "t" means 1,000 kilograms;

"Zn" means zinc.

PRELIMINARY NOTES

Incorporation By Reference and Date of Information

The following documents of the Company, which have been filed with the regulatory authorities in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island, New Brunswick, Newfoundland and Labrador (the "Jurisdictions") are specifically incorporated by reference and form a part of this annual information form (the "AIF"):

(a) audited financial statements for the year ended December 31, 2007 and the auditor's report thereon;

(b) management discussion and analysis for the year ended December 31, 2007;

(c) final long form prospectus dated June 12, 2007, which includes the Company's audited financial statements for the year ended December 31, 2006;

(d) amendment to the final long form prospectus dated June 28, 2007;

(e) updated 43-101 technical report and qualified person's review updated to February 28, 2007 on the Company's Barreal Seco Project II Region, Chile; and

(f) mineral resource model update for the San Jorge Copper-Gold Deposit dated February 2008.

All documentation incorporated by reference in and forming a part of this AIF can be found on the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com under the Company's profile.

All information in this AIF is as of December 31, 2007 unless otherwise indicated.

Currency

All sums of money which are referred to herein are expressed in lawful money of the United States of America, unless otherwise specified. References to Canadian dollars are referred to as "CDN$".

Forward Looking Statements

Certain statements contained in this AIF of the Company or any document filed with the Canadian regulatory authorities, or in any other written or oral communication by or on behalf of the Company that do not directly and exclusively relate to historical facts, may constitute forward-looking statements which reflect management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, changes in market and competition, technological and competitive developments, cooperation and performance of strategic partners, and potential downturns in economic conditions generally. Forward-looking statements are based on management's estimates, beliefs and opinions on the date the statements are made. The Company assumes no obligation to update forward-looking statements if circumstances of management's estimates, beliefs or opinions should change. Additional information on these and other potential factors that could affect the Company's financial results are detailed in documents filed from time to time with the Securities Commissions of the Jurisdictions.

This AIF uses the terms "measured", "indicated" and "inferred" mineral resources. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

All mineral resources have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in National Instrument 43-101, commonly referred to as NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (SEC) Industry Guide 7. Canadian and Guide 7 standards are substantially different. This AIF uses the terms "measured," "indicated" and "inferred" resources. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that enable them to be categorized as mineral reserves.

CORPORATE STRUCTURE OF THE COMPANY

Name, Address and Incorporation

The Company was incorporated under the *Business Corporations Act* (British Columbia) on September 22, 2004 under the name of Coro Mining Corp. The Company's registered and records office is located at Suite 1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 and its head office is located at Suite 1810 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

By Notice of Articles dated effective April 6, 2005, the Company increased its authorized share capital to an unlimited number of common shares without par value of which, as of December 31, 2007, 36,209,439 common shares are issued and outstanding. The common shares carry no rights of redemption, retraction, conversion or exchange.

The Company became a reporting issuer in the Jurisdictions on June 13, 2007. The Company's common shares were listed for trading on the Toronto Stock Exchange (the "Exchange") on July 10, 2007.

Intercorporate Relationships

References in this AIF to the business of the Company include the business conducted by its wholly-owned subsidiaries. The Company has the following direct or indirect subsidiaries, all of which are 100% beneficially owned by the Company. The following corporate chart also indicates the property holdings of each of the subsidiaries.


Coro Mining Corp.
(British Columbia)
Sea to Sky Holdings Ltd.
(BVI)
Coro Minera de Mexico
SA de CV (Mexico)(3)
Minera Cielo Azul Ltda.
(Chile)(1)
Minera San Jorge SA
(Argentina)(2)

(1) Minera Cielo Azul Ltda. ("MCAL") holds the Flores Project (including the Barreal Seco Property, the Salvadora Property and the Celeste Property), the Cerro Chaqay Project, the Andrea Property, the South Central Chile exploration properties and other exploration properties, and has entered into the option agreement to acquire the Cerro Negro copper mine.

(2) Minera San Jorge SA ("MSJ") owns the San Jorge Property.

(3) Coro Minera de Mexico SA de CV ("Coromex") holds the interests in the Cordero and Sanson properties. The Company has entered into a letter of intent with Valley High Ventures Ltd. to sell the shares of Coromex to Valley High Ventures Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2005

During 2005, the Company entered into two Data Use Agreements with Phelps Dodge Exploration Corporation ("Phelps Dodge") pursuant to which Phelps Dodge has granted the Company access to its database of proprietary geophysical, geologic, geochemistry, maps, data reports and other files on various properties in Mexico and Central America, and in Chile for an initial period of 36 months from the date of the agreements. The agreement covering Mexico and Central America was entered into as of May 20, 2005 (the "Phelps Dodge Data Use Agreement – Mexico") and the agreement covering Chile was entered into as of September 19, 2005, and amended January 31, 2007 (the "Phelps Dodge Data Use Agreement – Chile"). In consideration for the information provided pursuant to the Phelps Dodge Data Use Agreement – Chile, the Company issued 200,000 common shares to Phelps Dodge. Phelps Dodge has a back-in right to acquire an undivided 70% of the Company's interest in any property which the Company may acquire within the areas covered by the Phelps Dodge Data Use Agreements and which have a minimum of 2 million tonnes of contained copper, of which a minimum of 1 million tonnes must be in the measured mineral resource or indicated mineral resource categories. The back-in right in respect of Mexico and Central America will expire on May 20, 2009 and the back-in right in respect of Chile will expire on

September 19, 2009. If Phelps Dodge exercises its back-in right, Phelps Dodge and the Company have agreed to enter into a joint venture agreement for the development of the particular property. The Company's Andrea property and South-Central Chile properties in Chile are subject to Phelps Dodge's back-in right. The Company's Cordero-Sanson property in Mexico is subject to the back-in right.

The Company expects to enter into an amending agreement to extend the access period under the Phelps Dodge Data Use Agreement – Mexico for a further 12 month period expiring May 20, 2009.

During 2005 the Company completed private placements of common shares to raise a total of $5,756,000. The proceeds of these private placements were used to fund general exploration activities in Chile and Mexico, and for working capital.

2006

The Company, through MCAL, entered into option agreements in relation to the Barreal Seco Property, a copper deposit located on the boundary of Region II and Region III of Chile. The Company also entered into an option agreement in relation to the Salvadora property (the "Salvadora Property") and a rental agreement in relation to the Celeste property (the "Celeste Property"), both in close proximity to the Barreal Seco Property in Region III of Chile, which management believes are prospective for developing copper resources that could be exploited as satellites to the Barreal Seco Property. The Company, through MCAL, also entered into option agreements in relation to three of the four claims comprising the Gloria property (the "Gloria Property"), a copper prospect located in Region III of Chile, and has acquired the fourth claim, which options were dropped by the Company in 2007.

On August 9, 2006, the Company entered into an agreement with Global Copper Corp. ("Global") giving the Company an option to acquire a 100% interest in the San Jorge Property, a copper-gold deposit located in the Province of Mendoza, Argentina. Pursuant to the agreement, the shares of MSJ have been transferred to MCAL, and the Company, through MSJ, controls the San Jorge Property. In connection with the acquisition of MSJ, the Company also acquired the land on which the San Jorge Property is located.

The Company, through Coromex, entered into option agreements to acquire the Cordero property (the "Cordero Property"), a polymetallic prospect located in the State of Chihuahua, Mexico. Coromex also owns the adjacent Sanson molybdenum prospect (the "Sanson Property", and together with the Cordero Property, the "Cordero-Sanson Property").

During 2006, the Company completed private placements of subscription receipts, each exercisable for no additional consideration to acquire one common share of the Company to raise a total of $12,130,000. The proceeds of these private placements were used to fund geological and engineering activities at the Barreal Seco Property and the San Jorge Property, as well as at the Celeste Property and the Cordero Property, and for working capital.

2007

In 2007, the Company completed a National Instrument 43-101 compliant resource estimate (which has subsequently been updated in February 2008, and is included in the technical report for the mineral resource model update for the San Jorge Copper-Gold Deposit dated February 2008 and filed on SEDAR). Based on the results of the resource estimate, the Company commissioned Ausenco Canada Inc. to complete an independent pre-feasibility study for a leach-only operation to produce 25,000 tonnes of cathode copper per year. Subsequent to the commissioning of the pre-feasibility study, the government of the Province of Mendoza in Argentina passed legislation in June 2007 banning the use of toxic chemicals, including sulphuric acid in any mining activity in the Province. Sulphuric acid is the principal agent

generally used in a leach process, which would have been the intended method used at the San Jorge Property. The Company has commenced an action challenging the constitutionality of the legislation in an attempt to have the legislation amended.

Following the introduction of this legislation in Mendoza, the Company initiated a review of alternative methods that do not require the use of sulphuric acid, as the legislation does not in principle preclude conventional flotation treatment.

On July 10, 2007, the Company closed its initial public offering of 6,000,000 common shares at a price of CDN$2.25 per common share for gross proceeds of CDN$13.5 million (the "Offering") and the Company's common shares were listed for trading on the Exchange under the symbol "COP". The Company used the net proceeds received pursuant to its Offering for exploration, engineering studies and pre-feasibility studies on its Barreal Seco Property and San Jorge Property, option payments, general and administration expenses and general working capital.

The Company, through MCAL, entered into an agreement to acquire 100% of the Andrea Copper Gold Property, (the "Andrea Property") in south central Chile. The Andrea Property is comprised of two exploitation claims totalling 670 hectares.

The Company acquired, by staking, a number of claim positions totalling approximately 42,300 hectares in south-central Chile in the general area of the Andrea Property, which claims are subject to the terms of the Phelps Dodge Data Use Agreement.

The Company completed a short drill program on its Gloria Property located in Region III of Chile (of which three claims are optioned and one claim is owned by MCAL) in the fourth quarter of 2007. Following disappointing results from this drilling program, the Company has determined to discontinue making payments under the option agreements. The Company will continue to hold the wholly-owned claim.

Subsequent to December 31, 2007

Option to Acquire Cerro Negro Mine

In February 2008, the Company, through MCAL, entered into an option agreement to acquire 100% ownership of the Cerro Negro copper mine. Cerro Negro comprises a combined open pit and underground operation producing copper cathodes via heap leach and copper-silver concentrates via flotation as well as the toll treatment of third party oxide ores. Current design capacity is 6,000 tonnes of copper cathode and 9,600 tonnes of copper-silver concentrates per year, and copper sulphate production capacity is approximately 4,200 tonnes per year. Under the terms of the option agreement, the Company had until March 24, 2008 to complete a preliminary evaluation, and it has now entered into the initial due diligence period of 105 days by paying $1.0 million on March 24, 2008. On or before July 7, 2008, the Company may elect to proceed to a second stage due diligence by paying a further $1.0 million. On or before September 18, 2008, the Company may exercise its option to acquire 100% of Cerro Negro by agreeing to pay the balance of $38 million. The vendors of the Cerro Negro operating company have agreed that the operating company will have at least $10 million of cash and cash equivalents at the time that the option is exercised, and that in the event that it does not have this amount, the final payment by the Company will be reduced by the corresponding amount.

The Cerro Negro mine is located 37 km south east of the town of Cabildo in the Province of Petorca, V Region of Chile, and approximately 210km north of Santiago. The mine is situated within an established mining district and is located approximately 25km northeast of the Anglo American's El Soldado mine. Cerro Negro is a flat lying manto type deposit hosted by Cretaceous age volcanics and sediments. Oxide

ores are mined by open pit methods while sulphide ores are largely produced by underground methods, particularly room and pillar, and smaller satellite ore bodies are selectively underground mined by independent contract miners on a price participation basis. The Cerro Negro mine is located within the area covered by the Phelps Dodge Data Use Agreement - Chile. As the agreement was originally entered into in respect of exploration properties the Company intends to seek the agreement of Phelps Dodge to exclude the Cerro Negro mine from the agreement.

Operations commenced in 1944, and between 1983 and 1996, Cerro Negro operated exclusively as a 1,200 tonnes per day ("tonnes per day") concentrator, producing up to 5,000 tonnes per year copper ("tpy") in concentrates. In 1997, at a time of low copper prices and high costs, Cerro Negro was sold to its employees, and a small copper precipitate plant subsequently installed. According to the sellers, this leaching operation was converted to Solvent Extraction (SX) in 1999 to produce copper sulphate and in 2001-02 to a 3,000 tpy Solvent Extraction-Electrowinning (SXEW) operation; it was further expanded in 2005 to 4,000 tpy capacity and in 2007 to its current capacity of approximately 6,000 tpy of Cu cathode. Coro has been advised by the sellers that copper in concentrate production has averaged approximately 1,900 tonnes per year since 1998. The toll treatment of oxides is governed by an agreement with Enami which purchases third party ore trucked in from small artisanal mines in the surrounding district; this agreement extends to 2011 and is for processing of 180,000 tonnes of ore per year. The average grade in 2007 was approximately 1.9% CuT. The foregoing information relating to the Cerro Negro mine has been provided to the Company by the seller but has not yet been independently verified by the Company and is subject to verification by the Company.

The Company has entered into an agreement (the "Auramet Agreement") dated February 26, 2008 with Auramet Trading, LLC ("Auramet"), pursuant to which Auramet has agreed to provide services to the Company in connection with securing up to $40,000,000 in financing for the acquisition of the Cerro Negro mine. In partial consideration for the services to be provided by Auramet, the Company has agreed to issue 150,000 share purchase warrants, each exercisable to acquire one common share of the Company at a price of $2.50 for a period of two years.

Commencement of Preliminary Economic Assessment at San Jorge

In February 2008, the Company commissioned GRD Minproc to undertake an independent preliminary economic assessment of a flotation only operation to produce 35-50,000 tonnes of contained copper per year, together with associated precious metals credits, from the enriched and sulphide portion of the ore body.

Agreement to Dispose of Coromex

The Company has entered into a letter of intent dated March 19, 2007 with Valley High Ventures Ltd. ("Valley High") pursuant to which it has agreed to transfer to Valley High all of its interest in Coromex in exchange for shares in the capital of Valley High. Completion of the transaction is subject to the parties entering into a definitive agreement, and receiving all applicable regulatory and shareholder approvals.

Significant Acquisitions

During the Company's year ended December 31, 2007, the Company was not a party to any significant acquisition.

DESCRIPTION OF BUSINESS

General

The Company was founded with the goal of building a mid-tier mining company focused on medium-sized base and precious metals deposits in Latin America, with a particular emphasis on copper deposits. The Company intends to achieve this goal through the exploration for, and acquisition of, projects that can be developed and placed into production. An experienced exploration and development team has been established to undertake this.

The Company, through MCAL, has entered into option agreements in relation to the Barreal Seco Property, a copper deposit located on the boundary of Region II and Region III of Chile. The Company has also entered into an option agreement in relation to the Salvadora Property and a rental agreement in relation to the Celeste Property, both in close proximity to the Barreal Seco Property in Region III of Chile, which management believes are prospective for developing copper resources that could be exploited as satellites to the Barreal Seco Property, and collectively referred to as the Flores Project. See "Description of Business – Chile Properties".

On August 9, 2006, the Company entered into an agreement with Global Copper Corporation ("Global") giving the Company an option to acquire a 100% interest in the San Jorge Property. Pursuant to the agreement, the shares of MSJ have been transferred to MCAL, and the Company, through MSJ, controls the San Jorge Property, a copper-gold deposit located in the Province of Mendoza, Argentina. In connection with the acquisition of MSJ, the Company acquired the land on which the San Jorge Property is located. See "Description of Business – Argentina Property".

The Company, through Coromex, has entered into option agreements to acquire the Cordero Property, a polymetallic prospect located in the State of Chihuahua, Mexico. Coromex also owns the adjacent Sanson Property. See "Description of Business – Mexico Properties".

The Company has two advanced material projects, the San Jorge Property and the Barreal Seco Property. At the San Jorge Property, the Company is completing a pre-feasibility study on the leach resources and a preliminary economic assessment on the flotation resources which will determine the economic parameters of each project. At the Barreal Seco Property, the Company is undertaking an internal scoping study on the leach resources. These engineering studies are expected to be completed in the second quarter of 2008.

The Company will also seek further opportunities to expand its resource base through the exploration for, and acquisition of, additional projects.

Competitive Conditions

The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense,

particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Environmental Considerations

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances related to mining industry operations, which could result in the environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessment of proposed projects carries a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

Employees

As at December 31, 2007, the Company had approximately 36 full and part-time employees and also utilized the services of several professionals on a part-time contract or consulting basis. The Company seeks to employ individuals and utilize the services of consultants who have international mining experience.

Foreign Operations

The Company's material properties are currently located in Argentina, Chile and Mexico and, as such, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties. The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Risk Factors

The Company will face a number of challenges in the development of its properties. The following is a description of the principal risk factors affecting the Company:

Operational Risks

The Company's operations are subject to all of the risks normally incident to the exploration for and the development and operation of mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons. All of the Company's properties are still in the

exploration or advanced exploration stage. Mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.

The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the properties will be brought into commercial production or that the funds required to exploit mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company's mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a "going concern".

Estimates of Mineral Resources

The mineral resource estimates contained in this AIF are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. The estimates of mineral resources described in this AIF should not be interpreted as assurances of mine life or of the profitability of future operations.

Additional Funding and Dilution

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only source of future funds presently available to the Company are the sale of additional equity or the entering into of joint venture arrangements or other strategic alliances, or debt financing in respect of the proposed acquisition of the Cerro Negro mine, in which the funding sources could become entitled to an interest in the properties or the projects. In addition, the status of Argentina, Chile and Mexico, where the Company operates, as developing countries may make it more difficult for the Company to obtain any financing for its projects. Issuances of additional securities will result in a dilution of the equity interests of any person who may become a holder of common shares. There is no assurance that the Company will be successful in raising sufficient funds to meet its obligation or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such

contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Foreign Political Risk

The Company's material properties are currently located in Argentina, Chile and Mexico and, as such, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties. The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

In addition to the risks noted above, on June 20, 2007 legislation was passed in the Province of Mendoza, Argentina, which became effective on July 1, 2007, prohibiting the use of certain toxic chemicals, including sulphuric acid, in any mining activity in the Province. If it is not modified or repealed, it will effectively prohibit the development of mining projects which use such toxic chemicals, and could have a material adverse effect on the Company, its assets and its prospects. The Company believes that the legislation is unconstitutional and has filed an action against the Provincial Government of Mendoza in an attempt to protect its rights to process the oxide resources at the San Jorge Property with sulphuric acid. The claims pursued with the action are related to discrimination, unreasonable prohibition and excess in the legislation to control an industrial activity. The government has responded and defended the legislation. The next step will be to open the action to trial which could take anywhere from seven months to a year to conclude. The Company believes that the law will not prohibit a flotation only project which does not incorporate the use of toxic chemicals in the processing of copper concentrates.

Permits

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary licenses and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company will have the resources or expertise to meet its obligations under such licenses and permits.

Government Regulation

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance

can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

Property Interests

The Company has the right to earn a 100% interest in certain of its properties (75% interest in the Barreal Seco Property). To earn its 100% interest in each property, the Company is required to make certain cash payments and/or share issuances. If the Company fails to make the agreed cash payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Acquisition of Additional Mineral Properties

If the Company loses or abandons its interest in one or more of its properties, there is no assurance that it will be able to acquire other mineral properties of merit, whether by way of option or otherwise, should the Company wish to acquire any additional properties.

Environmental Regulations

The Company's activities are subject to foreign environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Unknown Environmental Risks for Past Activities

Exploration and mining operations involve a potential risk of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks. However, those risks have not been eliminated, and the risk of environmental contamination from present and past exploration or mining activities exists for mining companies. Companies may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. However, no assurance can be given that potential liabilities for such contamination or damages caused by past activities at these properties do not exist.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company's success. The Company has not purchased any "key-man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the *Business Corporations Act* (British Columbia), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. Certain of the directors and officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not be the only business enterprise of these directors and officers.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned. The Company can never be certain that it or its option partners will have valid title to its mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The Company does not carry title insurance on its properties. A successful claim that the Company or its option partner does not have title to a property could cause the Company to lose its rights to that property, perhaps without compensation for its prior expenditures relating to the property.

Repatriation of Earnings

There is no assurance that any countries other than Canada in which the Company carries on business or may carry on business in the future will not impose restrictions on the repatriation of earnings to foreign entities.

Infrastructure

Development and exploration activities depend on adequate infrastructure, including reliable roads and water and power sources. In particular, the Company's activities in Regions II and III of Chile will depend on adequate water supply. The Company's inability to secure adequate water and power resources, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company's operations and financial condition.

Influence of Third Party Stakeholders

The properties in which the Company holds an interest, or the exploration equipment and roads or other means of access which the Company intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, the Company's work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for the Company.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, flooding, earthquakes and other environmental occurrences may occur. It is not always possible to fully insure against such risks and the Company may decide not take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Commodity Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, forward sales by producers, production, industrial demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company's revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of copper or gold. The prices of these commodities are affected by numerous factors beyond our control.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Expected Continued Operating Losses

The Company has no history of operating earnings. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. The Company has experienced losses from operation for each of the years ended December 31, 2007 and 2006. The Company expects to incur losses, and will likely incur increased losses, for the foreseeable future.

No History of Dividends

The Company has never paid a dividend on its common shares and does not expect to do so in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant. Accordingly, it is likely that investors will not receive any return on their investment in the common shares other than possible capital gains.

Foreign Currency Risk

A substantial portion of the Company's expenses are now, and are expected to continue to be incurred in foreign currencies. The Company's business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign

exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's business, financial condition and results of operations and could result in downward price pressure for our products in or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Mineral Properties

The Company owns, or has the right to acquire an interest in, mineral properties in Chile, Argentina and Mexico. The Company's properties in each of these areas are described below. To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company's material mineral projects, the Company has opted, as allowed by the Instrument, to reproduce the summaries from the technical reports on the material Barreal Seco Property and San Jorge Property.

Chile Properties

In Chile, the Company has an option to acquire a 75% interest in one of its material properties, the Barreal Seco Property, and options to acquire the Salvadora Property, as well as a lease for the Celeste Property, both of which are satellite properties to the Barreal Seco Property, and all of which are collectively known as the Flores Project. The Company also owns the Cerro Chacay property (the "Cerro Chacay Property"), has an option to acquire a 100% interest in the Andrea Property, and has staked additional claims in south-central Chile.

Barreal Seco Property

Acquisition of the Barreal Seco Property

MCAL acquired the Group II concessions which comprise part of the Barreal Seco Property pursuant to two agreements dated March 28, 2006 (the "Barreal Seco Agreements"). Pursuant to an agreement dated March 28, 2006 among MCAL and Sociedad Legal Minera Dalila uno de la Sierra Colmo and Sociedad Legal Minera Teresa Primaera de Sierra Colmo (on their own behalf and on behalf of others (together, the "Owners")), MCAL has acquired an option to purchase a net 75% interest in a 1,540 ha portion of the Barreal Seco Property Group II concession area by paying to the Owners the aggregate amount of $1,552,000 in cash as follows: $100,000 on signing (paid), $200,000 on March 28, 2007 (paid), $400,000 on March 28, 2008 (paid) and $852,000 on March 28, 2009. In addition, MCAL must make an aggregate of $1,700,000 in exploration expenditures as follows: $200,000 by March 28, 2007 (completed), $500,000 by March 28, 2008 (completed) and $1,000,000 by March 28, 2009 (completed). The Company must also conduct a feasibility study at its sole cost by March 28, 2009.

Once all of the payments and exploration expenditures have been made, MCAL has agreed to establish a contractual mining corporation ("CMC") to which the Barreal Seco Property will be contributed. Payment of an additional amount of $2,448,000 by the Company will be satisfied by the issuance to the Owners of shares in the CMC representing 25% of the capital stock of the CMC. MCAL and the Owners will then enter into a shareholders' agreement providing for MCAL to appoint three of the four directors of the CMC, for MCAL to be the operator, for the expenditures incurred by MCAL for the benefit of the CMC to be treated as a loan from MCAL to the CMC, and that until commercial production, MCAL and the Owners will contribute to costs in accordance with their percentage interests, provided that MCAL will fund the Owner's portion as a loan to be repaid from cash flow.

Pursuant to a second agreement dated March 28, 2006 and amended April 28, 2006 and October 2, 2006, between MCAL and Hagop Kazazian, MCAL has acquired an option to purchase a 100% interest in the remaining 300 ha of the Barreal Seco Property Group II concession area (the Tere I 1/10 and Tere II 1/20

claims) by paying the aggregate amount of $460,000 in cash as follows: $230,000 on signing (paid), $57,500 in September, 2006 (paid), $161,000 on March 28, 2007 (paid) and $11,500 on March 28, 2009.

MCAL acquired the Group I concessions which comprise part of the Barreal Seco Property from Rio Tinto Mining and Exploration Limited Agencia en Chile ("RioMinEx") at no cost pursuant to a public deed dated November 28, 2006.

The exploitation concessions which comprise the Group I and Group II concessions are indefinite and do not have expiry dates. In order to maintain the concessions in good standing, MCAL must pay annual license fees. There are no fees currently outstanding in respect of the concessions.

Summary

Information in this section is summarized or extracted from the "Technical Report on the Barreal Seco Property" updated to February 28, 2007 (the "Barreal Seco Technical Report") and prepared by AMEC International (Chile) S.A. ("AMEC") in accordance with the requirements of NI 43-101. The Barreal Seco Technical Report is incorporated by reference into this AIF. Portions of the following information are based on assumptions, qualifications and procedures, which are set out only in the full Barreal Seco Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Barreal Seco Technical Report which is available for review on the SEDAR website at www.sedar.com.

MCAL retained the services of AMEC to prepare the Barreal Seco Technical Report covering its Barreal Seco Property, located in the II Region, Northern Chile. Dr. Armando Simón, R.P.Geo (AIG) and Principal Geologist, Rodrigo Marinho, P.Geo. (CPG-AIPG) and Senior Geologist and Joyce Maycock, P.Eng. and Engineering Manager, from the AMEC Santiago Office, served as the Qualified Persons responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1.

The scope of work entailed the review of pertinent geological, geophysical, and other data in sufficient detail to prepare a mineral resource estimate and the Barreal Seco Technical Report. Only limited metallurgical testwork was available, and as such AMEC has provided a brief review of metallurgy.

Ownership

The Company, a British Columbia (B.C.) company incorporated under the Business Corporations Act of B.C., owns 100% of the shares in Sea to Sky Holdings Ltd. (STSH), a British Virgin Islands company, incorporated as an International Business Company under The International Business Companies Act. STSH owns 99.9 % of the interest in Minera Cielo Azul Limitada (MCAL), a limited liability company established under the laws of Chile on 17 July 2003. The remaining 0.1 % of the interest in MCAL is owned by Mr. Pablo Mir Balmaceda, of Enrique Foster Sur, 20, piso 9, Las Condes, Santiago, Chile.

MCAL has acquired the Property through various agreements (as described above). MCAL is currently assessing the surface and water rights on the Property, but to date no surface or water rights have been acquired.

History

The Property has been mined at least since 1919 by *pirquineros*, using selective underground mining methods through small vertical shafts. The Empresa Nacional de Minería (ENAMI) acquired the Property in the early 1970s, and organized the small-scale production. Between 1970 and 1974, ENAMI conducted an exploration campaign over the Property, consisting of reverse circulation (RC) drilling of 34

holes totaling 2,304 m to an average depth of 70 m on a 25 m-centered grid. In addition, ENAMI drilled 103 shallow RC holes totaling 659 m, to an average depth of 5 m, on approximately 50 m x 50 m grid spacing (locally tightening to 25 m x 25 m spacing).

In 1992, RTZ Mining and Exploration Ltd. (RioMinEx) optioned the Property and commenced extensive exploration, including airborne and ground geophysical surveys, geological and geochemical studies, bulldozer trenching and drilling. RioMinEx drilled 17,700 m in 163 holes (including shallow hole percussion drilling, RC and diamond drilling). On the basis of those studies, RioMinEx completed resource estimations on the oxide and sulphide parts of the deposit. The oxide resource totaled 17 Mt averaging 0.70% CuT (total copper) using a 0.30% CuT cut-off, whereas the sulphide resource totaled 54 Mt at 0.65% CuT, using a 0.40% CuT cut-off. However, the resources are historic in nature, are not CIM (2005)-compliant, are not to be relied upon, and are included for information purposes only.

In June 2001, Minera Atna Chile Ltda. (Atna) entered into an option/purchase agreement to earn a 100% interest on the Property. Atna conducted a core and RC drilling program totaling 3,152 m in 28 holes. On the basis of the available information, Atna prepared a resource estimate with assistance from Snowden Mining Industry Consultants (Snowden), and obtained results that were in general agreement with the previous resource estimate by RioMinEx. The total resource at the 0.30% CuT cuttoff grade was 21.7 Mt grading 0.60% CuT; the resource decreased to 12.8 Mt grading 0.75% CuT at the 0.50% CuT cut-off. However, the resources are historic in nature, are not CIM (2005)-compliant, are not to be relied upon, and are included for information purposes only.

MCAL optioned the Property in 28 March 2006, and conducted a core and RC drilling program totalling 1,832 m in 13 core holes, and 6,578 m in 38 RC holes. A resource estimate was prepared as part of the Barreal Seco Technical Report and it represents first-time disclosure of a CIM-compliant resource for the Property.

Geology and Mineralization

The Barreal Seco deposit is hosted within a gently-dipping, intermediate-composition volcanic and sedimentary sequence comprising porphyritic andesites, andesitic breccias, conglomerates and sandstones that have been assigned to the Lower Cretaceous Aeropuerto Formation. Andesite textures vary from aphanitic to porphyritic. The volcano-sedimentary sequence is intruded by medium-grained granodioritic to dioritic stocks and andesitic to aplitic dykes. Underlying the Aeropuerto volcanics is a 200 m thick evaporitic marine sequence, composed of alternating layers of calcium carbonates and sulphates, with fine silicate-bearing intercalations, which has been identified only from drill data.

The deposit consists of a clast-to matrix-supported hydrothermal breccia, which cuts the volcano-sedimentary units. The mineralisation has been described as a crackle breccia developed within the andesitic flows, the volcano-clastic sequences and, possibly, andesite or diorite intrusions. This crackle breccia forms irregular zones with gradual to sharp breccia-wallrock boundaries. The breccia crops out on surface as a circular body, about 250 m in diameter.

It is difficult to trace the individual units through even closely-spaced drill holes, due to extensive faulting and rapid facies changes. The monoclinal, gently-folded volcano-sedimentary sequence has a NW- to NNW-trending general strike, with 30° to 60°, NE to ENE dips, averaging 45°. From a drill core perspective the breccias and veins have a random distribution. Although there is no significant difference in results between vertical and inclined drill holes, the latter provide a more precise location of mineralization-bounding faults. Major fault trends, as visible in air photographs and satellite imagery, have NNE and NW orientations.

Within the limits of the interpretation allowed by the current drilling grid, at least two roughly parallel breccia bodies, with a broad NE-SW orientation and 70° to 80° NW average plunge, have been recognized. It should be noticed, though, that future drilling on a denser grid will surely modify this picture. The breccia bodies are as follows:

- Main Body: This extremely irregular breccia body, with numerous protuberances, entries, voids and root zones, has been delineated over more than 450 m in the NE-SW direction, 350 m in the NW-SE direction, and over a vertical extent which exceeds 230 m (between 1,125 m and 895 m elevation).

- Northeast Body: This breccia body forms a flattened column, with the following dimensions: about 220 m length (NE-SW), 60 m width (NW-SE), and a vertical extension of nearly 210 m (between 1,105 m and 895 m elevation). The Northeast body occurs in the footwall of the Main body, from which it is separated by nearly 100 m of non-mineralised material.

- Southwest Body: This boot-shaped body extends for about 110 m length (NE- SW) and 70 m width (NW-SE), with a vertical extension of nearly 90 m (between 985 m and 895 m elevation). The Southwest body also occurs in the footwall of the Main body, from which it is separated by nearly 100 m of non-mineralised material.

- East Body: This body forms a roughly isometric column, with about 60 m length (NE-SW) and 50 m width (NW-SE), and a vertical extension of nearly 220 m (between 1,115 m and 895 m elevation). The East body is located east of the Northeast body.

The hydrothermal breccia is composed of angular clasts of hematitized, chloritized and silicified andesites and a micaceous specularite matrix, that contains disseminated chalcopyrite and pyrite, and minor bornite and chalcocite. Most breccia clasts exhibit little evidence for clast mixing. Clasts comprise porphyritic and micro-porphyritic andesites, as well as trachytic textured andesites, and diorites.

Copper grades within both the oxide and sulphide zones are generally greater than visual estimates in drill logs, suggesting that a significant part of the contained copper may be tied up in the specularite, either as thin coatings, inclusions, or possibly at the atomic level.

The Barreal Seco breccia has been heavily oxidized to varying depths (70 m to 200 m), resulting in vertical mineralization zonation. Underlying the oxide zone is a mixed zone, where sulphide and oxide minerals coexist. Fresh rock is encountered as high as at the 1,130 m elevation. Secondary enrichment processes documented to date are weak and irregular.

Exploration and Data Verification

A total of approximately 33,130 m in 383 exploration holes have been reportedly drilled on the Property since 1972. Of these, 41 holes are core (11,157 m) and 342 holes (21,973 m) are RC. Details of the various drilling programs are summarized in Table 1-1.

During the preparation of the Barreal Seco Technical Report, AMEC reviewed on site the surface geology, as well as the drilling, core handling, logging and sampling procedures, drillhole surveying, and sample security issues. An assessment was made of the quality of these data and procedures relative to industry standard practices.

Table 1-1: Barreal Seco Project Exploration Drilling Summary (Barreal Seco + Teresa Chica)

	Period	Drill Hole Prefix	Total (holes)	Length (m)				Drilling Type
				Total	Min (m)	Max (m)	Ave (m)	
ENAMI	1972	CTL	34	2,304	56	70	67.8	RC drilling
ENAMI	1972	CTS	103	659	5	7	6.4	RC drilling
RioMinEx	1992-1995	CBD	20	8,450	365	490	422.5	Core drilling
RioMinEx	1992-1995	TCP	20	8,110	212	504	405.5	RC drilling
RioMinEx	1992-1995	CBC	123	1,140	9	19.5	9.3	RC drilling
Las Luces	1999	TC	4	906	198	354	226.5	RC
Atna	2001	DDH	8	875	90	120	109.4	Core drilling
Atna	2001	RC	20	2,276	56	120	113.8	RC drilling
MCAL	2006	DBS	13	1,832	95.2	230	140.9	Core drilling
MCAL	2006	RBS	38	6,578	100	200	173.1	RC drilling
Total			**383**	**33,130**			**86.5**	

Metallurgy

It appears that the mineralisation, although low grade, can be treated successfully by heap leaching for oxide material and by flotation for sulphide material. Further testwork and pilot plant testwork are necessary to prove the economic viability of processing. The effect of possible degradation in the heaps should also be investigated

Resource Estimation

Using geological interpretations done by MCAL, AMEC defined oxide, mixed, breccia, primary and leached domains for purposes of grade estimation and mineral resource reporting. To prepare the final resource model, AMEC used a combination of solids for oxide and leached domains, surfaces for mixed and primary domains, and solids from bench polygon extrusion for the breccia.

For grade estimation AMEC used ordinary kriging for all domains, except for the mixed one that was interpolated using inverse distance squared, because correlograms were not satisfactory for using kriging.

Once grades were estimated and blocks classified into resources categories according to grade continuity and confidence on the estimate, AMEC prepared a pit optimization to constrain resources that are economically potential to be extracted.

AMEC reports the mineral resources for Barreal Seco according to CIM Definitions Standards (CIM, 2005); Tables 1-2 and 1-3 summarize the resources above 0.3% CuT cutoff. Resources are tabulated independently for the Oxide domain (Table 1-2) and other domains (Table 1 -3), since the oxide material is the main target for the project at the moment.

Table 1-2: Mineral Resources for Oxide Domain above Cutoff 0.3% CuT

Domain	Category	Tonnage (t)	CuT (%)	Cu_Metal (lb)	CuS (%)	CuS_Metal (lb)
Oxide	Measured	6,535,316	0.617%	88,865,851	0.359%	51,777,274
	Indicated	19,754,055	0.542%	236,169,804	0.319%	139,098,487
	Measured + Indicated	**26,289,372**	**0.561%**	**325,035,655**	**0.329%**	**190,875,761**
	Inferred	3,167,888	0.427%	29,842,011	0.266%	18,567,573

Table 1-3: Mineral Resources above Cutoff 0.3% CuT, All Other Domains

Domain	Category	Tonnage (t)	CuT	Cu_Metal (lb)
Mixed	Indicated	1,429,912	0.551%	17,355,338
	Inferred	426,631	0.458%	4,303,130
Breccia	Indicated	1,283,977	0.708%	20,022,255
	Inferred	15,636,464	0.621%	214,095,078
Primary	Indicated	145,494	0.591%	1,894,918
	Inferred	7,852,790	0.463%	80,187,670
Leached	Indicated	1,036,303	0.381%	8,712,955
	Inferred	459,305	0.350%	3,544,285
Totals	Indicated	3,895,687	0.559%	47,985,467
	Inferred	24,375,190	0.562%	302,130,162

AMEC is of the opinion that the oxide zone is reasonably well investigated, and that the resource estimate shows acceptable results for total copper values; however, AMEC recommends that additional definition drilling be conducted to better outline the oxide zone, and that a more complete study about the soluble copper is completed to better determine the leachable resources.

In the zones where sulphide material is predominant a closer drilling spacing is necessary to enhance confidence on geological interpretation and grade estimation.

<u>Conclusions</u>

On the basis of this review, AMEC concluded that:

- The geology of the Barreal Seco deposit is reasonably well understood. Main mineralization controls (lithological and structural controls) have been identified, and have been used in domaining for grade estimation.
- Drilling and sampling procedures, sample preparation and assay protocols for the RioMinEx, Atna and MCAL drilling campaigns were generally acceptable.
- Verification of historical data regarding drill hole surveys, assays, and drill hole logs is problematic in some cases due to missing records, protocols, core and sample backup, particularly for the ENAMI and Las Luces drilling campaigns.
  - With the exception of brief geologic reports, no other detailed information was available regarding the ENAMI and Las Luces exploration campaigns.

- o Validation of RioMinEx and Atna drill hole data was achieved mostly through analysis of available copies of original logs, reported QA/QC data, comparison of RioMinEx and Atna holes to MCAL holes by twin hole analysis and inspection of cross sections.

- o All the MCAL drill hole data were available for review.

- GPS verification of some drill hole collar coordinates yielded acceptable errors for the RioMinEx, Atna and MCAL campaigns. AMEC is of the opinion that the drillhole coordinates are sufficiently accurate for resource estimation purposes.

- QA/QC protocols and results vary significantly depending on the drilling campaign:

  - o ENAMI and Las Luces drilling had no QA/QC.

  - o RioMinEx used QA/QC protocols to assess assay precision and accuracy. The RioMinEx QA/QC procedures and results were reviewed by MRDI (2001) and by Holbek and Wilson (2002). AMEC could not directly verify all the RioMinEx results, but reviewed the check sample data presented by Holbek and Wilson (2002).

  - o Atna used limited QA/QC protocols to assess assay precision and accuracy. AMEC could not directly verify the Atna results, but reviewed the tables and plots presented by Holbek and Wilson (2002) for blanks, duplicates and standards, and processed the field duplicate and check sample data and the standard data.

  - o During the 2006 drilling campaign, MCAL implemented a detailed QA/QC protocol that was designed and supervised by AMEC. AMEC also conducted an independent resampling program to validate the results of MCAL's 2006 drilling campaign.

- On the basis of the reviewed information, AMEC is of the opinion that:

  - o The ENAMI and Las Luces data should not be used in resource estimation.

  - o The RioMinEx data should not be used to classify resources as Measured, but can be used to classify resources as Indicated.

  - o The Atna data appear to have been satisfactory for resource estimation purposes, and can be used to classify resources as Measured and Indicated.

- The MCAL data are sufficiently precise and accurate for resource estimation purposes, and can be used to classify resources as Measured and Indicated.

- MCAL is currently assessing the surface and water rights on the Property, but to date no surface or water rights have been acquired.

- It appears that the mineralisation, although low grade, can be treated successfully by heap leaching for oxide material and by flotation for sulphide material. Further testwork and pilot plant testwork are necessary to prove the economic viability of processing. The effect of possible degradation in the heaps should also be investigated.

- Resource estimates are supported with results from 219 RC and core drill holes totalling 23,403.9 m and 20 trenches that add other 6,038 m of data.

- In spite of the dense drilling grid existing in the deposit, the sulphide mineralization still remains open or not delimited in various areas, particularly in depth to southeast and northeast:

    - o To southwest: in sections 30000N (hole CTP011), 30200N (hole CBD-001), and in sections 30050N and 30150N.

    - o To northeast: in sections 29500N (hole TCP-008), 29550N and 29600N (holes RBS-36 and RBS-37), 29650N (hole CBD-007), 29800N and 29850N (hole CBD016), and 30200N (hole TCP-010).

- There are other open or not delimited areas to northwest and southeast with oxide and/or sulphide mineralization:

    - o To northwest: in sections 9800E (hole CBD-001), 9900E (hole CBD-015), 9950E (hole TCP-010) and 10000E (hole TCP-009).

    - o To southeast: in sections 9800E (hole CBD-002), 9850E (hole TCP-012), 9900E (hole CBD-003), 10000E (hole TCP-020).

- Approximately 2 km southwest of the main deposit area is the Teresa Chica zone, where a 15 m to 40 m wide specularite breccia extends for a strike length of 800 m, as indicated by historical workings. Limited drilling to date in the Teresa Chica zone has yielded low copper values but additional drilling is required to fully evaluate this zone.

  Any additional potential on the Property outside the above mentioned areas is difficult to discern. However, the complex morphology of the breccia bodies would indicate that extensive drilling may be required prior to writing off the exploration potential of a single area.

Recommendations

On the basis of the review and verifications conducted during the preparation of the Barreal Seco Technical Report, AMEC has the following recommendations:

- Further drilling should be programmed in order to define the Barreal Seco deposit, and to test new targets in the area, which could increase the economic potential of the Property.

- MCAL should continue the proper compilation and interpretation of the available geological, geophysical and geochemical data in order to identify new exploration targets.

- MCAL should evaluate the availability of surface and water rights in the Barreal Seco area.

- It is essential the MCAL conducts laboratory-scale and pilot plant metallurgical testwork, to confirm the economic viability of the process.

Regarding the continuation of the studies on the Property, AMEC recommends a multiphase approach to advance the Project towards the completion of a feasibility study. The program would consist of two phases:

Phase I

This Barreal Seco Technical Report and resource estimate are part of the Phase I activities. The remaining Phase I activities include:

- Additional drilling: $650,000
  - Drilling in additional targets in the area
  - Completion of the orebody delineation, where it remains open and for better definition of the oxide zone limits.
- Preliminary Metallurgical Tests: $150,000
  - Including mini-column tests of different mineral types.
- Scoping Study: $400,000
  - Environmental Baseline
  - Water Supply Study
  - Power Supply Study
  - Mining Engineering
  - Other Consultants.

The total Budget to complete Phase I activities is approximately $1,200,000.

Phase II

The main activities to be carried out during this phase are:

- Infill geological drilling (the number of holes and total meterage will be determined following completion of the Scoping Study): $700,000
- Pre-feasibility study: $1,500,000
  - Geotechnical field work, borrow pits, surveying and drilling
  - Hydrogeological investigations and drilling
  - Mine engineering: pit optimization and production plan
  - Metallurgical testwork: follow up from previous testing (mineralisation type variability studies, bench scale testing, additional grindability testwork, thickening and filtration testwork, mass balances)
  - Plant design, based on metallurgical testwork results
  - Preliminary facilities layout

- o Preliminary determination of capital and operating costs
- o Preliminary infrastructure studies: access roads, power, water requirements
- o Preparation of EIA
- o Tailings containment system design
- o Socio-economic assessment.

The total budget for these activities is estimated at approximately $2.2M, but is dependent on conclusions and recommendations of the Phase I work.

Recent Developments at the Barreal Seco Property

A drilling program comprising a total of 43 RC holes for 8,510 meters was completed at the Barreal Seco Property during the year. 14 of these holes (3,160 meters) were aimed at converting inferred oxide and primary sulphide resources into the measured and indicated category. A further 18 holes (3,150 meters) were aimed at defining the limits to the existing resource and 11 holes (2,200 meters) exploring geophysical targets on the property. The RC holes were sampled on a two meter continuous basis, with samples riffle split on site. One quarter of the samples was sent to the ALS Chemex laboratory in La Serena, Chile, and one quarter was stored at a MCAL facility for reference. Samples were regularly collected at Chanaral by a truck belonging to ALS Chemex and transported to the laboratory. Samples were prepared using the following standard protocol: drying, crushing to better than 70% passing -10#, splitting and pulverizing a 1,000 g subsample to 85% passing -200#. All samples were analyzed for CuT and CuSol and some samples were analyzed for Au. A full QA/QC program, involving the insertion of appropriate blanks, standards and duplicates was employed with acceptable results. The results of this drilling program are summarized below.

Resource Conversion Drilling

Holes RBS 70-75 were aimed at converting Primary Sulphide Inferred resources in the Main Zone of the deposit to Indicated resource, while holes RBS 62-69 were aimed at converting Inferred Oxide and Primary Sulphide resources in the South East Zone of the deposit to Indicated category. Several holes ended in significant sulphide mineralization.

Main Zone Primary Infill Drilling							
Hole	**From**	**To**	**meters**	**%CuT**	**%CuSol**	**Ore Type**	**TD**
RBS 70	42	100	58	0.56	0.42	Oxide	260
RBS 70	100	260	160	0.74		Primary	
RBS 71	0	98	98	0.64	0.46	Oxide	250
RBS 71	112	152	40	0.51		Primary	
RBS 71	164	174	10	0.45		Primary	
RBS 71	188	218	30	0.38		Primary	
RBS 72	2	8	6	1.45	1.28	Oxide	250
RBS 72	14	70	56	0.80	0.62	Oxide	
RBS 72	78	98	20	0.60	0.41	Oxide	
RBS 72	104	230	126	0.77		Primary	
RBS 72	240	250	10	0.36		Primary	

Main Zone Primary Infill Drilling							
Hole	**From**	**To**	**meters**	**%CuT**	**%CuSol**	**Ore Type**	**TD**
RBS 73	0	80	80	0.49	0.34	Oxide	250
RBS 73	84	90	6	0.47		Mixed	
RBS 73	90	234	144	0.66		Primary	
RBS 73	242	250	8	0.47		Primary	
RBS 74	50	66	16	0.27	0.14	Oxide	250
RBS 74	88	100	12	0.32		Primary	
RBS 74	132	146	14	0.49		Primary	
RBS 74	188	214	26	0.24		Primary	
RBS 75	0	96	96	0.93	0.73	Oxide	300
RBS 75	106	128	22	0.61		Primary	
RBS 75	138	252	114	0.50		Primary	

SE Zone Infill Drilling							
Hole	**From**	**To**	**meters**	**%CuT**	**%CuSol**	**Ore Type**	**TD**
RBS 62	34	96	62	0.50	0.32	Oxide	200
RBS 62	96	112	16	0.26		Primary	
RBS 62	132	152	20	0.66		Primary	
RBS 63	80	120	40	0.60	0.35	Oxide	200
RBS 63	138	160	22	0.28		Primary	
RBS 63	180	200	20	0.71		Primary	
RBS 64	14	24	10	0.36	0.19	Oxide	200
RBS 64	34	78	44	0.29	0.22	Oxide	
RBS 64	94	106	12	0.58	0.49	Oxide	
RBS 64	128	144	16	0.64		Primary	
RBS 65	76	108	32	0.35	0.28	Oxide	200
RBS 65	108	114	6	0.52		Primary	
RBS 66	16	22	6	0.39	0.30	Oxide	200
RBS 66	130	138	8	0.26	0.21	Oxide	
RBS 67	No significant results						200
RBS 68	2	16	14	0.49	0.40	Oxide	200
RBS 68	46	86	40	0.30	0.22	Oxide	
RBS 68	100	110	10	0.28	0.17	Oxide	
RBS 68	138	172	34	0.46		Primary	
RBS 69	148	158	10	0.46		Primary	200

Resource Limit Definition Drilling

This drilling was aimed at defining the limits to the mineralization to the northwest (Holes RBS 39-42, 45) and south east (Holes RBS 55-61) of the existing Barreal Seco resource. No significant mineralization was intersected and the deposit is now closed off in these directions. Some additional oxide and primary sulphide mineralization was encountered in a new zone located immediately to the west of Barreal Seco (Holes RBS 76-81).

West Zone Exploration							
RBS 76	16	66	50	0.32	0.24	Oxide	100
RBS 77		No significant results					140
RBS 78	0	66	66	0.42	0.27	Oxide	100
RBS 78	80	94	14	0.53		Primary	
RBS 79	16	30	14	0.51	0.25	Oxide	150
RBS 79	54	68	14	0.28	0.19	Oxide	
RBS 79	118	140	22	0.23		Primary	
RBS 80		No significant results					140
RBS 81		No significant results					100

Exploration Drilling

Holes RBS 43, 44, 46-54 tested ground magnetic anomalies along strike to the northwest from Barreal Seco and did not encounter significant mineralization.

The Company will be incorporating the results of this drilling in an amended National Instrument 43-101 compliant resource statement and an internal scoping study for the Barreal Seco Property both of which are expected to be completed in the second quarter of 2008. Other studies being completed prior to the completion of the updated resource report and the scoping study are water supply, acid trade-off and preliminary environmental reports.

Barreal Seco Satellites

The Company has obtained rights to two properties in close proximity to the Barreal Seco Property which are referred to as the Barreal Seco satellites.

Salvadora Property

The Salvadora Property comprises two separate small claim blocks, totalling 251 ha located 17 km and 12 km respectively, to the southwest of Barreal Seco. The Salvadora Property is located in Region III, 58 km NE of the port of Chanaral, and 58 km west of the Codelco mine town of El Salvador. The Flor de Lirio property is located 6 km north of Salvadora. Both properties are owned by the Flores family, and have been optioned by MCAL.

MCAL has obtained an option to acquire a 100% interest in the Salvadora IV and V mineral concessions from Karen Flores through a Purchase Agreement for Mineral Concessions dated January 25, 2006. To purchase the mineral concessions, which cover a total of 154 ha, MCAL must make a series of escalating payments to the owner totalling $1,350,000 with the final payment due on or prior to the third anniversary of the agreement in the following schedule: $45,000 on signing (paid); $45,000 on or before October 25, 2006 (paid); $90,000 on or before July 25, 2007 (paid); $180,000 on or before April 25, 2008; and $990,000 on or before January 25, 2009. A 1.5% net smelter royalty ("NSR") is payable on production from the property, which NSR may be acquired for a period of 10 years upon payment of $1,350,000.

MCAL has obtained an option to acquire a 100% interest in the Salvadora 1-14, Flor de Lirio 1-15, and the Nortino 1-14 mineral concessions from Cesar Flores, through a Purchase Agreement for Mineral Concessions dated January 25, 2006. To purchase the mineral concessions, which cover a total of 97 ha, MCAL must make a series of escalating payments to the owners totalling $150,000 with the final payment due on, or prior to the third anniversary of the agreement in the following schedule: $5,000 on signing (paid); $5,000 on or before October 25, 2006 (paid); $10,000 on or before July 25, 2007 (paid);

$20,000 on or before April 25, 2008; and $110,000 on or before January 25, 2009. A 1.5% NSR is payable on production from the property, which NSR may be acquired for a period of 10 years upon payment of $150,000.

Each of these option agreements references the other and provides that it will be exercised or abandoned jointly with the other.

In addition to the optioned properties, MCAL has staked in its own name seven registered exploration concessions comprising 2000 ha surrounding the optioned mineral concessions. MCAL has staked these concessions in order to establish a second layer of protection around the optioned concessions, and to secure areas that may become free if certain underlying third party exploration concessions, which would otherwise have priority under Chilean law, expire.

The Salvadora Property hosts small artisinal mine workings, from which the claim owner has extracted small amounts of copper oxide in the past 10 years. In 2001, a local Chilean mining company, Minera Las Cenizas, conducted a short mapping and sampling program, and subsequently drilled one RC hole. The region surrounding the property has been the object of generative exploration by several major companies over the past two decades, but no significant mineralization has been reported.

The Flor de Lirio property hosts a small scale underground copper mine that has been operated more or less continuously for the past several decades on an artisinal scale, and is currently operated by the claim owner. At some unknown date, ENAMI drilled three drillholes on the property as part of its technical assistance program to small miners. In 1998 and 1999, Minera Las Cenizas conducted an evaluation of the deposit, which included the drilling of four RC holes for 792 m. This confirmed the vein style of the mineralization.

Exploration Summary

Since entering into the Salvadora and Flor de Lirio option agreements, the Company has completed various evaluation activities of the Salvadora Property, including geological mapping, soil geochemistry, ground-based geophysics, sampling of old surface workings, bulldozer trenching and RC drilling. The Qualified Person for the work carried out at the Salvadora Property is Alan Stephens, BSc (Hons.) ARSM, FIMMM. Mr. Stephens is President and Chief Executive Officer of the Company.

Salvadora is an IOCG type deposit, where mineralization is principally developed in the contact zones of diorite porphyry bodies. Copper mineralization, which extends to depths of 60 to 80 m, is dominated by malachite and lesser chrysocolla and brochantite, and is associated with moderate specularite, with both occurring as veinlets and in the matrix of intrusion breccias.

A total of 141 soil samples were taken on a 200 m x 100 m grid, much of the grid area being underlain by caliche salt crust, with all samples assayed for Cu, Au and Ag at ALS Chemex in La Serena. Anomalous Cu (>100 ppm) values correlated well with subcropping mineralization and its interpreted extensions.

A ground magnetics survey was completed over the entire Salvadora Property in February, 2006 by Geodatos SA, Santiago Chile, an independent geophysical contractor.

The walls of two old pits on the Salvadora Property were sampled and assayed for total copper and gold. Pit 1 returned 40.5 m at 0.85% TCu, while pit 2 returned 23.3 m at 0.75% TCu.

A total of eight trenches for 2144 m were completed with a D9 bulldozer; these were mapped and sampled. However, much of the southern and western parts of the property are covered by alluvium, in turn covered by caliche, which precluded trenching. Caliche salt crust thicknesses were shown to average

1-2 m over most of the area, where developed on bedrock. Duplicate samples from trench samples were inserted on a 1 duplicate for 20 samples basis. Results are within acceptable limits, given the expected variability of trench sampling.

A total of 3064 m in 26 RC holes were completed in two separate campaigns in August and December, 2006. In June and July, 2007, the Company drilled 16 RC holes for a total of 2,376 meters aimed at extending copper oxide and sulphide mineralization previously defined by the drilling in 2006. Assay results are shown on the table below. All RC holes were sampled on a 2 m continuous basis, with samples riffle split on site and one quarter sent to the laboratory. A second quarter was stored at a MCAL facility for reference. Samples were regularly collected at Chañaral by a truck belonging to ALS Chemex and transported to La Serena. Samples were prepared using the following standard protocol: drying, crushing to better than 95% passing 2 mm, splitting and pulverizing a 200 g subsample to 95% passing 0.106 mm. All samples were analyzed for CuSol; some samples were assayed for Au. In the August 2006 drilling campaign, duplicate samples from drill chip samples were inserted on a 1 duplicate for 20 samples basis. Results, with one exception, are within acceptable limits. In the subsequent drilling campaigns, a full QA/QC program, involving insertion of appropriate blanks, standards and duplicates was employed with acceptable results.

Salvadora RC Drilling 2007						
Hole	**From**	**To**	**m**	**%TCu**	**%AsCu**	**Type**
SAL-RC-26	30	54	24	0.31	0.25	oxide
SAL-RC-26	84	108	24	0.32	0.26	oxide
SAL-RC-27	42	58	16	0.36	0.32	oxide
SAL-RC-28	0	18	18	0.27	0.04	oxide
SAL-RC-28	44	78	34	0.54	0.30	oxide
SAL-RC-28	92	102	10	0.31	0.16	oxide
SAL-RC-29	0	90	90	0.34	0.17	oxide
SAL-RC-30			no significant mineralization			
SAL-RC-31	46	74	28	0.38	0.23	oxide
SAL-RC-32	108	150	42	0.71		sulphide
SAL-RC-33	6	56	50	0.27	0.16	oxide
SAL-RC-33	80	134	54	0.33		sulphide
SAL-RC-34	0	84	84	0.46	0.29	oxide
SAL-RC-35			no significant mineralization			
SAL-RC-36	110	126	16	1.72		sulphide
SAL-RC-37			no significant mineralization			
SAL-RC-38			no significant mineralization			
SAL-RC-39	116	134	18	0.38		sulphide
SAL-RC-40	12	44	32	0.30	0.24	oxide
SAL-RC-41	60	106	46	0.36	0.31	oxide

The true-width of the mineralization has not been determined by these drill programs.

The Company conducted a ground gravity survey in late 2007 in order to better define the distribution of the mineralization and its possible extensions under cover, prior to embarking on a further round of drilling. Preliminary metallurgical bottle roll testwork is also planned for the oxide mineralization. The Company is currently preparing a National Instrument 43-101 compliant resource estimate for the

Salvadora Property, which is expected to be completed in the second quarter of 2008. Depending on the outcome of this resource estimate, the Company may incorporate it into the ongoing Barreal Seco internal scoping study.

Celeste Property

The Celeste Property is located 28 km to the southwest of the Barreal Seco Property and approximately 10 km south west of the Salvadora Property, and comprises a 2876 ha claim block, contiguous with and along strike to the northeast from, the ENAMI owned Cerro Negro IOCG deposit.

MCAL is leasing the Celeste Property from Atna Resources Limited ("Atna") with the following payment schedule: $10,000 on signing (paid); $10,000 in April, 2007 (paid); $25,000 in April, 2008; and $50,000 per year thereafter for a term of 20 years, or $100,000 per year if the property enters production. A 2.5% NSR is payable on production from the property, of which 2% is payable to Teck Cominco.

Exploration Summary

Small scale artisinal copper mining activity has been carried out in the Celeste area since the early 1900's. In the period 1994 to 2002, Cominco, (later Teck Cominco Limited), Phelps Dodge and Atna conducted exploration activities at the Celeste Property, including the drilling of 18 RC holes for 4161 m and 16 DD holes for 4639 m. No resource estimates were completed.

Mineralization at Celeste is of IOCG type, and occurs as disseminations of copper oxides and sulphides within favourable units with thicknesses of 2 to 30 m, particularly volcaniclastic sandstones, vesicular andesites, and volcanic breccia units as well as structurally controlled swarms of veins and veinlets. As defined by previous drilling, oxidation extends to depths of 50 to 100 m, and locally deeper in zones of fracturing.

Drill hole information from previous activity has been utilised in MCAL's interpretations but no details of previous QA/QC or assay certificates are available, nor are drill core or RC chips preserved. Only TCu assays are available for the Cominco and Phelps Dodge holes, while TCu, AsCu and Au assays are available from the three Atna holes.

Surface exploration at the Celeste Property by MCAL has comprised grid soil sampling, bulldozer trenching, and geological mapping. The qualified person under NI 43-101 for the work carried out at the Celeste Property is Alan Stephens.

A total of 439 samples were taken on a 200 m x 50 m grid, with all samples assayed for Cu, Au and Ag at ALS Chemex in La Serena. The soil sampling generated several anomalies, the most significant of which is a NNE oriented, 1600 m long, 250 m wide, > 200 ppm Cu anomaly.

This was evaluated with a total of 6 trenches for 2650m which were mapped and sampled for a total of 1427 samples.

Significant results from the trenching are as follows:

- Trench 6: 84 m @ 1.13% TCu / 0.86% CuSol
- Trench 5: 26 m @ 1.17% TCu / 0.84% CuSol
- Trench 5: 76 m @ 0.52% TCu / 0.36% CuSol
- Trench 4: 10 m @ 1.19% TCu / 1.00% CuSol

No significant mineralization was intersected in Trench 3 and the remaining trenches failed to reach bedrock.

A drilling program comprising a total of 19 RC holes for 3,650 meters was completed on the Celeste Property aimed at following up copper mineralization intersected in drilling by previous owners of the property; and in bulldozer trenching completed in 2006. The results are shown in the following table.

Hole	From	To	m	%CuT	%CuSol	Type
34R01	6	56	50	0.56	0.21	oxide
34R01	74	140	66	0.44	0.22	oxide/mixed
34R02	144	154	10	0.66		primary
34R03			no significant results			
34R04	28	42	14	0.31	0.20	oxide
34R04	52	116	64	0.33		primary
34R05	24	38	14	0.71	0.49	oxide
34R05	142	180	38	0.56		primary
34R06	24	32	8	0.99	0.70	oxide
34R07	106	116	10	0.31		primary
34R07	150	160	10	0.70		primary
34R08	58	78	20	0.38		primary
34R09	54	62	8	3.24		primary
34R09	146	156	10	1.43		primary
34R10			no significant results			
34R11			no significant results			
34R12			no significant results			
34R13			no significant results			
34R14	24	38	14	1.28	0.76	oxide
34R14	50	74	24	0.54		primary
34R15	8	48	40	0.75	0.44	oxide
34R15	130	142	12	0.45	0.27	oxide
34R16	164	178	14	0.32		primary
34R17	118	144	26	0.80	0.46	oxide
34R18	10	26	16	0.65	0.33	oxide
34R18	76	96	20	0.37		primary
34R18	106	134	28	0.72		primary
34R19	26	66	40	0.68	0.29	oxide/mixed

All RC holes were sampled on a 2 m continuous basis, with samples riffle split on site and one quarter sent to the ALS Chemex laboratory in La Serena. A second quarter was stored at a MCAL facility for reference. Samples were regularly collected at Chañaral by a truck belonging to ALS Chemex and transported to the laboratory. Samples were prepared using the following standard protocol: drying, crushing to better than 70% passing – 10#, splitting and pulverizing a 1,000 g subsample to 85% passing – 200#. All samples were analyzed for CuT and CuSol; some samples were assayed for Au. A full QA/QC program, involving insertion of appropriate blanks, standard and duplicates was employed with acceptable results.

The results of the program indicated only limited oxide potential. The Company is currently reviewing the sulphide potential at Celeste.

Cerro Chacay Property

The Cerro Chacay Property is located in Region III in Northern Chile, 50 km E of the town of Vallenar and 12 km SE of the Relincho copper project owned by Global Copper. The Company controls the Cerro Chacay Property through MCAL's ownership of 10 exploration concessions totalling 2,900 ha, 1,600 ha of which are in the process of being converted to exploitation concessions. The Cerro Chacay Property is subject to a 2% net profits interest on any production, to a maximum of $2,000,000, payable to First Quantum Minerals Ltd. ("FQM").

In March, 2005, MCAL drilled a total of 7 RC holes. Three of these holes intersected porphyry copper style mineralization but were only assayed for total copper. The significant intersections were as follows:

Hole	From	To	Meters	%CuT
CHCRC02	14	42	28	0.51
CHCRC05	190	198 end of hole	8	0.56
CHCRC06	82	160	78	0.44
- including	102	126	24	0.73

During 2007, the Company recovered and re-assayed 77 of the mineralized samples for CuSol and CuCN copper. This re-assaying indicates that the mineralization encountered in holes CHCRC05 and 06 is comprised of mixed copper oxide and chalcocite, exhibiting high total solubilities, rather than mixed oxides and primary sulphides as previously inferred. Mineralization in CHCRC02 was copper oxide. The high grade section in CHCRC06 was re-assayed in its entirety and found to average 24m @ 0.76%CuT, 0.34%CuSol, and 0.27%CuCN, for a total solubility of 79.5%.

The Cerro Chacay Property hosts a well defined porphyry copper prospect of probable Paleogen age that has previously been drill tested by several companies as shown on the following table:

Company	Year	Holes	Meters	Results
Anglo American	1994	11	2,160	unavailable
BHP Billiton	1996	6	1,457	unavailable
Metallica Resources	2002	6	1,554	unavailable
FQM	2005	7	1,366	available
Total		30	6,537	

The drillhole locations and summary geological information is available for some of the pre FQM drilling but it has not been possible to obtain the corresponding assay information.

The Prospect has been geologically mapped and rock chip sampled by MCAL and based on the work and interpretation of the available drilling information, the limits of the potential chalcocite enrichment blanket have been defined. A short drilling campaign may be scheduled for 2008 in order to further investigate the deposit.

All FQM-MCAL RC holes were sampled on a 2 meter continuous basis, with samples riffle split on site and one quarter sent to the ALS Chemex laboratory in La Serena. Samples were transported to the

laboratory by FQM-MCAL personnel. Samples were prepared using the following standard protocol: drying, crushing to better than 95% passing 2 millimeters, splitting and pulverizing a 200 gram subsample to 95% passing 0.106 millimeters. All samples were analyzed for CuT; some samples were also assayed for Au. The 2007 MCAL re-assaying program comprised the recovery of 77 selected FQM-MCAL RC samples stored on site and their shipment to Andes Analytical Assays, Santiago, Chile for preparation and sequential assaying for CuT, CuSol and CuCN, as well as for Au and Mo. A correlation coefficient of 0.99 was obtained between the original FQM-MCAL and MCAL %CuT reassays.

Andrea Property

The Andrea Property is a gold prospect located 19 kilometers northwest of the city of Talca and 230 kilometers south of Santiago in the VII Region of central Chile and comprises two exploitation claims totalling 670 hectares. The Andrea Property occupies a small hill that rises 200 meters above the surrounding valleys and has a peak elevation of 300m above sea level.

The Company, through MCAL, has agreed to acquire the Andrea Property from Compañia Minera y Comercial Santa Andrea Ltda ("CMCSA"), by paying an aggregate of $2,000,000 over 33 months ($50,000 upon the signing of the agreement (paid), $100,000 on or before nine months from the signing of the agreement, $300,000 on or before 21 months from the signing of the agreement and $1,550,000 on or before 33 months from the signing of the agreement). In addition, MCAL has agreed to make three annual payments of $750,000 for a total of $2,250,000 from the date of commencement of commercial production. If commercial production does not commence within five years, MCAL has agreed to make five annual payments of $450,000 starting in the fifth year.

Access is via paved and dirt roads from Talca, and infrastructure in the region is excellent. Agricultural activity, including grape production, takes place within 3 kilometers of the Andrea Property but not on the property itself. Native vegetation cover comprises grass and trees, sufficient to mask alteration except where exposed in road cuts, and outcrops are limited.

The Andrea Property was previously explored by two junior mineral companies, during the periods 1991 to 1992 and 1993 to 2003, each of who conducted surface exploration and diamond drilling campaigns. The focus of both these companies' work was the discovery and delineation of mesothermal gold copper veins that occur within a larger, but poorly defined porphyry system.

From 1991-1992 work carried out included: surface sampling, geological mapping and trenching and drilling a total of 24 shallow diamond drill holes for 1,354 meters that were aimed at testing several veins, located on the eastern half of the property. Samples were assayed for gold only, and reported highlights included 21.7m @ 1.78g/t Au in DDH-16, 10m @ 2.35g/t Au in DDH-02, and 7m @ 5.87g/t Au in DDH-01.

From 1993-2003 work carried out included: trenching and locating a new structure in the northwestern part of the property and drill testing the new structure with a total of 15 shallow diamond drill holes for 1,194 meters. Samples were assayed for gold and copper, and reported highlights include 49.4m @ 1.24g/t Au + 0.81%CuT in SA-25, 31m @ 1.16g/t Au + 0.92%CuT in SA-27, and 46.8m @ 1.39 g/t Au + 0.44%CuT in SA-31.

The Company has reviewed the available geologic data and drill core from the Andrea Property and believes that it has the potential to host a medium sized porphyry copper deposit, as well as a more modest sized gold copper vein swarm. The Company believes that the sampling and assaying of drill core by the previous owners of the Andrea Property was conducted to the historical standards of the day and that the results reported above are consistent with the Company's visual estimates of mineralization and its interpretation of the geology of the property. Readers are cautioned that the Company has not yet

undertaken any independent re-assaying of the core and that the results received are not compliant with the standards of NI 43-101. These results are reported for information purposes only and therefore should not be relied upon. The Company is in the process of completing a thorough re-evaluation of the Andrea Property aimed at defining drill targets to test the property's potential.

The Andrea Property is subject to the terms of the Phelps Dodge Data Use Agreement – Chile, whereby Phelps Dodge has a one-time back in right to acquire an undivided 70% interest in the Andrea Property in the event that it is demonstrated to contain a minimum of 2 million tonnes of copper, or its equivalent including by-products, of which 1 million tonnes must be in the Measured and Indicated resource categories.

South-Central Chile Properties

A review of the Phelps Dodge database coupled with interpretation of ASTER satellite imagery by MCAL has resulted in the identification of a number of prospects and areas exhibiting attractive alteration, which have now been staked by the Company totalling 42,300 hectares. MCAL has embarked on an initial site evaluation of these claims. The acquisition of these claims is also subject to the terms of the Phelps Dodge Data Use Agreement – Chile.

Argentina Property

In Argentina, the Company has an option to acquire a 100% interest in the San Jorge Property.

San Jorge Property

Acquisition of the San Jorge Property

Pursuant to an agreement dated August 9, 2006, as amended October 18, 2006 (the "San Jorge Agreement") among the Company, MCAL, Global and Minera Global Copper Chile S.A. ("Minera Global", a subsidiary of Global), the Company, through MCAL, acquired a 100% interest in the shares of MSJ (the "MSJ Shares") from Minera Global for an aggregate purchase price of $1.0 million in cash and the issuance of 1,000,000 common shares to Minera Global. The Company paid Minera Global $300,000 and issued 333,333 common shares on August 9, 2006 and is required to: (i) pay $300,000 and issue 333,333 common shares on May 10, 2007 (paid and issued); (ii) pay $400,000 and issue 333,334 common shares on May 10, 2008; (iii) and upon the completion of a bankable feasibility study on the leachable copper resources at the San Jorge Property, on or before May 10, 2009, pay to Minera Global $0.025 per pound of contained leachable copper in the proven and probable reserve category defined by the feasibility study less the aggregate deemed price of the 1,000,000 common shares previously issued, of which one-half of the final payment may be payable, at Global's option, by the issuance of common shares of the Company. The Company has the right to require Global and Minera Global to enter into a voting trust agreement in respect of the common shares owned by Global or Minera Global, pursuant to which Global and Minera Global will agree to vote their common shares as may be directed by the Company, but no such agreement has been entered into as of the date of this AIF.

If the Company commences commercial production from the mineable, proven and probable sulphide copper reserves, the Company will pay to Global $0.02 per pound of contained sulphide copper in the proven and probable reserve category defined by the feasibility study. The Company has also agreed to pay to Global an annual royalty of $0.02 per pound of contained leachable copper not defined in the leachable copper feasibility study and $0.015 per pound of contained sulphide copper for any additional material not defined in the sulphide copper feasibility study. The Company has a right of first refusal to acquire the royalty if Global assigns its rights under the San Jorge Agreement to a third party.

In connection with the acquisition of MSJ and the San Jorge Property, the Company paid to Global $1,096,000 in respect of an assignment of an indemnity and release agreement which Global entered into with the former owner of the real property on which the San Jorge Property is located, and also indirectly acquired the real property effective September 7, 2006 in consideration for the payment of ARS$1,550,000. The land was transferred to MSJ on December 31, 2006, and the transfer will be formally registered once MSJ receives approval of the Frontier Security Zone Commission of Argentina.

Although the MSJ Shares have been transferred to the Company, the Company has no obligation to satisfy the consideration not yet paid under the terms of the San Jorge Agreement. If the Company determines not to proceed with completing the acquisition of MSJ, the MSJ Shares, and therefore the San Jorge Property, will be returned to Minera Global with no further obligations by the Company, and the indemnity and release agreement and the real property will be purchased from the Company by Global or Minera Global.

On June 20, 2007, the Provincial government of Mendoza passed legislation which became effective on July 1, 2007, which prohibits the use of certain toxic chemicals, including sulphuric acid, in any metalliferous mining activity in the Province.

Summary

The following information in this section is summarized or extracted from the "Mineral Resource Model Update for San Jorge Copper-Gold Deposit, Mendoza, Argentina" dated February 2008 (the "San Jorge Technical Report") and prepared by NCL Ingeneria y Construccion S.A. ("NCL") in accordance with the requirements of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full San Jorge Technical Report which is incorporated by reference into this AIF. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the San Jorge Technical Report which is available for review on the SEDAR website at www.sedar.com.

MCAL, a 100% owned subsidiary of Coro Mining Corporation (Coro) commissioned NCL Ingenieria y Construcción S.A. ("NCL") to provide an independent Qualified Person's Review and Technical Report for the San Jorge Copper-Gold Property. Rodrigo Mello, P.Geol. (Consulting Geologist, NCL Brasil Ltda) served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1.

The scope of work entailed a review of pertinent geological and resource data in sufficient detail to prepare the Mineral Resources Technical Report. The San Jorge Property was previously reviewed by AMEC Americas Ltd (AMEC) in 2003 for Lumina Copper Corporation (Lumina) and in 2006 and 2007, for the Company.

Location

The San Jorge Property is located in west-central Argentina approximately 110 km northwest of the provincial city of Mendoza and 250 km northeast of Santiago, Chile. The Property comprises 2 separate areas consisting of a combined 10 Mining Concessions and 68 Mining Estacas (Section 4.5.2) that are owned by Global Copper and which are optioned to the Company. These concessions and estacas cover a total of 10,572 hectares.

History

Copper mineralization was first recognized on the San Jorge property in the early 1960s. From the 1960s to 1998 the San Jorge Property has been explored by five companies, namely Minera Aguilar S.A., Exploraciones Falconbridge Argentina S.A., Recursos Americanos Argentinos S.A. (RAA), Grupo Minero Aconcagua S.A. (GMA), and Coro Mining Corporation. A total of 30,021 m in 183 drill holes has been drilled on the San Jorge Property, between 1964 and 2007, including 21,650 m of diamond drilling in 123 drill holes, and 8,371 m of reverse circulation drilling in 60 drill holes. The list of drilling may not be inclusive of all holes actually drilled on the property due to poor documentation of work during the 1960s and 1970s.

NCL consider that the limits of the deposit are well defined, except at depth, where it may be extended. In the primary ore, NCL has identified a zone where the grades seem to be higher than the average of the deposit. In which case, the total metal contained within the mineable resources may be higher than the estimated. Further investigation needs to confirm this.

Geology and Mineralization

Mineralization at San Jorge is hosted by Carboniferous sediments and Permo-Triassic porphyritic intrusives that range in composition from granitic to dacitic. The associated alteration system comprises potassic, phyllic, argillic and weak propylitic assemblages, and does not exhibit "classic" concentric zoned distribution around a central intrusive body. Rather, the distribution of the alteration zones is elongate and is influenced by the principal fault systems which strike north and northeast.

Both low and high-grade hypogene copper mineralization is dominated by chalcopyrite. Superimposed on the hypogene mineralization is a supergene-enriched zone, which comprises chalcocite, digenite and covellite, an oxide zone dominated by malachite and chrysocolla, and a poorly developed leached cap. The higher grade hypogene, supergene-enriched, and to a lesser extent the oxide copper mineralization show a strong spatial association with the principal fault systems and their intersection zones.

Historic mineral resource estimates completed by Gary Simmerman (1996) and Cobre Mantua S.A. (1998) on behalf of GMA. According to Amec, the reliability of the estimates has not been established because neither estimate discusses a quality assurance/quality control (QAQC) program, or details pertaining to the specific gravity measurements. Therefore neither estimate is NI 43-101 compliant and both are reported as historical estimates only, and cannot be relied upon.

In 1997 Fluor Daniel Wright Ltd. (FDW) carried out a pre-feasibility study on the San Jorge Property that was based on the historical resource estimate completed by Simmerman (1996). The base case evaluated in the study was an initial heap leach Operation (Phase I) for the leached, oxide and enriched ores, followed by a Sulphide Milling Operation (Phase II) for the primary and enriched sulphides, where the primary material is mined at depth.

Resources

In 2007, AMEC completed a Mineral Resources Technical Report which identified National Instrument 43-101 compliant measured plus indicated resources of 115 Mt at 0.50%CuT in oxides, enriched and primary material at a 0.30%CuT cutoff contained within an economic envelope defined by the software Whittle 4X, using a copper price of 1.30 $/lb.

For this report, NCL developed a new geological model and mineral resource estimate using data available by October 23 2007. Geological interpretation was prepared by Coro personnel and reviewed by NCL geologists who also built solid models for different oxidation domains. The geological models were

used to prepare a mineral resource estimate for copper and gold. The results of this optimization are listed in Table 1-1 as the mineral resource estimate for San Jorge project using a cutoff of 0.3% CuT, unconstrained, and Table 1-2, contained within an economic envelope defined by the software Whittle 4X, using a copper price of 1.50 $/lb.

Table 1-1: Mineral Resources for all Domains - Cutoff 0.30% CuT

Domain	Category	Tonnage	CuT	CuT Metal	CuSol	CuCN	Au	Au Metal
		(Ktons)	(%)	(klb)	(%)	(%)	(g/t)	(koz)
Oxide	Measured	19,425	0.59	250,803	77%	7%	0.23	147
	Indicated	12,852	0.46	129,223	74%	8%	0.20	81
	Measured + Indicated	32,376	0.53	380,026	76%	7%	0.22	228
	Inferred	1,054	0.39	9,083	59%	13%	0.12	4
Enriched	Measured	24,315	0.67	356,763	20%	40%	0.21	167
	Indicated	1,648	0.47	17,076	18%	35%	0.20	11
	Measured + Indicated	25,963	0.65	373,839	20%	40%	0.21	177
	Inferred	395	0.52	4,524	19%	25%	0.07	1
Primary	Measured	36,043	0.49	391,629	4%	5%	0.23	272
	Indicated	100,162	0.41	905,486	3%	5%	0.18	580
	Measured + Indicated	136,205	0.43	1,297,114	4%	5%	0.19	852
	Inferred	71,524	0.37	578,575	3%	6%	0.14	332
Total	Measured	79,782	0.57	999,194	28%	15%	0.22	586
	Indicated	114,662	0.42	1,051,785	12%	8%	0.18	672
	Measured + Indicated	194,445	0.48	2,050,979	20%	13%	0.21	1,257
	Inferred	72,974	0.37	592,182	4%	8%	0.14	337

Resources reported as follows: Copper Cutoff grade for all domains 0.3%. The gold estimates are the average grade for each resource category, since the shorter variographic ranges do not permit the same level of precision as for the copper estimates.

Table 1-2 Mineral Resources contained within Whittle envelope - Cutoff 0.30% CuT

Domain	Category	Tonnage	CuT	CuT Metal	CuSol	CuCN	Au	Au Metal
		(Ktons)	(%)	(klb)	(%)	(%)	(g/t)	(koz)
Oxide	Measured	19,395	0.59	250,481	77%	7%	0.23	147
	Indicated	12,538	0.46	126,337	74%	8%	0.20	80
	Measured + Indicated	31,933	0.54	376,818	76%	7%	0.22	226
	Inferred	445	0.39	3,834	57%	14%	0.16	2
Enriched	Measured	24,315	0.67	356,763	20%	40%	0.21	167
	Indicated	1,648	0.47	17,076	18%	35%	0.20	11
	Measured + Indicated	25,963	0.65	373,839	20%	40%	0.21	177
	Inferred	395	0.52	4,524	19%	25%	0.07	1
Primary	Measured	35,808	0.49	389,789	4%	5%	0.24	271
	Indicated	90,013	0.41	820,658	3%	5%	0.19	536
	Measured + Indicated	125,821	0.44	1,210,448	4%	5%	0.20	807
	Inferred	10,720	0.38	90,698	3%	5%	0.16	56
Total	Measured	79,518	0.57	997,033	28%	15%	0.22	584
	Indicated	104,200	0.42	964,072	13%	8%	0.19	626
	Measured + Indicated	183,718	0.48	1,961,105	21%	13%	0.21	1,211
	Inferred	11,560	0.39	99,056	6%	11%	0.15	60

Resources reported as follows: Copper Cutoff grade for all domains 0.3% and contained within the economic envelope defined by the software Whittle, using industry average costs and copper price of 1.5 $/lb copper.

Conclusions and Recommendations

NCL concludes the following:

- The level of understanding of the geology, alteration and mineralization at San Jorge is reasonable, however, the relationship between structure, mineralization and alteration could be improved. Gold mineralization appears to have a different control than copper and needs to be evaluated differently.
- Mineralization is well defined and open at depth in the zone of primary mineralization.
- Better control of the mineralization may allow the separation of higher grade zones, consequently decreasing the dilution of grades. A higher grade zone may exist in the primary mineralization zone.
- The Simmerman (1996) and Cobre Mantua (1998) historic mineral resource estimates were well documented and prepared in a professional manner, but the reliability of the resource was not confirmed as it does not refer to a quality control-quality assurance program, or details, of the specific gravity measurements.
- The AMEC 2007 resource estimate was prepared to NI 43-101 standards.
- The actual drill hole database is clean and does not present problems for validation, however a significant amount of intervals from the older drilling were not assayed for CuS and CuCN which generates problems during grade estimation.
- NCL's estimation relies on total copper (CuT) assay results to classify resources into categories.

Validations of the grade quality estimation are acceptable and the different categories reflect the confidence that NCL has in the grade continuity at the deposit.

- The lack of documentation relating to the older reverse circulation and the diamond drilling sampling methods could adversely impact future efforts to classify the resource.

NCL recommends that the nearby IP targets to be evaluated, in order to increase the resources and the attractiveness of the project.

The drilling program should be extended, checking if no lateral extension is possible to be detected. Infill drilling, for conversion of the inferred to indicated, should also be addressed. In this effort, the investigation of a "core" of high grade in the primary zone, should be carried out, confirming or denying the hypothesis that this core may produce a significant tonnage of higher grade material.

To facilitate future studies, the Company should organize the drilling and other project information in folders separated by hole and subject, with all relevant information.

Considering the positive results of the resource evaluation, NCL recommends to proceed to a next phase of the study, preparing a mining plan and to produce either a scoping study or a pre-feasibility study, in order to bring this deposit to production.

Recent Developments on the San Jorge Property

Company has engaged GRD Minproc to complete a Preliminary Economic Assessment ("PEA") of producing 35-50,000 tonnes per annum of copper in concentrates, with a significant gold credit, from flotation of the enriched and primary resources. This PEA is scheduled for completion in the second quarter of 2008. The Company's ability to develop the oxide resources at San Jorge was dealt a setback in June 2007 when the Provincial Government of Mendoza introduced legislation that prohibited the use of toxic chemicals including sulphuric acid in any mining activity in the Province. The Company believes that this legislation is unconstitutional and has filed an action against the Provincial Government of Mendoza ("Government") in an attempt to protect its rights to process the oxide resources at San Jorge with sulphuric acid. The claims pursued with the action are related to discrimination, unreasonable prohibition, and excess in the legislation to control an industrial activity. The Government has responded and defended the legislation with the original arguments which led to the law being passed. The next step is to open the case to trial which could take anywhere from seven months to a year to conclude. Notwithstanding, the Company continues to work towards the completion of an independent Pre-Feasibility Study ("PFS"), managed by Ausenco Canada Inc. which contemplates production of 25,000 tonnes per annum of cathode copper, via heap leaching and solvent extraction/electrowinning ("SX/EW"), from the oxide and enriched resources only. In order to incorporate the positive results of recent drilling into a new resource model, the PFS is now expected to be completed in the second quarter of 2008. The Company is of the view that the current legislation should not impact the development of a flotation only operation and the Company intends to work with the newly elected Government with a view to demonstrating that the San Jorge Property can be developed in an environmentally responsible manner to the lasting economic and social benefit of the local community and the Province.

Mexico Properties

The Company has options to acquire two non-material properties in Mexico.

Cordero-Sanson Property

The Cordero-Sanson Property is located approximately 220 km south of the city of Chihuahua, and approximately 40 km northeast of the town of Hidalgo de Parral. Cordero comprises a 332 ha claim block that has been optioned by Coromex, and which contains the Cordero polymetallic prospect, from which historic artisinal underground mining has taken place; and a surrounding, wholly Coromex owned claim block, which contains the Sanson porphyry molybdenum prospect. The optioned property comprises the Herrera claims and the Jandrina claims covering the Cordero Property.

Coromex has obtained an option to acquire a 100% interest in the Herrera claims from a Mexican individual, Mr. Eloy Herrera through a Purchase Agreement for Mineral Concessions dated February 21, 2006. To purchase the mineral concessions, which cover 277 ha, Coromex must make a series of escalating payments to the owners totalling $990,781 with the final payment due on, or prior to the fourth anniversary of the agreement in the following schedule: $20,781 on signing (paid); $30,000 on or before August 22, 2006 (paid); $50,000 on or before February 22, 2007 (paid); $50,000 on or before February 21, 2008 (paid); $150,000 on or before February 21, 2009; $220,000 on or before February 21, 2010, and $470,000 on or before February 21, 2011. A 1.0% NSR is payable on production from the property.

Coromex has obtained an option to acquire a 100% interest in the Jandrina claims from a private Mexican company Jandrina S. De R.L. through a Purchase Agreement for Mineral Concessions dated February 21, 2006. To purchase the mineral concessions, which cover 390 ha, Coromex must make a series of escalating payments to the owners totalling $2,000,000 with the final payment due on, or prior to the fourth anniversary of the agreement in the following schedule: $25,000 on signing (paid); $37,500 on or before August 22, 2006 (paid); $37,500 on or before February 22, 2007 (paid); $50,000 on or before February 21, 2008 (paid); $150,000 on or before February 21, 2009; $250,00 on or before February 21, 2010, and $1,450,000 on or before February 22, 2011. A 2.0% NSR is payable on production from the property, out of which 1% may be acquired for $1,000,000.

On both the Herrera and Jandrina claim groups, the owners are permitted to continue their existing artisinal scale mining activities in the amount of 200 tonnes per day for the period of the option (with an ability to continue thereafter in certain circumstances), and with penalties payable by Coromex to them in the event of early exercise of the option.

A small internal claim, covering part of the known mineralization at Cordero, is owned by a third party.

Coromex has staked the 100% owned Sanson mining claim, covering 9210 ha, surrounding the Herrera and Jandrina claim groups.

Exploration Summary

Since entering into the agreements to acquire the Cordero-Sanson Property, the Company has completed various evaluation activities of the Cordero-Sanson Property, including geological mapping, soil geochemistry, IP surveying, bulldozer trenching, and re-assaying of drill core and RC reject samples. The qualified person under NI 43-101 for the work carried out at the Cordero-Sanson Property is Alan Stephens. The combination of the mapping, soil sampling and trenching indicate that potentially interesting molybdenum porphyry style mineralization may be present at the Sanson Property. Further exploration work, involving drilling, is required to assess the potential for silver-lead-zinc-gold

mineralization of the Cordero-Sanson Property. The Company does not intend to do more work on this property.

Letter of Intent with Valley High Ventures Ltd.

The Company has entered into a letter of intent with Valley High Ventures Ltd. ("Valley High") pursuant to which Valley High will, subject to a number of conditions, acquire all of the issued and outstanding securities of Coromex in consideration for a purchase price equal to the aggregate value of the Company's investment in Coromex as of the date of completion of the acquisition, which is expected to be approximately $1,800,000, to be settled through the issuance to the Company of common shares of Valley High at a deemed price of $0.25 per share. The transaction is at arm's length. Concurrently with the completion of the acquisition by Valley High of the shares of Coromex, Valley High has agreed to settle $700,000 of existing debt by the issuance of common shares of Valley High; and the Company has agreed to purchase for cash, on a private placement basis, common shares of Valley High for gross proceeds to Valley High of $200,000. Completion of the acquisition is subject to a number of conditions, including approval by the board of directors of Valley High and the Company, negotiation of a definitive purchase agreement, applicable regulatory approvals and, if required, shareholder approvals.

CONSOLIDATED FINANCIAL INFORMATION

The Company's Consolidated Financial Statements for the financial period ended December 31, 2007 are incorporated herein by reference. These Consolidated Financial Statements have been filed with regulatory authorities through SEDAR and are available for review on the SEDAR website at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management's Discussion and Analysis for the financial period ended December 31, 2007 is incorporated herein by reference. The Management's Discussion and Analysis has been filed with regulatory authorities through SEDAR and is available for review on the SEDAR website at www.sedar.com.

DIVIDEND POLICY

The Company has no fixed dividend policy and the Company has not declared any dividends on its common shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company's earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value of which, as of December 31, 2007, 36,209,439 common shares are issued and outstanding. The common shares do not carry any pre-emptive, subscription, redemption, retraction, conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

The holders of the common shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of the Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

MARKET FOR SECURITIES

Market

The common shares of the Company are listed and posted for trading on the Exchange under the symbol "COP". The shares commenced trading on July 10, 2007.

Trading Price and Volume

The Company's common shares traded on the Exchange during the financial period ended December 31, 2007. The table shown below presents the high and low sale prices for the common shares and trading volume, on a monthly basis, on the Exchange for 2007.

Month	High $	Low $	Volume
July (10th to 31st)	2.25	1.81	1,176,054
August	1.80	1.10	1,634,142
September	1.65	1.35	602,472
October	1.60	1.30	808,372
November	1.70	1.35	685,318
December	1.50	1.16	682,393

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Escrow Agreement

As at December 31, 2007, the following common shares of the Company (the "Escrowed Shares") were held by, and were subject to the terms of an escrow agreement dated July 10, 2007 between the Company, the holders of Escrowed Shares and Computershare Investor Services Inc., as escrow agent (the "Escrow Agreement").

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer	Percentage of Class
Common Shares	2,880,276	8%

Pursuant to the terms of the Escrow Agreement, unless expressly permitted by the Escrow Agreement, the Escrowed Shares may not be sold, transferred, assigned, mortgaged or traded in any way while in escrow. The balance of the Escrowed Shares will be released from escrow on each of the twelve and eighteen month anniversaries of date on which the common shares were listed on the Exchange. During the year ended December 31, 2007, a total of 960,092 Escrowed Shares were released, and subsequent to December 31, 2007 a further 960,092 Escrowed Shares were released. As at the date of this AIF, a total of 1,920,183 Escrowed Shares are still held pursuant to the Escrow Agreement.

Voluntary Pooling Agreement

Pursuant to voluntary pooling agreements (the "Voluntary Pooling Agreements") entered into by the Company, Computershare Investor Services Inc., as pooling agent, and certain of its shareholders, as at December 31, 2007, a total of 12,942,328 common shares of the Company were held pursuant to the Voluntary Pooling Agreements. As at the date of this AIF, a total of 1,886,851 shares are still held pursuant to the Voluntary Pooling Agreements.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The name, province or state of residence, position with and principal occupation within the five preceding years for each of the directors and officers of the Company are set out in the following table.

Name, Municipality of Residence and Position with the Company	**Principal Occupation or Employment for the Last Five Years**	**Director or Officer Since**
Alan J. Stephens West Sussex, United Kingdom *President, Chief Executive Officer and Director*	President and Chief Executive Officer of the Company since January 2005; Vice President Exploration of First Quantum Minerals Ltd. from April 2000 to December 2004	Director and officer since January 5, 2005
Michael D. Philpot British Columbia, Canada *Executive Vice-President, Corporate Secretary and Director*	Executive Vice President and Corporate Secretary of the Company since February 2005; Executive Vice President of First Quantum Minerals Ltd. from December 1997 to February 2005	Director and officer since February 15, 2005

Name, Municipality of Residence and Position with the Company	Principal Occupation or Employment for the Last Five Years	Director or Officer Since
Robert A. Watts[(1)(3)] British Columbia, Canada *Director and Chairman*	Corporate Director; President, Wattsline Management Ltd. (a financial consultant to mining industry)	Director since April 1, 2005
R. Stuart Angus[(1)(2)(3)] British Columbia, Canada *Director*	Corporate Director; Managing Director, Mergers and Acquisitions, Endeavour Financial Corporation from November 1, 2003 to December 2005; Barrister and Solicitor, Fasken Martineau DuMoulin LLP from February 2001 to November 2003	Director since April 1, 2005
Alvin W. Jackson[(1)(2)(3)] British Columbia, Canada *Director*	Consulting Geologist (self-employed from September 1992 to January 2007); Chief Executive Officer and Chairman of Red Dragon Resources Corp. (a base mineral and uranium mining exploration company) since October 2005 and Director since May 2005; Chairman and Director of Nordic Diamonds Ltd. since November 2003; President and Director of EuroZinc Mining Corp. from April 1999 to July 2005	Director since August 31, 2005
Roderick J. Webster[(2)] Perth, Western Australia *Director*	Chief Executive Officer of Weatherly International PLC (an integrated base metals producer) since July 2005; Chief Executive Officer of subsidiaries of First Quantum Minerals Ltd. from April 2000 to June 2005	Director since October 18, 2006
Damian J. Towns British Columbia, Canada *Chief Financial Officer*	Chief Financial Officer of the Company; Controller of First Quantum Minerals Ltd. (an African copper producer) from July 2002 to August 2006; Audit Manager, PricewaterhouseCoopers LLP from July 2000 to July 2002	Officer since October 1, 2006
Juan Carlos Roman Santiago, Chile *Vice President, Operations and Development*	Vice President, Operations and Development of the Company; Vice President, Mining of Antofagasta Minerals (a Chilean mining company) from October 2004 to May 2006; General Manager of Minera Tesoro (a subsidiary of Antofagasta) from February 1998 to October 2004	Officer since August 2, 2006

Name, Municipality of Residence and Position with the Company	Principal Occupation or Employment for the Last Five Years	Director or Officer Since
Angelo Peri Santiago, Chile *Vice President, Exploration*	Vice President, Exploration of the Company; Exploration Manager Chile-Argentina for the Company from September 2006 to August 2007; Business Manager of CVRD in Chile from September 2005 to August 2006; Exploration Manager for Phelps Dodge Exploration Corporation (Chile/Peru) from September 1999 to August 2005	Officer since August 2, 2007

Notes:

(1) Member of the Company's audit committee.

(2) Member of the Company's compensation committee.

(3) Member of the Company's corporate governance and nominating committee.

As of the date of this AIF, the directors and executive officers of the Company and its subsidiaries as a group beneficially owned, or controlled or directed, directly or indirectly, or exercised control or direction over 4,089,868 common shares of the Company, representing 11.3% of the issued and outstanding common shares, and options to acquire 1,780,000 common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, no director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. Alvin Jackson, a director of the Company, was a director of Andean American Mining Corp. from March 13, 2007 to September 17, 2007. Andean American Mining Corp. was issued a cease trade order by the British Columbia Securities Commission on August 3, 2007 for failure to file a fully compliant National Instrument 43-101 technical report. The cease trade order was in effect when Mr. Jackson resigned from the board. R. Stuart Angus, a director of the Company, is a director of Wildcat Silver Corporation ("Wildcat"). Wildcat requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the "MCTO") on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat's failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of the AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that

person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company's knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' or officers' conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the *Business Corporations Act* (British Columbia).

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company has filed an action to have provincial legislation enacted in the Province of Mendoza, Argentina, which prohibits the use of toxic substances including sulphuric acid in any metalliferous mining in the Province, declared unconstitutional, in an attempt to protect its rights to process the oxide resources at the San Jorge Property with sulphuric acid. The claims pursued with the action are related to discrimination, unreasonable prohibition and excess in the legislation to control an industrial activity. The government has responded and defended the legislation. The next step will be to open the action to trial which could take anywhere from seven months to a year to conclude.

Other than the above, the Company or its subsidiaries is not a party, nor are any of the Company's properties subject to any pending legal proceedings the outcome of which would have a material adverse effect on the Company. Other than the above, management has no knowledge of any material legal proceedings in which the Company may be a party which are contemplated by governmental authorities or otherwise.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any Associate or Affiliate of any such Person, in any transaction during the Company's three last completed financial years, or during the current financial year, except as set out elsewhere in this AIF, that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The Company's registrar and transfer agent is Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia and Toronto, Ontario, Canada.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the following is a list of those material contracts of the Company entered into within the most recently completed financial year or previous to the most recently completed financial year, that are still in effect:

1. The agency agreement dated June 12, 2007, as amended June 28, 2007, between the Company and Haywood Securities Inc., RBC Dominion Securities Inc. and Dundee Securities Corporation (collectively, the "Agents") referred to under "General Development of the Business – 2007";

2. The San Jorge Agreement referred to under "Mineral Properties – San Jorge Property";

3. The Barreal Seco Agreements referred to under "Mineral Properties – Barreal Seco Property";

4. Transfer Agency and Registrar Agreement between the Company and Computershare Investor Services Inc. ("Computershare") made as of March 29, 2007, pursuant to which Computershare agreed to act as the Company's registrar and transfer agent for its common shares; and

5. Escrow Agreement referred to under "Escrowed Securities and Securities Subject to Contractual Restriction on Transfer".

All of the material contracts set out above have been filed with regulatory authorities and are available for review on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

Names and Interests of Experts

PricewaterhouseCoopers LLP, Chartered Accountants, ("PricewaterhouseCoopers") are the Company's auditors. The consolidated financial statements of the Company as at December 31, 2007 and December 31, 2006 and for the years then ended have been audited by PricewaterhouseCoopers as stated in their report. PricewaterhouseCoopers report that they are independent in accordance with the Rules of Professional Conduct of British Columbia, Canada.

AMEC International (Chile) S.A. prepared the technical report on the Barreal Seco Property entitled "Technical Report for the Barreal Seco Copper Property" which contains their recommendations for the exploration of the Barreal Seco Property.

NCL Ingeneria y Construcci6n S.A. prepared the technical report on the San Jorge Property entitled "Mineral Resource Model Update for San Jorge Copper-Gold Deposit" which contains their recommendations for the exploration of the San Jorge Property.

The principals of AMEC International (Chile) S.A. and NCL Ingeneria y Construcción S.A. have no interest in any of the Company's mineral properties and the Company is not aware of any of them beneficially owning, directly or indirectly, any securities of the Company.

INFORMATION ON AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company. The Company's current audit committee consists of Robert A. Watts, R. Stuart Angus and Alvin W. Jackson.

Audit Committee Charter

The text of the audit committee's charter is attached as Schedule "A" to this AIF.

Composition of the Audit Committee and Independence

Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company's board of directors, reasonably interfere with the exercise of the member's independent judgment.

All of the members of the audit committee of the Company are independent, as that term is defined.

Relevant Education and Experience

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

All of the members of the Company's audit committee are financially literate as that term is defined.

Based on their business and educational experiences, each audit committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (*De Minimis Non-audit Services*), section 3.2 (*Initial Public Offerings)*, section 3.4 (*Events Outside Control of Member)* or section 3.5 (*Death, Disability or Resignation of Audit Committee Member*) of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 (*Exemptions*).

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (*Controlled Companies*) or section 3.6 (*Temporary Exemption for Limited and Exceptional Circumstances*) or the exemption in section 3.8 (*Acquisition of Financial Literacy*) of MI 52-110.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services. As part of these policies and procedures the chair of the audit committee is required to be notified, or pre-approval is required to be sought, for any non-audit service that exceeds a pre-determined amount per assignment. The Company's auditors are required to prepare quarterly statements for the audit committee outlining the details of any non-audit assignments undertaken during the quarter and the fees charged for such assignments.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to PricewaterhouseCoopers LLP, the current auditors, for services rendered during the financial years ended December 31, 2007 and 2006. It does not include audit services paid to Staley Okada & Partners, Chartered Accountants, the Company's auditors for the year ended December 31, 2005:

	2007	2006
Audit fees[(1)]	$69,998	$55,243
Audit-related fees[(2)]	$45,000	$-
Tax fees[(3)]	$31,154	$-
All other fees	$ -	$ -
Total	$146,152	$55,243

Notes:

(1) The aggregate audit fees billed by the Company's auditor (or accrued).

(2) The aggregate fees billed (or accrued) for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees", including for quarterly reviews, and services in connection with a public offering of securities.

(3) The aggregate fees billed (or accrued) for professional services rendered for tax compliance, tax advice and tax planning.

ADDITIONAL INFORMATION

Additional information concerning the Company may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Company's financial statements and management's discussion and analysis for its most recently completed financial year ended December 31, 2007 and in its final long form prospectus and first amendment to its final long form prospectus, which are available for review on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the Company's information circular for the Company's 2008 annual general meeting.

SCHEDULE "A"
AUDIT COMMITTEE AND MANDATE

A. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to:

1. provide independent review and oversight of the Company's financial reporting process, the system of internal controls and management of financial risks and the audit process, including the selection, oversight and compensation of the Company's external auditors, subject to the Board of directors (the "Board") as a whole filling a vacancy in the office of auditor;

2. assist the Board in fulfilling its responsibilities in reviewing the Company's process for monitoring compliance with laws and regulations and its own code of business conduct;

3. maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors; and

4. review the Company's financial strategies, its financing plans and its use of the equity and debt markets.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of at least three members of the Board, all of whom shall be "independent" and "financially literate" as those terms are defined in Multilateral Instrument 52-110 "Audit Committees". In this regard, no member shall:

    (a) other than in his or her capacity as a member of the Committee, Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company. The indirect acceptance of a consulting, advisory or other compensatory fee shall include acceptance of the fee by a spouse, minor child or stepchild, or child or stepchild sharing a home with the committee member, or by an entity in which such member is a partner, member or principal or occupies a similar position and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to the Company;

    (b) have been employed by the Company or any of its affiliates in the current or past two years; or

    (c) be an affiliate of the Company or any of its subsidiaries.

2. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company's business, operations and risks.

3. The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4. Unless the Board shall have appointed a Chair of the Committee, the members of the Committee shall elect a Chairman from among their number.

5. The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company's corporate secretary, unless otherwise determined by the Committee.

6. The Committee shall have access to such officers and employees of the Company, its external auditors and legal counsel and to such information respecting the Company and may engage separate independent counsel and advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C. MEETINGS

1. At the request of the Chief Executive Officer ("CEO") or any member of the Committee, the Chairman will convene a meeting of the Committee and provide an agenda for such meeting.

2. Any two directors may request the Chairman to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such directors, and may participate in such meeting to the extent permitted by the Chairman of the Committee.

3. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

4. Meetings shall be held not less than four times a year and to coincide with the reporting of quarterly financial statements. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

5. The Committee may invite such other persons (e.g. the CEO and/or the Chief Financial Officer ("CFO")) to its meetings, as it deems appropriate.

6. The external auditors may be present at each Committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices. The external auditor is entitled to be present and participate at audit committee meetings whose subject is the year end financial statements and management's discussion & analysis.

7. The proceedings of all meetings will be recorded in minutes.

D. DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee shall be as follows:

1. Recommend to the Board:

   (a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the issuer; and

   (b) the compensation of the external auditor.

2. Determine whether internal control recommendations made by external auditors have been implemented by management.

3. Identify areas of greatest financial risk and determine whether management is managing these effectively.

4. Review the Company's strategic and financing plans to assist the Board's understanding of the underlying financial risks and the financing alternatives.

5. Review management's plans to access the equity and debt markets and to provide the Board with advice and commentary.

6. Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

7. Review any legal matters which could significantly impact the financial statements as reported on by the Company's outside counsel and meet with outside counsel whenever deemed appropriate.

8. Review the annual and quarterly financial statements, including management's discussion and analysis and annual and interim earnings press releases before the Company publicly discloses this information, and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements and management's discussion and analysis be included in the Company's securities filings.

9. Review and approve the financial sections of the annual report to shareholders, the annual information form, prospectuses and all other regulatory filings and public reports requiring approval by the Board, and report to the Board with respect to its review.

10. Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

11. Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

12. Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

13. Meet with management and the external auditors to review the annual financial statements and the results of the audit.

14. Assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

    (a) actual financial results for the interim period varied significantly from budgeted or projected results;

    (b) generally accepted accounting principles have been consistently applied;

    (c) there are any actual or proposed changes in accounting or financial reporting practices; and

    (d) there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

15. Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

16. Review the performance of the external auditors and approve in advance provision of services other than auditing.

17. Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Company,

18. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

19. Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors' review of the adequacy and effectiveness of the Company's accounting and financial controls.

20. Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

21. Obtain regular updates from management and the Company's legal counsel regarding compliance matters, as well as certificates from the CFO as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

22. Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

23. If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

24. Create specific procedures for the receipt, retention and treatment of complaints regarding the Company's accounting, internal accounting controls and auditing matters. These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions. Refer to the Company's Whistle Blower Policy attached to this Mandate as Appendix A.

25. Perform other functions as requested by the Board.

CORO
MINING CORP.

Suite 1810 – 999 West Hasting Street
Vancouver, B.C. V6C 2W2

News Release 08-07
March 25, 2008
TSX: Symbol: COP
www.coromining.com

CORO MAKES INITIAL US$1,000,000 OPTION PAYMENT FOR CERRO NEGRO COPPER MINE IN CHILE

March 25, 2008, Coro Mining Corp. ("Coro" or the "Company") (TSX Symbol: COP) is pleased to announce that, further to its news release of February 13th 2008, the Company has completed its initial evaluation period and has made the first US$1,000,000 option payment, thereby entering the first due diligence period of its acquisition of an effective 100% ownership of Compania Minera Cerro Negro SA ("CMN"), whose sole asset is the operating Cerro Negro copper mine, located in the V Region of the Republic of Chile.

Coro may proceed to a second stage of due diligence by making a further US$1,000,000 payment on or before July 7th 2008 and may exercise its option to acquire 100% of CMN by making a final payment of US$38,000,000 on or before September 18th 2008. At the date of exercise of the option, CMN has agreed that it will have a minimum of US$10,000,000 in cash and cash equivalents; in the event that CMN has less than this amount, the final payment will be reduced by the corresponding amount.

During the evaluation period, the Company and its consultants reviewed all aspects of the Cerro Negro operations including a preliminary evaluation of the resources, which have not been prepared in compliance with National Instrument 43-101. The status of plant, equipment and production capacity; and an initial environmental, legal, financial and title audit were also undertaken. Potential for operational improvements, efficiency enhancements and exploration upside was also examined.

Alan Stephens, President and CEO of Coro commented, "After our initial evaluation, we continue to believe that Cerro Negro represents an excellent opportunity for Coro to acquire a cash flow producing asset. During the first due diligence period, we intend to work towards completing a National Instrument 43-101 compliant resource and associated mine plan; to define production enhancements; to conclude our environmental, legal, financial and title due diligence; and to further investigate the exploration potential of the CN property and the surrounding district."

As announced on February 28th 2008, the Company has engaged Auramet Trading, LLC to assist in arranging debt financing for the acquisition of Cerro Negro, which may include an equity component.

Completion of the acquisition will be subject to satisfactory completion of due diligence and certain other conditions, including receipt of all necessary regulatory approvals.

About Cerro Negro

Cerro Negro comprises a combined open pit and underground operation producing copper cathodes via heap leach, and copper-silver concentrates via flotation, as well as toll treating third party oxide ores via an agreement with Enami, a Chilean State owned mining company.

The Cerro Negro mine is located 37km south east of the town of Cabildo in the Province of Petorca, V Region of Chile, and approximately 210km north of Santiago. The mine is situated within an established mining district and is located approximately 25km northeast of the El Soldado mine operated by a subsidiary of Anglo American plc. All plant and mine sites are easily accessible and are located at elevations of less than 1,200m in moderate terrain. Agricultural activity in the immediate area of the property is negligible and confined to rough grazing.

Cerro Negro is a flat lying manto type deposit hosted by Cretaceous age volcanics and sediments. Mineralization comprises bornite, chalcocite and chalcopyrite and their oxidized equivalents, disseminated within volcaniclastic breccias and carbonaceous shales. Oxide ores are mined by open pit methods while sulphide ores are largely produced by underground

methods, particularly room and pillar, and smaller satellite ore bodies are selectively underground mined by independent contract miners on a price participation basis.

Operations commenced in 1944, and between 1983 and 1996, CMN was owned by a predecessor company to Antofagasta Minerals, operating exclusively as a 1,200 tpd concentrator, producing up to 5,000 tpy copper in concentrates. In 1997, at a time of low copper prices and high costs, CMN was sold to its employees. The operation now comprises a heap leach SX-EW operation with a capacity of approximately 6,000 tpy Cu cathode, and a flotation plant which produces copper in concentrate from which production has averaged approximately 1,900 tonnes per year since 1998. The toll treatment of oxides is governed by an agreement with Enami which purchases third party ore trucked in from small artisanal mines in the surrounding district; this agreement extends to 2011 and is for processing of 180,000 tonnes of ore per year. The average grade in 2007 was approximately 1.9%CuT. The foregoing information relating to the Cerro Negro mine has been provided to the Company by by the seller but has not yet been independently verified by the Company. It is included in this news release for information purposes, and is subject to verification by the Company.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, an option to acquire the Cerro Negro copper mine in Chile as well as other exploration properties located in Chile and Mexico.

For further information please visit the Company's website at www.coromining.com or contact Michael Philpot, Executive Vice-President at (604) 682 5546 or investor.info@coromining.com

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

BRASIL

CONSENT LETTER

February 27, 2008

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador Securities Commission

Re: Coro Mining Corp. (the "Company")

I, **Rodrigo de Brito Mello** have prepared the report entitled "Mineral Resource Model Update for San Jorge Copper-Gold Deposit, Mendoza, Argentina" dated February 2008 (the "**Technical Report**"). I hereby consent to the public filing of the Technical Report and to the written disclosure of the Technical Report.

I confirm that I have read the written disclosure dated on or about January 16, 2008. Further I confirm that the written disclosure fairly and accurately represents the information in the Technical Report that supports the disclosure.

DATED this 27th day of February, 2008

Rodrigo de Brito Mello
NCL Ingenieria y Construcción S.A.

Alameda da Serra 500 – Cj 315 - Vale do Sereno / Nova Lima CEP – 34000000
Minas Gerais / Brasil – FONE: 55-31-32866126 – FAX: 55-31-3264 9545
Email: nclbrasil@ncl.cl

General del Canto, 235 – Providencia – santiago / Chile
Fono: 566-2-2357595 – FAX: 56 – 2-235 8891
Email: nclingsa@ncl.cl

CORO
MINING CORP.

Mineral Resource Model Update for San Jorge Copper-Gold Deposit, Mendoza, Argentina

February, 2008

Rodrigo Mello, P. Geo

CONTENTS

TABLES

FIGURES

APPENDICES

1.0 SUMMARY

Minera Cielo Azul Limitada (Cielo Azul), a 100% owned subsidiary of Coro Mining Corporation (Coro) commissioned NCL Ingenieria y Construcción S.A. (NCL) to provide an independent Qualified Person's Review and Technical Report for the San Jorge Copper-Gold Property. Rodrigo Mello, P.Geol. (Consulting Geologist, NCL Brasil Ltda) served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1.

Coro is a Toronto Stock Exchange listed Canadian public company with its registered office at 1810-999 West Hastings, Street, Vancouver, British Columbia, V6C 2W2.

The scope of work entailed a review of pertinent geological and resource data in sufficient detail to prepare the Mineral Resources Technical Report. The San Jorge Property was previously reviewed by AMEC Americas Ltd (AMEC) in 2003 for Lumina Copper Corporation (Lumina) and in 2006 and 2007, for Coro. This report is an update of the AMEC 2007 report. Except for the item 17, completely re-written, most of the information in this report is an update of the 2007 AMEC report.

The San Jorge Property is located in west-central Argentina approximately 110 km northwest of the provincial city of Mendoza and 250 km northeast of Santiago, Chile. The Property comprises 2 separate areas consisting of a combined 10 Mining Concessions and 68 Mining Estacas (Section 4.5.2) that are owned by Global Copper Corporation (Global) and which are optioned to Coro. These concessions and estacas cover a total of 10,572 hectares.

On August 9 2006, Coro entered into an agreement with Global to acquire a 100% interest in the San Jorge Property. The terms of the agreement are that Coro is to pay a total amount of US$2,096,000 and issue 1,000,000 shares to Global according to the following schedule: US$1,396,000 cash and 333,333 shares upon signing (paid) and two subsequent annual payments of $300,000 & $400,000 (paid), and 333,333 & 333,334 shares. Additional payments, based on contained copper content, are payable to Global on completion of future feasibility studies, as detailed in the item 4.3.

Copper mineralization was first recognized on the San Jorge property in the early 1960s. From the 1960s to 1998 the Property has been explored by five companies, namely Minera Aguilar S.A., Exploraciones Falconbridge Argentina S.A., Recursos Americanos Argentinos S.A. (RAA), Grupo Minero Aconcagua S.A. (GMA), and Coro Mining Corporation. A total of 30,021 m in 183 drill holes has been drilled on the San Jorge Property, between 1964 and 2007, including 21,650 m of diamond drilling in 123 drill holes, and 8,371 m of reverse circulation drilling in 60 drill holes. The list of drilling may not be inclusive of all holes actually drilled on the property due to poor documentation of work during the 1960s and 1970s.

NCL consider that the limits of the deposit are well defined, except at depth, where it may be extended. In the primary ore, NCL has identified a zone where the grades seem to be higher than the average of the deposit. In which case, the total metal

contained within the mineable resources may be higher than the estimated. Further investigation needs to confirm this.

Mineralization at San Jorge is hosted by Carboniferous sediments and Permo-Triassic porphyritic intrusives that range in composition from granitic to dacitic. The associated alteration system comprises potassic, phyllic, argillic and weak propylitic assemblages, and does not exhibit 'classic' concentric zoned distribution around a central intrusive body. Rather, the distribution of the alteration zones is elongate and is influenced by the principal fault systems which strike north and northeast.

Both low and high-grade hypogene copper mineralization is dominated by chalcopyrite. Superimposed on the hypogene mineralization is a supergene-enriched zone, which comprises chalcocite, digenite and covellite, an oxide zone dominated by malachite and chrysocolla, and a poorly developed leached cap. The higher grade hypogene, supergene-enriched, and to a lesser extent the oxide copper mineralization show a strong spatial association with the principal fault systems and their intersection zones.

Historic mineral resource estimates completed by Gary Simmerman (1996) and Cobre Mantua S.A. (1998) on behalf of GMA. According to Amec, the reliability of the estimates has not been established because neither estimate discusses a quality assurance/quality control (QAQC) program, or details pertaining to the specific gravity measurements. Therefore neither estimate is NI 43-101 compliant and both are reported as historical estimates only, and cannot be relied upon.

In 1997 Fluor Daniel Wright Ltd. (FDW) carried out a pre-feasibility study on the San Jorge Property that was based on the historical resource estimate completed by Simmerman (1996). The base case evaluated in the study was an initial heap leach Operation (Phase I) for the leached, oxide and enriched ores, followed by a Sulphide Milling Operation (Phase II) for the primary and enriched sulphides, where the primary material is mined at depth.

In 2007, AMEC completed a Mineral Resources Technical Report which identified National Instrument 43-101 compliant measured plus indicated resources of 115 Mt at 0.50%CuT in oxides, enriched and primary material at a 0.30%CuT cutoff contained within an economic envelope defined by the software Whittle 4X, using a copper price of 1.3 US$/lb.

For this report, NCL developed a new geological model and mineral resource estimate using data available by October 23 2007. Geological interpretation was prepared by Coro personnel and reviewed by NCL geologists who also built solid models for different oxidation domains. The geological models were used to prepare a mineral resource estimate for copper and gold. The results of this optimization are listed in Table 1-1 as the mineral resource estimate for San Jorge project using a cutoff of 0.3% CuT, unconstrained, and table 1-2, contained within an economic envelope defined by the software Whittle 4X, using a copper price of 1.5 US$/lb.

Table 1-1: Mineral Resources for all Domains – Cutoff 0.30% CuT

Domain	Category	Tonnage	CuT	CuT Metal	CuSol	CuCn	Au	Au Metal
		(Ktons)	(%)	(klb)	(%)	(%)	(g/t)	(koz)
Oxide	Measured	19,425	0.59	250,803	77%	7%	0.23	147
	Indicated	12,852	0.46	129,223	74%	8%	0.20	81
	Measured + Indicated	32,276	0.53	380,026	76%	7%	0.22	228
	Inferred	1,054	0.39	9,083	59%	13%	0.12	4
Enriched	Measured	24,315	0.67	356,763	20%	40%	0.21	167
	Indicated	1,648	0.47	17,076	18%	35%	0.20	11
	Measured + Indicated	25,963	0.65	373,839	20%	40%	0.21	177
	Inferred	395	0.52	4,524	19%	25%	0.07	1
Primary	Measured	36,043	0.49	391,629	4%	5%	0.23	272
	Indicated	100,162	0.41	905,486	3%	5%	0.18	580
	Measured + Indicated	136,205	0.43	1,297,114	4%	5%	0.19	852
	Inferred	71,524	0.37	578,575	3%	6%	0.14	332
Total	Measured	79,782	0.57	999,194	28%	15%	0.22	586
	Indicated	114,662	0.42	1,051,785	12%	8%	0.18	672
	Measured + Indicated	194,445	0.48	2,050,979	20%	13%	0.21	1,257
	Inferred	72,974	0.37	592,182	4%	8%	0.14	337

Resources reported as follows: Copper Cutoff grade for all domains 0.3%. The gold estimates are the average grade for each resource category, since the shorter variographic ranges do not permit the same level of precision as for the copper estimates.

Table 1-2 Mineral Resources contained within Whittle envelope – Cutoff 0.30% CuT

Domain	Category	Tonnage	CuT	CuT Metal	CuSol	CuCn	Au	Au Metal
		(Ktons)	(%)	(klb)	(%)	(%)	(g/t)	(koz)
Oxide	Measured	19,395	0.59	250,481	77%	7%	0.23	147
	Indicated	12,538	0.46	126,337	74%	8%	0.20	80
	Measured + Indicated	31,933	0.54	376,818	76%	7%	0.22	226
	Inferred	445	0.39	3,834	57%	14%	0.16	2
Enriched	Measured	24,315	0.67	356,763	20%	40%	0.21	167
	Indicated	1,648	0.47	17,076	18%	35%	0.20	11
	Measured + Indicated	25,963	0.65	373,839	20%	40%	0.21	177
	Inferred	395	0.52	4,524	19%	25%	0.07	1
Primary	Measured	35,808	0.49	389,789	4%	5%	0.24	271
	Indicated	90,013	0.41	820,658	3%	5%	0.19	536
	Measured + Indicated	125,821	0.44	1,210,448	4%	5%	0.20	807
	Inferred	10,720	0.38	90,698	3%	5%	0.16	56
Total	Measured	79,518	0.57	997,033	28%	15%	0.22	584
	Indicated	104,200	0.42	964,072	13%	8%	0.19	626
	Measured + Indicated	183,718	0.48	1,961,105	21%	13%	0.21	1,211
	Inferred	11,560	0.39	99,056	6%	11%	0.15	60

Resources reported as follows: Copper Cutoff grade for all domains 0.3% and contained within the economic envelope defined by the software Whittle, using industry average costs and copper price of 1.5 US$/lb copper.

NCL concludes the following:

- The level of understanding of the geology, alteration and mineralization at San Jorge is reasonable, however, the relationship between structure, mineralization and alteration could be improved. Gold mineralization appears to have a different control than copper and needs to be evaluated differently.
- Mineralization is well defined and open at depth, in the zone of primary mineralization.
- Better control of the mineralization may allow the separation of higher grade zones, consequently decreasing the dilution of grades. A higher grade zone may exist in the primary mineralization zone.
- The Simmerman (1996) and Cobre Mantua (1998) historic mineral resource estimates were well documented and prepared in a professional manner, but the reliability of the resource was not confirmed as it does not refer to a quality control-quality assurance program, or details, of the specific gravity measurements.
- The AMEC 2007 resource estimate was prepared to NI 43-101 standards

- The actual drill hole database is clean and does not present problems for validation. However a significant amount of intervals from the older drilling were not assayed for CuS and CuCn which generates problems during grade estimation.
- NCL´s estimation relies on total copper (CuT) assay results to classify resources into categories. Validations of the grade quality estimation are acceptable and the different categories reflect the confidence that NCL has in the grade continuity at the deposit.
- The lack of documentation relating to the older reverse circulation and the diamond drilling sampling methods could adversely impact future efforts to classify the resource.

NCL recommends that the nearby IP targets to be evaluated, in order to increase the resources and the attractiveness of the project.

The drilling program should be extended, checking if no lateral extension is possible to be detected. Infill drilling, for conversion of the inferred to indicated, should also be addressed. In this effort, the investigation of a "core" of high grade in the primary zone, should be carried out, confirming or denying the hypothesis that this core may produce a significant tonnage of higher grade material.

To facilitate future studies, Coro should organize of the drilling and other project information in folders separated by hole and subject, with all relevant information.

Considering the positive results of the resource evaluation, NCL recommends to proceed to a next phase of the study, preparing a mining plan and to produce either a scoping study or a pre-feasibility study, in order to bring this deposit to production.

2.0 INTRODUCTION

Coro Mining Corporation (Coro), through its 100% owned subsidiary Minera Cielo Azul Limitada (Cielo Azul), commissioned NCL S.A. (NCL) to provide an Independent Qualified Person's Review and Technical Report for the San Jorge Copper-Gold Property (the Property). The Property is located approximately 110 km northwest of the provincial city of Mendoza, Argentina as illustrated in Figure 2-1. Rodrigo Mello, P.Geo. (Consulting Geologist, NCL Brasil office) served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1.

Coro is a Toronto Stock Exchange listed Canadian public company with its registered office at 1810-999 West Hastings, Street, Vancouver, British Columbia, V6C 2W2.

Porphyry style copper mineralization was discovered at San Jorge during the 1960's and exploration has continued on an intermittent basis until 1998. To date, 24,795.20 m of core and reverse circulation drilling in 148 holes completed by five exploration companies has identified porphyry style mineralization. The porphyry deposit is at an advanced stage of exploration.

Information and data for NCL's review and report were obtained from Cielo Azul's geologist Alejandro Palma. Mr. Mello completed a site visit between the 22nd and 26th of October 2007.

The work completed by NCL entailed a review of pertinent geological data in sufficient detail to prepare the Technical Report.

2.1 Terms of Reference

NCL is not an associate or affiliate of Coro, or of any company associated with Coro. NCL's fee for this Technical Report is not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report. This fee is in accordance with standard industry fees for work of this nature, and NCL's previously provided estimate is based solely on the approximate time needed to assess the various data and reach the appropriate conclusions.

Figure 2-1: Property Location Map


San Jorge
BOLIVIA
PARAGUAY
BRAZIL
CHILE
URUGUAY
SOUTH PACIFIC OCEAN
SOUTH ATLANTIC OCEAN
JUJUY
SALTA
TUCUMAN
CHACO
FORMOSA
CATAMARCA
SANTIAGO DEL ESTERO
LA RIOJA
SAN JUAN
CORDOBA
SANTA FE
CORRIENTES
MISIONES
ENTRE RIOS
MENDOZA
SAN LUIS
BUENOS AIRES
LA PAMPA
NEUQUEN
RIO NEGRO
CHUBUT
SANTA CRUZ
TIERRA DEL FUEGO, ANTARTIDA E ISLAS DEL ATLANTICO SUR
Falkland Islands (Islas Malvinas)
Strait of Magellan
Cape Horn
Argentina
International boundary
Province boundary
National capital
Province capital
Railroad
Road
The city of Buenos Aires comprises a federal district.
Boundary representation is not necessarily authoritative.

In preparing this report, NCL relied on geological reports and maps, miscellaneous technical papers listed in the References section at the conclusion of this report and NCL's experience on similar deposit types.

This report is based on information known to NCL as of February 22, 2008.

All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise. The currency used in Argentina is the Argentinean Peso. The exchange rate as of 22 February 2008 was US $1.00 to 3.157 Pesos.

3.0 RELIANCE ON OTHER EXPERTS

The results and opinions expressed in this report are based on NCL's field observations and the geological and technical data listed in the References (Section 22). While NCL has carefully reviewed all of the information provided by Cielo Azul, and believes the information to be reliable, NCL has not conducted an in-depth independent investigation to verify its accuracy and completeness.

The author has not reviewed any legal issues regarding the land tenure, or Coro corporate structure nor independently verified the legal status or ownership of the Property and has relied upon corporate legal opinion and land tenure opinion supplied by Cielo Azul,

The author has not reviewed issues regarding Surface Rights, Road Access, Permits and the environmental status of the Property and has relied upon opinions supplied by Cielo Azul representatives.

The results and opinions expressed in this report are conditional upon the aforementioned geological and legal information being current, accurate, and complete as of the date of this report, and the understanding that no information has been withheld that would affect the conclusions made herein. NCL reserves the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to NCL subsequent to the date of this report. NCL does not assume responsibility for Cielo Azul's actions in distributing this report.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The San Jorge Property is located in west-central Argentina in the Las Heras Department of the Province of Mendoza. The Property is approximately 45 km north of the town of Uspallata, 110 km northwest of the provincial city of Mendoza and 250 km northeast of Santiago in Chile (Figure 4-1). The property falls partly on the Yalguaraz Ranch, which covers approximately 118,000 ha.

4.2 Land Tenure

The text and maps below are an update of the correspondent part of the Amec's 2007 report, reviewed and updated by Coro's lawers. As Amec, NCL did not perform any independent verification of the information presented by Coro.

"The Property comprises 2 Mining Concessions and Mining Estacas that are owned by Global Copper Corp (Global). These concessions and estacas cover a total of 444.6 hectares (ha, see Table 4-1) in two groups that are 4 km apart (Figure 4-2). The first group is known as San Jorge and is centred at the approximate UTM co-ordinates of 2,453,577 E, 6,431,962 N (Figure 4-3). The second, which is referred to as San Jorge Segunda, is centred to the east of San Jorge at the approximate UTM co-ordinates of 2,458,769 E, 6,432,802 N (Figures 4-2 and 4-4, and Table 4-1). The San Jorge Segunda concessions host the mineralization described in this report.

An additional 8 Mining Concessions and 24 Mining Estacas were held by Argentine Mineral Development (AMD) and were acquired by Minera San Jorge (MSJ), a 100% owned subsidiary of Global, on September 26th 2005 (Figures 4-2, 4-3 and 4-4, and Table 4-2). These concessions and estacas cover a total of 10,127.4 hectares.

On August 10th 2006, Global optioned the San Jorge properties to Coro Mining Corporation (Coro) by means of a purchase agreement for Coro's Chilean subsidiary Minero Cielo Azul Ltda (Cielo Azul) to acquire Minera San Jorge. Surface rights covering the property are held by the Estancia Yalguaraz, and Coro has acquired them, and is in final process of registration of the Estancia under its name.

Figure 4-1: Location and Access Map


PARAGUAY
BRASIL
URUGUAY
CHILE
ARGENTINA
El Indio
Los Pelombres
San Jorge Property
See Detail Insert
Valparaiso
Mendoza
SANTIAGO
BUENOS AIRES
El Teniente
Mendoza Province
0km 250 500km
LEGEND:
GOLD DEPOSITS
COPPER DEPOSITS
MAIN ROADS
ROADS
CITIES
TOWNS
RIVERS
DETAIL INSERT:
Ao del Tigre
San Jorge
Prov. Rte 39
Ao San Alberto
R. Mendoza
Uspallata
To Chile
Natl. Rte 7
Natl. Rte 40
To Bs Aires
MENDOZA
Portenllos
Chacras de Coria
Cacheuta
Lujan
0km 10 20

CORO MINING CORP.	Property Location Map	

Table 4-1: Mining Rights Held by Global's Subsidiary Minera San Jorge

Mining Tenure Type	Name	Area (ha)	Dossier No.
Mining concession			
	San Jorge	30.2	789-M-1959
	San Jorge Segunda	55.4	9-M-1962
Sub total	**2**	**85.7**	
Mining Estacas			
	Sonia	8.3	300-G-92
	Mario	8.2	302-D-92
	Ricardo	8.2	303-A-92
	Daniel	8.3	224-A-92
	Liliana	8.3	910-B-95
	Rogelio	8.3	230-F-92
	Ernesto	8.2	911-G-95
	Ana María	8.2	908-N-95
	Alicia	8.3	905-Z-95
	Víctor	8.3	909-R-95
	Varadero	8.2	907-M-95
	Emilia	8.2	906-M-95
	Amalia	4.1	301-L-92
	Alejandro	8.3	320-G-93
	Georgina	8.2	324-A-93
	Roque	8.2	326-P-93
	María Rosa	8.3	323-O-93
	Porladu I	8.2	228-R-93
	Porladu II	8.3	227-E-93
	Eloisa	8.2	325-P-93
	Pedro	8.2	322-T-93
	Horacio I	8.2	226-P-92
	Carlos	8.2	327-M-93
	Gladys	8.3	321-T-93
	Mariano	8.2	253-C-93
	Viviana	8.3	328-G-93
	Celina	8.3	319-F-93
	Facundo	8.3	251-A-93
	Alberto	8.2	318-Y-93
	José	8.2	317-E-93
	Pablo	8.3	254-C-93
	Martin	8.2	315-F-93
	Leonardo	8.3	316-T-93
	Horacio	8.3	256-G-93
	Raquel	8.3	314-G-93
	Gustavo I	8.3	255-D-93
	Silvia	8.2	249-A-93
	Pascuala	8.3	313-M-93
	Roberto	8.2	307-A-93
	Luis	8.3	310-F-93
	Gastón	8.2	308-J-93
	Rosa	8.2	309-S-93
	Hugo	8.3	311-P-93
	Gustavo II	8.2	312-A-93
Sub Total	**44**	**358.9**	
TOTAL		**444.6**	

Figure 4-2: Land Tenure Map


JUMBO I
389A1995
SALMON I
5A1996
SALMON II
6A1996
DELFIN I
3A1996
SAN JORGE SEGUNDA
ALGARROBO I
384A1995
MERO I
8A1996
DELFIN II
4A1996
MERO II
9A1996
SAN JORGE
E 2'464,000
E 2'462,000
E 2'460,000
E 2'458,000
E 2'456,000
E 2'454,000
N 6'439,000
N 6'437,000
N 6'435,000
N 6'433,000
N 6'431,000
N 6'429,000
0m 500 1000
1:7500
LEGEND:
MINING RIGHTS HELD BY GLOBAL'S SUBSIDIARY MINERA SAN JORGE S.A.
MINING CONCESSION
MINING ESTACA
MINING RIGHTS HELD BY ARGENTINA MINING DEVELOPMENT THAT HAVE BEEN TRANSFERRED TO MINERA SAN JORGE S.A.
MINING CONCESSION
MINING ESTACA
MINERAL DISCOVERIES
CORO MINING CORP.
San Jorge Land Tenure Map

Figure 4-3: San Jorge Property - Land Tenure Detail


0m
250
500
1000
1:15000
DELFIN II
4A1996
N 6'433,000
N
BETA
196C1992
GAMMA
186B1992
DELTA
197L1992
EPSILON
194V1992
THETA
187G1992
ALFA
188G1992
SAN JORGE
JOTA
193M1992
N 6'432,000
OMEGA
195V1992
SIGMA
189M1992
OMICRON
190M1992
LAMBDA
191M1992
KAPPA
192E1992
N 6'431,000
MERO II
9A1996
E 2'453,000
NOTE:
REFER TO FIGURE 4-2
E 2'454,000
CORO MINING CORP.
San Jorge Property Land Tenure

Figure 4-4: San Jorge Segunda - Land Tenure Detail


N
N 6'434,000
N 6'433,000
N 6'432,000
E 2'458,000
E 2'459,000
E 2'460,000
HECTOR
171M1992
ROBERTO MARIO
174C1992
NIEVES ESTHER
205E1992
AMALIA
EDUARDO ANDRES
172L1992
MARIA GUILLERMINA
204M1992
MARTHA BEATRIZ
175G1992
ANA MARIA TERESA
203M1992
ELISEA
BEATRIZ
SAN JORGE SEGUNDA
LUIS NORBERTO
201M1992
JORGE RICARDO
177C1992
JORGE LUIS
173C1992
WILLY ROBERTO
202V1992
NOTE:
REFER TO FIGURE 4-2
0m
250
500
1000
1:20000
LEGEND:
DRILL HOLES
CORO
MINING CORP.
San Jorge Segunda Land Tenure

Table 4-2: Mining Properties Transferred to MSJ on September 26, 2005

Mining Tenure Type	Name	Area (ha)	Dossier No.
Mines			
	Algarrobo I	1562.5	384-A-95
	Salmon I	1485	5-A-96
	Jumbo I	1360	389-A-95
	Delfin II	1575	4-A-96
	Salmón II	1215	6-A-96
	Mero II	990	9-A-96
	Surubí	900	2975-M-05
	Delfin I	900	3-A-96
Sub Total	**8**	**9987.5**	
Estaca Minas of San Jorge 2			
	Nieves Esther	7	205-E-92
	Maria Guillermina	5.8	204-M-92
	Ana Maria Teresa	5.6	203-M-92
	Luis Norberto	5.7	201-M-92
	Willy Roberto	5.8	202-V-92
	Jorge Luis	6	173-G-92
	Jorge Ricardo	6.6	177-C-92
	Elisea Beatriz	5.2	176-V-92
	Mirta Beatriz	5.3	175-B-92
	Eduardo Andres	5.3	172-L-92
	Roberto Mario	4.7	174-G-92
	Héctor	6	171-M-92
Sub Total	**12**	**67.9**	
Estaca Mines of San Jorge			
	Beta	6	196-C-92
	Gamma	6	186-B-92
	Delta	6	197-L-92
	Epsilon	6	194-V-92
	Theta	6	187-G-92
	Alfa	6	188-G-92
	Jota	6	193-M-92
	Omega	6	195-V-92
	Sigma	6	189-M-92
	Omicron	6	190-M-92
	Lambda	6	191-M-92
	Kappa	6	192-E-92
Sub Total	**12**	**720**	
TOTAL		**10,127.4**	

MSJ has held the mining concessions and mining estacas listed in Table 4-1 since 31st March, 2000. These have all been registered with the mining authority in the name of Minera San Jorge S.A. (MSJ). The transfer of the additional concessions and estacas (Table 4-2) from AMD to MSJ occurred on September 26, 2005.

AMEC relied on land tenure documentation supplied by Cielo Azul and Cielo Azul's lawyers to construct this table. An independent verification of title was not part of the scope of this study."

4.3 Agreement Terms

Pursuant to an agreement dated August 9, 2006, as amended October 18, 2006 (the "San Jorge Agreement") among Coro, Cielo Azul, Global and Minera Global Copper Chile S.A. ("Minera Global", a subsidiary of Global), Coro, through Cielo Azul, acquired a 100% interest in the shares of MSJ (Minera San Jorge) from Minera Global for an aggregate purchase price of $1.0 million in cash and the issuance of 1,000,000 common shares to Minera Global. Coro paid Minera Global $300,000 and issued 333,333 common shares on August 9,2006, paid $300,000 and issued 333,333 common shares on May 10, 2007; (ii) is required to pay $400,000 and issue 333,334 common shares on May 10, 2008; (iii) and upon the completion of a bankable feasibility study on the leachable copper resources at the San Jorge Property, on or before May 10, 2009, pay to Minera Global $0.025 per pound of contained leachable copper in the proven and probable reserve category defined by the feasibility study less the aggregate deemed price of the 1,000,000 common shares previously issued, of which one-half of the final payment may be payable, at Global's option, by the issuance of common shares of Coro. Coro has the right to require Global and Minera Global to enter into a voting trust agreement in respect of the common shares owned by Global or Minera Global, pursuant to which Global and Minera Global will agree to vote their common shares as may be directed by Coro, but no such agreement has been entered into as of the date of this Prospectus.

If Coro commences commercial production from the mineable, proven and probable sulphide copper reserves, Coro will pay to Global $0.02 per pound of contained sulphide copper in the proven and probable reserve category defined by the feasibility study. Coro has also agreed to pay to Global an annual royalty of $0.02 per pound of contained leachable copper not defined in the leachable copper feasibility study and $0.015 per pound of contained sulphide copper for any additional material not defined in the sulphide copper feasibility study. Coro has a right of first refusal to acquire the royalty if Global assigns its rights under the San Jorge Agreement to a third party.

In connection with the acquisition of MSJ and the San Jorge Property, Coro paid to Global $1,096,000 in respect of an assignment of an indemnity and release agreement which Global entered into with the former owner of the real property on which the San Jorge Property is located, and also indirectly acquired the real property effective September 7, 2006 in consideration for the payment of ARS$1,550,000. The land was transferred to MSJ on December 31, 2006, and the transfer will be formally registered once MSJ receives approval of the Frontier Security Zone Commission of Argentina.

Although the MSJ Shares have been transferred to Coro, Coro has no obligation to satisfy the consideration not yet paid under the terms of the San Jorge Agreement. If Coro determines not to proceed with completing the acquisition of MSJ, the MSJ Shares, and therefore the San Jorge Property, will be returned to Minera Global with no further obligations by Coro, and the indemnity and release agreement and the real property will be purchased from Coro by Global or Minera Global.

4.4 Environmental and Socio-Economic Issues

An environmental impact report for the geological exploration activities by Vector (1988) notes that the closest national park is the Aconcagua Provincial Park, 80 km to the west. In addition, the report describes valuable archaeological and cultural sites that are located in the Cordón del Tigre, Ciénaga se Yalguraz, Arroyo del Tigre sites and along the Provincial Route 39 highway. These sites have evidence of human activity from 7,000 B.C. to 1,500 A.D. and include Incan period features.

On 2006 Coro commissioned Vector Argentina S.A (Vector) to conduct the Environmental Baseline Study of the San Jorge area. Vector is the local branch of Vector International Inc. an internationally recognised firm in the environmental field for mining.

The Baseline studies related to San Jorge Project are based upon studies completed by various consultants including Vector Argentina SA, Dames and Moore and Water Management Consultants.

These include climate and meteorology, air quality, soils, hydrology, hydrogeology, flora and fauna, archaeology and socioeconomic background.

The Environmental Baseline Study was completed on the last 2007 quarter.

However, due to the relevance of the water resource for the Argentinean Authorities and for the future Environmental Impact Assessment approval, Coro expanded the depth of the hydrology and hydrogeology studies, which still are being executed and scheduled to be completed on the second 2008 quarter.

There is no modern mine development in the vicinity of the San Jorge Property.

4.5 Property and Title in Argentina

The following summary of regulations for exploration and exploitation concessions is based on information freely available and posted on the Argentinean government mining web site (http://www.mineria.gov.ar/nlegal2.asp).

The rights, obligations, and procedures for the acquisition, exploration, exploitation, and use of mineral substances in Argentina are regulated by the Argentinean Mining Code. The Mining Code establishes two classes of minerals. The first class comprises "metalliferous substances" such as gold, silver, copper, lead, where ownership is vested in the Government, which in turn grants exploitation concessions to private companies; and Class 2, which comprises "other metalliferous

substances", including earthy minerals, and industrial minerals, that belong to the land owner. Creek bed and placer deposits, as well as abandoned tailings and mine waste rock deposits, are included in the latter mineral class.

Exploration

Among other functions, the Mining Code administers obtaining exploration rights or concessions. Characteristics of an exploration concession, referred to as a *cateo*, include:

Exclusivity – the holder of the *cateo* has rights to any mineral discoveries made by a third party within the boundaries of the *cateo*.

Extent – *cateos* are measured in 500 hectare (ha) units, or fractions thereof. No single *cateo* may exceed 10,000 ha (20 units), and no person may hold more than 200,000 ha (20 *cateos*) in a single province. The exploration area within a *cateo* may be contiguous or separated.

Time – the holder of a *cateo* must assess the mineral potential within the granted exploration area (and apply for an exploitation right) within a time period based on the size of the *cateo*. The exploration term is 150 days for the first 500 ha (1 unit) or fraction thereof, and an additional 50 days for each additional unit (or fraction thereof) within the *cateo*. After 300 days, 50% of the exploration area over 2,000 ha (4 units) within the *cateo* must be relinquished. At 700 days, 50% of the remaining area must be dropped. Time extensions may be granted to allow for inclement weather, difficult access, and other factors.

Work – the holder of a *cateo* must present to the mining authority a minimum exploration work program and schedule. The *cateo* may be revoked if the requirements of the work program and schedule are not met.

A one-off fee of ARS $400 (400 Argentina Pesos) per 500 ha (1 unit) must be paid upon application for a *cateo*.

Exploitation

The Mining Code also regulates exploitation rights (mining concessions). Priority for receiving a mining concession is given to the registered discoverer of a deposit, i.e., the holder of the *cateo*. A mining concession unit area, or *pertenencia*, is 6 ha for common mineral deposits and 100 ha for disseminated mineral bodies; each mining concession may consist of two or more *pertenencias*. Application to the mining authority must include official cartographic coordinates of the deposit location and of the reconnaissance area, and a sample of the mineralisation discovered. The reconnaissance area, which may be as much as twice the surface area projection of the deposit, is allocated to allow for potential geological extensions to mineralisation and for site layout and infrastructure development. Excess area is released once the survey plans are approved by the mining authority.

Estaca Minas (Mine Estacas) are 6 ha extensions to existing surveyed mining concessions that were granted under previous versions of the mining code, and are the equivalent of mining concessions. The granting of new *estacas* was eliminated from the mining code in August 1996.

Once the application for a mine has been submitted, the holder of the exploitation concession may commence mining. Any person opposed to the mine operation, whether a holder of an overlapping *cateo*, a land owner disputing the existence of the deposit or the class of the economic mineral, or a partner in the discovery who claims to have been neglected, must publicly register opposition to the operation in the *Boletín Oficial* or official publication of the mining authority. Within 100 days of officially registering opposition, the person opposed to the mining operation must present legal documentation to support the claim against the location, nature, or assignment of the exploitation concession.

Within 30 days after the resolution of any dispute against the location, nature, or assignment of the mining concession, the holder of the exploitation concession must submit a legal survey of the properties (lots) requested for the mining operation, within the maximum property limits allowed by the Mining Code. The request is published in the *Boletín Oficial* and may also be subject to dispute. Approval and registration of the legal survey request by the mining authority constitutes formal title to the mining property.

A new mining operation is entitled to national, provincial, and municipal tax exemptions for 5 years. The exemptions commence with the awarding of formal title to the mine. Additional royalty payments to the government are subject to exemptions of 3 years.

New exploitation concessions may also be awarded for mines that were abandoned or for which their original exploitation concessions were declared to have expired. In such cases, the first person claiming interest in the property has priority. A new exploitation concession is awarded after payment of the royalties owed since abandonment or expiry of the previous concession. The concession is awarded in the condition left by the previous owner.

The mining operation must fulfill three conditions as part of its exploitation concession:

- payment of mining royalties.
- provision of minimum investment.
- reactivation of the mine if it is shut down for more than four years, if required by the mining authority.

Mining royalties are paid to the state (national or provincial) under which the exploitation concession is registered, and are paid in equal instalments twice yearly. A mining operation that has not paid its royalty within two months of the due date is given notice by the mining authority. The exploitation concession under which the

mine operates expires if the overdue royalty has not been paid within 45 days of being served notice.

The royalty is set by national law (presently Law No. 24.224 of the Mining Reorganization) according to the assigned category of the operation. In general, the annual royalty due is ARS $80 per 6 ha *pertenencia* for common ore bodies held by the exploitation concession, or ARS $800 per 100 ha *pertenencia* for disseminated ore bodies. The discoverer of the mine is exempt from paying royalties for 3 years from the date on which formal title was awarded to the deposit.

The holder of the exploitation concession must also commit to investing over a five year period a sum that is at least three hundred times the value of the annual mining royalty in fixed assets. For the first two years, 20% of the total required investment value (i.e., the annual royalty for each year) must be made in each year. For the final three years, the remaining 60% of the total required investment may be distributed in another manner. The exploitation concession expires if the minimum required investment schedule is not met.

If the exploration or exploitation of the deposit is suspended for more than four successive years, the mining authority can require the holder of the concession to prepare and undertake a plan to activate or reactivate work at the property within a five-year term. Failure to present or complete the plan results in the expiration of the mining concession.

4.6 Environmental Regulations

The Environmental Protection Mining Code of Argentina, enacted in 1995, requires that each provincial government monitor and enforce the laws pertaining to sustainable development and protection of the environment. A party wishing to commence or modify any mining-related activity as defined by the Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, must prepare and submit to the Provincial Environmental Management Unit (PEMU) an *Informe de Impacto Ambiental* or Environmental Impact Assessment (EIA) prior to commencing the work (Bastida, 2002). Each EIA must describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk (http://www.mineria.gov.ar/nlegal2.asp). The PEMU has a sixty-day period to review and either approve or reject the EIA; however, the EIA is not considered to be automatically approved if the PEMU has not responded within that period (Bastida, 2002). If the PEMU deems that the EIA does not have sufficient content or scope, the party submitting the EIA is granted a thirty-day period in which to resubmit the document (http://www.mineria.gov.ar/nmedioln.asp).

If accepted by the PEMU, the EIA is used as the basis for creating a *Declaración de Impacto Ambiental* or Declaration of Environmental Impact (DEI) to which the party must swear to uphold during the mining-related activity in question. The DEI must be updated at least once every six months. Sanctions and penalties for non-compliance to the DEI are outlined in the Environmental Protection Mining Code, and may

include warnings, fines, suspension of Environmental Quality Certification, restoration of the environment, temporary or permanent closure of activities, and removal of authorization to conduct mining-related activities (http://www.mineria.gov.ar/nmedioln.asp).

On June 20, 2007, the Provincial Government of Mendoza passed legislation prohibiting the use of certain toxic chemicals, including sulphuric acid, in any mining activity in the Province. On July 23 2007, Coro announced that it had filed an action to have this Provincial legislation declared unconstitutional and is continuing its evaluation of processing methods for San Jorge that do not require the use of toxic chemicals.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

Access to the Property is from the city of Mendoza, which is located in central-west Argentina in the Province of Mendoza (refer to Figure 4-1). The international airport in Mendoza offers daily flights to Buenos Aires and Santiago, Chile. The road from Mendoza to the Property consists of an all-weather paved road (Route 7) to Uspallata. At Uspallata, the route turns north onto a well-maintained, provincial dirt road (Route 39) for 40 kms. The final 7 km to the Property is along a dirt road over gently undulating terrain. The total driving time is approximately 2 hours for the 157 km distance from Mendoza to the Property.

Both Mendoza and Uspallata are located on Route 7, which is the main road traversing Argentina, connecting the Argentinean capital of Buenos Aires to Santiago, the capital of Chile.

5.2 Climate

The climate in the region is regarded as dry, continental desert, with a high rate of evaporation. The average annual temperature is 12.4℃. Minimum and maximum temperatures recorded are -15℃ and 37.8℃, respect ively. Torrential, periodic rainfalls of limited duration are common during the afternoons in the summer months. Total annual average precipitation is approximately 174.3 mm. Light snowfall is not uncommon in the winter months. The mean annual relative humidity is 49%.

In the open valley, strong winds are common in the spring months and the annual average wind velocity is 25 km/hour. The prevalent wind direction is easterly. Exploration can be conducted year round.

The vegetation is typified by sparse, low-lying brush, cactus and patches of thick-bladed grasses (Figure 5-1). Up until July 1996, when the Estancia Yalguaraz was purchased by AMD, some 200 cattle grazed on the estancia. It is apparent that the past agricultural practices destroyed the local environment as the land is no longer suitable for pastoral usage.

Wild fauna is reported to consist of nadu (a type of ostrich), guanaco, fox, puma and field mice. A detailed list of the local flora and fauna of the Uspallata region is given in the environmental report by Vector (1988). However AMEC did not observe any wildlife, not even birds, during the site visit.

Figure 5-1: San Jorge Physiography



5.3 Local Resources and Infrastructure

The Property contains very little developed infrastructure apart from the roads constructed for drill rig access, and a semi-permanent exploration camp installed by Falconbridge in the early 1970s. The camp, at the time of the site visit was in a poor state of repair, but it was evident that work was being done to accommodate personnel for an upcoming drill program.

The condition of Route 7, which is a paved road, from Mendoza to Uspallata is good. Route 39 is a dirt road in moderate to good condition from Uspallata to the turn off to the Property. Some minor upgrading of this road would be required if the Property is developed. The Property access road from Route 39 is little more than a dirt track which would also need upgrading if development were to progress.

Uspallata is located on Route 7 and is only 50 km from the Chilean border and 150 km from Santiago. It would be the point of access for equipment and consumables for any planned mining operation.

The city of Mendoza, which has a population of approximately one million people (http://en.wikipedia.org/wiki/Mendoza%2C_Argentina), is the closest major settlement. The closest port facility is Valparaiso in Chile, located 156 km to the

southwest of the Property (Figure 4-1). The railroad from Argentina to Chile is currently not operable. The nearest rail head to the Project site is in Mendoza.

Local water sources are the Arroyo del Tigre drainage located 5 km north of San Jorge Property, and the floor of the Uspallata Valley to the east and south of the Property.

Power is not locally available and would be have to be either produced by gensets or brought in from the existing grid to the south of the Property.

5.4 Physiography

The Property lies along the western margin of the Uspallata Valley. The valley is a 200 km long graben that is flanked by the Cordillera Frontal to the west, which rises to elevations in excess of 5,000 masl, and the Pre-Cordillera to the east, which reaches elevations of approximately 3,000 masl. Elevation on the Property varies from 2,600 to 2,700 masl, whereas the base of the Uspallata valley floor is at 2,200 to 2,300 masl. The principal geomorphological features in the area are alluvial fans cut by drainage channels, and the pediment associated with the Cordillera Frontal.

Drainage is from the Cordillera Frontal, flowing east and then south into the Rio Uspallata, or into the enclosed basin of the Cienaga de Yalguaraz to the north of the Property.

5.5 An Overview of Argentina

Introduction

The Republic of Argentina is located in the southeastern portion of the continent of South America. Argentina is bordered to the south and west by Chile and to the north by Bolivia, Paraguay, and Brazil. From north to south, the east side of Argentina is bordered by Brazil, Uruguay, and the Atlantic Ocean. Argentina shares the southern island territory of Tierra del Fuego with Chile, and continues to dispute ownership of the Islas Malvinas (Falkland Islands) off its eastern seaboard.

With a landmass covering about 2.8 million km^2, Argentina is the second-largest country in South America after Brazil, and the eighth largest in the world. Argentina has a population of about 38 million, of whom some 16 million live in the capital, Buenos Aires. By contrast, the Canadian provinces of Ontario and Quebec have a combined area similar to that of Argentina, and a combined population of about 19 million.

Sedentary tribes and nomadic hunters populated pre-Columbian Argentina. These indigenous tribes generally resisted incursions and attempts at settlement by the Spanish. Buenos Aires was not established until 1580, and remained a relatively unimportant centre for 200 years. The combination of Spanish colonization and the introduction of previously unknown diseases from Europe decreased the numbers of

native people in Argentina. As the indigenous population declined in number, the Spanish settlers claimed the land to create huge cattle ranches (haciendas).

Argentina achieved independence in 1816, after continued dissatisfaction with the political and economic domination imposed by Spain, and following the uprising and revolution of 25 May 1810. However, independence revealed the split between the Federalists (conservative landowners, supported by the gauchos and rural working class) who advocated provincial autonomy and the Unitarists (cosmopolitan city dwellers of Buenos Aires) who welcomed the injection of European capital, immigrants and ideas. Buenos Aires' central authority was eventually upheld in the Unitarist constitution of 1853, and a new era of growth and prosperity carried Argentina into the initial decades of the 20th century.

Geography and Infrastructure

Argentina can be separated into four major physiographic regions: the Andes mountains in the west, the fertile lowland and subtropical rainforests in the north, a mix of humid and dry, flat expanses of the Pampas in the centre of the country, and the pastoral steppes and glacial zones of Patagonia in the extreme south. The principal rivers are the Paraná, Uruguay, and Paraguay Rivers, which drain into the Río de la Plata Basin in northern Argentina. In the south, the Colorado and Negro Rivers, which originate in the Andes, flow to the Atlantic Ocean.

Argentina's climate ranges from subtropical in the north, to humid and warm in the centre, to cold in the south. Climate conditions in the Andes include erratic rainfall with flash floods in the summertime, searing heat, snow at higher elevations, and hot, dry winds. The lowlands receive sufficient rainfall to support swampy forests and upland savannah. Precipitation levels are generally greater in the eastern lowlands and shallow summer flooding is common. However, the lowland winters can be long and dry, and the summers uncomfortably hot. Patagonia has mild weather conditions year-round in the east and experiences glacial conditions in the south.

Argentina's major cities include Buenos Aires, Cordoba, Rosario, and La Plata. The country has some 229,000 km of highways, 62,000 km of which are paved. Other transportation infrastructure includes about 38,000 km of railway line and more than 11,000 km of navigable waterways. Argentina's main ports and harbours include Bahía Blanca, Buenos Aires, Comodoro Rivadavia, Concepción del Uruguay, La Plata, Mar del Plata, Necochea, Río Gallegos, Rosario, Santa Fe, and Ushuaia. There are about 1,200 airports in Argentina, 32 of which receive regular commercial flights. Ezeiza International Airport, located 34 km from Buenos Aires, serves many international airlines as well as the national airlines. The other international airports in Argentina are generally used for flights to neighbouring South American countries only.

Demography and Government

Approximately 85% of Argentina's population is of European descent, with the remaining 15% comprised of mestizos (persons of mixed Spanish and indigenous background), indigenous, and other minorities. Spanish is the official language of Argentina, and is used for government and commerce. Literacy of the Argentinean peoples is high for South America with 97.1% of the population aged 15 and older being able to read and write (CIA World Factbook webpage, 2006). There are 17 indigenous languages, which are not widely encountered outside of small towns and settlements. Roman Catholicism accounts for 93% of the religious practice, with the Protestant, Jewish, Ukrainian Catholic, and Armenian Orthodox faiths making up the remainder.

Argentina's key industries include food processing, motor vehicles, consumer durables, textiles, chemicals and petrochemicals, printing, metallurgy, steel, and agribusiness. More than half of Argentina's workforce is employed in the service sector, with the industrial sector (manufacturing, mining, and utilities) employing about 18%, and agriculture about 10%, of the workforce.

Since independence from Spain in 1816, Argentina has undergone periods of foreign intervention and civilian, dictator, and military rule, coupled with economic problems and labour disputes. Argentina returned to its constitution of 1853 after removing the repressive military government that ruled the country from 1976 to 1983 and lost the territorial dispute over the Falkland Islands with Great Britain. In an effort to tame rampant inflation, the Carlos Menem government opened the Argentinean economy to foreign investment, sold nationalized industries, and in 1991 pegged the peso one-to-one to the US dollar. By 1997, inflation had been reduced from 5,000% to 1%, but at the cost of rising unemployment and a prolonged recession.

The government of Fernando de la Rua, elected in 1999, initiated austerity plans to balance Argentina's budget. However, after four years of recession and unemployment running at 20%, the Argentinean people protested against the tough fiscal measures with strikes and demonstrations that became violent after the government instituted restrictions on bank withdrawals. In December 2001, Argentina defaulted on a US $132 billion loan repayment, and the country plunged into economic and political turmoil. The de la Rua government resigned and the country was plagued by widespread civil chaos.

On 1 January 2002, Eduardo Duhalde became Argentina's fifth president in two weeks. Duhalde promptly unpegged the peso from the dollar, with the result that the peso devalued by more than 50% almost immediately. The move was unpopular but necessary for Argentina to secure any further aid from the International Monetary Fund (IMF).

Although the Peronists retain a strong grip on Argentinean politics the presidential elections held on 27th April 2003 saw the party fail to unite behind a single candidate for the first time in its history. The majority of the vote in the first round was split between the two Peronist candidates. Carlos Menem, staging a come back, took

24% of the votes narrowly beating the new comer Nestor Kirchner, who took 22% of the vote, into second place. Carlos Menem, seeing his popularity fall pulled out of the race, leaving Nestor Kirchner to become president.

The National Constitution affirms that Argentina is a federal country with three levels of state: federal, provincial, and local. The Constitution is based on the republican doctrine of the division of powers into three different areas: executive, legislative, and judicial. The federal state is ruled by a presidential system. The President, who holds executive power, is the head of both the state and the federal government, and is elected to a four-year term by direct universal suffrage. Legislative power is controlled by a Congress that comprises a 257-member Chamber of Deputies, and a 72-member Senate. Representatives in the Chamber of Deputies are elected to four-year terms, and members of the Senate are elected directly to a six year term. The Supreme Court, made up of nine judges, oversees judicial power.

Administratively, Argentina is comprised of 23 autonomous provinces and 1 federal district. Each of the provinces has its own government and courts that mirror the federal system.

Business Investment Climate in Argentina

Due to high unemployment rates, and an overvalued currency, Argentina's economy began to falter in 1999. A three year long recession was experienced, ultimately ending in the economic crisis of 2002.

In late 2001, Argentina was forced to default on US$93 billion of international debt, leading to a complete loss of confidence in the country by foreign investors.

A sharp devaluation of the Argentinean Peso as well as other economic reforms has allowed Argentina's economy to stabilize. GDP continues to grow, surpassing levels seen prior to the crisis. Unemployment levels remain high at 11.6%, however during the peak of the crisis, unemployment had risen to over 25%. Inflation has settled at a rate of 9.6%. During the 2002 crisis, inflation rates increased by more then 10% a month.

In 2005, gross domestic product (GDP) growth was estimated at 8.7% and the GDP of Argentina was approximately US$182 billion. GDP growth has been maintained principally by the agriculture (9.5%), industry (35.8%), and services sectors (54.7%; CIA World Factbook webpage, 2006).

Due to the devaluation of the currency in 2002 and the current booming metal prices, Argentina's mining sector has rebounded. Currently over 80 companies are exploring in Argentina. Argentina is considered to be under-explored, with only 25% of the Argentinean Andes having been explored. The country hosts gold, copper, lead, zinc, natural borate, bentonite clay, and ornamental stone deposits.

Mining Investment Law N° 24.196 has established a 30-year guarantee of fiscal stability for new mining projects and/or extension of existing projects. This law was

enacted in an effort to draw foreign investors into the country following the economic crisis. The law allows for accelerated depreciation of capital goods, deductions in exploration costs, and access to machinery and equipment at international prices.

Depreciation of infrastructure occurs over a 3 year time period (60% depreciation in the first year, 20% in the second and 20% in the third) while all other depreciation occurs in a straight line method of 33.33%.

The major taxes that affect the mining sector are as follows:

- National Income Tax — 33%
- State Income Tax — 1% of revenue (depending on province)
- State Mining Tax Royalty — 3% net smelter return (NSR)

Some of the main producing mines in Argentina are Bajo de la Alumbrera (copper, gold); Cerro Vanguardia (gold, silver), Salar del Hombre Muerto (lithium), Farallon Negro (gold, silver) and Aguilar Mine (silver, lead, zinc).

6.0 HISTORY

The first recorded exploration in the area of the Property took place in the 1960s, when prospector Valeziano Martinez dug a number of pits at San Jorge in an attempt to characterize the nature and extent of outcropping chrysocolla and malachite mineralization. His primary interest was, however, a copper vein located on the San Jorge Mining Concession. This concession lies just over 4 km to west of the main showing, which is known as San Jorge Segundo and which has been the focus of later exploration activity (refer to Figure 4-2).

In 1964 F. Whiting, the Chief Geologist for Minera Aguilar S.A. (Aguilar) visited the property, and recognised the potential for a significant-sized deposit of secondary copper mineralization. Aguilar optioned the Property. After a program that included mapping, pitting, trenching, surface sampling, geophysics and diamond drilling, Aguilar discontinued exploration and dropped the Property in 1968 (Table 6-1).

Exploraciones Falconbridge Argentina S.A. (Falconbridge) optioned the Property in 1973 and carried out a program that included detailed geological mapping, re-interpretation of regional geophysics, diamond drilling and metallurgical testing (Table 6-1).

In 1992, Recursos Americanos Argentinas (RAA) optioned the Property from Pedro Natalio Aldave. From 1992 to 1996, RAA carried out an exploration program that included geological mapping, surface sampling, re-evaluation of existing induced polarisation (I.P.) geophysical data, reverse circulation drilling, limited diamond drilling and metallurgical testing (Table 6-1). A resource was also estimated, and a preliminary scoping study completed (MRDI, 1993).

In 1994, Grupo Minero Aconcagua S.A. (GMA), a subsidiary of Northern Orion, entered into a deal with RAA to continue exploration on the San Jorge Segunda Property; however, in June 1995 Northern Orion purchased RAA. From 1994 to 1998 GMA carried out a program of mapping, re-sampling of trenches, reverse circulation and diamond drilling, and metallurgical testing (Table 6-1). During this time, a resource estimate (Simmerman, 1996; Cobre Mantua S.A., 1998), hydrological and environmental work (Hydro-Search, 1996;, Dames and Moore, 1997), scoping and an initial feasibility study (Fluor Daniel Wright, 1997) were completed.

In the 1990s a junior exploration company called Argentine Mineral Development (AMD) acquired a number of mining concessions surrounding the San Jorge Segunda Concession (refer to Figures 4-2 to 4-4). In March 1999 an agreement was reached between GMA and AMD to jointly explore and develop the Project. However, the JV agreement did not proceed and Minera San Jorge (MSJ) was formed by Northern Orion, and was designated as the holder of the San Jorge mining concessions on August 1 2000.

Table 6-1: Summary of the San Jorge Exploration History

Year	Company	Activity
Early 1960s	**Valeziano Martinez**	Pitting and general reconnaissance
1964-1968	**Minera Aguilar S.A.**	Mapping Pits, cuts + shafts (168.9 m) Trenching - 9 trenches trending NW over 949 m with 397 samples Geophysics – I.P. (21 line km) Diamond drilling - 32 drill holes (4,900 m)
Early 1970s	**Exploraciones Falconbridge Argentina S.A.**	Detailed mapping Re-interpretation of the Aguilar IP and United Nations regional geophysics Diamond drilling – 4 drill holes (848 m) Metallurgical testing
1992-1994	**Recursos Americanos Argentinos S.A.**	Mapping and surface sampling Re-interpretation of existing I.P. data RC drilling – 43 drill holes (5,359 m) Diamond drilling - 2 drill hole (165 m) Metallurgical testing Preliminary scoping study (MRDI, 1993)
1994-1996	**Grupo Minero Aconcagua S.A. and Recursos Americanos Argentinos S.A.**	Surface mapping Geophysics - I.P. (17.6 km), gravity (2.3 km) Trenching - selected re-sampling of the Aguilar trenches Diamond drilling - 18 drill holes (5,672 m) Metallugical testing
1996-1998	**Grupo Minero Aconcagua S.A.**	RC drilling - 19 drill holes (3,323 m) Geophysics – I.P., TEM and Ground Magnetics (?) Resource estimates (Simmerman 1996, Cobre Mantua, 1998) Hydrological studies (WMC 1996, Hydro-Search Inc 1996) Environmental studies (Vector 1997, Dames and Moore 1997) Sulphur scoping report (Ruckmick and Roney, 1996) Initial feasibility study (Fluor Daniel and Wright Ltd., 1997) Mining quote (Henry Walker Ltd., 1997)
2006-2007	**Coro Mining Corporation**	58 Diamond Drill Holes (8,769.4)

In 2005, Lumina Copper Corporation (Lumina) acquired MSJ from Northern Orion. On May 18 2005, Lumina completed a plan of arrangement whereby Lumina transferred its holdings in MSJ to Global Copper Corporation (Global). Global formally terminated the JV agreement between MSJ and AMD on July 27 2005.

On August 9 2006, Global optioned its 100% owned San Jorge property to Coro Mining Corporation.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The San Jorge Property is located on the western periphery of a regional, north-south trending structure known as the Uspallata-Calisngasta-Iglesia Graben. To the east of the graben lies the Pre-Cordillera and to the west is the Cordillera Frontal.

The oldest rocks known to outcrop in this area are Devonian-aged marine greywackes, siltstones and shales that comprise the Cienaga de Medio Formation.

Overlying the Cienaga de Medio Formation sediments are Carboniferous-aged sediments of the Yalguaraz Formation. The Yalguaraz Formation comprises a heterogeneous group of lithologies ranging from pelites to impure sandstones, quartzites, sandstones, conglomerates and intraformational breccias. These sediments were folded and faulted during the late Palaeozoic. Fold axes trend north to south, while fault movement was reportedly transcurrent (Williams, 1996).

Permo-Triassic-aged intrusive activity was located along the margins of the graben. The intrusives are characteristically small, porphyritic to aphanitic quartz-diorites and diorites to granodiorites that have produced hornfelsing of the sediments along their contacts. In general, the intrusives are not mineralized.

To the west in the Cordillera Frontal, a thick sequence of Permo-Triassic aged felsic and andesitic volcanics known as the Choiyoi Formation are in angular unconformable contact with the Yalguraz Formation. The volcanics are intruded by a series of contemporaneous hypabyssal dykes and stocks.

During the Tertiary period, the rapid Andean uplift of the Cordillera Frontal and the Pre-Cordillera produced significant alluvial deposits, which partially infilled the Uspallata-Calisngasta-Iglesia Graben. In the central areas of the graben the alluvial deposits may reach a thickness of over 200 m. In some areas these deposits are now dissected by younger drainages.

The regional structural fabric is principally north-south and parallel to the graben. Also important are north-northwest, northeast, northwest and east-west striking fault systems. Permian transcurrent movement appears to have been followed by a period of compression related to Andean uplift during the Tertiary, and finally by a tensional regime which resulted in graben formation.

7.2 Local Geology

At San Jorge, the Carboniferous sediments of the Yalguaraz Formation comprise (Williams, 1996):

- Matrix-supported conglomerates, medium grey to grey-red in colour.

- Variably thin to thick-bedded, fine to coarse-grained, poor to well-sorted arenites and sub-arenites.
- Sandstones, medium grey to grey-red in colour.
- Thinly bedded, darker grey siltstones.
- Thinly bedded, grey-green shales.

The sediments (Figure 7-1) are intruded by granite-porphyry and dacitic stocks and dykes of Permo-Triassic age.

The granite porphyry outcrops in the southeast sector of the San Jorge hill (Figure 7-2), forming a tongue in the hanging-wall side of Falla Gorda, a major north-south trending fault immediately east of the San Jorge hill.. The intrusive is a distinctive light grey to pink-grey colour. The phenocryst population, which may comprise up to 50% of the rock mass, is dominated by plagioclase feldspar with anhedral to euhedral quartz-eyes with lesser hornblende and pseudo-hexagonal biotite books. The phenocrysts are typically coarse, ranging in size from 1.5 to 6 mm, with an average dimension of 4 mm.

The contact with the sediments is near vertical and irregular, with localized brecciation, fracturing and veining. Contact breccia is noted only along the northwest contact of the granite porphyry where it is a sharp contact. The contact breccia is pale-coloured and comprises angular, silicified sedimentary and igneous clasts in a siliceous matrix which may contain minor tourmaline.

The dacite porphyry has been observed in drill holes in the southwest and northeast sectors of the deposit in the form of dykes crosscutting both the granite porphyry and the sediments. The dacite intrusive may be distinguished from the granite porphyry by its light to medium grey colour, and finer grained and more mafic matrix. Phenocrysts consist of sub to euhedral plagioclase up to 8 mm in size, quartz eyes and euhedral to pseudohexagonal biotite books.

An andesitic unit with flow structures has been identified from petrographic studies, but was included in the dacite porphyry group (Williams, 1996).

Figure 7-1: Geology and Drill Hole Locations


6,433,600
6,433,400
6,433,200
6,433,000
6,432,800
6,432,600
2,458,600
2,458,800
2,459,000
2,459,200
2,459,400
8700_East
3175_North
2975_North
2725_North
0
200
400
meters
Lithologies
REFERENCES
Drill Programs
Paleozoic Sandstone, Siltstone and Shales
Quartz and Silicified Breccia
Tourmaline Breccia
Contact Breccia
Granodiorite Porphyry
Dacite Dykes
Main Faults
CORO
SJ_T_(TWINS)
SJ_M_(Metallurgical)
SJ_IN_ (In-Filling)
SJ_IN_ (Primary)
DDH (1965-74)
AR- (1993-95)
SJ_D_(1996)
SJ_C_(1996)
PUM_(1996)
SAN JORGE
San Jorge II Property
Geology and Drill
Hole Locations
CORO
MINING CORP.

Figure 7-2: Contact between the Granite Porphyry and the Sediments (looking north)


W
E
Sediments
Contact
Granite
Porphyry

In the southern area of the Property a dacite dyke some 150 m long and 3 to 6 m wide intrudes both the granite porphyry stock and the sediments. This intrusive is characterized by coarse feldspar and biotite phenocrysts.

Tourmaline breccias occur in scattered small outcrops along the western perimeter of the granite porphyry. These breccias are dominantly crackle- to occasionally mosaic-textured, and consist of sub-angular to angular clasts of sediments within a tourmaline-quartz matrix.

The sediments are gently folded around the axis of a monocline. The axial plane of the monocline trends N35°E, and dips between 15° and 40° to the west. In addition, minor open, gently south-plunging congruent folds with amplitudes of less than 3 m, occur at the northern end of the zone of outcrop.

The principal fault structures strike north-south and north-northeast (Figure 7-1), while secondary structures strike northwest and east-northeast. Net fault displacement is normal and is considered to have preceded any strike-slip and reverse movement. The main faults in this group are:

- Falla Gorda, which is considered to be the most important structure on the Property. The fault does not outcrop but has been inferred from drill holes to trend north-south to north-northeast and to dip 15° to 30° west. The structure has proved difficult to trace with any degree of confidence and the sense of movement remains unknown.

- Falla Raya Roja, which is noted in outcrop and in drill holes, strikes N5°E and dips steeply to the west. The fault is postulated to be a normal fault with a 20 m down-throw to the west. The fault is characterized by a 1 m wide zone of brecciation and a 2 m wide halo of fracturing.
- Falla Flaca, which is inferred mostly from drill holes and is difficult to trace in outcrop. The fault is described as a normal fault with a 25 m displacement (Williams, 1996).
- Falla Portazuela, which is known to occur to the northwest of the San Jorge mineralized zone and to the south of the area of outcrop. This fault is defined mainly by drill holes and occurs as two segments; one striking north and the other north-northwest. Both segments have a sub-vertical dip to the east. The fault is typified by closely-spaced jointing.

Several other fault zones have been identified in drill holes, and can be traced to surface where they appear as breccia zones up to 3 m wide.

The mineralized stockwork in the San Jorge system is much stronger and better developed within the sediments than in the granite porphyry (Figure 7-3). Within the sedimentary sequence the vein density decreases from the sandstones, to the conglomerates, to the siltstones and finally to the shales.

Figure 7-3: Quartz-sulphide Stockwork Veining



8.0 DEPOSIT TYPES

Mineralization at San Jorge is considered to be an Andean example of a porphyry copper-gold deposit. A generic description from Pantaleyev (1995) summarizes the common features of porphyries as large zones of hydrothermally-altered rock containing quartz veins and stockworks, sulphide-bearing veinlets, fractures and lesser disseminations in areas up to 10 km^2 in size, that are commonly wholly or partially coincident with hydrothermal or intrusion breccias and dyke swarms. Deposit boundaries are determined by economic factors that outline ore zones within larger areas of low-grade, concentrically zoned mineralization. World class examples of copper-gold porphyries include the Porgera and Lihir deposits in Papau New Guinea; Oyu Tolgoi in Mongolia, FSE-Lepanto Victoria deposit in the Phillipines and the Kemess South deposit in British Columbia, Canada.

Important geological controls on porphyry mineralization include igneous contacts, cupolas and the uppermost, bifurcating parts of stocks and dike swarms. Intrusive and hydrothermal breccias and zones of intensely developed fracturing due to coincident or intersecting multiple mineralized fracture sets commonly coincide with the highest metal concentrations.

The effects of surface oxidation commonly modify porphyry deposits in weathered environments. Low pH meteoric waters generated by the oxidation of iron sulphides leach copper from oxidized copper minerals such as malachite, chrysocolla, and brochantite and re-deposit it as secondary chalcocite and covellite immediately below the water table in flat tabular zones of supergene enrichment. The process results in a copper-poor leached cap lying above a relatively thin, but high-grade zone of supergene enrichment that caps a thicker zone of moderate grade primary hypogene mineralization at depth.

Alternatively, or in addition, a porphyry system may exhibit hypogene enrichment. The process of hypogene enrichment may relate to the introduction of late hydrothermal copper enriched fluids along structurally prepared pathways, or the leaching and re-deposition of hypogene copper, or a combination of the two. The enriched copper mineralogy comprises, for example, covellite and chalcocite. Such enrichment processes result in elevated hypogene grades.

Other deposit styles that are commonly associated with porphyry deposits (spatially and genetically) include precious metal rich epithermal and other quartz vein systems, skarns, and exotic secondary copper deposits formed by the lateral migration of metal in low-pH fluids away from the main body of porphyry mineralization.

9.0 MINERALIZATION

9.1 Generalities of the Porphyry Copper System

The San Jorge copper ± gold porphyry copper system is characterized by both repeated fracturing events and influxes of hydrothermal fluids that have resulted in the superimposition of hypogene alteration and sulphide mineralization events. Supergene alteration and mineralization is superimposed on the hypogene alteration and mineralization.

Five mineralized zones are described by Williams (1996) from the San Jorge Property (Table 9-1).

Table 9-1: The Five Mineralized Zones Defined at San Jorge (Williams, 1996)

Mineralized Zone	Comment
Gravels	Unconsolidated sediments and colluvium, which may host copper oxides in eroded grains
Leached	Grades <0.2% copper of which only a minor constituent is acid soluble
Oxide	Grade >0.2% copper of which the majority is acid soluble
Enriched	Secondary sulphide zone that contributes more than 30% of total contained copper
Primary	Primary sulphides with a minor occasional secondary sulphide component

Each of these five mineralized zones together with an additional hypogene enriched category are discussed in more detail below. Figures 9-1 to 9-5 and 9-7 to 9-11 show the distribution of the hypogene, enriched hypogene, supergene enriched, oxide and leach cap mineralization on the Property.

The San Jorge porphyry system shows a vertical zonation from hypogene mineralization at depth, passing upwards into a supergene enriched zone, which is overlain by a zone of oxide mineralization and finally by a poorly developed leached cap (Figures 9-2 to 9-5). Superimposed on this basic zonation are lateral variations in the distribution of the mineralization types that relate to the main north to south and north-northeast striking fault zones (Figures 9-2 to 9-6). The porphyry system is ovoid in shape and covers an area of 1.1 km north-northeast by 700 m north northwest (Figure 9-7).

Figure 9-1: Location of Cross-Sections (Shown in Figures 9-2 to 9-5)


6,433,600
6,433,400
6,433,200
6,433,000
6,432,800
6,432,600
8700_East
3175_North
2975_North
2725_North
2,458,600
2,458,800
2,459,000
2,459,200
2,459,400
0
200
400
meters
Lithologies
REFERENCES
Drill Programs
Paleozoic Sandstone, Siltstone and Shales
Quartz and Silicified Breccia
Tourmaline Breccia
Contact Breccia
Granodiorite Porphyry
Dacite Dykes
Main Faults
CORO
SJ_T_(TWINS)
SJ_M_(Metallurgical)
SJ_IN_ (In-Filling)
SJ_IN_(Primary)
DDH (1965-74)
AR- (1993-95)
SJ_D_(1996)
SJ_C_(1996)
PUM_(1996)
SAN JORGE
San Jorge II Property
Geology and Drill
Hole Locations
CORO
MINING CORP.

Figure 9-2: Copper Zones, Section 8700E


Copper Zones, Section 8700E
South
North
0
100
200
meters
Recent Sediments
Leached
>0.04 to 0.11 % Cu
Oxide Zone
>0.3 to 2 % Cu
Supergene Zone
>0.3 to 2 % Cu
Primary Zone
CORO
MINING CORP.

Figure 9-3: Copper Zones, Section 2725 N


Copper Zones, Section 2725 North
West
East
2,458,600
2,458,700
2,458,800
2,458,900
2,459,000
2,459,100
2,459,200
2,600
2,300
FALLA FLACA
FALLA GORDA
0
100
200
meters
Recent Sediments
Leached
>0.04 to 0.11 % Cu
Oxide Zone
>0.3 to 2 % Cu
Supergene Zone
>0.3 to 2 % Cu
Primary Zone
Granodiorite Porphyry
CORO
MINING CORP.

Figure 9-4: Copper Zones, Section 2925N


Copper Zones, Section 2925 North
West
East
2,458,50
2,458,60
2,458,70
2,458,80
2,458,90
2,459,00
2,459,10
2,600
2,500
2,400
2,300
0
100
200
meters
Recent Sediments
Leached
>0.04 to 0.11 % Cu
Oxide Zone
>0.3 to 2 % Cu
Supergene Zone
>0.3 to 2 % Cu
Primary Zone
Granodiorite Porphyry
CORO
MINING CORP.

Figure 9-5: Copper Zones, Section 3175N


Copper Zones, Section 3175 North
West
East
0
100
200
meters
Recent Sediments
Supergene Zone
>0.3 to 2 % Cu
Leached
>0.04 to 0.11 % Cu
Primary Zone
Oxide Zone
>0.3 to 2 % Cu
Granodiorite Porphyry
CORO
MINING CORP.

Figure 9-6: Alteration Section 8700 E


Calcite
Fault
San Jorge Segunda
Section 8700E

Figure 9-7: Copper Mineralization – Distribution of Primary Mineralization


LEGEND
CONTOURS
> 0.6% Copper
> 0.4% Copper
> 0.3% Copper
GEOLOGY:
CONTACT BRECCIA
MILKY QUARTZ ZONE-ALTERATION IN CAVITIES AND VEINLETS
TOURMALINE BRECCIA
GRANITE PORPHYRY
YALGUARAZ FORMATION (CARBONIFEROUS) intercalated conglomerates, sandstones, siltones and shales
SILSTONE/SHALE
CONGLOMERATE
STRUCTURE:
FAULT OBSERVED WITH DIP
FAULT INFERRED
JOINTS
STRIKE AND DIP OF BEDDING
TREND AND PLUNGE OF FOLD (ANTICLINE; SYNCLINE)
DRILLING:
SJD (GMA/RAA DDH 1995-1996)
AR (RAA RC 1993-1995)
DDH (AGUILAR, 1-32, 1964-1969, FALCONBRIDGE, 33-39, 1973-1974, RAA 40-41, 1994)
SJC (GMA RC 1994-1996)
(LOCAL GRID)
FALLA GORDA
3900 N
3800 N
3700 N
3600 N
3500 N
3400 N
3300 N
3200 N
3100 N
3000 N
2900 N
2800 N
8400 E
8500 E
8600 E
8700 E
8800 E
8900 E
9000 E
9100 E
9200 E
0m
100
200
1:0000

CORO MINING CORP.	San Jorge Segunda Distribution of Primary Mineralization	

The following sequence of events has been proposed for the genesis of the San Jorge porphyry copper system:

- Development of the porphyry copper system soon after the emplacement of the granite porphyry.
- Focusing of mineralization between the Falla Gorda and the Falla Flaca (Figures 9-3 to 9-5).
- A compressional regime that resulted in a portion of both the granite porphyry and the porphyry copper system being faulted into the near-surface environment.
- Erosion and supergene processes resulted in the development of a leached cap, an oxide zone and secondary sulphide enrichment.
- Under a tensional regime the faults were re-activated and the permeability increased, thus facilitating the supergene process.

The proposed hypogene hydrothermal vein sequence is as follows:

- Tourmaline and chalcopyrite veins and breccia.
- Sheeted quartz-sulphide and tourmaline veining best developed in the granite porphyry.
- Pyrite and arsenopyrite mineralization as disseminations and in veins, with minor chalcopyrite.
- Molybdenite and chalcopyrite veining that is best developed in the granite porphyry.
- Chalcopyrite introduction with minor pyrite and pyrrhotite mainly as veins.

The alteration system associated with the San Jorge porphyry trends north-south. Although potassic, phyllic, propylitic and clay alteration styles have all been reported (Williams, 1996), the alteration does not have a 'classic' concentric zoned distribution around a central intrusive body. Rather, the distribution of the alteration zones is influenced by the principal faults, and to a lesser extent by the intrusive bodies (refer to Figures 7-1 and 9-6). A series of cross sections showing the irregular alteration distributions is included in Williams (1996).

The generalized alteration sequence is described as:

- tourmaline.
- sericite veinlets.
- biotite veinlets and disseminations.
- quartz-sericite veinlets and disseminations.
- quartz-feldspar veinlets and potassium feldspar replacement of plagioclase.

- chlorite alteration of mafics.
- calcite veinlets.

The stockwork comprises a mixture of hairline fractures and quartz and/or calcite veins up to 3 cm wide (refer to Figure 7-2). The veins are generally sulphide-sericite-quartz, quartz-sulphide, quartz-potassium feldspar, quartz-calcite, tourmaline, tourmaline-sulphide or calcite. In the coarser sediments the vein density is described as 60 veins/metre, and in the porphyry as 40 veins/metre.

Potassic alteration is characterized at San Jorge by the presence of potassium feldspar and biotite. The potassic alteration does not appear as a well-defined core to the system. Petrographic studies have suggested that pseudo-hexagonal books of biotite in the granite porphyry that appear to be primary are in fact comprised of secondary biotite (Williams, 1996). In the sediments the biotite occurs as very fine disseminations and as discontinuous veinlets. The biotite in the veinlets has a distinctive reddish-brown colour. Potassium feldspar replaces plagioclase in the granite porphyry and occurs in less than 2 mm wide quartz veins, which may have up to 20% sulphides.

Phyllic alteration is typified by variable amounts of silica and sericite. The most abundant alteration observed is silicification, which affects all rock types and attains such intensities as a pervasive mass that it can obliterate the original rock texture. In addition, silicification also occurs as quartz, quartz-sulphide and quartz-calcite veins, and as halos to quartz-sulphide veins.

Sericite may be both spatially and temporarily associated with the silicification. Sericite occurs in less than 2 mm wide veinlets with minor sulphides, as narrow, discontinuous selvages to quartz-potassium feldspar veinlets, as fine disseminations in the matrix and as a selectively pervasive alteration of feldspar phenocrysts.

Propylitic alteration is only weakly and patchily developed and manifests itself as chlorite and/or epidote and/or calcite. It occurs sporadically in the hypogene zone rather than as an external alteration halo. Chlorite occurs in sediments at the margins of the main mineralized system, or with sphene, calcite and/or iron oxides in areas of the granite porphyry. Epidote occurs in minor amounts, and mainly in association with the fault zones. Calcite veinlets commonly cross-cut fracturing and are strongly associated with the sediments at depth in the footwall block of the Falla Gorda fault. Calcite veinlets also occur at the northern extremity of the porphyry mineralization. Disseminations of calcite occur associated with weathered biotite.

Clay alteration is typified by kaolinite, which is found in both the leached cap and in the fault gouge zones, and montmorillonite whose ocurrence is restricted to fault gouge zones. Kaolinite replacing sericite has also been observed in the granite porphyry (Williams, 1996).

Tourmaline is a ubiquitous component throughout the system. It occurs with sulphides in the matrix of hydrothermal breccias, as veinlets with or without

sulphides, in the sediments most commonly proximal to the breccias, in the granite porphyry, and as disseminated rosettes in all rock types.

During the site visit some of the observed sediments that outcrop proximal to the granite porphyry appeared to be hornfelsed rather than showing hydrothermal-related alterations. The hornfelsing probably represents the earliest alteration event described in this section.

Approximately 5 km to the west of the main San Jorge mineralization, in the foothills of the Cordillera Frontal, and within the San Jorge mining concession (refer Figures 4-2 and 4-3) is a copper-mineralized vein that was explored during the 1960s (see Section 6). There is a scarcity of information on this vein, and it was not inspected by NCL during the site visit.

9.2 Gravels

The gravels are not a major host of copper mineralization. However, an eroded component of the oxide mineralization is hosted in the gravels peripheral to the San Jorge Hill. These gravels are best developed in the drainages, and in general grade <0.14% copper.

9.3 Hypogene Copper Mineralization

The hypogene copper mineralization at San Jorge comprises both low and high grade types. Early low-grade hypogene copper mineralization is hosted primarily in sediments, and to a lesser extent by the intrusives (Figures 9-2 to 9-5), as disseminations and in veins. Chalcopyrite and pyrite, along with cubanite, mackinawite and marcasite, are the principal sulphide minerals. They occur with lesser pyrrhotite, arsenopyrite, sphalerite, molybdenite, and minor galena and bornite. Molybdenite is regarded as an accessory sulphide that normally grades less than 150 ppm Mo. Molybdenite occurs predominantly in quartz veins in the granite porphyry in association with chalcopyrite. The sulphides occur as both disseminations and in veins.

Gold has only been observed in thin section in a siliceous matrix and not as inclusions in sulphides. There is no correlation between gold and arsenic, and its position in the paragenetic sequence is unclear.

The highest grade hypogene copper mineralization is hosted by the sediments and not the granite porphyry. The higher-grade intervals can exceed 1.0% copper (refer to Figures 9-2 to 9-5). In these zones the pyrite content has been observed (Williams, 1996) to remain static while the chalcopyrite content, especially in veins, increases significantly in comparison to the low-grade hypogene intervals.

The higher grades of hypogene copper mineralization (>0.5%) trend north to north-northeast before making a pronounced bend to trend to the northeast (Figure 9-7).

Although the reasons for this are unclear there would appear to be a strong structural control, possibly accompanied by a blind intrusion component (Williams, 1996).

9.4 Secondary Copper Carbonate and Copper Silicate Mineralization

Secondary copper mineralization of the copper 'oxide' zone extends over an area of 800 m by 400m, trends north-northeast and is open to the east under. In general, oxide copper grades range between 0.22% and 1.43% Cu (Figures 9-2 to 9-5). The average thickness of the zone is 60 to 90 m although in certain localized areas it may be thicker. For example, over 140 m of oxide mineralization was encountered in Hole AR-71, which was drilled near the intersection of a number of faults and a lithologic contact. In the drainage to the south of San Jorge Hill the 'oxide' grade is significantly higher than that of the underlying primary mineralization.

The secondary copper minerals contained in the 'oxide' zone are in descending order of abundance: malachite, chrysocolla, pitch limonite, tenorite and bronchantite. They occur lining fractures, as disseminations and as coatings on plagioclase grains. Minor sporadic limonites also occur in the oxide zone.

9.5 Leached Cap

The leached zone is of limited extent and is best developed along the western edge of the main mineralization (Figures 9-3 to 9-5). This zone is characterized by geothite with only a minor hematite and jarosite component, sporadic minor boxworks after both pyrite and chalcopyrite, and silicification is dominant over clay components. Copper present in the zone is primarily contained in the limonites. In general, copper grade within this zone ranges between 0.04% and 0.11% Cu (Figures 9-2 to 9-5).

9.6 Secondary Sulphide Supergene Mineralization

The enriched secondary sulphide zone is assumed to be of a supergene origin. It extends over an area of 800 m by 400 m trending north-northeast, and extends to the west beyond the edge of the oxide mineralization. The enrichment is not well developed in the granite porphyry. North to northeast and east-west trending fault zones appear to have a strong control on the distribution of the mineralization. This structural control is also observed on a smaller scale with the mineralization being described as typically associated with faults and fractures. The thickest sections of supergene enrichment occur in the north-central and northeast sectors, whereas the highest grades are found in the southwest sector in the southern drainage. Higher grade supergene-enriched mineralization, grading >0.5% copper, is in general found overlying or proximal to zones of enriched hypogene mineralisation (Figures 9-2 to 9-5). Lower-grader supergene-enriched mineralization (<0.5% copper) occurs in general either lateral to and/or overlying the higher-grade supergene-enriched zones.

Typical minerals of the enriched secondary sulphide zone are chalcocite, digenite and covellite. The chalcocite is described as 'sooty' in the southern area of the deposit, and 'steely' in the northern sector. Cuprite and native copper appear to have a limited distribution having been identified in the southern (in drill holes DDH-12,

SJD-09, SJD-12, AR-56 and AR-58) and northern (in drill hole DDH-11) drainage zones, and at the summit of the San Jorge Hill.

10.0 EXPLORATION

This chapter is an integral copy of the AMEC 2007 report:

"Five exploration programs have been completed over the San Jorge Property by five different exploration companies namely Minera Aguilar S.A., Exploraciones Falconbridge Argentina S.A., Recursos Americanos Argentinos S.A. (RAA), Grupo Minero Aconcagua S.A. (GMA), and Coro Mining Corporation (see Table 6-1). The exploration campaigns associated with the five companies were completed between 1964 to 2007, and consisted of geological mapping, trenching, geophysics and both diamond and reverse circulation drilling. The drill programs are described in Section 11.

Trenches constructed by Aguilar and re-sampled by GMA run northwest across the outcrop that forms the San Jorge Hill. The area of the trenches has been shown through drilling to be partially co-incident with better-developed hypogene, oxide and supergene enriched mineralization (see Figures 9-8 to 9-11). The GMA trench sampling program defined a copper anomaly approximately 300 m long by up to 100 m wide, trending north-northeast, and grading 0.3% to 1% total copper. The oxide copper analyses indicated a low hypogene and secondary sulphide component.

Between 1964 and 1998 several geophysical surveys were completed over the San Jorge Property (refer to Table 6-1). AMEC did not review this data during the recent site visit as AMEC had conducted a thorough review of the available geophysical information in 2003. The findings of the 2003 review are described later in this section.

In 1965 McPhar, geophysical contractors, carried out a regional I.P. survey in the area of San Jorge, the cost of which was met by the United Nations Special Fund. AMEC was not provided with any documentation for this study, although a copy of this data may exist in Mendoza (Section 14.0).

The first geophysical survey for which AMEC in 2003 viewed documentation was an I.P. survey commissioned by Aguilar in the 1960s, also using McPhar. This survey was a follow-up to the work funded by the United Nations. The survey consisted of 111 line kilometres of I.P. in 22 east-west and north-south oriented lines, spaced 100 m to 600 m apart over the main San Jorge mineralized zone. The survey revealed an area of high conductivity and strong polarization west of San Jorge Hill, which corresponds with the pyrite halo (with only weak copper mineralization) of the porphyry deposit (Figure 10-1). Drilling has shown that the high-grade hypogene zone is located in the area of high polarization shown on Figure 10-1, just beyond the eastern limit of the area of best conductivity.

Figure 10-1: San Jorge Segunda IP Survey


APPROXIMATE WESTERN LIMIT AREA OF BEST POLARIZATION
BEST CONDUCTIVITY
BEST POLARIZATION
N 6'433,500
N 6'433,000
N 6'432,500
E 2'458,500
2'459,000
FALLA CORDA
0m 1000 2000
1:7500
LEGEND:
CONTOURS:
PRIMARY MINERALIZATION >0.3%Cu
GEOPHYSICS:
BEST CONDUCTIVITY (150M)
BEST POLARIZATION (100M)
GEOPHYSICAL LINEAMENT
GEOLOGY:
CONTACT BRECCIA
MILKY QUARTZ ZONE-ALTERATION IN CAVITIES AND VEINLETS
TOURMALINE BRECCIA
GRANITE PORPHYRY
YALGUARAZ FORMATION (CARBONIFEROUS) intercalated conglomerates, sandstones, siltones and shales
SILSTONE/SHALE
CONGLOMERATE
DRILLING:
SJD (GMA/RAA DDH 1995 -1996)
AR (RAA RC 1993-1995)
DDH (AGUILAR, 1-32, 1964-1969, FALCONBRIDGE, 33-39, 1973-1974, RAA 40-41, 1994)
SJC (GMA RC 1994-1996)
CORO MINING CORP.
San Jorge Segunda
Induced Polarization Survey
amec

In 1995 GMA completed 17.6 line kilometers of I.P. survey in eight northwest-trending, 250 m spaced survey lines. Again the original data and reports pertaining to this survey were not made available to AMEC. The survey is reported by Williams (1996), to have confirmed the findings of the earlier survey carried out by McPhar for Aguilar.

GMA defined three major lineaments from the I.P. data (Figure 10-1):

- A lineament some 150 m to the west of the Falla Gorda fault zone having a north-northeast trend.
- An east-west trending lineament that bisects the hypogene zone.
- A northeast trending lineament located to the south of the main area of mineralization.

The latter two trends have only been reported from the I.P. interpretation.

In 1997 Quantec Geofisica Argentina S.A. (Quantec) were commissioned by GMA to convert and reprocess the I.P. survey data originally completed by McPhar and Geodatos. AMEC was not supplied with any reports relating to the Geodatos survey. It is not known which year the Geodatos survey was carried out, or for whom, although it is possible that the survey corresponds with the GMA sponsored I.P. survey. AMEC received no report relating to the conversion and reprocessing work by Quantec but were supplied with incomplete copies of the filtered resistivity and chargeability plan maps for different depth slices. Examples of maps from Quantec with the survey lines are shown in Figures 10-2 to 10-5.

Figures 10-3, 10-5 and 10-6 provide close-ups of the filtered resistivity, chargeability and ground magnetics plans and maps for the San Jorge area. It is not known who carried out the ground magnetics survey, or in which year the survey was completed. From the resistivity, chargeability and ground magnetics plans and maps two conclusions can be drawn. Firstly, other than the three main lineaments, which were interpreted by GMA, there are a number of variably oriented, parallel to sub-parallel lineaments that may also have had influence with regard to the distribution of the mineralization. Secondly, the known mineralization is located along the western margin of a magnetic low and a resistivity high, and associated with an I.P. high, which is more extensive than the currently defined area of mineralization.

In terms of future exploration, geophysical data would appear to indicate the possibility of mineralization, centred on 2,459,532 E and 6,433,421 N, which is to the northeast of the northern limits of the known deposit. Drilling along the southern extremities appears to have closed off the mineralization. A limited number of drill holes have been collared east of the Falla Gorda and none have intersected significant mineralization. In AMEC's opinion, the deposit appears to be open to the west as the westernmost drill hole (SJD-16) intersected anomalous copper values.

Figure 10-2: Induced Polarization Survey Filter Level Polarization Plan Map


N 6'443,000
N 6'441,000
N 6'435,000
APPROXIMATE BOUNDARIES OF SAN JORGE PROPERTY
E 2'458,000
E 2'460,000
E 2'462,000
E 2'464,000
E 2'466,000
E 2'468,000
36.9
34.4
32.5
31.3
30.1
29.0
28.0
27.3
26.4
25.6
24.8
24.1
23.5
22.8
22.2
21.5
21.0
20.4
19.7
19.1
18.6
18.0
17.4
16.7
16.2
15.6
14.9
14.2
13.7
12.9
12.2
11.4
10.5
9.6
8.8
7.7
6.4
5.2
3.4
0.9
Apparent Polarization (equivalent to mrad)
0m 1000 2000
LEGEND:
1a TARGET AREAS
NOTE:
SEE FIGURE 10-3 FOR DETAIL ON TARGET AREAS 1a TO 1c.
Data surveyed by: McPHAR GEOPHYSICS
GEODATOS
QUANTEC GEOFISICA
Array: DP-DP, a=200 m
DATA PRESENTATION
Type: apparent polarization, FPE and mV/V converted to mrad where required
Colour Grid: random direction, 50 m cells
Contours: linear, 2 mrad intervals
Grid coordinates: Gauss Kruger

CORO MINING CORP.	San Jorge Segunda IP Survey Filter Level Polarization Plan Map	amec

Figure 10-3: Detail of Induced Polarization Survey Filter Level Polarization Plan Map


6'434,000 N
6'433,000 N
6'432,000 N
2'458,000 E
2'459,000 E
2'460,000 E
N
36.9
34.4
32.5
31.3
30.1
29.0
28.0
27.3
26.4
25.6
24.8
24.1
23.5
22.8
22.2
21.5
21.0
20.4
19.7
19.1
18.6
18.0
17.4
16.7
16.2
15.6
14.9
14.2
13.7
12.9
12.2
11.4
10.5
9.8
8.8
7.7
6.4
5.2
3.4
0.9
Apparent Polarization (equivalent to mrad)
0m 250 500
1:2000
LEGEND:
DRILLING:
SJD (GMA/RAA DDH 1995-1996)
AR (RAA RC 1993-1995)
DDH (AGUILAR, 1-32, 1964-1969, FALCONBRIDGE, 33-39, 1973-1974, RAA 40-41, 1994)
SJC (GMA RC 1994-1996)
1a TARGET AREAS
CONTOURS:
Geophysical Lineament (from WILLIAMS, 1996)
Data surveyed by: McPHAR GEOPHYSICS
GEODATOS
QUANTEC GEOFISICA
Array: DP-DP, a=200 m
DATA PRESENTATION
Type: apparent polarization, FPE and mV/V converted to mrad where required
Colour Grid: random direction, 50 m cells
Contours: linear, 2 mrad intervals
Grid coordinates: Gauss Kruger
CORO MINING CORP.
San Jorge Segunda
Detail of IP Survey Filter Level
Polarization Plan Map
amec

Figure 10-4: Induced Polarization Survey Filtered Resistivity Plan Map


6'444,000 N
6'442,000 N
6'440,000 N
6'438,000 N
6'436,000 N
6'434,000 N
6'432,000 N
6'430,000 N
6'428,000 N
6'426,000 N
6'424,000 N
APPROXIMATE BOUNDARIES OF SAN JORGE PROPERTY
SAN JORGE SEGUNDA
2'458,000 E
2'460,000 E
2'462,000 E
2'464,000 E
2'466,000 E
2'468,000 E
0m 1000 2000
1:12500
358
335
316
300
288
276
264
255
245
235
227
217
208
198
190
180
170
161
149
137
125
109
90
67
Apparent Resistivity (ohm-m)
Data surveyed by:
McPHAR GEOPHYSICS
GEODATOS
QUANTEC GEOFISICA
Grid coordinates: Gauss Kruger
DATA PRESENTATION
Type: apparent resistivity (DP-DP, a=200m)
Colour Grid: random direction, 100m cells
Contours: linear, 20 ohm-m intervals
NOTE:
SEE FIGURE 10-5 FOR DETAIL ON TARGET AREAS 1a TO 1c.
LEGEND:
1a TARGET AREAS
CORO MINING CORP.
San Jorge Segunda
IP Survey Filter Level Resistivity Plan Map
amec

Figure 10-5: Detail of Induced Polarization Survey Filter Level Resistivity Plan Map


6'434,000 N
6'433,000
200
300
1b
358
335
316
300
288
276
264
255
245
235
227
217
208
198
190
180
170
161
149
137
125
109
90
67
2'458,000 E
2'459,000 E
2'460,000 E
Apparent Resistivity (ohm-m)
0m 250 500
1:2000
LEGEND:
DRILLING:
SJD (GMA/RAA DDH 1995-1996)
AR (RAA RC 1993-1995)
DDH (AGUILAR, 1-32, 1964-1969, FALCONBRIDGE, 33-39, 1973-1974, RAA 40-41, 1994)
SJC (GMA RC 1994-1996)
TARGET AREAS
CONTOURS:
Geophysical Lineament (from WILLIAMS, 1996)
Data surveyed by: McPHAR GEOPHYSICS
GEODATOS
QUANTEC GEOFISICA
Array: DP-DP, a=200 m
DATA PRESENTATION
Type: apparent resistivity.
Colour Grid: random direction, 50 m cells
Contours: linear, 20 ohm-m intervals
Grid coordinates: Gauss Kruger
CORO MINING CORP.
San Jorge Segunda
Detail of IP Survey Filter Level
Resistivity Plan Map
amec

Figure 10-6: Total Field Magnetic Survey Pole Reduced Plan Map


6'434,500 N
6'434,000 N
6'433,500 N
6'433,000 N
6'432,500 N
6'432,000 N
2'458,000 E
2'458,500 E
2'459,000 E
2'459,500 E
2'460,000 E
2'461,000 E
N
24103
24094
24085
24078
24072
24067
24062
24057
24053
24050
24046
24042
24038
24035
24032
24028
24025
24022
24019
24016
24012
24009
24006
24003
23999
23996
23993
23989
23985
23981
23978
23974
23969
23964
23959
23953
23946
23937
23928
23912
Pole Reduced Field (nT)
0m 250 500
1:2000
DATA PRESENTATION:
Type: pole reduce magnetic field
Field Declination: 5°
Field Inclination: -35°
Colour Grid. random direction, 12.5 m cells
Contours: linear, 5 nT intervals
Grid coordinates: Gauss Kruger
DRILLING:
SJD (CMA/RAA DDH 1995-1996)
AR (RAA RC 1993-1995)
DDH (AGUILAR, 1-32, 1964-1969, FALCONBRIDGE, 33-39, 1973-1974, RAA 40-41, 1994)
SJC (CMA RC 1994-1996) (Shown as white on map)
Geophysical Lineament (from WILLIAMS, 1996)
1a Target Areas
CORO MINING CORP.
San Jorge Segunda
Total Field Magnetic Survey
Pole Reduced Plan Map
amec

The regional I.P. and resistivity data is shown in Figures 10-2 and 10-4. Several untested I.P. and resistivity anomalies occur in the vicinity of the San Jorge deposit and these should be reviewed in detail to see if any additional drill targets can be outlined. These targets (1a to 1c, 2 and 3) are shown on Figures 10-2 to 10-5. Targets 1a to 1c correspond with areas of high conductivity and low resistivity. Targets 2 and 3 also correspond with areas of high conductivity but are located on the flanks of a resistivity high anomaly. Regional west northwest-trending structures occur adjacent to Targets 2 and 3.

In 1995 Geodatos of Santiago were contracted by GMA to run a gravity profile at San Jorge in order to determine the depth of colluvial cover along a 2.3 km section running from the campsite to the south-southwest. AMEC is unclear as to why this survey was conducted on this orientation as it would appear to have no relevance on the deposit or to any potential beneficiation processes. However, the cover was found to be between 150 m and 300 m deep. The position of the profile and a cross-section giving the results is shown in Figure 10-7, although it should be noted that the location map given in the Geodatos report lacked co-ordinates and that the UTM grid on the map constructed by AMEC has been approximated.

In 1997 Quantec carried out a transient electromagnetic (TEM) survey as part of a water exploration study, on behalf of GMA. The objectives of the survey were to determine the saturated thickness of the subsurface layers, and to define a basement depth. The TEM survey was performed by the in-loop sounding method, which involved 200 m by 200 m loops positioned along survey lines at 200 m intervals. A total of 36.3 km were covered in six lines with 187 soundings.

Figure 10-8 summarizes the findings of the TEM survey. Basement depths given in Figure 10-8 were interpreted from the lower resistive strata of the TEM sections and are displayed as contours. Also interpreted from the sections is the thickness and resistivity of the saturated layer. This data appears in numerical form (thickness) and with a colour code (resistivity). Local aquifers, which are expected to show resistivities between 30 and 50 Ohm-m, have a better development to the east whereas Lines 1 and 2 and the far western area of Line 4 do not indicate any significant water resource. Downwards filtration of river water, meteoric water in the superficial cover, and clay in the conductive cover are possible explanations for conductive cover above the anticipated saturated level causing, for example, an irregular upper wet-dry interface in Line 4 (Quantec, 1997).

Figure 10-7: Location and Cross-Section of Gravity Profile (Geodatos 1995)


(A)
GRAVITY PROFILE
CAMPAMENTO
S
N
(B)
PRESENT SURFACE
DATA POINTS
THEORETICAL CURVE
San Jorge Segunda
Location and Cross - Section of Gravity Profile
CORO MINING CORP.
amec

Figure 10-8: Section of Gravity Profile


LINE 1
LINE 2
LINE 3
LINE 4
LINE 5
LINE 6
LOCAL AQUIFER
DATA PRESENTATION
INTERPRETATION LEGEND

San Jorge Segunda
Water Exploration Project In-Loop Sounding TEM
Survey, Basement Interpretation Plan Map

In late 2006 and early 2007, Coro drilled 31 diamond drill holes which twinned a significant portion of the older drilling on which questions were raised in previous Technical Reports as to their suitability to be used in resource estimates under the current reporting legislation. This program is described in the next section."

11.0 DRILLING

According to the Database passed to NCL, a total of 30,062.97 m in 182 drill holes has been drilled on the San Jorge Property, between 1964 and 2007, by six different companies, including Coro. This includes 21,380 m of diamond drilling in 120 drill holes, and 8,682 m of reverse circulation drilling in 62 drill holes. Possibly, the information of some holes is missing from this total, since the totals reported by Amec have some minor differences. A summary of the drill history is given in Table 11-1. Drill hole locations are given in Figure 11-1, and collar, depth, dip and azimuth data in Appendix A.

Table 11-1: Summary of the San Jorge Drilling History.

Company	Year	Type of Drilling	Number of Holes	Meters Drilled	Hole Numbering	Hole Diameter
Minera Aguilar S.A.	1964 – 1968	Diamond	32	4,900	DDH-01 to DDH-32	AQ BQ AX
Exploraciones Falconbridge S.A.	1973 – 1974	Diamond[1]	4	848.3	DDH-33 to DDH-39	NX BQ NQ
Recursos Americanos Argentinos S.A.	1993 – 1995	Reverse [2]Circulation	43	5,359.4	AR-01 to AR-74	
Recursos Americanos Argentinos S.A.	1994	Diamond	2	165	DDH-40-41	NQ
Recursos Americanos Argentinos S.A. and Grupo Minero Aconcagua S.A.	1995 – 1996	Diamond[3]	18	5,672	SJD-01 to SJD-19	HQ PQ
Grupo Minero Aconcagua S.A.	1994 – 1996	Reverse Circulation	19	3,323	SJC-01 to SJC-**43**	
Argentina Mining Development (AMD)	1996	Diamond 4	6	1024.17	PUM-01 to 06	PQ
Coro Mining Corp.	2006-2007	Diamond	58	8769.4	SJ-T-01 to Sj-T-15 and SJ-M-01 to SJ-M-16 SJ-IN 01 to 27	NQ
TOTAL			**182.00**	**30,062,97**		

Drilling was concentrated within the San Jorge Segunda mining concession where the centre of the known system partially outcrops. Over the main part of the deposit

[1] Data is available for only four of the five holes drilled by Falconbridge

[2] Two RC holes (AR-59 and AR-64) are not included in the total metres for this campaign

[3] One hole (SJC-13) is not included in the total metres for this campaign

4 Cielo Azul has limited information on the drilling (PUM 1 through PUM 6) conducted by AMD. These holes were reported drilled peripheral to the deposit and were drilled prior to 1999.

holes were drilled on lines spaced roughly 100 to 50 m apart, at 50 m stations widening up to 180 m spacing in the more peripheral areas.

Figure 11-1: Drill Hole Location, Detail for San Jorge II Concession for all Drill Campaigns


6,433,600
6,433,400
6,433,200
6,433,000
6,432,800
6,432,600
2,458,600
2,458,800
2,459,000
2,459,200
2,459,400
0
200
400
meters
Lithologies
REFERENCES
Drill Programs
Paleozoic Sandstone, Siltstone and Shales
Quartz and Silicified Breccia
Tourmaline Breccia
Contact Breccia
Granodiorite Porphyry
Dacite Dykes
Main Faults
CORO
SJ_T_(TWINS)
SJ_M_(Metallurgical)
SJ_IN_ (In-Filling)
SJ_IN_ (Primary)
DDH (1965-74)
AR- (1993-95)
SJ_D_(1996)
SJ_C_(1996)
PUM_(1996)
SAN JORGE
San Jorge II Property
Geology and Drill
Hole Locations
CORO
MINING CORP.

The initial thirty-two diamond drill holes drilled by Aguilar in 1964 to 1968, were primarily located to test the central area of mineralisation, although thirteen of the holes were positioned in outlying areas (Figure 11-1). Of the 32 holes, 26 were vertical holes, while two dipped at 55° to the sout heast, three dipped 65° to the southeast and one dipped at 60° to the southeast. C ore from this program no longer exists.

Falconbridge drilled four diamond holes in 1973 to 1974, all drilled vertically into the southwest sector of the deposit (Figure 11-1). All of the Aguilar and Falconbridge drill core has been discarded and the aluminium core boxes sold for scrap.

In 1996 GMA summarised the Aguilar and Falconbridge geological and geochemical data from the drill logs. GMA noted that the logs for DDH-34 and DDH-37 were missing and that DDH-35 was not drilled. Cielo Azul has copies of the original logs, although the data is not complete and parts are illegible.

From 1993 to 1995 RAA drilled 45 reverse circulation drill holes and one diamond hole into the central area of the deposit. Holes were also sited to the north and to the east to test for extensions to the mineralization (Figures 11-1 and 11-2). Of these holes all but four were drilled vertically. The other four holes were inclined at 50° to the west, east or northwest. One of the vertical holes, AR-55, was collared to twin diamond drill hole DDH-16 drilled by Aguilar. No sample material exists from this drill campaign.

GMA re-logged 43 of the 45 reverse circulation drill holes using a spoonful of sample chips from each sample interval that had been pasted by RAA to boards. The re-logging recorded lithology, alteration and mineralization. Although the lithology and alteration descriptions showed a reasonable correlation to the RAA logs, neither the samples nor the original logs showed good correlations with the recorded copper grades. Only 43 of the holes were re-logged, as AR-64 was not included due to its shallow depth and AR-59 was excluded because of poor documentation of results. The results from drill holes AR-64 and AR-59 were also not included in the resource estimates (and are not in Appendix B). Lithological, alteration and mineralization logs exist for the single 140 m diamond drillhole (DDH-41). RC rejects from the drilling campaign have been lost and were not available for review.

From 1995 to 1996 RAA and GMA drilled 19 diamond holes into and around the main area of the deposit (Figures 11-1 and 11-2). Thirteen of the holes were drilled vertically and five holes were drilled dipping 70° to 80° to the northeast, east and west. Comprehensive logs recording lithology, alteration, mineralization, geochemical and geotechnical data exist for these drill holes, although no information is available for SJD-13.

Drill core from holes SJD1-19 (excluding SJD 13) and SJD 41 were recovered and is now stored on site. All core and RC rejects from previous drilling campaigns has been lost.

GMA drilled on the Property in 1994 to 1996, completing 15 reverse circulation drill holes all of which were drilled vertically. The majority of these drill holes were collared in the periphery to the main system (Figure 11-1). Geological logs exist for the drill holes completed during this campaign.

No information relating to protocols for core handling or security for this drilling was supplied to NCL.

In late 2006 and during 2007, Coro completed 58 diamond drill holes throughout the main part of the deposit. Fifteen of these holes, SJ-T-01 to SJ-T-15 were drilled to twin older drilling to verify the previous assay results which were unsupported by any QAQC regime. A further 16 holes were also drilled as twins, SJ-M-01 to SJ-M-16, and were drilled specifically for metallurgical purposes. Finally, 27 holes were drilled mainly to delimit the ore and to investigate the primary mineralization. NCL also used the results of these holes to validate the historic drilling. The core from this campaign is stored on-site in a covered shed (Figure 11-2).

Figure 11-2: San Jorge Core Storage Facility



12.0 SAMPLING METHODS

12.1 Surface Sampling

Minera Aguilar S.A. (1964-1968) cut nine trenches trending northwest to southeast, over 949 m into the bedrock over the San Jorge Hill. Samples were taken over 2 m intervals for the 794 m length of the trenches that was sampled. No other information regarding either the sampling or analyses is available.

GMA re-sampled six of the trenches that were constructed by Aguilar. Samples were taken every two metres. No other information regarding sampling methods or protocols is available.

12.2 Drill Core and Chip Sampling

Sample interval data for the different drill campaigns and core and chip recovery rates are summarized in Table 12-1. Subsequent to the drilling carried out by Aguilar, sampling was generally either on one or two metre intervals. Overall the reported recoveries were good, with occasional moderate recoveries. Only Aguilar reported poor recoveries, although it is noted that recoveries improved with time.

Table 12-1: Recovery and Sampling Interval Data for the Drill Campaigns

Company	Recovery	Sample Interval	Drillhole Numbers
Minera Aguilar S.A.	Poor (improved with time)	0.2 to 18 m*	DDH-01 to DDH-32
Exploraciones Falconbridge S.A.	76-97%	≤ 1 m	DD-33 to DDH-39
Recursos Americanos Argentinos S.A.	AR-01 to AR-55 Good AR56 to AR-74 Moderate	1 m	AR-01 to AR-74
Recursos Americanos Argentinos S.A.	Good	2 m (?)	DDH-41
Recursos Americanos Argentinos S.A. & Grupo Aconcagua S.A.	Good	2 m	SJD-01 to SJD-19
Grupo Minero Aconcagua S.A.	Good	1 to 2 m	SJC-01 to SJC-15
Coro Mining Corporation	Good	1 to 2 m	SJ-T-01 to SJ-T-15 and SJ-M-01 to SJ-M-16

Note: *Sample intervals were dependent on recovery and on grade

Only limited data is available regarding sampling procedures employed for the reverse circulation and diamond drill hole programs. The drill chip samples from drill holes AR-56 through to AR-74, and SJC-01 to SJC-15 were weighed and quartered on site. It is also recorded that for drill core from the diamond drill holes SJD-01 to SJD-05, half-core samples were taken, while for diamond holes SJD-06 through to SJD-19 quarter-core samples were collected.

Recursos Americanos Argentinos S.A. (RAA) twinned diamond drill hole DDH-16, drilled by Aguilar, with reverse circulation drill hole AR-55. Only limited analytical data is available for DDH-16 and therefore a detailed comparison cannot be made between the holes. The data that is available for DDH-16 is given in Table 12-2 along with comparative data for the same intervals for AR-55. GMA (1996) surmise that 'if the anomalously high results from DDH-16 between 93 m and 100 m is discarded, the total copper grades over most of the lengths of these drill holes are within 10% of each another'. However, data should not simply be discarded. In addition, in the absence of any quality control and quality assurance data for these drill holes, it is unknown which of the two laboratories is considered reliable. If the data is taken at face value, for the interval 34 to 132 m, an overall weighted average calculated for DDH-16 is 26% higher for copper than the length weighted average copper grade for the same interval in AR-55.

Table 12-2: Assay Comparison for DDH-16 and AR-55

Interval (m)	Copper Grades (%)	
	DDH-16	AR-55
0 – 28	NA	NA
28 - 34	NA	NA
34 - 40	0.60	0.75
40 - 49	0.92	0.62
49 - 53	0.56	0.65
53 - 56	1.65	1.04
56 - 76	0.97	1.07
76 - 79	1.57	0.97
79 - 81	1.45	2.53
81 - 93	1.55	2.30
93 - 100	7.70	1.47
100 - 112	0.61	0.73
112 - 122	0.51	0.48
122 - 132	0.63	0.40
132 - 138	NA	0.50
138 - 141	0.31	NA

12.3 Coro Sampling

As part of its due diligence process in March 2006, Coro completed a re-assay of half core of the leachable portions of SJD-10 and SJD-14. The correlation between the originals and re-assays for Total Cu (Figure 12-1) is acceptable with a coefficient of correlation of 0.91.

Figure 12-1: Scatter Plot of Re-Assay Results


San Jorge Oxides
%TCu
Coro %TCu
Original %TCu
0
0.2
0.4
0.6
0.8
1
1.2
1.4
SJD-14
SJD-10

A precision plot of the same data (Figure 12-2) indicates that at the 90th percentile, a precision of 27% for SJD-14, which is acceptable and 38% for SJD-10, which is questionable. AMEC expressed its concern that these results as the samples were analyzed in different labs (probably with differing assay protocols) and the sample set is small.

Figure 12-2: Precision Plot of Re-Assay Results


Precision shown by Cumulative Frequency of Relative Pair Differences of Duplicates
|Pair Difference| / (Pair Mean)
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0%
20%
40%
60%
80%
100%
Cumulative Frequency (Percentile Rank)
SJD-10 TCu %>0.01
SJD-14 TCu % >0.01

During August to September 2006, Coro commissioned Rojas y Asociados to conduct a re-logging and sampling program of the remaining SJD drill core. The logged metres and the number of samples taken from each hole are summarized in Table 12-3.

Table 12-3: Summary of Re-Logging and Re-Sampling Campaign

Hole #	From	To	Re-logged (m)	Samples Taken
SJD-01	0.00	500.00	500.00	8
SJD-02	2.90	297.00	294.10	7
SJD-03	2.50	310.80	308.30	6
SJD-04	9.20	301.10	291.90	4
SJD-05	18.25	302.00	283.75	6
SJD-06	6.00	305.90	299.90	4
SJD-07	7.20	305.40	298.20	9
SJD-08	9.00	302.00	293.00	6
SJD-09	9.20	297.00	287.80	5
SJD-10	15.30	300.85	285.55	8
SJD-11	139.00	495.00	356.00	11
SJD-12	9.00	270.35	261.35	9
SJD-14	4.40	300.85	296.45	8
SJD-15	80.90	301.10	220.20	6
SJD-16	12.15	175.75	163.60	5
SJD-17	51.00	300.00	249.00	7
SJD-18	42.70	300.00	257.30	6
SJD-19	6.20	290.00	283.80	2
SJD-41	6.50	134.60	128.10	0
			5,358.30	**119**

In general and despite the poor state of the core after being re handled several times, both the due diligence sampling and the re-logging/re-assaying programs demonstrated acceptable correlations between original and check Cu assays. The Au assays demonstrated more scatter, commensurate with the sampling method (separate half core samples rather than splits of rejects or pulps) and original Au distribution.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Sample Preparation

No data was available pertaining to the laboratory protocols with regard to the preparation of samples for either the drill hole or trench sampling campaigns for the historical campaigns. Coro's coreholes SJ-01 to SJ-T-15 and SJ-M-01 to SJ-M-16 were prepared and analyzed at the Alex Stewart facility located in Mendoza, and coreholes SJ-IN-01 to SJ-IN-27 were prepared in ALS facilities in Mendoza, Argentina, and assayed in La Serena, Chile, all according to generally accepted industry standards.

13.2 Sample Analyses

Information regarding the sample analysis was collected from the AMEC 2007 report:

"AMEC has no documentation of which laboratory was used by Aguilar. It is likely that Aguilar analyzed all their trench and drill samples from drill holes DDH-01 through to DDH-32, at their laboratory in Mendoza. No records or certificates relating to these analyses are known to exist. Every sample was analysed for Cu, and composite samples taken over 5 to 63 m intervals were analysed for Au, Ag, Ni and Mo and occasionally for Zn and Pb. Aguilar are also reported to have collected and analyzed sludge samples every 1.5 m during drilling, where there was return.

Falconbridge analyzed all drill hole samples from holes DDH-33 to DDH-39 at their laboratory in Buenos Aires. Every sample interval was analyzed for Cu by AAS. In addition, selected zones were analyzed for Au, Mo and As, however, none of these results can be located. No quality control sample data was reported.

Samples from the forty-five reverse circulation drill holes AR-01 to AR-74 and diamond drill hole DDH-41 drilled by RAA were analyzed at both the Aguilar and the SERCOC S.L. laboratories (Tables 11-1 and 13-1). Every one-meter sample was analyzed for total Cu, oxide Cu and Au. SERCOC S.L. (now American Assay or AA) used citric acid while the Aguilar laboratory used sulphuric acid during the determination of the oxide Cu content of the samples (Table 13-2).

Table 13-1: Analytical Laboratories

Laboratory	Drill holes
Minera Aguilar	AR-06 to AR-09 and AR-11 14 15 16 19 24 28 55
SERCOC S.L. (American Assay)	AR-56 to 58, 60 to 63, 65 to74
Bondar Clegg	SJC-01 to SJC- 05
SGS Chile Ltda.	AR-01 to 5, 12 17, 21 22 25 27 35 36 39 SJC-06 to 15 SJD-01 to 12, 14 to19

Table 13-2: Analytical Methods

Element	Digestion	Analytical Method	Laboratory
Au	Unknown	Fire Assay Atomic Absorption	SGS, Bondar Clegg, SERCOC (American Assay) Aguilar
Cu T	Unknown	Atomic Absorption	All laboratories
Ag, Mo	Unknown	Atomic Absorption	All laboratories
CuOx	Sulphuric Acid Citric Acid	Unknown	SGS, AA, Aguilar (2g) SERCOC (AA) (0.5g)
CuS	NaCN	Unknown	SGS, AA

Samples from 19 diamond holes SJD-01 to SJD-19, drilled by RAA and Grupo Minero Aconcagua S.A. (GMA) were analyzed at the SGS laboratory in Chile (SGS) (Tables 11-1, 13-1 and 13-2). All the samples were analyzed for total Cu and Au every 2 m, for oxide Cu and soluble Cu where relevant, and for Ag and Mo every 40 m or approximately every twentieth sample. Although samples for trace element analyses were submitted to American Assay (AA) the analyses were actually performed by ACME under a contractual agreement between the two laboratories. This trace element data was not made available to AMEC. AMEC was also not supplied with any check sample data or quality assurance and quality control data for this drilling.

Samples from the final reverse circulation drill holes, SJC-01 to SJC-15, drilled by GMA were analysed at both the Bondar Clegg and the SGS Chile laboratories. Each 1 m sample interval from drill holes SJC-01 to SJC-05 was analyzed for total Cu, Au and Ag. For drill holes SJC-06 to SJC-15, total Cu and Au, and where relevant, oxide Cu were obtained for each 2 m sample interval. Trench samples taken by GMA were analyzed at the SGS Chile laboratory. No check samples were included in either the reverse circulation or trench sample sequence.

All Coro's diamond drill holes were sampled on a 2 meters continuous basis, with core split on site and one half sent to the laboratory. Samples were transported to the laboratory by Minera San Jorge personnel who maintained control and custody of them. Samples from drillholes SJ-T-01 to SJ-T-15 and SJ-M-01 to SJ-M-16 were assayed at Alex Stewart (ASA) laboratory in Mendoza. Samples from drillholes SJ-IN-01 to SJ-IN-27 were sent to the ALS Chemex preparation laboratory in Mendoza, Argentina, and assayed in the ALS Chemex laboratory in La Serena, Chile. Samples were prepared using the following standard protocol: crushing to better than 75% passing -10 mesh, splitting and pulverizing a 1000 gram subsample to 85% passing -200 mesh. All samples were analyzed for sequential copper (CuT, CuSol, CuCN) by atomic absorption, and for Au by fire assay. A full QA/QC program, involving insertion of appropriate blanks, standards and duplicates was employed with acceptable results, as detailed in the item 13.4.

13.3 Sample Security

Information regarding the sample security was collected from the AMEC 2007 report:

"No reference is made as to sample security during transportation or what (if any) procedures were in place to ensure a 'chain of custody' for either the samples from the historical drillhole or the trench sampling campaigns." Coro personnel states that samples taken during the Coro drilling campaigns were collected, suitably sealed and transported directly to the assay lab by Coro personnel.

13.4 QA/QC

Coro supplied NCL with the quality control data used to check its drilling programs.

A total of 83 blanks were used, at least one for each batch of samples. NCL reviewed them, and found no indication of cross contamination.

Copper and gold standards were used together with each batch, a total of 68 standards for gold, and 131 for total copper were used. The variation was considered as tolerable, as the following graphs demonstrate.

A program of duplicates was also put in place, checking the ACME laboratory against the ASA laboratory and vice versa. The Graphs depicting the analysis of this information is shown in the following pages.

Considering the reasonable results obtained and also that a significant part of the Coro campaign was intended to check the older campaigns, with adequate coincidence in terms of mineralized lengths and order of magnitude of the grades, NCL consider that the drilling database is of good quality and adequate for the preparation of mineral resource estimate.


Copper Standards
SMP Cu %
STD Cu %
GBM306-6
GBM396-1
GBM396-10
GBM995-4
GBM996-3
GBM998-4
GBM999-3
CU-111

Figure 13-1 Copper standards graph


Gold Standards
SMP Au ppm
STD Au ppm
G303-8
G998-9
STD-N°4
OREAS-2C

Figure 13-2Gold Standards

ACME External Duplicates

ASA Laboratory External Duplicates


Gold Duplicates
Au (ppm)
Au
Linear (Au)
Sulphided Copper Duplicates
Cu (%)
Cu S
Linear (Cu S)
Cianided Copper Duplicates
Cu CN
Linear (Cu CN)
Res Copper Duplicates
Cu RES
Linear (Cu RES)
Total Copper Duplicated Samples
Total Copper Duplicates
Cu TOTAL
Linear (Cu TOTAL)

Figure 13-3 Duplicate graphs

14.0 DATA VERIFICATION

The site visit concentrated on reviewing various surface exposures, access, infrastructure and camp facilities. In addition, NCL perused a few historical documents pertaining to the work carried out by Aguilar, Falconbridge, RAA and GMA.

At present the historical drillhole database cannot be completely verified and reliability be established. For the thirty-seven diamond drill holes completed by Aguilar and Falconbridge there is apparently no sample remaining, incomplete analytical data, and apparently no quality control information and no analytical certificates.

For the nineteen diamond drill holes drilled by RAA and GMA there is a complete set of drill logs and a near complete set of certificates for the principal elements. However no QAQC data was made available for AMEC to review.

In total, 60 reverse circulation drill holes have been drilled by RAA and GMA (Table 11-1). Although some of the analytical certificates are present, all analyses were apparently done without any quality control samples.

The trench sample database cannot be verified as there are no remaining reject or pulp samples. The samples were analyzed without any quality control samples being inserted into the sample stream, and no analytical certificates for these samples were supplied to AMEC.

Cielo Azul geologists created an Excel spreadsheet-format database of the drilling and trenching assay results from the available data. The database reviewed by NCL contains records from 182 drill holes. Assay certificates and drill logs from the Coro campaign were supplied to NCL, who selected a sample of 5 holes and checked the assay results and geological code, without noticing any defect.

NCL concludes that the database reviewed is sufficiently free of errors to be used for exploration purposes.

15.0 ADJACENT PROPERTIES

There are no other mining interests in the immediate vicinity of the San Jorge properties therefore this section is not applicable.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Various mineral processing and metallurgical studies have been completed on samples of San Jorge mineralization. NCL briefly reviewed this material and found that in general, a hydrometallurgical approach had been proposed to treat the oxide and the supergenic secondary sulphide portion of the deposit, together with conventional crush-grind-copper sulphide flotation to treat the primary sulphides. Since there was no new information available at the time of the recent NCL site visit, the comments below from the 2003 AMEC report are still considered relevant.

16.1 Metallurgical Testing

Three phases of metallurgical testing have been carried out on samples from the San Jorge Project, each of which is described below.

16.1.1 Explorations Falconbridge Argentina S.A. (Falconbridge), 1973-1974

In 1973 - 1974 Falconbridge carried out limited metallurgical tests. The results of these tests are given below in Table 16-1, and represent the only information available to AMEC regarding this particular study.

Table 16-1: Falconbridge Metallurgical Test Work Results

	Concentrate %Cu	% Recovery	Au Oz/Tn	Ag Oz/Tn
1st Series				
Enriched Ore (1.2% Cu)	26.7, 20.2, 25.9 = 24.2	91.2, 70.7, 68.3 = 76.7	0.2, 0.2, -- = 0.2	3.2, 1.0, --- = 2.0
Primary Ore (0.55% Cu)	9.5, 20.4 = 14.9	81.5, 87.1 = 84.3	0.0, 0.1 = 0.0	1.9, 2.2 = 2.0
2nd Series				
Enriched Ore (1.2% Cu)	32.6, 30.1, 22.6 = 28.4	81.2, 72.7, 77.1 = 77.0	trz., trz., trz. = trz	0.15, trz., trz. = 0.15
Primary Ore (0.55% Cu)	19.3, 15.6, 12.10 = 15.7	85.0, 89.1, 77.10 = 83.7	0.01, trz., trz. = 0.01	0.12, 0.09, 0.12 = 0.11

16.1.2 Brenda Process Laboratory (Brenda), 1994 – 1995

AMEC was not provided with the original report from the Brenda Process Laboratory test work carried out for RAA. The information summarized below regarding this test work was taken from Williams (1996).

The Brenda Process Laboratory carried out bottle roll and column tests on both the oxide and the secondary enriched samples, the results of which are summarized in Table 16-2. The type of testing carried out was not intended to generate engineering data for design, but rather to establish the general amenability of the mineralization to leaching, and to provide an indication of the natural variability of the mineralization.

Table 16-2: Brenda Process Laboratory Bottle Roll and Column Test Results

Drillhole	Head Assays		Extractions (Bottle Roll)		Column Test	Mineralization Type
	Cu (%)	CuOx (%)	Cu (%)	CuOx (%)	Cu (%)	
AR-03	0.81	0.51	42.0	92.2	37.2	Secondary
AR-03	0.60	0.22	14.5	95.5	30.1	Secondary
AR-06, 08, 28	0.53	0.14	41.6	92.9	34.1	Secondary
AR-15	0.76	0.70	90.3	94.3	66.9	Oxide
AR-03	0.87	0.78	91.1	93.5	71.5	Oxide
AR-06, 07, 11	0.61	0.49	82.5	89.5	46.0	Oxide

Note: "Mineralization Type" is based on classification of the time

Bottle roll and column testing by the Brenda Process Laboratory provided copper extractions reported as percentages for both oxide and total copper. Experimental conditions, especially with regard to size distribution and acidity, were not reported. Head grades of the samples tested varied from 0.53% to 0.87% total copper. Bottle roll extractions ranged from 14.5% to 91.1% for total copper, and 89.5% to 95.5% for oxide copper. Column extractions ranged from 30.1% to 71.5 % of total copper after 22 days. No acid consumptions were reported.

AMEC concluded from these tests that the oxide material is potentially amenable to leaching techniques. However, the response of the samples tested was notably variable. The variability appears to be related to differences in the proportions of oxide material contained in the selected samples.

Of note is that reference is made to the presence of "pitch ore". Limonitic Pitch ore is considered to have limited permeability and therefore is slow to leach. In addition, "iron-bearing copper oxides" are also mentioned. The definitions of the oxide material need to be defined, as it is not made clear if the iron-bearing copper oxide species are one and the same as the pitch ore.

A flotation test was performed on one composite oxide ore sample, with reported recoveries of only 32% for gold and 6% for copper. However, flotation testing on secondary sulphides yielded good copper concentrate grades of 31.6% to 34.3%, but recoveries dropped when the copper grade exceeded 30%. Copper recoveries of 82% to 84% were predicted when a 30% copper concentrate was produced, with a gold recovery of 40% indicating that flotation treatment of the secondary

sulphides could be commercially viable. Tests on primary mineralization were reported to be unsuccessful due to sample contamination.

16.1.3 Grupo Minera Aconcagua S.A. (GMA), 1996

In January 1996, GMA conducted tests on oxide, secondary sulphide, and primary sulphide samples at Lakefield Research in Santiago. These preliminary results are mentioned briefly in Williams (1996) and addressed in more detail together with subsequent work done by Lakefield in Section 16.1.4.

Worthy of note here is that two secondary and two primary sulphide composites were tested for standard flotation response. Copper recoveries were variable, from 55.1% to 92.1%, giving concentrates ranging from 16.6% to 42.2% copper. Gold recoveries were 38.2% to 74.4%. Of concern is that one of the concentrates assayed 3.25% arsenic.

16.1.4 Lakefield Research Chile S.A. (Lakefield), 1997

Lakefield Research in Santiago conducted hydrometallurgical testing on samples from the San Jorge Project in 1997 for Northern Orion Exploration Ltd. Two oxide composites and six secondary sulphide samples were tested by both the bottle leach and the column leach methods. Similar to the testing at Brenda Laboratories, by RAA, this testing was not intended to generate engineering data for design but to establish whether the ore is amenable to the selected technology, and to provide an indication of the variability of the ore.

Two sample composite were constructed from drill hole samples and were characterized for acid soluble, cyanide soluble, and total copper, as a means of differentiating the proportions of oxide, secondary sulphide, and primary sulphide copper (Tables 16-3 and 16-4). These were the measurements that were used by Fluor Daniel Wright Ltd. (1997), as part of their prefeasibility study, to predict the ultimate extractions (Section 18.4).

Table 16-3: Head Analyses Oxide Composite Samples (Lakefield)

Elements	Sample Comp SJD 1,6,8	Sample New Oxide Comp SJD 7, 10, 19
Cu_T(%)	0.51	0.60
Cu_{SOL}^1 (%)	0.27	0.40
Cu_{SOL}^2 (%)	0.32	0.39
$Cu_{(CN)}$ (%)	0.05	0.04
Au (g/t	0.17	0.19
Ag (g/t)	3.8	1.6
S (%)	0.11	0.03
As (ppm)	666	344
Fe (%)	3.81	1.96
Sb (ppm)	<1	<1
Zn (ppm)	55	62

Note: 1. Citric acid method
2. 5% v/v Sulphuric acid method

Table 16-4: Head Analyses of the Lakefield Secondary Sulphide Samples

Sample No.	Cu_T (%)	Cu_{SOL}^1 (%)	Cu_{SOL}^2 (%)	$Cu_{(CN)}$ (%)	Au (g/t)	Ag (g/t)	S (%)	As (ppm)
SJD02 92-106 m	0.55	0.03	0.04	0.22	0.26	2.9	0.59	338
SJD02 122-138 m	0.29	0.02	0.03	0.09	0.37	3.4	0.22	61
SJD02 138-166 m	1.09	0.06	0.09	0.53	0.55	3.2	0.61	81
SJD 02 80-100 m	0.90	0.07	0.09	0.50	0.30	3.5	0.67	729
SJD 11 100-120 m	1.45	0.05	0.07	0.82	0.25	4.6	1.96	1000
SJD 11 120-142 m	0.70	0.02	0.03	0.26	0.25	3.3	1.22	1000

Note: 1. Citric acid method
2. 5% v/v Sulphuric acid method

The two oxide composites were first treated by bottle roll tests. This is an accelerated testing method (immersion leach) that can identify relative differences in the ore leaching characteristics, and can define the ultimate extraction obtainable. A total of 12 leaches (24 hour duration) were executed with varying acidity levels. Partial sample and experimental parameters are given together with the results in Table 16-5. The full data regarding these tests was not supplied to AMEC.

Table 16-5: Summary of the Lakefield Bottle Leach Tests Parameters and Results for the Oxide Composites

Conditions		Samples					
Test No.		Oxide Comp SJD 1, 6, 8			Oxide Comp SJD 1, 6, 8		
		1	2	3	4	5	6
Size		100% - 12.7mm			80% - 200#		
pH		1.5	1.7	2.0	1.5	1.7	2.0
Weight	g	500	500	500	500	500	500
Pulp	% Solids	33.0	33.0	33.0	33.0	33.0	33.0
Density Solution Volume	mL	2,400	2330	2285	2410	2460	2470
Conc. H_2SO_4 Addition	mLs	5.14	3.34	2.50	6.80	4.50	4.20
Leach Time	Hours	24	24	24	24	24	24
Residue	g	491	486	491	491	491	492
Solution Composition							
Cu	g/L	0.60	0.48	0.36	0.76	0.70	0.71
Free Acid	g/L	2.2	1.4	0.5	2.0	0.4	0.3
Chemical Analysis							
Head (calc) Cu (Total)	%	0.55	0.47	0.49	0.49	0.48	0.50
Head (Direct) Cu (Total)	%	0.51	0.51	0.51	0.51	0.51	0.51
Residue Cu (Total)	%	0.27	0.25	0.33	0.13	0.14	0.15
% Extraction							
Cu (Total)	%	5.16	47.8	33.8	74.1	71.4	70.5
H_2SO_4 Consumption							
Overall	kg/t	14.2	9.5	8.0	20.4	15.1	14.3

The results obtained are considered to be reasonable. The fine material gave the better extractions, ranging between 70% to 74.1% total copper extraction, but consumed a greater amount of acid. The coarser material gave 33.8% to 51.6% total copper extraction. Acid consumptions and copper extractions generally increased with higher acidity.

Subsequently composite oxide samples were subjected to column leach test work. This type of leach is intended to simulate the percolation leaching that is practiced in heap leaching operations. Column leaches can provide a basis for engineering design criteria, but larger diameter and longer columns would usually be selected to better simulate the industrial situation. The data received by AMEC pertaining to this test work was incomplete.

Experimental parameters used by Lakefield for this test work are given in Table 16-6. In these experiments columns of 70 mm by 970 mm were used. The material was crushed to -3/8" and agglomerated for 24 hours. The composite makeup and the operating pH were varied, and the batch included one duplicate. The leach durations were 45 days.

Table 16-6: Lakefield Leach Columns Parameters for the Oxide Composites

COLUMN Sample	1 SJD1-5-6-8	2 SJD 1-6-8	3 SJD 1-6-8	4 SJD 1-6-8	5 SJD 1-6-8
Off Solution pH	2.0	2.0	2.0	1.5	1.8
Chemical Analyses (%):					
$Cu_{(Total)}$	0.50	0.51	0.51	0.51	0.51
$Cu_{(Sol)}$	0.46	0.32	0.32	0.32	0.32
- Head (calc)					
$Cu_{(Total)}$	0.52	0.52	0.51	0.54	0.51
$Cu_{(Sol)}$	0.43	0.42	0.41	0.46	0.42
- Residue					
$Cu_{(Total)}$	0.13	0.13	0.13	0.10	0.13
$Cu_{(Sol)}$	0.03	0.03	0.03	0.02	0.03
Recoveries (%)					
- Head – solution balance					
$Cu_{(Total)}$	79.2	77.0	75.0	87.1	75.7
- Residue – solution balance					
$Cu_{(Total)}$	75.6	75.2	75.0	81.9	75.1
Acid Consumptoin:					
kg/t	19.4	17.2	17.3	24.6	19.7
Kg/t	6.1	6.1	5.9	6.9	5.9
Slump %	1.0	1.0	1.3	1.4	0.5
Leach Time days	46	45	45	45	45

Recoveries of 75% to 87% of total copper were achieved. In general the leach results improved at a lower pH and higher acid consumptions.

Six bottle roll leach tests were performed on the sulphide samples after they had been crushed to -200 mesh. As would be expected for acid leaching of sulphides in the absence of an oxidant, poor extractions, ranging between 15% to 27% of total copper, were obtained.

Bacterial leach column test work was also carried out on the sulphides. The test set-up was similar to that used for the oxide columns. Eight 70 mm x 970 mm columns were charged with ore crushed to -3/8", and subject to an acid cure and to agglomeration for a 24 hour period. The columns were then acid leached for 14 days, subsequently inoculated and allowed to rest 7 days for bacterial acclimatization. After a total 74 days of leaching these columns gave a 45% to 79% extraction. This test work had not been completed when the results were reported. As such the extractions were calculated based on head and solution assay data, which may not have provided the best accuracy. AMEC was not provided with the final test work data.

16.2 Mineral Processing

16.2.1 Mineral Resources Development, Inc. (MRDI), 1993

In 1993 MRDI completed a preliminary scoping study on behalf of RAA (see Section 18.1.1) MRDI developed design criteria, flow sheets, and cost estimates for generic processes based on what was known about the Property in 1993. This was supplemented by criteria derived from a typical copper porphyry operating practice. Both hydrometallurgical and sulphide flotation processes were evaluated.

The hydrometallurgical design assumed oxide recovery of 80% (acid soluble copper) or 72% (total copper), with a secondary sulphide leach recovery of 50% total copper. Recovery of both gold and silver would not be achieved with the proposed hydrometallurgical approach.

Copper recovery by heap leaching, using truck-dumped mineralization in lifts of 1.5 m height was proposed. This thin-layer approach has not generally been accepted by the industry. Lift heights in the order of six meters are typically used to make better use of the leaching area. Ultimate heap heights up to three times the 30 m specified could be considered thereby making better use of the lined area.

MRDI proposed crushing of the mineralization to –40 mm. This is much coarser than the 9 to 13 mm now more frequently used in commercial practice. AMEC is of the opinion that a -40 mm crush would be too coarse to permit the specified 72% recovery of total copper. Acid cure and agglomeration are two additional operations currently incorporated into copper heap leach designs that were not considered the 1993 MRDI study.

In order to achieve a relatively concentrated copper solution for feed to the solvent extraction plant, a staged leaching concept was proposed by MRDI. This "solution stacking" has not been discredited since 1993, but neither has it received universal acceptance in the industry. There is an enduring perception that it can lead to copper re-precipitation which could reduce the ultimate extractions.

The chemistry related to the leaching of secondary sulphides is considered as one that requires an oxidant. In commercial practice, this is provided either by bacterially produced ferric iron, or by direct bacterial attack of the minerals. Either scheme requires oxygen to be introduced into the leach solution. Injecting air into the sulphide heaps has also been found to increase efficiency. The capital and operating costs for such air supply was not included in the MRDI cost structure.

The proposed design leach duration was fifty days. However, experience with sulphide leaching now suggests that cycle times could run into the hundreds of

days to achieve the extractions proposed. This would require a much larger lined area.

The lining system proposed for the heap leach base consists of 40 mm PVC lining placed on a suitably prepared base. This is probably insufficient in order to meet current permitting requirements. A 80 mm HDPE should be specified for the membrane in preference. This would be adequate for a permanent leach pad, which is most likely to be selected for this project due to the extended leach cycle durations. If a re-usable pad were chosen instead then a more robust design would need to be selected.

In the electrowinning process, a cathode production of 5,875 tpy, as proposed by MRDI, is probably on the small side to support stainless steel (permanent) cathode technology. Alternatively, a starter-sheet plant with manual stripping should be considered for a plant this size. In addition, a current density of 270 A/m^2 is fairly conservative by today's standards. If permanent cathode technology continues to be the selected for any future development a current density of 320 a/m^2 should be contemplated. Higher production rates are anticipated when leaching secondary sulphides.

The proposed sulphide flotation concentrator design is conventional. This process has the advantage that payment for precious metals in the product concentrate should be achievable through sale to a smelter.

16.2.2 Fluor Daniel Wright Ltd. (FDW), 1997

FDW completed a prefeasibility evaluation on the Property in 1997, further details of which are given in Section 18.4. A two-phase approach to project development is suggested in the report. In Phase I the oxides and secondary sulphides were to be treated by heap leaching, and in Phase II a sulphide concentrator would be established to treat the primary sulphide mineralization.

In Phase I, the heap leach operation was to be set up to treat 57 million tonnes over a 7-year period. The average head grade to the heap leach was predicted to be 0.55% total copper. An average of 0.23 g/t Au and 0.35 g/t Ag would not be recovered.

An evaluation of all previous test work in support of the selected heap leach design criteria is not provided in the FDW report. However, the design criteria are known to have been at least partially based on the Lakefield test work, which was in progress at the time the report was compiled. The observed test extractions exceed those that had been predicted from knowledge of the mineralogy and probable leaching chemistry. The difference is attributed to leaching of primary sulphides. This is a reasonable explanation as the primary sulphides are not totally

refractory to hydrometallurgical attack; however, leach rates and ultimate extractions are unacceptably low. An alternative explanation could be related to the fact that the reported extractions were not calculated based on a complete metallurgical balance, as the tests were still in progress at the time of reporting.

It was proposed by FDW that the heap leach process would treat mineralization crushed to −19 mm, and agglomerated with sulphuric acid. This design does not provide for aeration, which is now believed to be necessary in order to optimize the leaching of the secondary sulphide content. The assumed oxide copper recovery was 85% and the sulphide leach recovery 70%.

A notable absence from the design criteria is the duration period for the leach cycle. The duration period has to be known in order that the size of the heap leach system can be defined. The leach design criteria appear reasonable, other than the fact that details regarding the size of the leach system are not provided.

The process description does not detail whether solution stacking or sequenced leaching was proposed. The use of a rinse is mentioned so it may be supposed that sequenced leaching was favoured. However, the processing flow diagrams and equipment lists required for sequenced leaching do not appear on the flow sheets.

For Phase II a conventional copper sulphide concentrator with the capacity to process 30,000 Mtpd was proposed. Synergy with the Phase I heap leach operation is attained through the continued use of the primary crusher, as well as the established infrastructure. The process assumes simple metallurgy producing a concentrate containing 28% total copper, and no by-products.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 INTRODUCTION

At this date, the stage of preliminary exploration and collection of mineral information is now complete. From it, the study will proceed with the calculation of mineral resources.

The main objective of this study is to build the resources model of the San Jorge Project (Version January 2008). The main stages of the study are:

- Analysis of exploration data and definition of the estimation of population.
- Generation and Validation of composites.
- Validation of three-dimensional solids to the defined population.
- Statistic analyses of the composites of the different variable in each of the populations.
- Variography and anisotropy analyses. Definition of preferential directions, calculation and adjustment of variograms per population and elements to be estimated.
- Detection and treatment of outliers.
- Definition of the Block Model.
- Definition of the estimation strategy and planes of Kriging by element and population.
- Estimation of grades for each element of the population.
- Categorization of resources.
- Validation of Model through:
    - Comparative statistics between composites and estimated blocks.
    - Analyses of smoothing of grades.
    - Moving window analyses of composites and blocks estimated in distinct directions.
    - Visual validation of the block model.
- Final Report of the geological resources by category.

The program from the library GSLIB has been used for the geostatistical calculation. Regarding the generation of block model and interpolation of grades, the software GEMCOM has been utilized. The final model and database are available in Gemcom and ASCII format, to be loaded using software that Coro Mining determines.

17.2 AVAILABLE INFORMATION

The basic information for this study has been provided by Coro Mining and corresponds to:

- Drilling database, with the following major information:
  - Identification of 182 drill holes with: UTM coordinates of collars, total length, Interval, Dip and Azimuth.
  - Samples with: intervals from and to, analyses of total (CuT %), Cu sequential (CuS, Conc. y Cu Residual), Au and type of mineralization (Oxide, Enriched and Primary).
- 16 sections East-West, each 50m apart, with the interpretation of mineralized zones (Oxide, Enriched and Primary).
- Results of 133 specific gravity measurements.

Details of available information are presented below.

17.2.1 DRILLING DATABASE

The tables present the information contained in the database:

Table 17-1 Database general information.

# Drillings:	182
Perforated mts:	30,063
Total samples:	14,348

	# Samples	Meters
Samples with CuT>0:	14,218	29,129
Samples with CuS>0:	3,806	7,455
Samples with CuCn>0:	3,806	7,455
Samples with Au>0:	12,602	19,584

17.2.2 GEOLOGICAL INTERPRETATION

Coro Mining has provided the geological interpretation of the zones according to the type of mineralization, through a set of 16 sections E-W, spaced 50m apart, which completely cover the whole area of the project.

The three zones of interest are Oxide, Enriched and Primary.

Using the supplied interpreted sections, solids were generated ~~to~~ for each zone of interest. In conjunction with the Coro geologists, the preliminary solids have been smoothed with intermediate sections each 12.5m, with the objective of securing the consistency 3D of each body and avoiding solid superposition. With the 16 major sections and intermediate section, three final solids were generated through extrusions of 12.5m to each side. The group of solids was checked for validity stability and inconsistency.

The following tables present the codes utilized by Coro Mining, for the interpretation of the models:

Table 17-2 Mineral Zone Codes.

Code	Description
10	Oxide
20	Enrichment
30	Primary

The following figures present sections and perspective of the three solids of the major units.


2800.0Y
2400.0Y
2200.0Y
ENR
LX
OX
GRV
PRIM

Figure 17-1 Interpretation Sec. N-6.432.875


2600.0Y
2500.0Y
2400.0Y
2300.0Y
2200.0Y
ENR
LX
OX
GRV
PRIM

Figure 17-2 Interpretation Sec. N-6.432.825


ENR
LX
OX
GRV
PRIM

Figure 17-3 Interpretation Sec. N-6.432.775

17.3 SAMPLE STATISTICS

Based on solids per generated units, each sample from the database has been recoded, according to the intersection between the drillings and the solids of the mineralized zone.

The following tables show the basic statistic per population, according to the original database codes and the new recoded solids.

Table 17-3 Sample Statistic for CuT.

Domains	Gravels	Leached	Oxide	Enriched	Primary
	Original Raw Data (CuT)				
No.Samples	93	1435	3619	3127	5944
Minimun (%)	0.001	0.001	0.01	0.001	0.01
Maximun (%)	0.23	0.97	9.03	15.6	3.65
Average (%)	0.096	0.121	0.564	0.694	0.384
Standard Deviation (%)	0.055	0.098	0.592	0.961	0.296
Coefficient of Variation	0.573	0.808	1.050	1.384	0.772
	Solid Coded Data (CuT)				
No.Samples	151	1139	3708	2642	5775
Minimun (%)	0.001	0.001	0.001	0.001	0.02
Maximun (%)	1.71	1.86	9.03	15.6	3.76
Average (%)	0.161	0.117	0.557	0.716	0.421
Standard Deviation (%)	0.207	0.130	0.588	1.024	0.319
Coefficient of Variation	1.281	1.110	1.055	1.430	0.758

Table 17-4 Sample Statistic, CuS y CuCn.

	Original Raw Data			
	Oxide		Enriched	
	CuS	CuCN	CuS	CuCN
No.Samples	1346	1346	756	756
Minimun (%)	0.017	0.001	0.003	0.001
Maximun (%)	6.34	1.495	0.991	4.082
Average (%)	0.448	0.041	0.116	0.368
Standard Deviation (%)	0.473	0.108	0.125	0.525
Coefficient of Variation	1.055	2.659	1.081	1.429
	Solid Coded Data			
No.Samples	1370	1370	716	716
Minimun (%)	0.003	0.00	0.003	0.00
Maximun (%)	6.34	2.10	4.02	4.08
Average (%)	0.427	0.04	0.140	0.38
Standard Deviation (%)	0.450	0.12	0.257	0.52
Coefficient of Variation	1.056	3.13	1.840	1.37

Table 17-5 Sample Statistic, Au

Domains	Gravels	Leached	Oxide	Enriched	Primary
	Original Raw Data (Au)				
No.Samples	80	1405	3212	2939	4966
Minimun (%)	0.01	0.01	0.01	0.01	0.01
Maximun (%)	0.52	3.96	7.66	6.5	4.24
Average (%)	0.091	0.161	0.230	0.204	0.195
Standard Deviation (%)	0.084	0.279	0.344	0.277	0.249
Coefficient of Variation	0.931	1.732	1.495	1.359	1.276
	Solid Coded Data (Au)				
No.Samples	135	1075	3364	2520	4994
Minimun (%)	0.01	0.01	0.01	0.01	0.01
Maximun (%)	1.91	6.86	7.66	6.50	5.48
Average (%)	0.14	0.17	0.23	0.21	0.20
Standard Deviation (%)	0.22	0.35	0.32	0.28	0.26
Coefficient of Variation	1.61	2.00	1.39	1.34	1.29

No significant differences between both types of codification in any of the elements under analyses were observed. Only in the case of CuS and CuCn was some transfer from high samples values observed between the population of oxide and enrichment, probably because of the effects of the border, during the construction of the solids.

17.4 COMPOSITE STATISTICS

Regarding the regularization of the samples, 5m composites have been generated, inside each intersection between drill holes and interpreted solids.

The following tables display the basic statistics of composites per population:

Table 17-6 Composites Statistic, CuT.

TOTAL COPPER (CuT)						
Domain	No.of Composites	Minimum (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Gravels	103	0.001	0.967	0.125	0.144	1.154
Leached	393	0.018	0.620	0.112	0.077	0.687
Oxide	1321	0.020	4.326	0.537	0.452	0.842
Enriched	858	0.037	11.320	0.730	0.881	1.206
Primary	2141	0.034	2.786	0.387	0.266	0.687
Total	4816	0.001	11.320	0.461	0.506	1.096

Table 17-7 Composites Statistic, CuS

SOLUBLE COPPER (CuS)						
Domain	No.of Composites	Minimum (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Gravels	19	0.001	0.958	0.149	0.220	1.475
Leached	139	0.001	0.208	0.036	0.036	1.000
Oxide	562	0.009	3.097	0.429	0.382	0.889
Enriched	303	0.006	2.236	0.133	0.189	1.425
Primary	570	0.001	0.620	0.027	0.066	2.390
Total	1593	0.001	3.097	0.192	0.305	1.590

Table 17-8 Composites Statistic, CuCn.

CIANURABLE COPPER (CuCN)						
Domain	No.of Composites	Minimum (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Gravels	19	0.001	0.028	0.009	0.007	0.787
Leached	139	0.001	0.102	0.009	0.014	1.568
Oxide	562	0.001	1.182	0.046	0.118	2.537
Enriched	303	0.001	2.633	0.362	0.450	1.244
Primary	570	0.001	0.756	0.028	0.044	1.592
Total	1593	0.001	2.633	0.096	0.247	2.569

Table 17-9 Composites Statistic, Au.

GOLD (Au)						
Domain	No.of Composites	Minimum (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Gravels	96	0.010	0.520	0.075	0.068	0.898
Leached	366	0.010	3.182	0.167	0.248	1.482
Oxide	1073	0.010	3.826	0.226	0.238	1.054
Enriched	754	0.010	1.938	0.220	0.199	0.906
Primary	1746	0.010	2.598	0.196	0.184	0.941
Total	4035	0.010	3.826	0.203	0.209	1.029

Per each composite with sequential analyses of Copper, the ratio of solubility of soluble copper (CuS/CuT) and leachable copper ((CuS+CuCn)/CuT) have been calculated. Such variables were utilized in the estimation. The basic statistics of these variables per population, are shown in the following tables.

Table 17-10 Composites Statistic, CuS/CuT.

CuS/CuT						
Domain	No.of Composites	Minimum (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Gravels	19	0.010	0.990	0.548	0.225	0.411
Leached	139	0.000	0.750	0.310	0.192	0.618
Oxide	562	0.143	0.980	0.738	0.202	0.274
Enriched	303	0.033	0.903	0.196	0.129	0.655
Primary	570	0.000	0.969	0.079	0.164	2.093
Total	1593	0.000	0.990	0.359	0.340	0.945

Table 17-11 Composites Statistic, (CuS+CuCn)/CuT.

(CuS+CUCn)/CuT						
Domain	No.of Composites	Minimum (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Gravels	19	0.010	1.000	0.626	0.248	0.396
Leached	139	0.000	1.000	0.407	0.215	0.528
Oxide	562	0.261	1.000	0.816	0.146	0.179
Enriched	303	0.107	0.965	0.612	0.201	0.329
Primary	570	0.000	0.984	0.150	0.193	1.280
Total	1593	0.000	1.000	0.501	0.340	0.678

17.5 CONTACT ANALYSES

The contact characteristics between the units have been reviewed according to the mean grade of the samples, in relation to their distance to the contact. The following figures show the behavior of the grades along the border of the contact between the units.


Contact Zone Enriched - Oxide
Medium Grade % Cu
Distance from Contact
Enriched
Oxide

Figure 17-4 Oxide-Enriched Contact (CuT)


Contact Zone Enriched - Primary
Medium Grade % Cu
Distance from Contact
Enriched
Primary

Figure 17-5 Enriched – Primary Contact (CuT)

Even though the Oxide-Enriched contact shows a smooth limit relating to total copper, the analyses using soluble and leachable copper shows an abrupt limit between these units. Therefore, in order to keep a suitable consistency, it has been decided to use hard limits in all the estimations, as shown in the following table.

Table 17-12 Types of Contact

	Enriched	Primary	Oxide
Enriched	-	Hard	Hard
Primary	Hard	-	Hard
Oxide	Hard	Hard	-

17.6 VARIOGRAPHY – CALCULATION AND ADJUSTMENT OF VARIOGRAMS

The variography has been accomplished with the composites of each established population: Oxide, Enriched and Primary, and only for the variables CuT and Au. The calculation has been realized using Correlograms.

Correlograms in distinct directions were calculated, according to visual tendencies, and no preferential directions were detected in the horizontal plane of the population of Oxide and Enriched, whereas in Primary, slight differences have been detected between N-S and E-W directions. Concerning the determination of the nugget for each population, the Down-the-hole Correlograms were used. Finally, for each population, the Correlograms have been calculated and adjusted, according to the defined directions. The following table shows the parameters of the Correlograms which have been adjusted.

Table 17-13 Correlograms

	ENRICHED		OXIDE		PRIMARY	
Eje	Azimut	Dip	Azimut	Dip	Azimut	Dip
X'	0-180	0	0-180	0	0	0
Y'	0-180	0	0-180	0	90	0
Z'	0	-90	0	-90	0	-90

Table 17-14Correlograms, Adjusted Models CuT

Domain	Nugget	1 st Structure				2nd Structure				3rd Structure				4th Structure			
		Sill 1	Range (m)			Sill 2	Range (m)			Sill 3	Range (m)			Sill 4	Range (m)		
			X'	Y'	Z'		X	Y	Z		X	Y	Z		X	Y	Z
Enriched (CuT)	0.1	0.5	5	5	30	0.4	280	280	75	-	-	-	-	-	-	-	-
Oxide (CuT)	0.1	0.35	10	10	10	0.55	110	110	135	0.4	Inf	Inf	135	-	-	-	-
Primary (CuT)	0.1	0.2	30	20	20	0.1	30	20	Inf	0.4	75	220	130	0.2	75	220	Inf

Table 17-15 Correlograms, Adjusted Models Au

Domain	Nugget	1 st Structure				2nd Structure			
		Sill 1	Range (m)			Sill 2	Range (m)		
			X'	Y'	Z'		X	Y	Z
Enriched (Au)	0.4	0.3	30	30	5	0.3	100	100	60
Oxide (Au)	0.4	0.35	5	5	20	0.25	60	60	220
Primary (Au)	0.4	0.35	45	45	15	0.25	60	60	190

All the models are spherical.

The experimental Correlograms and the adjusted models for each population are shown in the following figures:


CuT - Correlogram Hz - Oxide
1.2
1
0.8
0.6
0.4
0.2
0
GAMMA
0
50
100
150
200
250
DISTANCE (m)

Figure 17-6 Correlogram Hz – CuT, Oxide


CuT - Correlogram Vert. - Oxide
GAMMA
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200
DISTANCE (m)

Figure 17-7 Correlogram Vert. – CuT, Oxide


CuT - Correlogram Hz - Enriched
GAMMA
1.2
1
0.8
0.6
0.4
0.2
0
0
100
200
300
400
DISTANCE (m)

Figure 17-8 Correlogram Hz – CuT, Enriched


CuT - Correlogram Vert. - Enriched
GAMMA
DISTANCE (m)
1.2
1
0.8
0.6
0.4
0.2
0
0
20
40
60
80
100
120

Figure 17-9 Correlogram Vert. – CuT, Enriched


CuT - Correlogram N0E - Primary
GAMMA
DISTANCE (m)
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200
250

Figure 17-10 Correlogram N0E – CuT, Primary


CuT - Correlogram N90E - Primary
GAMMA
DISTANCE (m)
1.4
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200
250

Figure 17-11 Correlogram N90E – CuT, Primary


CuT - Correlogram Vert. Primary
GAMMA
DISTANCE (m)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0
50
100
150
200

Figure 17-12 Correlogram Vert. – CuT, Primary


Au - Correlogram Hz - Oxide
GAMMA
DISTANCE (m)
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200

Figure 17-13 Correlogram Hz – Au, Oxide


Au - Correlogram Vert. - Oxide
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
GAMMA
0
20
40
60
80
DISTANCE (m)

Figure 17-14 Correlogram Vert. – Au, Oxide


Au - Correlogram Hz - Enriched
1.2
1
0.8
0.6
0.4
0.2
0
GAMMA
0
50
100
150
200
DISTANCE (m)

Figure 17-15 Correlogram Hz – Au, Enriched


Au - Correlogram Vert. - Enriched
GAMMA
1.2
1
0.8
0.6
0.4
0.2
0
-10
10
30
50
70
DISTANCE (m)

Figure 17-16 Correlogram Vertical. – Au, Enriched


Au - Correlogram Hz - Primary
GAMMA
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200
250
DISTANCE (m)

Figure 17-17 Correlogram Hz – Au, Primary


Au - Correlogram Vert. Primary
1.2
1
0.8
0.6
0.4
0.2
0
GAMMA
0
50
100
150
200
DISTANCE (m)

Figure 17-18 Correlogram Vertical – Au, Primary

17.7 DEFINITION AND GENERATION OF THE BLOCK MODEL

For the final estimation of the grades, it has been decided to utilize a block model of 10m*10m*5m, without rotation. The following table presents the geometric parameters of the model.

Table 17-16 Definition of the Block Model (Gemcom).

	Block Model Origin and Extension		
Axis	Origin	No. of Blocks	Extension (m)
X	2,458,300	120	10
Y	6,432,500	130	10
Z	2,700	140	5

Geological Model

Using the interpretation of the Oxide, Enriched and Primary, the respective models were generated, assigning the codes defined per each block of the model, using the intersection of the blocks and the respective solids. According to the blocks and the definition of the populations, a final model has been generated with a unique

code per each block of the model. The following table and figures, present a summary of the codification used.

Table 17-17 Total Coded Blocks

Domain	Total No. Of Blocks
Enriched	20,942
Oxide	33,648
Primary	370,425


ENR
LX
OX
GRV
PRIM

Figure 17-19 Grades Au – Blocks and Samples – Sec. N - 6.432.775



Figure 17-20 Grades Au – Blocks and Samples – Sec. N - 6.432.825



Figure 17-21 Grades Au – Blocks and Samples – Sec. N - 6.432.875

Density Model

Regarding the density of each population, a mean density of each major unit has been assigned, using a set of 133 measurements of densities, divided according to each mineral zone. Three outliers were eliminated. The following table shows the density per utilized population.

Table 17-18 Density per Unit

Original Data					
	No Samples	Minimum	Maximum	Average	Std. Dv.
Enriched	22	2.325	2.920	2.600	0.116
Oxide	13	2.398	2.615	2.487	0.078
Primary	46	2.391	2.922	2.612	0.104
Leached	9	2.429	2.582	2.511	0.058
Mix.	9	2.394	2.751	2.526	0.127
Partial Leached	34	2.366	2.941	2.540	0.115

Final Data					
	No Samples	Minimum	Maximum	Average	Std. Dv.
Enriched	20	2.469	2.743	2.598	0.073
Oxide	13	2.398	2.615	2.487	0.078
Primary	46	2.391	2.922	2.612	0.104
Leached	9	2.429	2.582	2.511	0.058
Mix.	9	2.394	2.751	2.526	0.127
Partial Leached	33	2.366	2.681	2.528	0.092

17.8 KRIGING PLANES AND CRITERIA OF CATEGORIZATION

After completing the calculation and adjustments described in the previous chapter, the grades of CuT and Au in each population were estimated. In order to do so, the method of the Kriging Ordinary has been selected. The calculation necessary for the estimation has been accomplished through GEMCOM.

It has been defined 7 planes of Kriging to be executed, in sequential order. The general concept is "fill" the grades model, since a plan of restrictive estimation, which considers only interpolation between drill holes, in distances under the equivalent of 85% of the variogram sill. Then, the following planes keep increasing the distance of search until the estimation of the major populations is complete.

The distance, where the correlogram reaches the value equivalent to 85% of the sill, is denominated D_{85}, and is utilized as a referential value to the distinct planes of Kriging.

The geometric parameters of the estimation of each plan of Kriging are as shown:

Table 17-19 Kriging Plan Parameters

Estimation Plan	1	2	3	4	5	6	7
Max.N° Composite per Octant	4	4	4	4	4	4	4
Minimum N° of octant with Inf.	4	4	2	4	2	4	1
Minimum N° of composite	8	8	4	8	4	8	1
Maximum N° of composite	32	32	32	32	32	32	32
Search Range	D_{85}	2 x D_{85}	$D_{85}/2$	3 x D_{85}	D_{85}	5 x D_{85}	5 x D_{85}

Each population of blocks is estimated with samples of the same population. Capping was not utilized; it is here assumed that outliers would be smoothed by the vast number of composites utilized in the estimation.

The utilized D_{85} in each population, are presented in the following 17:

Table 17-20 D_{85} per direction and population

	D_{85} - X	D_{85} - Y	D_{85} - Z
CuT - Oxide	60	60	80
CuT - Enriched	125	125	35
CuT - Primary	45	125	120
Au - Oxide	15	15	60
Au - Enriched	35	35	20
Au - Primary	30	30	55

The estimation of grades of CuT and Au has been accomplished through Ordinary Kriging, according to defined parameters.

Unlike the previous estimation, the grades of CuS and CuCN have not been estimated directly. The final models of CuS and CuCn were estimated from the model of CuT and the estimation of the solubility ratios CuS/CuT and (CuS+CuCn)/CuT. These variables are more stable and present lower variability. Thereby, it avoids a common error which is generated when estimation for variables CuT, CuS y CuCn are undertaken with differing numbers of samples and planes of Kriging, frequently resulting in solubility ratios greater than 1. The advantage of the present method is that all blocks have solubility ratios between 0 y 1.

Models of CuS/CuT and (CuS+CuCn)/CuT were generated by the inverse distance squared method. Both estimations have utilized 4 and 32 composites.

17.8.1 GRADES ESTIMATION RESULTS

Upon completion of grades estimation, the following tables summarize the results obtained. The statistic of samples utilized is presented along the numbers of blocks estimated with its mean grade per each plane of Kriging and population.

Table 17-21 Estimation Results CuT

Domain	Total No. Of Blocks	Total No. Of Blocks Estimated	No.Blocks Estimated in 1 st Pass		No.Blocks Estimated in 2 nd Pass		No.Blocks Estimated ir Pass	
			Number of Blocks	% of Total Estimated	Number of Blocks	% of Total Estimated	Number of Blocks	% of T Estima
Enriched	20,942	20,942	19,333	92.3%	1,257	6.0%	48	0.2%
Oxide	33,648	33,648	20,299	60.3%	11,727	34.9%	501	1.5%
Primary	370,425	370,425	75,882	20.5%	154,662	41.8%	1,233	0.3%

Table 17-22 Estimation Results Au

Domain	Total No. Of Blocks	Total No. Of Blocks Estimated	No.Blocks Estimated in 1 st Pass		No.Blocks Estimated in 2 nd Pass		No.Blocks Estimated ir Pass	
			Number of Blocks	% of Total Estimated	Number of Blocks	% of Total Estimated	Number of Blocks	% of T Estima
Enriched	20,942	20,942	2224	10.6%	12017	57.4%	286	1.4%
Oxide	33,648	33,648	595	1.8%	3142	9.3%	758	2.3%
Primary	370,425	370,425	2868	0.8%	34997	9.4%	4444	1.2%

17.8.2 CLASSIFICATION OF RESOURCES

The classification of resources has been undertaken according to the certain conditions established by the number and location of samples in the neighborhood of each block. These criteria attend the requirements established at the CIM code.

The pass1 generates block estimates with a minimum of two drill intercepts, both within distances shorter than the D85 (distance corresponding to the point where the correlogram reaches 85% of the sill); The Pass 2, maintains the restriction of the number of drill intercepts, but enlarges the search range by twice the D85; The pass 3 only completes the grid of pass 1 and 2, estimating the blocks near drill intercepts but that does not attend the requirement of previous passes .These three passes generate the demonstrated resources.

Only the pass 1 generated measured resources. To separate measured and indicated resources in this pass, the Kriging Variance was utilized, since this parameter, in some way, indicates the error of estimation for each block. For this separation, a threshold of 0.5 was used. Finally, all the blocks estimated in the passes from 4 to 7, were categorized as inferred.

Taking these criteria into account, the categorization of resources has been done according to the following scheme.

Table 17-23 Kriging passes and the classification used

N° Kriging	Search Range	Nr of intercepts	$\sigma^2_k < 0.5$	$\sigma^2_k > 0.5$
1	D85	2	Measured	Indicated
2	2 x D85	2	Indicated	Indicated
3	D85/2	1	Indicated	Indicated
4	3 x D85	2	Inferred	Inferred
5	D85	1	Inferred	Inferred
6	5 x D85	2	Inferred	Inferred
7	5 x D85	1	Inferred	Inferred

The codes utilized to this model are: 1, Measured; 2 Indicated; 3 Inferred.

17.9 RESOURCE MODEL VALIDATION

Having generated the resource model of the San Jose project, three checks were completed, in order to investigate its validity.

- Visual Validation
- Statistic Validation
- Moving window Analysis

The results of these validations are presented below.

17.9.1 VISUAL VALIDATION

Some plan views and vertical sections of the block model have been selected and the grades of the blocks and the drill holes have been compared. Also the resource classification was analyzed comparing the existing information.

The results are presented in the figures:

Visual Revision of the Model of Cu and Category


0.001000 - 0.200000
0.200000 - 0.500000
0.500000 - 1.000000
1.000000 - 100.000000

Figure 17-22 Grades Au – Blocks vs. Samples – Sec. N - 6.432.775


DEMOTRADOS
INFERIDO

Figure 17-23 Resource Category – Sec. N - 6.432.775


0.001000 - 0.200000
0.200000 - 0.500000
0.500000 - 1.000000
1.000000 - 100.000000

Figure 17-24 Grades Au – Blocks vs. Samples – Sec. N - 6.432.825


DEMOTRADOS
INFERIDO

Figure 17-25 Resource Category – Sec. N - 6.432.825


0.001000 - 0.200000
0.200000 - 0.500000
0.500000 - 1.000000
1.000000 - 100.000000

Figure 17-26 Grades Au – Blocks vs. Samples – Sec. N - 6.432.875


DEMOTRADOS
INFERIDO

Figure 17-27 Resource Category – Sec. N - 6.432.875

17.9.2 STATISTIC VALIDATION

The grades of composites and blocks have been compared statistically. The following tables present a comparison of the basic statistic of composites and blocks per population. Also included in the comparative table are the declustered grades, obtained through technique of nearest neighbors.

Table 17-24 Statistic Comparison, Blocks vs Composites - CuT

CuT							
Domain	Data Type	No. Samples	Minimun (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Enriched	Kriged Blocks	20,942	0.213	3.783	0.639	0.424	0.664
	NN Blocks	20,942	0.037	11.320	0.634	0.759	1.197
	Composites	858	0.037	11.320	0.730	0.881	1.206
Oxide	Kriged Blocks	33,648	0.134	2.305	0.473	0.222	0.469
	NN Blocks	33,648	0.020	4.326	0.469	0.382	0.814
	Composites	1,321	0.020	4.326	0.537	0.452	0.842
Primary	Kriged Blocks	370,425	0.060	1.955	0.309	0.119	0.385
	NN Blocks	370,425	0.060	1.954	0.309	0.119	0.385
	Composites	2,141	0.034	2.786	0.387	0.266	0.687

Table 17-25 Statistic Comparison, Blocks vs Composites - Au

Au							
Domain	Data Type	No. Samples	Minimun (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Enriched	Kriged Blocks	20,942	0.025	1.243	0.208	0.091	0.438
	NN Blocks	20,942	0.010	1.718	0.206	0.186	0.900
	Composites	754	0.010	1.938	0.220	0.199	0.906
Oxide	Kriged Blocks	33,648	0.024	1.453	0.211	0.097	0.460
	NN Blocks	33,648	0.010	3.826	0.208	0.200	0.958
	Composites	1,073	0.010	3.826	0.226	0.238	1.054
Primary	Kriged Blocks	370,425	0.010	1.030	0.144	0.070	0.486
	NN Blocks	370,425	0.010	2.598	0.140	0.133	0.954
	Composites	1,746	0.010	2.598	0.196	0.184	0.941

Table 17-26 Statistic Comparison, Blocks vs Composites – CuS/CuT

CuS/CuT							
Domain	Data Type	No. Samples	Minimun (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Enriched	Kriged Blocks	20,942	0.058	0.699	0.202	0.061	0.302
	NN Blocks	20,942	0.033	0.903	0.196	0.126	0.641
	Composites	303	0.033	0.903	0.196	0.129	0.655
Oxide	Kriged Blocks	33,648	0.164	0.961	0.741	0.119	0.161
	NN Blocks	33,648	0.143	0.980	0.729	0.197	0.270
	Composites	562	0.143	0.980	0.738	0.202	0.274
Primary	Kriged Blocks	370,425	0.000	0.750	0.415	0.046	0.112
	NN Blocks	370,425	0.000	0.910	0.048	0.107	2.246
	Composites	570	0.000	0.969	0.079	0.164	2.093

Table 17-27 Statistic Comparison, Blocks vs Composites – (CuS+CuCn)/CuT

CUS+CuCN/CuT							
Domain	Data Type	No. Samples	Minimun (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Enriched	Kriged Blocks	20,942	0.220	0.935	0.595	0.105	0.177
	NN Blocks	20,942	0.107	0.965	0.592	0.208	0.351
	Composites	303	0.107	0.965	0.612	0.201	0.329
Oxide	Kriged Blocks	33,648	0.373	0.978	0.818	0.084	0.103
	NN Blocks	33,648	0.261	1.000	0.814	0.135	0.166
	Composites	562	0.261	1.000	0.816	0.146	0.179
Primary	Kriged Blocks	370,425	0.030	0.819	0.107	0.068	0.631
	NN Blocks	370,425	0.000	0.949	0.106	0.129	1.210
	Composites	570	0.000	0.984	0.150	0.193	1.280

From the models CuT and estimated solubility, the models CuS and CuCn have been constructed. The following tables present these results:

Table 17-28 Statistic Comparison, Blocks vs Composites – CuS

CuS							
Domain	Data Type	No. Samples	Minimun (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Enriched	Kriged Blocks	20,942	0.027	0.782	0.122	0.071	0.582
	NN Blocks	20,942	0.013	1.011	0.119	0.104	0.874
	Composites	303	0.006	2.236	0.133	0.189	1.425
Oxide	Kriged Blocks	33,648	0.053	2.113	0.359	0.194	0.540
	NN Blocks	33,648	0.040	2.213	0.355	0.214	0.603
	Composites	562	0.009	3.097	0.429	0.382	0.889
Primary	Kriged Blocks	370,425	0.000	0.367	0.011	0.011	1.000
	NN Blocks	370,425	0.000	0.397	0.013	0.026	2.000
	Composites	570	0.001	0.620	0.027	0.066	2.390

Table 17-29 Statistic Comparison, Blocks vs Composites – CuCn

CuCN							
Domain	Data Type	No. Samples	Minimun (%)	Maximun (%)	Average (%)	Standard Deviation (%)	Coefficient of Variation
Enriched	Kriged Blocks	20,942	0.031	2.594	0.278	0.276	0.993
	NN Blocks	20,942	0.012	3.072	0.282	0.313	1.110
	Composites	303	0.001	2.633	0.362	0.450	1.244
Oxide	Kriged Blocks	33,648	0.000	0.709	0.036	0.035	0.972
	NN Blocks	33,648	0.000	1.027	0.040	0.071	1.766
	Composites	562	0.001	1.182	0.046	0.118	2.537
Primary	Kriged Blocks	370,425	0.001	0.269	0.018	0.009	0.500
	NN Blocks	370,425	0.000	0.411	0.017	0.017	0.982
	Composites	570	0.001	0.756	0.028	0.044	1.592

It is concluded that the estimation generates robust results, from a statistical point of view. The perceptual differences between mean grades and declustered mean grades are generally low (+- 1 to 2%), in the populations of higher grades. The major differences (higher than 10%) are produced in the populations with lower grade, therefore, predominantly barren.

17.9.3 MOVING WINDOW ANALYSES

For the moving window analyses of this block model, the mean and the declustered mean of the samples has been studied and compared with the block results. In order to decluster the composites, the method of nearest neighbor has been used. The comparison of mean grades of blocks versus direct mean and declustered mean of composites for each sector, are presented in the following pages:

Figure 17-28 Moving Window Analysis CuT - Oxide


CuT - E-W Trends - Oxide
CuT (%)
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
350
300
250
200
150
100
50
0
2,458,508
2,458,594
2,458,680
2,458,766
2,458,852
2,458,938
2,459,024
2,459,110
2,459,196
2,459,282
East Coord.
Comp.
CuT_Krig
CuT_Comp
CuT_NN
CuT - N-S Trends - Oxide
CuT (%)
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
400
350
300
250
200
150
100
50
0
6,432,675
6,432,775
6,432,875
6,432,975
6,433,075
6,433,175
6,433,275
6,433,375
6,433,475
6,433,575
North Coord.
Comp.
CuT_Krig
CuT_Comp.
CuT_NN
CuT - Vert. Trends - Oxide
CuT (%)
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
350
300
250
200
150
100
50
0
2445
2469
2493
2517
2541
2565
2589
2613
2637
2661
Elevation
Comp.
CuT_Krig.
CuT_Comp.
CuT_NN

Figure 17-29 Moving window CuT - Enriched


CuT - E-W Trends - Enriched
CuT (%)
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
250
200
150
100
50
0
2,458,474
2,458,551
2,458,628
2,458,705
2,458,782
2,458,859
2,458,936
2,459,013
2,459,090
2,459,167
East Coord.
Comp.
CuT_Krig
CuT_Comp.
CuT_NN
CuT - N-S Trends - Enriched
CuT (%)
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
250
200
150
100
50
0
6,432,675
6,432,775
6,432,875
6,432,975
6,433,075
6,433,175
6,433,275
6,433,375
6,433,475
6,433,575
North Coord.
Comp.
CuT_Krig.
CuT_Comp.
CuT_NN
CuT - Vert. Trends - Enriched
CuT (%)
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
250
200
150
100
50
0
2,458
2,480
2,501
2,523
2,544
2,566
2,587
2,609
2,630
2,652
Elevation
Comp.
CuT_Krig
CuT_Comp
CuT_NN

Figure 17-30 Moving window CuT - Primary


CuT - E-W Trends - Primary
CuT (%)
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
600
500
400
300
200
100
0
2,458,480
2,458,569
2,458,658
2,458,747
2,458,836
2,458,925
2,459,014
2,459,103
2,459,192
2,459,281
East Coord.
Comp.
CuT_Krig
CuT_Comp.
CuT_NN
CuT - N-S Trends - Primary
CuT (%)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
450
400
350
300
250
200
150
100
50
0
6,432,675
6,432,775
6,432,875
6,432,975
6,433,075
6,433,175
6,433,275
6,433,375
6,433,475
6,433,575
North Coord.
Comp.
CuT_Krig
CuT_Comp.
CuT_NN
CuT - Vert. Trends - Primary
CuT (%)
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
900
800
700
600
500
400
300
200
100
0
2,097
2,155
2,214
2,272
2,331
2,389
2,448
2,506
2,565
2,623
Elevation
Comp.
CuT_Krig.
CuT_Comp.
CuT_NN

All moving windows graphs have been calculated using the Measured and Indicated resources. In general, the estimated mean behaves in a satisfactory way, similarly with the declustered mean. An excessive smoothing is not observed. Generally, the declustered grades are lower than the mean samples, when the differences between them, are higher. Moreover, declustered grades are normally situated between them and closer to the declustered mean. From moving window and tendencies of presented grades, it is concluded that the model of estimated grades, preserves the characteristic of the mean grade, global variability and tendencies of the original samples.

17.10 RESULTS AND CONCLUSIONS

The total resources estimated for San Jorge project, are presented in the following tables:

Table 17-30 Total Resources

	OXIDE																			
	Measured					Indicated					Measured + Indicated					Inferred				
Cut Off			Solubility					Solubility					Solubility					Solubility		
CuT%	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU
0.40	14,595	0.66	79%	7%	0.24	6,911	0.55	76%	8%	0.21	21,506	0.63	78%	7%	0.23	400	0.45	68%	10%	0.14
0.30	19,425	0.59	77%	7%	0.23	12,852	0.46	74%	8%	0.20	32,276	0.53	76%	7%	0.22	1,054	0.39	59%	13%	0.12
0.20	23,061	0.53	76%	7%	0.23	16,785	0.41	73%	8%	0.19	39,845	0.48	75%	8%	0.22	1,475	0.35	62%	12%	0.13
	ENRICHED																			
	Measured					Indicated					Measured + Indicated					Inferred				
Cut Off			Solubility					Solubility					Solubility					Solubility		
CuT%	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU
0.40	19,149	0.75	19%	41%	0.23	1,174	0.52	18%	35%	0.22	20,323	0.74	19%	41%	0.23	362	0.53	20%	24%	0.06
0.30	24,315	0.67	20%	40%	0.21	1,648	0.47	18%	35%	0.20	25,963	0.65	20%	40%	0.21	395	0.52	19%	25%	0.07
0.20	25,114	0.65	20%	40%	0.21	1,695	0.46	18%	35%	0.20	26,809	0.64	20%	39%	0.21	395	0.52	19%	25%	0.07

	PRIMARY																			
	Measured					Indicated					Measured + Indicated					Inferred				
Cut Off			Solubility					Solubility					Solubility					Solubility		
CuT%	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU
0.40	24,447	0.56	3%	5%	0.25	44,567	0.49	3%	4%	0.20	69,014	0.52	3%	4%	0.22	17,860	0.46	3%	5%	0.16
0.30	36,043	0.49	4%	5%	0.23	100,157	0.41	3%	5%	0.18	136,200	0.43	4%	5%	0.19	70,311	0.37	3%	6%	0.14
0.20	47,409	0.44	4%	5%	0.22	169,760	0.35	4%	6%	0.17	217,170	0.37	4%	5%	0.18	193,510	0.30	4%	7%	0.13

Finally, and with the objective of comparing the resources to the previous model developed by AMEC, an economic pit with a copper price of US$1.50/lb has been generated, with the following parameters:

CORO MINING CORP.

Table 17-31 Parameters for an Economic Pit

Angulo de talud	45	grados
Costo Mina referencial	1.1	US$/Ton
Precio Cu	1.5	US$/Lb
Costo Proceso Oxido	3.96	US$/ton
Costo Proceso Enriquecido	4.275	US$/ton
Costo Proceso Primario	4.275	US$/ton
Recuperacion Oxido	80	%
Recuperacion Enriquecido	87	%
Recuperacion Primario	93	%
Selling cost Oxido	0.181	US$/Lb
Selling cost Enriquecido	0.099	US$/Lb
Selling cost Primario	0.105	US$/Lb

The total resource contained in this pit is presented according to the following table:

Table 17-32 Total Resources of Pit of 1,5 US$/Lb Cu

	OXIDE																			
	Measured					Indicated					Measured + Indicated					Inferred				
Cut Off			Solubility					Solubility					Solubility					Solubility		
CuT%	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU
0.40	14,573	0.66	79%	7%	0.24	6,709	0.55	75%	8%	0.21	21,282	0.63	78%	7%	0.23	167	0.46	56%	15%	0.19
0.30	19,395	0.59	77%	7%	0.23	12,538	0.46	74%	8%	0.20	31,933	0.54	76%	7%	0.22	445	0.39	57%	14%	0.16
0.20	23,030	0.53	76%	7%	0.23	16,400	0.41	72%	8%	0.20	39,430	0.48	74%	8%	0.22	782	0.33	63%	11%	0.16
	ENRICHED																			
	Measured					Indicated					Measured + Indicated					Inferred				
Cut Off			Solubility					Solubility					Solubility					Solubility		
CuT%	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU
0.40	19,149	0.75	19%	41%	0.23	1,065	0.50	18%	36%	0.24	20,214	0.74	19%	41%	0.23	38	0.47	19%	26%	0.13
0.30	24,315	0.67	20%	40%	0.21	1,539	0.46	18%	36%	0.21	25,854	0.65	20%	40%	0.21	70	0.42	18%	33%	0.18
0.20	25,114	0.65	20%	40%	0.21	1,586	0.45	18%	35%	0.20	26,700	0.64	20%	39%	0.21	70	0.42	18%	33%	0.18
	PRIMARY																			
	Measured					Indicated					Measured + Indicated					Inferred				
Cut Off			Solubility					Solubility					Solubility					Solubility		
CuT%	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU	kTon	CUT	H2SO4	CN	AU
0.40	24,433	0.56	3%	5%	0.25	41,297	0.50	3%	4%	0.21	65,730	0.52	3%	4%	0.22	3,501	0.47	3%	5%	0.19
0.30	35,808	0.49	4%	5%	0.24	90,013	0.41	3%	5%	0.19	125,821	0.44	4%	5%	0.20	10,720	0.38	3%	5%	0.16
0.20	46,486	0.44	4%	5%	0.22	145,332	0.35	4%	5%	0.17	191,817	0.38	4%	5%	0.18	20,500	0.32	5%	6%	0.16

18.0 OTHER RELEVANT DATA AND INFORMATION

San Jorge has a number of previous studies up to the level of pre-feasibility, which may be consulted in the reports, mentioned in the references. However, the scope of this work is only in regards to the Mineral Resource Update, therefore other aspects necessary to evaluate the financial and environmental implications of the business are not considered here.

19.0 REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES

This section is not applicable to the San Jorge Property as it is not at a development or production stage.

20.0 INTERPRETATION AND CONCLUSIONS

The San Jorge Property is host to a significant sized copper-gold porphyry system, which is considered to be an advanced-stage exploration Property. Because of the validation work undertaken by Coro in 2006 and 2007, NCL is comfortable in using the historic data for resource estimation purposes.

Based on the information reviewed by NCL, the drilled portion of the San Jorge porphyry system has been relatively well-defined although the system has not been closed in all directions. There are also a number of regional geophysical targets that require further evaluation and follow-up exploration. NCL also believes that the structural geology of the deposit requires further definition as the mineralization appears to follow structural trends.

Although the general hypogene grade of the deposit is low, there are discrete areas of higher-grade hypogene material, which appear to be associated with faulting. A later influx of copper-rich solutions into these fault zones and/or fault intersections is manifested primarily by an increase in the abundance of chalcopyrite-bearing veins. Superimposed on the hypogene mineralization is a supergene-enriched zone, an oxide zone and a poorly-developed leached cap. The supergene-enriched zone, is characterized by chalcocite, digenite and covellite, and like the hypogene-enriched zones, is better developed in, and proximal to, the main fault zones. The oxide zone, which is dominated by malachite and chrysocolla mineralization, and the leached zone have a greater lateral persistency.

NCL believes that the north-northeast-trending fault systems were the main influence on the distribution of mineralization, and were the principal conduits for the hydrothermal fluids. However, the interplay between the north-northeast, east-west and northwest systems also appears to have had a significant influence on the distribution of mineralization. Associated with the main fault zones and the regions where interplay occurs are the zones of higher-grade hypogene, supergene-enriched and often oxide mineralization.

Historic mineral resource estimates completed by Gary Simmerman (1996) and Cobre Mantua S.A. (1998) on behalf of GMA. According to AMEC, the reliability of the estimates has not been established because neither estimate discusses a quality assurance/quality control (QAQC) program, or details pertaining to the specific gravity measurements. Therefore neither estimate is NI 43-101 compliant and both were reported as historical estimates only, and cannot be relied upon.

The AMEC mineral resources estimated in 2007 are NI 43-101 compliant Measured, Indicated and Inferred mineral resources. The measured and indicated resources estimated by AMEC, using a 0.3% CuT cut-off grade are: 115 million tonnes grading 0.50% CuT and 0.20 g/t Au.

The present NCL mineral resources is also NI 43-101 compliant. Using an economic envelope based on a copper price of US$ 1.5 /lb and a cut-off grade of 0.3% CuT, the measured and indicated resources estimated by NCL are: 184 million tonnes grading 0.48% CuT and 0.21 g/t Au.

21.0 RECOMMENDATIONS

NCL recommends that the nearby IP targets to be evaluated, in order to increase the resources and the attractiveness of the project.

The drilling program should be extended, checking if lateral resource extensions may be detected. Infill drilling, for conversion of the inferred to indicated, should also be addressed. In this effort, the investigation of a "core" of high grade in the primary zone, should be carried out, confirming or denying the hypothesis that this core may produce a significant tonnage of higher grade material.

To facilitate future studies, Coro should organize of the drilling and other project information in folders separated by hole and subject, with all relevant information.

Considering the positive results of the resource evaluation, NCL recommends to proceed to a next phase of the study, preparing a mining plan and to produce either a scoping study or a pre-feasibility study, in order to bring this deposit to production.

22.0 REFERENCES

Amec, 2007. Mineral Resources Technical Report for the San Jorge Copper-Gold Property, for Coro Mining Corp.

American Resource Corporation, Argentina, 1995. Proyecto Cobre-Oro, San Jorge. Internal report to American Resource Corporation, 1995.

Argentina Government 2006. Mining Web Site, Environmental Information: accessed 1 November 2006, http://www.mineria.gov.ar/nlegal2.asp

Argentina Government Mining Web site, Legal and Technical Information, http://www.mineria.gov.ar/nlegal2.asp

Bastida, E., 2001. Integrating Sustainability into Legal Frameworks for Mining in some Selected Latin American Countries: Centre for Energy, Petroleum and Mineral Law & Policy, University of Dundee, UK, Report No. 120 for the International Institute for Environment and Development.

Cobre Mantua S.A., 1998. Calculo Reservas Minables y Programación de la Producción. Internal report to Grupo Minero Aconcagua S.A., November 1998.

Dames & Moore, August 1997. San Jorge Project Environmental Overview Report. Prepared for Grupo Minero Aconcagua S.A.

Exploraciones Falconbridge ARG. S.A. Minera, August 1974. Informe Final de la Primero Etapa (1973-1974), Internal Report.

Exploraciones Falconbridge ARG. S.A. A collection of papers from various reports.

Fluor Daniel Wright, April 1997. San Jorge Initial Feasibility Study. Northern Orion Explorations LTD (Draft Copy). Prepared for Grupo Minero Aconcagua S.A.

Geodatos, August 1995: Estudio de Gravimetria Proyecto Yalguaraz, Sector San Jorge. Prepared for Grupo Minero Aconcagua S.A.

Henry Walker Ltd., September 1997. Budget Estimate for the San Jorge Project. Prepared for Northern Orion Explorations Ltd.

Hydro-Search Inc., June 1996. Proposal for Water Resource Development and Background Water Quality Sampling for the San Jorge Project, Argentina. Prepared for Grupo Minero Aconcagua S.A.

Lakefield Research Chile S.A., January 1997. An Investigation of the Extraction of Copper and the Determination of Acid Consumption from the San Jorge Samples (Progress Report). Prepared for Grupo Minero Aconcagua S.A.

Madrid J. and Williams E.C., 1999. Porfido Cuprífero Yalguaraz, Mendoza. In: Recursos Minerales de la Republica Argentina, (Editor E.O. O. Zappottini), Instituto de Geología y Recursos Minerales SEGEMAR, Anuales 35: pages 789-796, Buenos Aires.

McPhar Geophysical Ltd., 1967. Report on the (1966-67) Induced Polarization and Resistivity Survey, Yalguaraz, Yalguaraz Centro, and Yalguaraz Southwest Areas, Argentina for the United Nations Special Fund.

Minera Aguilar S.A., 1966 to 1968. A collection of papers from different Aguila reports.

MRDI, January, 1993. San Jorge Copper Project, Preliminary Scoping Study. Prepared for Recursos Americanos Argentinos S.A.

Panteleyev, A., 1995. Porphyry Cu+/-Mo+/-Au, in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 87-92.

Quantec Geofísica Argentina S.A., June 1997. Geophysical Report on the Transient Electromagnetic Survey Conducted for the San Jorge Exploration Project. Prepared for Grupo Minero Aconcagua S.A.

Recursos Americanos Argentinos S.A., 1992. Geologia de Superficie, Proyecto San Jorge, Internal Report.

Recursos Americanos Argentinos S.A., March 1995. The San Jorge Copper Property.

Recursos Americanos Argentinos S.A., various dates. A collection of papers from various reports.

Simmerman G., August 1996. Geological Resources and Minable Reserves of the San Jorge Copper Gold Project Volumes I and II. A Northern Orion Explorations Ltd. Internal Report.

The Economist, May 3rd-9th 2003. "Adios Menem, Hello Kirchner?".

The Economist, May 17th-19th 2003. "Don't Cry for Menem".

Torres, I.E., 2001. The Mineral Industry of Argentina 2001, US Geological Survey Minerals Yearbook – 2001.

Vector Argentina S.A., February 1997. Informe de Impacto Ambiental Etapa Exploración (Anexo II). Prepared for Grupo Minero Aconcagua S.A.

Water Management Consultants, March 1996. A Preliminary Evaluation of the Hydrogeologic Potential of the Area around the San Jorge Deposit. Prepared for Grupo Minero Aconcagua S.A.

Williams W.C., May 1996. Preliminary Report (and Annexes). Grupo Minero Aconcagua S.A. Internal Report.

William W.C., September 1996. San Jorge 3rd Quarter Report. Grupo Minero Aconcagua S.A. Internal Report.

William W.C., December 1996. San Jorge 4th Quarter Report. Grupo Minero Aconcagua S.A. Internal Report.

Williams W.C., April 1997. San Jorge – Some Considerations. Grupo Minero Aconcagua S.A. Internal Report.

Williams W.C., October 1997. San Jorge Structural Data. Grupo Minero Aconcagua S.A. Internal Report.

23.0 DATE AND SIGNATURE PAGE

The undersigned prepared this Technical report, titled *Mineral Resource Model Update for San Jorge Copper-Gold Deposit, Mendoza, Argentina* with an effective date of February 22, 2008. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Signed

Rodrigo Mello February 26, 2008

CERTIFICATE OF AUTHOR

As the author of this report on San Jorge project, pertaining to Coro Mining Corporation, I, Rodrigo Mello do hereby certify that:

I am employed by, and carried out this assignment for,

NCL Brasil Ltda

Alameda da Serra 500/315 Vale do Sereno

Nova Lima, MG

34000-000

Tel: 5531-32866126

1-I hold the following academic qualifications:

B.Sc. (Geology)	Minas Gerais University 1985
Specialization (Computing)	Goiás Catholic University 1999
In progress: MSe (Engineering)	Witwatersrand University 2000

2- I am a registered Geologist with the Regional Council of Engineering, Minas Gerais (membership number 40/462-D); as well, I am a member in good standing of some other technical associations and societies, including the Australasian Institute of Mining and Metallurgy (Member).

3- I have worked as a geologist and project manager in the minerals industry for 22 years.

4- I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 9 years as a exploration geologist/manager working in archean and tertiary environments, 9 years as a mineral resource analyst working in the evaluation of gold, copper, zinc, nickel and silver deposits, and 3 years working in project management of a gold open pit mine, dealing with all aspects of mine planning and plant construction. Specific for copper projects, I have worked in the evaluation of the projects Salobo and Boa Esperança (Brazil), Gamsbert (South Africa), (Brazil) and Esperanza and Papomono (Chile).

5- I am responsible for the preparation of this technical report titled "Mineral Resource Model Update for the San Jorge Copper-Gold Deposit, Mendoza, Argentina", and dated 22nd February, 2008. I visited the San Jorge project before starting this work, on October, 22nd to 26th, 2007.

6- I am not aware of any material fact, or change in reported information, in connection with the subject properties, not reported or considered by me, the omission of which makes this report misleading.

7- I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

8- I have read NI 43-101 and, the Technical Report and I hereby certify that the Technical Report has been prepared in accordance with NI 43-101 and meets the form requirements of Form 43-101 F1.

Dated this 27th day of February, 2008

Rodrigo de Brito Mello

24.0 ANNEX

Legal Opinion by the lawyers Diaz Araujo & Asociados, produced at the request of Coro. The original letter, in Spanish, is presented below, followed by an un-sworn translation to English.

DIAZ ARAUJO & ASOCIADOS | ABOGADOS

Mendoza, 21 de febrero de 2008

Sres. Minera
San Jorge S.A.

En virtud de su oportuna solicitud, les enviamos nuestra "Opinión Legal" referente al estado actual de las propiedades mineras a su nombre:

A.- Concesiones Mineras
1.- Expediente **789-M-59** Minera San Jorge S.A. s/ Mina "San Jorge"
2.- Expediente **9-M-62** Minera San Jorge S.A. s/ Mina "San Jorge Segunda"
Los dos expedientes están acumulados y se ha aprobado y notificado la opinión de Geología que aprueba el plan de inversiones presentado en su oportunidad.

B.- Manifestaciones de Descubrimiento en trámite, ya inscriptas a nombre de MSJ S.A.
1- 3-A-96 Manifestación Yacimiento Cobre, Plata y Oro, "DELFIN I"
2- 4-A-96 Manifestación Yacimiento Cobre, Plata y Oro, "DELFIN II"
3- 5-A-96 Manifestación Yacimiento Cobre, Plata y Oro, "SALMON I"
4- 6-A-96 Manifestación Yacimiento Cobre, Plata y Oro, "SALMON II"
5- 389-A-95 Manifestación Yacimiento Cobre, Plata y Oro, "JUMBO I"
6- 384-A-95 Manifestación Yacimiento Cobre, Plata y Oro, "ALGARROBO I"
7- 2975-M-05 Manifestación Yacimiento Cobre, Plata y Oro, "SURUBI"
8- 9-A-96 Manifestación "MERO II"

Excepto la número 7- que fue iniciada directamente por MSJ S.A. por lo cual no hay transferencia ni cesión de derechos; la cesión de derechos a favor de MSJ S.A. de las restantes se tramitaron en el expediente 2980-M-05 "MINERA SAN JORGE SA S/ INSCRIPCION DE CESION DE DERECHOS Y ACCIONES (de ARGENTINA MINERAL DEVELOPMENT SA)", Resolución 091/07 y 134/07 del Honorable Consejo de Minería, Asiento 26 Tomo 23 del Registro de Negocios de Minas e Hipotecas.

En el caso de la número 5- "JUMBO I" se ha verificado la inexistencia de mineral, por lo cual se ha solicitado, a fines de diciembre de 2007, un permiso de exploración amplio para continuar con las tareas de exploración.

C.- Las estacas Minas registradas a nombre de MSJ S.A. son las siguientes:

1- 195-V- 92 OMEGA	33- 204-M-92 MARIA GUILLERMINA
2- 194-V-92 EPSILON	34- 254-C-93 PABLO
3- 193-M-92 IOTA	35- 230-F-92 ROGELIO
4- 192-E-92 KAPPA	36- 251-A-93 FACUNDO
5- 197-L-92 DELTA	37- 327-M-93 CARLOS
6- 196-C-92 BETA	38- 326-P-93 ROQUE
7- 189-M-92 SIGMA	39- 325- P-93 ELOISA
8- 190-M-92 OMICRON	40- 324-A-93 GEORGINA
9- 191-M-92 LAMBDA	41- 907-M-95 VARADERO
10- 175-B-92 MIRTA BEATRIZ	42- 202-V-92 WILLY ROBERTO
11- 176-V-92 ELISEA BEATRIZ	43- 201-M-92 LUIS NORBERTO
12- 171-M-92 HECTOR	44- 203-M-92 ANA MARIA TERESA
13- 172-L-92 EDUARDO ANDRES	45- 177-C-92 JORGE RICARDO
14- 311-P-93 HUGO	46- 906-M-95 EMILIA
15- 312-A-93 GUSTAVO II	47- 300-G-92 SONIA
16- 315-F-93 MARTIN	48- 173-G-92 JORGE LUIS
17- 318-Y-93 ALBERTO	49- 174-G-92 ROBERTO MARIO
18- 319-F-93 CELINA	50- 228-R-93 PORLADU I
19- 320-G-93 ALEJANDRO	51- 308-J-93 GASTON
20- 321-T-93 GLADYS	52- 905-Z-95 ALICIA
21- 322-T-93 PEDRO	53- 186-B-92 GAMMA
22- 227-E-93 PORLADU II	54- 187-G- 92 THETA
23- 307-A-93 ROBERTO	55- 188-G-92 ALFA
24- 313-M-93 PASCUALA	56- 310-F-93 LUIS
25- 303-A-92 RICARDO	57- 909-R-95 VICTOR
26- 302-D-92 MARIO	58- 908-N-95 ANA MARIA
27- 301-L-92 AMALIA.	59- 317-E-93 JOSE
28- 226-P-92 HORACIO I	60- 328-G-93 VIVIANA
29- 316-T-93 LEONARDO	61- 205-E-92 NIEVES ESTHER
30- 309-S-93 ROSA	62- 253-C-93 MARIANO
31- 314-G-93 RAQUEL	63- 323-O-93 MARIA ROSA
32- 224-A-92 DANIEL	64- 911-G-95 ERNESTO
	65- 910-B-95 LILIANA

La cesión de derechos a favor de MSJ S.A. de las estacas-minas detalladas se tramitaron en el expediente 2980-M-05 "MINERA SAN JORGE SA S/ INSCRIPCION DE CESION DE DERECHOS Y ACCIONES (de ARGENTINA MINERAL DEVELOPMENT SA)", Resolución 091/07 y 134/07 del Honorable Consejo de Minería, Asiento 26 Tomo 23 del Registro de Negocios de Minas e Hipotecas y en el expediente 2177-G-2000 "GALDAME HECTOR E. S/ INSCRIPCION CESION DE DERECHOS MINEROS DE GRUPO MINERO ACONCAGUA SA A MINERA SAN JORGE SA", Resolución 36/2001 del Honorable Consejo de Minería, Tomo 21, fojas 191/198 y 199/204 del Registro de Negocios de Minas e Hipotecas .

Destacamos que hay tres estacas-minas que aún no están inscriptas a nombre de MINERA SAN JORGE S.A. y son las que corresponden a los expedientes:

1) 255-D-93 GUSTAVO I
2) 256-G-93 HORACIO
3) 249-A-93 SILVIA

D.- Los cánones correspondientes se encuentran pagos.

E.- Existen dos expedientes de formación de grupos mineros, actualmente en trámite:

1.- 2514-A-03 "A.M.D. S.A. s/ GRUPO MINERO – PRESUPUESTO UNIFICADO", cuya mensura se practicó el 22-11-2006 y se están notificando en la actualidad las mensuras de cada estaca que integra el grupo.

2.- 2475-A-03 "MINERA SAN JORGE S.A. P/INSCRIPCIÓN GRUPO MINERO – PRESUPUESTO UNIFICADO", aún no mensurado.

Saludos cordiales,

Edgardo Díaz Araujo　　　　María José Iuvaro

San Martn 610 3 "J"- (5500) Ciudad Mendoza, Argentina - Tel/ fax: 54- 261 4381506 e-mail: edgardo@diazaraujo.com.ar
Reconquista 745- PB I (1003) Ciudad de Buenos Aires, Argentina-Tel: 54-11-43130322 Fax: 4312285 e-mail: mercedesda@diazaraujo.com.ar

English Translation:

Mendoza, February 21st , 2008

Sres. Minera
San Jorge S.A.

As requested, we send out our "Legal Opinion", regarding the current stage of the mining properties and its names.

A - Mining Concessions
1 - Expedient 789-M-59 San Jorge Mining S.A s/"San Jorge" Mine
2 - Expedient 9-M-62 San Jorge Mining S.A s/"San Jorge Segunda" Mine
The two expedients are accumulated and have been approved and notified the opinion to the geology, which approved the investment plan presented in this opportunity.

B – Manifestations of Discovery in process, already registered in the name of MSJ S.A.
1- 3-A-96 Manifestation of Copper, Silver and Gold deposits, "DELFIN I"
2- 4-A-96 Manifestation of Copper, Silver and Gold deposits, "DELFIN II"
3- 5-A-96 Manifestation of Copper, Silver and Gold deposits, "SALMON I"
4- 6-A-96 Manifestation of Copper, Silver and Gold deposits, "SALMON II"
5- 389-A-95 Manifestation of Copper, Silver and Gold deposits, "JUMBO I"
6- 384-A-95 Manifestation of Copper, Silver and Gold deposits, "ALGARROBO I"
7- 2975-M-05 Manifestation of Copper, Silver and Gold deposits, "SURUBI"
8- 9-A-96 Manifestation "MERO II"

Except from number 7 – which was initiated directly by MSJ S.A for what there are neither transference nor cession of rights; the cession of rights in favor of MSJ S.A of the remaining Manifestation processes are still in process, in the expedient 2980-M-05 "MINERA SAN JORGE SA S/ INSCRIPCION DE CESION DE DERECHOS Y ACCIONES (de ARGENTINA MINERAL DEVELOPMENT SA)", Resolution 091/07 and 134/07 of the Honorable Council of Mining, ("Asiento 26 Tomo 23 del Registro de Negocios de Minas e Hipotecas")

Regarding number 5 - "JUMBO I" it has been verified the non-existence of ore, for what it was requested, in the end of December 2007, a comprehensive exploration permit in order to continue with the exploration tasks.

C – The mine claims (*estacas-mine*) registered in the name of MSJ S.A are as follow:

1- 195-V- 92 OMEGA	33- 204-M-92 MARIA GUILLERMINA
2- 194-V-92 EPSILON	34- 254-C-93 PABLO
3- 193-M-92 IOTA	35- 230-F-92 ROGELIO
4- 192-E-92 KAPPA	36- 251-A-93 FACUNDO
5- 197-L-92 DELTA	37- 327-M-93 CARLOS
6- 196-C-92 BETA	38- 326-P-93 ROQUE
7- 189-M-92 SIGMA	39- 325- P-93 ELOISA
8- 190-M-92 OMICRON	40- 324-A-93 GEORGINA
9- 191-M-92 LAMBDA	41- 907-M-95 VARADERO
10- 175-B-92 MIRTA BEATRIZ	42- 202-V-92 WILLY ROBERTO
11- 176-V-92 ELISEA BEATRIZ	43- 201-M-92 LUIS NORBERTO
12- 171-M-92 HECTOR	44- 203-M-92 ANA MARIA TERESA
13- 172-L-92 EDUARDO ANDRES	45- 177-C-92 JORGE RICARDO
14- 311-P-93 HUGO	46- 906-M-95 EMILIA
15- 312-A-93 GUSTAVO II	47- 300-G-92 SONIA
16- 315-F-93 MARTIN	48- 173-G-92 JORGE LUIS
17- 318-Y-93 ALBERTO	49- 174-G-92 ROBERTO MARIO
18- 319-F-93 CELINA	50- 228-R-93 PORLADU I
19- 320-G-93 ALEJANDRO	51- 308-J-93 GASTON
20- 321-T-93 GLADYS	52- 905-Z-95 ALICIA
21- 322-T-93 PEDRO	53- 186-B-92 GAMMA
22- 227-E-93 PORLADU II	54- 187-G- 92 THETA
23- 307-A-93 ROBERTO	55- 188-G-92 ALFA
24- 313-M-93 PASCUALA	56- 310-F-93 LUIS
25- 303-A-92 RICARDO	57- 909-R-95 VICTOR
26- 302-D-92 MARIO	58- 908-N-95 ANA MARIA
27- 301-L-92 AMALIA.	59- 317-E-93 JOSE
28- 226-P-92 HORACIO I	60- 328-G-93 VIVIANA
29- 316-T-93 LEONARDO	61- 205-E-92 NIEVES ESTHER
30- 309-S-93 ROSA	62- 253-C-93 MARIANO
31- 314-G-93 RAQUEL	63- 323-O-93 MARIA ROSA
32- 224-A-92 DANIEL	64- 911-G-95 ERNESTO
	65- 910-B-95 LILIANA

A Cession of rights in favor of MSJ S.A, of the detailed *estacas-minas* are in process in the expedient 2980-M-05 "MINERA SAN JORGE SA S/ INSCRIPCION DE CESION DE DERECHOS Y ACCIONES (de ARGENTINA MINERAL DEVELOPMENT SA)", Resoluction 091/07 y 134/07 of the Honorable Council of Mining, "Asiento 26 Tomo 23 del Registro de Negocios de Minas e Hipotecas y en el expediente 2177-G-2000 GALDAME HECTOR E. S/ INSCRIPCION CESION DE DERECHOS MINEROS DE GRUPO MINERO ACONCAGUA SA A MINERA SAN JORGE SA", Resolución 36/2001 of the Honorable Council of Mining, (Tomo 21, fojas 191/198 y 199/204 del Registro de Negocios de Minas e Hipotecas).

We point out that there are three *estacas-mine* that are not yet registered in the name of MINERA SAN JORGE S.A. and correspond to the following expedients.

4) 255-D-93 GUSTAVO I
5) 256-G-93 HORACIO
6) 249-A-93 SILVIA

D – The corresponding taxes are paid for.

E – There are two expedients regarding formation of mining groups, in process:

1.- 2514-A-03 "A.M.D. S.A. s/ GRUPO MINERO – PRESUPUESTO UNIFICADO", which measurement was presented in 22-11-2006 and for which the measurement of each *estaca* of the group was notified to the mining authorities.

2.- 2475-A-03 "MINERA SAN JORGE S.A. P/INSCRIPCIÓN GRUPO MINERO – PRESUPUESTO UNIFICADO", which are not yet measured.

Regards,

Edgardo Díaz Araujo

María José Iuvaro

News Release 08-06
March 20, 2008
TSX Symbol: COP
www.coromining.com

CORO REPORTS 2007 YEAR END RESULTS

March 20, 2008, Coro Mining Corp. ("Coro" or the "Company") (TSX Symbol: COP) is pleased to announce the release of its Financial Statements and Management Discussion and Analysis ("MD&A") for the year ended December 31, 2007. For a full understanding of the results of operations for the year ended December 31, 2007, reference should be made to the complete set of financial statements and full MD&A that is available on the Company's website at www.coromining.com. The following information has been extracted from the full version of the Company's MD&A.

1. Milestones / Highlights

- Completed Initial Public Offering ("IPO") on TSX, raising gross proceeds of CA$13.5 million (July 2007)
- San Jorge 43-101 Resource Statement and Update
- Barreal Seco 43-101 Resource Statement
- Initiated San Jorge PEA and PFS (completion expected Q208)
- Commenced scoping study on Flores Project
- Acquisition of Andrea Copper Gold Property (November 2007)
- Staked 42,300 hectares in South Central Chile
- Cerro Negro option agreement to purchase operating mine (February 2008)

2. 2007 Expenditures Review

The following table has been extracted from the MD&A and details the Company's expenditures by quarter.

Table 12: ($000's)	**Quarterly**								**Full Year**	
Expenditures summary	**Q106**	**Q206**	**Q306**	**Q406**	**Q107**	**Q207**	**Q307**	**Q407**	**2006**	**2007**
Exploration costs	$737	$545	$1,304	$1,769	$1,229	$1,372	$1,468	$1,430	$4,355	$5,499
Development costs	-	-	2,790	1,234	706	3,336	1,930	1,496	4,024	7,468
Total exploration & development	737	545	4,094	3,003	1,935	4,708	3,398	2,926	8,379	12,967
Development costs capitalized	-	-	(2,790)	(1,234)	(706)	(3,336)	(1,930)	(1,496)	(4,024)	(7,468)
Corporate costs	85	111	179	202	209	242	242	305	577	998
Depreciation and amortization	11	11	11	17	17	17	30	23	50	87
Foreign exchange loss (gain)	18	29	20	(12)	-	(2)	(264)	(354)	55	(620)
Interest income	(40)	(42)	(100)	(108)	(81)	(72)	(150)	(120)	(290)	(423)
Stock-based compensation	13	30	33	47	55	66	70	127	123	318
Net loss	$824	$684	$1,447	$1,915	$1,429	$1,623	$1,396	$1,411	$4,870	$5,859

The following table has been extracted from the MD&A and details the Company's exploration costs per quarter.

Table 13: ($000's)	Quarterly								Full Year	
Exploration expenditure	Q106	Q206	Q306	Q406	Q107	Q207	Q307	Q407	2006	2007
By type										
Administration costs	$73	$68	$261	$237	$108	$192	$159	$434	$639	$893
Consulting, labour & professional fees	126	155	164	263	337	328	261	446	708	1,372
Drilling & trenching	-	18	621	327	13	270	474	274	966	1,031
Property investigations	88	111	89	491	275	216	421	142	779	1,054
Property acquisition costs	430	161	121	398	469	323	100	50	1,110	942
Travel & accommodation	20	32	48	53	27	43	53	84	153	207
Total	**$737**	**$545**	**$1,304**	**$1,769**	**$1,229**	**$1,372**	**$1,468**	**$1,430**	**$4,355**	**$5,499**
By project										
Andrea	$-	$-	$-	$-	$-	$-	$-	$85	$-	$85
Flores	477	150	815	808	808	593	1,133	450	2,250	2,984
Gloria	-	142	9	400	36	340	65	149	551	590
Chile – General	143	92	299	231	171	282	200	632	764	1,285
Mexico	117	161	181	330	214	157	70	114	789	555
Total	**$737**	**$545**	**$1,304**	**$1,769**	**$1,229**	**$1,372**	**$1,468**	**$1,430**	**$4,355**	**$5,499**

Andrea

In November 2007, the Company announced the acquisition of the Andrea Copper Gold Property and the acquisition, by staking, of a number of claim positions in south-central Chile.

Flores

In May 2007, the Company completed a 43-101 compliant resource on the Barreal Seco deposit part of the Flores Group of Projects. Subsequent to this resource statement the Company has drilled a further 17,968 meters (101 Reverse Circulation ("RC") holes) into the various Flores properties. An updated resource is expected to be released for the Barreal Seco deposit in the second quarter of 2008 and a 43-101 resource statement is also expected to be established for the Salvadora property in the second quarter of 2008.

Barreal Seco's leachable and primary resources, using a 0.30% CuT cutoff, have been estimated as follows (from NI 43-101 Technical Report, dated February 2007, by AMEC Americas Limited). For a full copy of the Barreal Seco Resource reference should be made to the Company's website. At the neighboring Salvadora property a total of 5,828 meters (39 RC holes) were drilled in 2007. For the full results of the drill program reference should be made to the Company's News Release 07-08.

At Barreal Seco, metallurgical tests and crushability tests are expected to be completed in the first quarter of 2008. The Company now anticipates that the scoping study will be evaluating the potential for producing copper cathode from the Flores group of projects. Power, water and acid studies are also currently being completed internally by our development team and are expected to be completed in the first quarter of 2008.

Gloria
The Gloria prospect, in Chile, comprised two claim blocks, one of which is wholly owned and the other which was under an option agreement. In the fourth quarter a drill program of 674 meters (6 RC holes) was completed. The disappointing results from the drill program have resulted in the Company discontinuing its payments under the option agreement.

Chile – General
At its wholly owned Cerro-Chacay property, located next to Global Copper's Relincho copper/molybdenum porphyry deposit, a short re-assaying program and mag survey was undertaken. The re-assaying indicated that the mineralization, encountered in two holes, comprised mixed copper oxide and chalcocite, exhibiting high total solubility, rather than mixed oxides and primary sulphides as previously inferred.

Development Costs - San Jorge, Argentina
The Company has engaged GRD Minproc to complete a Preliminary Economic Assessment ("PEA") of producing 35-50,000 tonnes per annum of copper in concentrates, with a significant gold credit, from flotation of the enriched and primary resources. This PEA is scheduled for completion in the second quarter of 2008. The Company's ability to develop the oxide resources at San Jorge was dealt a setback in June 2007 when the Provincial Government of Mendoza introduced legislation that prohibited the use of toxic chemicals including sulphuric acid in any mining activity in the Province. The Company believes that this legislation is unconstitutional and has filed an action against the Provincial Government of Mendoza ("Government") in an attempt to protect its rights to process the oxide resources at San Jorge with sulphuric acid. The claims pursued with the action are related to discrimination, unreasonable prohibition, and excess in the legislation to control an industrial activity. The Government has responded and defended the legislation with the original arguments which led to the law being passed. The next step is to open the case to trial which could take anywhere from seven months to a year to conclude

Notwithstanding, the Company continues to work towards the completion of an independent PFS, which contemplates production of 25,000 tonnes per annum of cathode copper, via heap leaching and solvent extraction/electrowinning ("SX/EW"), from the oxide and enriched resources only. In order to incorporate the positive results of recent drilling into a new resource model, the PFS is now expected to be completed in the second quarter of 2008. The current legislation should not impact the development of a flotation only operation and the Company will work with the newly elected Provincial Government to demonstrate that the San Jorge Project can be developed in an environmentally responsible manner to the lasting economic and social benefit of the local community and the Province.

3. Cash and Financing

As of Feb 29, 2008 the Company had cash and cash equivalents of $8.3 million (Dec 31, 2007: $10.0m). As at December 31, 2007 the Company had raised $28.9 million in cash through the issuance of common shares. No debt has been raised by the Company at this time. The cash has been used to acquire and advance the San Jorge project ($8.5 million). A further $5.1 million has been spent on the acquisition and development of the Flores group of properties. A further $3.3 million has been spent on exploration in Chile and $1.5 million in Mexico.

4. Outlook

Cerro Negro Copper Mine
The main focus of our exploration and development team for the first six months of the year will be completing a thorough evaluation and due diligence of the Cerro Negro mine. Prior to March 24, 2008, the Company will look to complete a "fatal flaw" evaluation on Cerro Negro before committing to the $1.0 million option payment. Should the Company proceed past this point, the Company will then complete a full due diligence on the existing operation and any potential that might exist for production enhancements and expansions. Upon initial examination, it would also appear there is potential upside from an exploration perspective on the property itself and the surrounding district and Coro will look to thoroughly investigate these opportunities.

During the initial due diligence period, the Company will also further continue its discussions with potential lenders to determine the optimal capital structure of the transaction and to determine how the acquisition cost will be financed. As a result of this focus on Cerro Negro some of the Company's other exploration programs planned for 2008 maybe deferred until late in 2008. Once the Company has established NI 43-101 compliant resources it hopes to provide greater guidance on the operational capability of Cerro Negro.

San Jorge
The results from the PEA on the flotation of the enriched and primary ore will determine the outlook for the San Jorge project. If positive, the Company will look to proceed to permitting of a flotation operation by the end of 2008 and will continue to demonstrate that the San Jorge project can be developed in a socially and environmentally responsible manner to the benefit of the local community and Province. It will also continue with its legal action against the Provincial Government claiming that the legislation banning the use of sulphuric acid is unconstitutional, in an attempt to improve the economics of the flotation project and avoid treating the oxide resources as waste.

Flores Group
The Company expects to be able to report on an update to the leachable and primary sulphide resources at Barreal Seco in the second quarter of 2008. It also expects to be able to establish a 43-101 compliant resource statement from the 5,828 meters (39 RC holes) of drilling that was undertaken during 2007 at the Salvadora property. The Company is currently undertaking a scoping study on the Flores group of properties that is expected to be completed in the second quarter of 2008. If positive, an independent pre-feasibility study could be completed by the end of the year.

Exploration
In Southern Chile, the Company intends to complete internal surface mapping and sampling to confirm targets. The Company will also seek a major company to partner in the exploration of the staked areas in Southern Chile. At Andrea, surface sampling and mapping will continue. The Company will look to drill test Andrea in the second quarter of 2008. At Cerro-Chacay the Company intends to drill test this prospect later in 2008.

The above information has been extracted from the Company's full MD&A and reference should made to the Conpany's complete financial statements and MD&A that are available on its website at www.coromining.com.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

CORO MINING CORP.

News Release 08-06
(continued)

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, an option to acquire the Cerro Negro copper mine in Chile, as well as other exploration properties located in Chile and Mexico.

For further information please visit our website at www.coromining.com or contact Michael Philpot, Executive Vice-President, at (604) 682 5546 or email investor.info@coromining.com

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

Form 52-109F1 *Certification of Annual Filings*

I, ***Alan Stephens, President and Chief Executive Officer of Coro Mining Corp.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Coro Mining Corp.*** (the issuer) for the period ending ***December 31, 2007***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 19, 2008

Alan Stephens
President and Chief Executive Officer
Coro Mining Corp.

Form 52-109F1 ***Certification of Annual Filings***

I, ***Damian Towns, Chief Financial Officer of Coro Mining Corp.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Coro Mining Corp.*** (the issuer) for the period ending ***December 31, 2007***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 19, 2008

Damian Towns
Chief Financial Officer
Coro Mining Corp.


CORO
MINING CORP.
Management Discussion and Analysis for the Fourth Quarter and Year Ended December 31, 2007
(expressed in U.S. Dollars)

March 20, 2008

For further information on the Company reference should be made to the Company's public filings which are available on SEDAR. Information is also available at the Company's website www.coromining.com. In addition, reference should be made to the risk factors section of the most recently filed Annual Information Form ("AIF") or the Company's 2007 prospectus. The following information is prepared in accordance with Canadian GAAP and denominated in United States dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2007.

Table of Contents:

1 PROFILE AND STRATEGY

1.1 Profile

Coro Mining Corp. (the "Company" or "Coro") is a development stage mining company that was incorporated in 2004 and commenced activities in 2005. In July 2007, the Company completed its initial public offering ("IPO") and listed on the Toronto Stock Exchange, under the symbol "COP". As at March 19, 2008 the Company had 36,209,439 shares outstanding and had a market capitalization of CA$43.5 million.

The Company has its registered corporate office based in Vancouver, Canada with its principal exploration and development team located in Santiago, Chile to assess opportunities in Latin America, principally Argentina and Chile. In Argentina, the Company is currently developing its medium sized San Jorge porphyry copper-gold deposit, located in Mendoza, west-central Argentina. The Company is acquiring a 100% interest in San Jorge through an option agreement dated August 2006.

In 2007, the Company completed a 43-101 compliant resource estimate (subsequently updated January 2008). The current measured and indicated resources, using a 0.30% cut off, are 0.93 million tonnes of contained copper and 1.2 million ounces of gold. The Company has commissioned GRD Minproc to undertake an independent preliminary economic assessment ("PEA") of a flotation only operation to produce 35-50,000 tonnes of contained copper per year from the enriched and sulphide portion of the ore body. In June 2007, the Mendoza Provincial Legislature passed legislation banning the use of sulphuric acid in any mining activity in the province, which in principle does not preclude conventional flotation treatment. Sulphuric acid is the principal agent generally used in the processing of oxide ore. The Company is challenging the constitutionality of this legislation through the courts in an attempt to have this legislation amended (refer to section 3.2). The inability to process the oxide portion of the ore body means that the oxides have to be treated as waste which impacts the economics of the project.

Prior to the introduction of the legislation banning the use of sulphuric acid, the Company had commissioned an independent pre-feasibility study ("PFS") on a leach only operation to produce 25,000 tonnes of cathode per year. The results of this study and the PEA are expected to be released during the second quarter of 2008.

In February 2008, Coro entered into an option agreement to acquire the Cerro Negro copper mine, located in Region V of Chile. Cerro Negro comprises a combined open pit and underground operation producing copper cathodes via heap leach, copper-silver concentrates via flotation and copper sulphates, as well as the toll treatment of third party oxide ores. Current design capacity is 6,000 tonnes of copper cathode, 9,600 tonnes of copper-silver concentrate, and 4,200 tonnes of copper sulphate per year. Under the terms of the option agreement, the Company will have until March 24, 2008 to complete a preliminary evaluation, after which it may enter into an initial due diligence period of 105 days by paying $1.0 million. On or before July 7, 2008, the Company may elect to proceed to a second stage due diligence by paying a further $1.0 million. On or before September 18, 2008, the Company may exercise its option to acquire 100% of Cerro Negro by agreeing to pay the balance of $38 million. The sellers of Cerro Negro have also agreed that at the date of exercise of the option, Cerro Negro will have a minimum of $10.0 million in cash and cash equivalents.

In Chile, the Company is currently exploring and developing its Flores group of properties which include the Barreal Seco deposit and Salvadora, Celeste and Flor de Lirio properties. The Barreal Seco IOCG type deposit, of which Coro is acquiring 75%, is located on the boundary of Regions II & III, in Chile. In May 2007, a 43-101 compliant resource estimate was completed that indicated a measured and indicated leachable resource, using a 0.30% cutoff, of 351 million pounds of copper. The nearby Salvadora IOCG type deposit is located 17km southwest of the Barreal Seco deposit, and an initial resource 43-101 compliant resource statement is expected in the second quarter of 2008.

An internal evaluation of a central processing facility for the Flores group of properties is currently being undertaken and is expected to be completed in the second quarter of 2008. The Barreal Seco deposit is also situated 20km southwest from Centenario's Franke leachable copper deposit that is currently under construction.

In South Central Chile, the Company is also acquiring 100% of the Andrea group of properties located in the Region VII of Chile, which comprises two exploitation claims totalling 670 hectares. The Company has also staked a number of areas (42,300 hectares) in South Central Chile which it believes is an under explored copper porphyry belt.

2007 MD&A (expressed in U.S. Dollars) TSX Symbol: COP

In addition, the Company owns 100%, subject to a 2% Net Profit Interest, of the Cerro-Chacay copper deposit which is located 12km southeast of Global's Copper Relincho property.

1.2 Strategy

Coro was founded with the goal of building a mining company focused on medium-sized base and precious metals deposits in Latin America. It intends to achieve this goal through the exploration for, and acquisition of, projects that can be developed and placed into production. The Company is also focused on achieving near term cash flow either through its pipeline of development projects or acquisitions.

The Corporation's strategy is to become a mid-tier copper producer. It intends to do this by identifying, securing and developing resources containing a minimum of 200,000 tonnes of contained copper that are located in areas with established infrastructure. Coro's business model focuses on advancing multiple smaller individual assets that are at different stages which should result in projects that are easier to finance, construct and generate positive cash flow in a shorter period of time. As Coro is a development stage company, its focus is on projects that are too small for established mining companies to place into production. For higher risk and/ or earlier staged projects the Company either seeks a joint venture partner or a strategic relationship. To minimize any political and execution risks associated with its strategy, Coro intends to focus its strategy in countries with political stable jurisdictions and on projects with low capital costs.

Coro's focus on copper stems from its management's team extensive experience with the base metal and the belief that the price of copper will remain high due to strong demand from developing countries such as China and India.

2 KEY PERSONNEL AND COMPETENCIES

2.1 Key Personnel

At a time where finding key people in the mining industry is becoming increasingly difficult, Coro has managed to establish a strong management and development team with proven track records in Chile which is ably supported by a well experienced independent Board of Directors.

The Board of Directors is comprised of four Independent Directors and two Executive Directors. The Board is chaired by Robert Watts an Independent Director with over 40 years experience in the mining industry. The four Independent Directors have significant experience in the fields of Exploration, Accounting & Finance, Mining Law, and Mining Operations. Alan Stephens is the President and CEO of the Company and has over 31 years of international mining experience including Latin America.

Our Development Team is led by Juan Carlos Roman (VP of Operations and Development) who has over 25 years of experience in Chile and over 28 years of industry and finance experience. The Development team is comprised of five individuals who have more than 100 years of combined mining experience. This group boasts considerable expertise with involvement in developing Latin American mining projects, including Spence, Collahuasi, Mantos Blancos, Minera Michilla, Miera El Tesoro, El Teniente, San Cristobal, Los Bronces and Minera Disputada.

Our exploration team is led by Angelo Peri (Vice President of Exploration) who has over 22 years of experience in exploration.

2.2 Cash and Financing

As of Feb 29, 2008 the Company had cash and cash equivalents of $8.3 million (Dec 31, 2007: $10.0m). As at December 31, 2007 the Company had raised $28.9 million in cash through the issuance of common shares. No debt has been raised by the Company at this time. The cash has been used to acquire and advance the San Jorge project ($8.5 million). A further $5.1 million has been spent on the acquisition and development of the Flores group of properties. A further $3.3 million has been spent on exploration in Chile and $1.5 million in Mexico.

2007 MD&A (expressed in U.S. Dollars) TSX Symbol: COP

3 MILESTONES AND PROJECT UPDATE

3.1 Milestones / Highlights

- Completed Initial Public Offering ("IPO") on TSX, raising gross proceeds of CA$13.5 million (July 2007)
- San Jorge 43-101 Resource Statement and Update
- Barreal Seco 43-101 Resource Statement
- Initiated San Jorge PEA and PFS (completion expected Q208)
- Commenced scoping study on Flores Project
- Acquisition of Andrea Copper Gold Property (November 2007)
- Staked 42,300 hectares in South Central Chile
- Cerro Negro option agreement to purchase operating mine (February 2008)

3.2 San Jorge, Argentina

Company has engaged GRD Minproc to complete a PEA of producing 35-50,000 tonnes per annum of copper in concentrates, with a significant gold credit, from flotation of the enriched and primary resources. This PEA is scheduled for completion in the second quarter of 2008. The Company's ability to develop the oxide resources at San Jorge was dealt a setback in June 2007 when the Provincial Government of Mendoza introduced legislation that prohibited the use of toxic chemicals including sulphuric acid in any mining activity in the Province. The Company believes that this legislation is unconstitutional and has filed an action against the Provincial Government of Mendoza ("Government") in an attempt to protect its rights to process the oxide resources at San Jorge with sulphuric acid. The claims pursued with the action are related to discrimination, unreasonable prohibition, and excess in the legislation to control an industrial activity. The Government has responded and defended the legislation with the original arguments which led to the law being passed. The next step is to open the case to trial which could take anywhere from seven months to a year to conclude.

Notwithstanding, the Company continues to work towards the completion of an independent PFS, which contemplates production of 25,000 tonnes per annum of cathode copper, via heap leaching and solvent extraction/electrowinning ("SX/EW"), from the oxide and enriched resources only. In order to incorporate the positive results of recent drilling into a new resource model, the PFS is now expected to be completed in the second quarter of 2008. The current legislation should not impact the development of a flotation only operation and the Company will work with the newly elected Provincial Government to demonstrate that the San Jorge Project can be developed in an environmentally responsible manner to the lasting economic and social benefit of the local community and the Province.

At San Jorge, a 2007 drilling program comprising a total of 27 diamond drill holes for 4,177 meters was completed, aimed at expanding and further defining the in-pit copper/gold resource base. Ten infill holes were drilled within the existing measured and indicated resources and have resulted in improved resource definition and categorization, particularly of the enriched and primary sulphide ore types. They have also provided further confidence in the gold distribution, given that some of the older drill holes were not assayed for gold. Eight of the ten holes ended in sulphide mineralization, which should enable the Company to significantly extend the sulphide resource with future drill programs.

Step out drilling was completed peripheral to the existing measured and indicated resource and was aimed at defining additional oxide and enriched resources, as well as to convert inferred resources to the indicated category. Eight of the seventeen stepout drill holes ended in sulphide mineralization.

2007 MD&A (expressed in U.S. Dollars) TSX Symbol: COP

In January 2008, the Company updated its resources at San Jorge as shown in Table 1:

Table 1:
San Jorge Project Mineral Resources (at 0.30 % CuT cutoff)

Domain	Category	Tonnage (Ktons)	CuT (%)	CuT Metal (klb)	CuSol (%)	CuCN (%)	Au (g/t)	Au Metal (koz)
Oxide	Measured	19,425	0.59	250,803	77	7	0.23	147
Oxide	Indicated	12,852	0.46	129,223	74	8	0.20	81
Oxide	**Measured + Indicated**	**32,276**	**0.53**	**380,026**	**76**	**7**	**0.22**	**228**
Oxide	Inferred	1,054	0.39	9,083	59	13	0.12	4
Enriched	Measured	24,315	0.67	356,763	20	40	0.21	167
Enriched	Indicated	1,648	0.47	17,076	18	35	0.20	11
Enriched	**Measured + Indicated**	**25,963**	**0.65**	**373,839**	**20**	**40**	**0.21**	**177**
Enriched	Inferred	395	0.52	4,524	19	25	0.07	1
Primary	Measured	36,043	0.49	391,629	4	5	0.23	272
Primary	Indicated	100,162	0.41	905,486	3	5	0.18	580
Primary	**Measured + Indicated**	**136,205**	**0.43**	**1,297,114**	**4**	**5**	**0.19**	**852**
Primary	Inferred	71,524	0.37	578,575	3	6	0.14	332
Total	Measured	79,782	0.57	999,194	28	15	0.22	586
Total	Indicated	114,662	0.42	1,051,785	12	8	0.18	672
Total	**Measured + Indicated**	**194,445**	**0.48**	**2,050,979**	**20**	**13**	**0.21**	**1,257**
Total	Inferred	72,974	0.37	592,182	4	8	0.14	337

Resources reported as follows: Copper Cutoff grade for all domains 0.3%. The gold estimates are the average grade for each resource category, since the shorter variographic ranges do not permit the same level of precision as for the copper estimates.

During 2007, the Company was only capitalizing costs associated with its development project, San Jorge. The following table summarizes the quarter by quarter expenditures and indicates the life to date ("LTD") expenditure on the project.

Table 2: (000's)			**Quarterly**				**Full Year**		
San Jorge Expenditures	**Q306**	**Q406**	**Q107**	**Q207**	**Q307**	**Q407**	**2006**	**2007**	**LTD**
Engineering & infrastructure	$-	$-	$27	$727	$194	$505	$-	$1,453	$1,453
Environmental	-	2	4	100	26	(3)	2	127	129
General & admin	121	470	540	568	630	557	591	2,295	2,886
Geology	-	762	87	228	884	275	762	1,474	2,236
Metallurgy	-	-	48	175	169	114	-	506	506
Mine Planning	-	-	-	32	27	47	-	106	106
Property acquisition costs	2,669	-	-	1,506	-	-	2,669	1,506	4,175
Total costs capitalized	$2,790	$1,234	$706	$3,336	$1,930	$1,495	4,024	$7,467	$11,491


$000's
Figure 3: Development Expenditures By Type
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Q306
Q406
Q107
Q207
Q307
Q407
Quarter
Property acquisition costs
Mine Planning
Metallurgy
Engineering & infrastructure
Geology
General and admin
Environmental

General & administration costs comprise 31% (Q407: 37%), engineering and infrastructure costs comprise 19% (Q407: 34%) and property acquisition costs comprise 20% (Q407: 0%) of the total development spend on San Jorge for the year. The main components of general and administration are a portion of the salary costs of our development team who are working on San Jorge and the provision for value-added taxes ("VAT") in Argentina. In Argentina, it is possible to get VAT refunded but the process is time consuming and recovery is not necessarily certain. As a result, the Company has elected to fully provide for its VAT receivable and defer these costs as part of the San Jorge project. Any recovery of VAT will be credited against deferred development costs should it arise.

Engineering and infrastructure costs are principally comprised of the costs of the pre-feasibility study, being undertaken in conjunction with Ausenco, for the leach only operation of the oxide and enriched ore at San Jorge. The property acquisition costs relates to payments made to Global Copper under the terms of the option agreement and are comprised of cash payments of $0.3 million, the deemed value of shares issued $0.7 million and the assumption of a future income tax liability of $0.5 million associated with the payments made to Global Copper.

Geology costs during the year include the drill program undertaken in the third quarter to update the 43-101 resource statement noted in table 1. In the later half of the second quarter and in the third quarter the Company completed 4,177 meters of diamond drilling (27 holes). Metallurgy costs include the costs of estimating the predicted leach recoveries and column test work.

3.3 Cerro Negro Option Agreement

In February 2008, Coro entered into an option agreement to acquire the Cerro Negro copper mine. Cerro Negro comprises a combined open pit and underground operation producing copper cathodes via heap leach, copper-silver concentrates via flotation, and copper sulphates, as well as the toll treatment of third party oxide ores. Current capacity is 6,000 tonnes of copper cathode, 9,600 tonnes of copper-silver concentrate, and 4,200 tonnes of copper sulphate per year. The terms of the option agreement, are discussed in section 1.1.

The Cerro Negro mine is located 37km south east of the town of Cabildo in the Province of Petorca, Region V of Chile, and approximately 210km north of Santiago. The mine is situated within an established mining district and is located approximately 25km northeast of the Anglo American's El Soldado mine. Cerro Negro is a flat lying manto type deposit hosted by Cretaceous age volcanics and sediments. Oxide ores are mined by open pit methods while sulphide ores are largely produced by underground methods, particularly room and pillar, and smaller satellite ore bodies are selectively underground mined by independent contract miners on a price participation basis.

Operations commenced in 1944, and between 1983 and 1996, Cerro Negro operated exclusively as a 1,200 tonnes per day ("tpd") concentrator, producing up to 5,000 tonnes per year copper ("tpy") in concentrates. In 1997, at a time of low copper prices and high costs, Cerro Negro was sold to its employees, and a small copper precipitate plant was subsequently installed. According to the sellers, this leaching operation was converted to Solvent Extraction (SX) in 1999 to produce copper sulphate and in 2001-02 to a 3,000 tpy SX/EW operation; it was further expanded in 2005 to 4,000 tpy capacity and in 2007 to its current capacity of approximately 6,000 tpy copper cathode. Coro has been advised by the sellers that copper in concentrate production has averaged approximately 1,900 tpy since 1998. The toll treatment of oxides is governed by an agreement with Enami which purchases third party ore trucked in from small artisanal mines in the surrounding district.

The seller has also advised that the Enami agreement extends to 2011 and is for production of up to approximately 2,000 tpy Cu in cathode. The foregoing information relating to the Cerro Negro mine has been provided to the Company by the seller but has not yet been independently verified by the Company and is subject to verification by the Company.

3.4 Flores Group, Chile

In May 2007, the Company completed a 43-101 compliant resource on the Barreal Seco deposit part of the Flores Group of Projects. Subsequent to this resource statement the Company has drilled a further 17,968 meters (101 Reverse Circulation ("RC") holes) into the various Flores properties. An updated resource is expected to be released for the Barreal Seco deposit in the second quarter of 2008 and a 43-101 resource statement is also expected to be established for the Salvadora property in the second quarter of 2008.

At the Barreal Seco deposit, a drilling program comprising a total of 43 Reverse Circulation ("RC") holes for 8,510 meters was completed during the year, 14 of these holes (3,160 meters) were aimed at converting inferred oxide and primary sulphide resources into the measured and indicated category. A further 18 holes (3,150 meters) were aimed at defining the limits to the existing resource and 11 holes (2,200 meters) exploring geophysical targets on the property. The Company is awaiting the final assay results and expects to release the results of this drill program in the second quarter of 2008.

Barreal Seco's leachable and primary resources, using a 0.30% CuT cutoff, have been estimated as follows (from NI 43-101 Technical Report, dated February 2007, by AMEC Americas Limited). For a full copy of the Barreal Seco Resource reference should be made to the Company's website.

Table 3:
Barreal Seco's Leachable Resources (at 0.30% CuT cut off)

Domain	Category	(t)	CuT (%)	CuT Metal (lb)
Oxide	Measured + Indicated	26,289,372	0.561%	325,035,655
Mixed	Indicated	1,429,912	0.551%	17,355,338
Leached	Indicated	1,036,303	0.381%	8,712,955
Total	**Measured + Indicated**	**28,755,587**	**0.554%**	**351,103,948**
Oxide	Inferred	3,167,888	0.427%	29,842,011
Mixed	Inferred	426,631	0.458%	4,303,130
Leached	Inferred	459,305	0.350%	3,544,285
Total	**Inferred**	**4,053,824**	**0.422%**	**37,689,426**

At the neighboring Salvadora property a total of 5,828 meters (39 RC holes) were drilled in 2007. For the full results of the drill program reference should be made to the Company's News Release 07-08.

During the third quarter of 2007, the Company completed a first pass drilling program of 19 RC holes (3,630 meters) at Celeste, another of the Flores properties. The first pass program indicated only limited oxide potential and the Company is currently reviewing the sulphide potential at Celeste.

At Barreal Seco, metallurgical tests and crushability tests are expected to be completed in the first quarter of 2008. The Company now anticipates that the scoping study will be evaluating the potential for producing copper cathode from the Flores group of projects. Power, water and acid studies are also currently being completed internally by our development team and are expected to be completed in the first quarter of 2008.

2007 MD&A (expressed in U.S. Dollars) TSX Symbol: COP

The following table summarizes the quarter by quarter exploration expenditures and indicates the LTD expenditure on the Flores project.

Table 4: ($000's)	Quarterly								Full year		
Flores Expenditures	**Q106**	**Q206**	**Q306**	**Q406**	**Q107**	**Q207**	**Q307**	**Q407**	**2006**	**2007**	**LTD**
Admin costs	$4	$3	$6	$36	$9	$21	$12	$15	$49	$57	$106
Consult, lab & prof[1]	-	55	47	137	196	120	118	164	239	598	837
Drilling & trenching	-	18	617	292	13	245	473	203	927	934	1,861
Property investigations	40	67	58	264	221	180	404	45	429	850	1,279
Property acquisition	430	-	58	50	361	10	100	-	538	471	1,009
Travel & accommodation	3	7	29	29	8	17	26	23	68	74	142
Total expenditures	$477	$150	$815	$808	$808	$593	$1,133	$450	$2,250	$2,984	$5,234

[1] Consulting, labor and professional fees

Drilling and trenching costs comprise 31% (Q4: 45%), property investigations costs comprise 29% (Q4: 10%) and consulting, labor and professional fees comprise 20% (Q4: 36%) of the total exploration spend on the Flores group of properties. Drilling and trenching costs stem from the 17,968 meters (101 RC holes) (Q4: 3,452m (23 RC holes)) of drilling that were previously discussed. Property investigation costs comprise assay costs and the payment of mining patentes (licenses). Consulting, labor and professional fees include the costs of the NI 43-101 compliant resource statement completed in May 2007 on the Barreal Seco deposit by AMEC.

3.5 Other Chilean Exploration

The Gloria prospect, in Chile, comprised two claim blocks, one of which is wholly owned and the other which was under an option agreement. In the fourth quarter a drill program of 674 meters (6 RC holes) was completed. The disappointing results from the drill program have resulted in the Company discontinuing its payments under the option agreement.

At its wholly owned Cerro-Chacay property, located next to Global Copper's Relincho copper/molybdenum porphyry deposit, a short re-assaying program and mag survey was undertaken. The re-assaying indicated that the mineralization, encountered in two holes, comprised mixed copper oxide and chalcocite, exhibiting high total solubility, rather than mixed oxides and primary sulphides as previously inferred.

In November 2007, the Company announced the acquisition of the Andrea Copper Gold Property and the acquisition, by staking, of a number of claim positions in south-central Chile.

The following table summarizes the quarter by quarter expenditures and the life to date expenditure on the Company's other exploration properties in Chile. The costs associated with the Gloria project are also incorporated in the following table.

Table 5: ($000's)	Quarterly								Full Year		
Other Exploration Chile	**Q106**	**Q206**	**Q306**	**Q406**	**Q107**	**Q207**	**Q307**	**Q407**	**2006**	**2007**	**LTD**
Administration costs	$32	$45	$228	$161	$70	$148	$131	$387	$466	$736	$1,242
Consult, lab & prof	92	51	64	61	87	126	102	218	268	533	1,031
Drilling & trenching	-	-	-	-	-	-	-	71	-	71	106
Property investigations	12	19	9	53	23	23	16	89	93	151	338
Property acquisition	-	111	-	347	20	313	-	50	458	383	842
Travel & accommodation	6	8	6	8	7	12	16	51	28	86	141
Total exploration costs	$142	$234	$307	$630	$207	$622	$265	$866	$1,313	$1960	$3,700

Consulting, labour & professional fees comprise 27% (Q407: 25%), administration costs comprise 38% (Q407: 4[illegible]%) and property acquisition costs comprise 20% (Q407: 6%) of the total other exploration costs in Chile during the year. The consulting, labor & professional fees include an allocation for the salary costs associated with running and maintaining the exploration and development office in Chile. Included within administration costs are rent charges and also the provision for VAT in Chile, which accounts for approximately 70% of the total administration cost in exploration. In Chile, it is not

possible to get VAT refunds until the Company commences production and as a result management has take a full provision against its VAT receivable in Chile. The main property acquisition cost related to the Gloria propert .

3.6 Exploration, Mexico

The following table summarizes the quarter by quarter expenditures and the life to date expenditure on exp oration properties in Mexico. This table includes the costs associated with the Cordero-Sanson project.

Table 6: (000's)	Quarterly								Full Year		
Exploration, Mexico	**Q106**	**Q206**	**Q306**	**Q406**	**Q107**	**Q207**	**Q307**	**Q407**	**2006**	**2007**	**LTD**
Administration costs	$37	$20	$26	$42	$29	$23	$16	$32	$125	$100	$291
Consult, lab & prof	33	50	53	65	54	82	41	64	201	241	512
Drilling & trenching	-	-	4	34	-	25	1	-	38	26	64
Property investigations	36	25	22	174	31	13	1	8	257	53	343
Property acquisition	-	50	63	-	88	-	-	-	113	88	206
Travel & accommodation	11	16	13	15	12	14	11	10	55	47	105
Total exploration	$117	$161	$181	$330	$214	$157	$70	$114	$789	$555	;1,521

The decrease in exploration spending in Mexico in the third and fourth quarter can be explained by a temporary re luction in labour costs.

In March 2008, the Company entered into a letter of intent with Valley High Ventures Ltd ("VHV") to transf r Coro Mexico's properties and exploration activities to VHV. Upon completion of the agreement, Coro shall receive a ; et to be determined number of shares of VHV based on Coro's investment in Mexico. As the activities of Mexico we being expensed in the books of Coro, as they occurred, the Company would look to book a gain on disposal once the tra saction is completed. The disposition of Coro properties in Mexico allows the Company to further focus on its opportu ities in Chile and Argentina while still retaining an interest in the Mexican properties through its equity investment in /HV.

4 2007 FINANCIAL POSITION REVIEW

4.1 Cash and Working Capital

Table 7: ($000's) Cash and Working Capital	Dec-06	] ec-07
Cash and cash equivalents	$10,074	$ 0,025
AR and prepaids	266	326
Other current assets	-	-
AP and accruals	(1,591)	(1,664)
Net working capital	$8,749	8,687

A significant portion of the Company's working capital position is its cash and cash equivalents. The Company co itinued funding its exploration and development activities during the year which was offset by the net proceeds from ts IPO offering in July of $11.0 million. The net proceeds of the IPO were intended to be used and are being used to com lete its exploration program, a scoping study and a pre-feasibility study on its Flores group of properties and to complet a pre-feasibility study on San Jorge. The proceeds were also used to fund the property acquisitions costs during the re ainder of 2007 and provide some additional proceeds for general corporate purposes.

Accounts receivable and prepaids were $0.3 million (2006: $0.3m) with the main component relating to interest ac rued on short term deposits and VAT in Mexico.

4.2 Other Assets and Liabilities

Table 8: ($000's) **Other Assets and Liabilities**	**Dec-06**	**Dec-07**
Property, plant and equipment	$672	$787
Mineral property interests	4,024	11,491
Other assets	44	16
Total other assets	4,740	12,294
Future income tax liability	406	934
Total other liabilities	$406	$934

Property, plant and equipment increased during the year end due to capital outlays at San Jorge.

Mineral property interests are comprised of the capitalized development costs associated with the San Jorge project. For a full understanding of those amounts being capitalized reference should be made to section 3.2 of this MD&A. The Company continues to expense its exploration spend on the Flores group of projects as mineral resources are currently below the Company's designated minimum and the Company does not currently have enough information to make the assessment that it will be able to recover its costs on Flores.

The Company has not taken any provision or writes down on its capitalized costs for San Jorge, as a result of the introduction of the legislation banning the use of toxic chemicals in Mendoza. The Company believes that it has several avenues available to be able to successfully develop the San Jorge project and therefore recover its costs. These include, but are not limited to, having the current legislation amended so that a leach only project using sulphuric acid can be put into production or developing a flotation only operation that does not require the use of sulphuric acid.

The future income tax liability stems from the payments made to Global Copper for the acquisition costs associated with San Jorge. The share issuance costs and cash payments made have no tax base in Argentina and therefore these payments result in a future income tax liability. The increase in June is due to the property option payment that was paid to Global Copper in the second quarter of 2007.

Total assets as at December 31, 2007 were $22.6 million (2006: $15.1m) and total liabilities were $2.6 million (2006: $2.0m).

4.3 Equity and Financings

Table 9: ($000's) **Shareholders' Equity**	**Dec-06**	**Dec-07**
Common shares	$18,417	$30,159
Contributed surplus	126	882
Accumulated other comprehensive income	150	475
Deficit	(5,610)	(11,469)
Total shareholders equity	$13,083	$20,047

As at February 29, 2008 and December 31, 2007 the Company had 36,209,439 shares outstanding. Reference should be made to Table 10 and the subsequent commentary for a full understanding of the equity offerings that have occurred to date. As at December 31, 2007 the Company also had 2,630,000 options outstanding with an average exercise price of CA$0.99. 420,000 warrants were also outstanding with an exercise price of CA$2.25 that were issued in conjunction with its IPO.

The increase in contributed surplus is due to the accounting costs recorded for stock-based compensation for the twelve months ended December 31, 2007. Also included in contributed surplus is $0.3 million for the deemed value of 420,000 warrants issued in connection with the Company's IPO.

The movement in accumulated other comprehensive income relates to the movement of the Canadian dollar against the U.S. dollar up to July 10th, 2007 (the IPO date). Under the prior accounting practice the functional currency of the parent

company was the Canadian dollar but this was reassessed after the IPO as the functional currency of the parent Company is now the U.S. dollar (refer to section 9). Therefore after July 10th, 2007 any foreign exchange gains or loss on Canadian dollar holdings are charged directly to the income statement and not to accumulated other comprehensive income.

Table 10:
Equity Financings to December 31, 2007

Description	Shares	Date	Price	Net Proceeds ($000's) Cash	Non-Cash	Total
Private placement	7,700,769	Apr-05	CA$0.15	$931	$ -	$931
Private placement	10,425,554	May-05	CA$0.50	4,151	-	4,151
Private placement	1,680,000	Jun-05	CA$0.50	674	-	674
PD database	200,000	Sep-05	CA$0.50	-	85	85
Private placement	550,000	May-06	CA$0.50	246	-	246
Property option payment	333,333	Aug-06	CA$1.50	-	446	446
Private placement	8,906,450	Aug-06	CA$1.50	11,884	-	11,884
Property option payment	333,333	May-07	CA$2.25	-	679	679
IPO	6,000,000	Jul-07	CA$2.25	11,005	-	11,005
Option exercise	80,000	Jul-07	CA$0.50	39	-	39
	36,209,439			$28,930	$1,210	$30,140

For a full description of the equity financings that occurred in 2006, reference should be made to the Company's MD&A for the year ended December 31, 2006. In May 2007, the Company issued 333,333 shares in conjunction with the option agreement on San Jorge.

On July 10, 2007 the Company closed its IPO for 6 million common shares, at an offering price of CA$2.25 per share, for total gross proceeds of CA$13.5 million. The common shares of the Company commenced trading on the TSX on July 10, 2007 under the symbol "COP". In addition, in July 2007, 80,000, options were exercised, after completion of the Company's IPO.

In conjunction with the IPO the Company paid 7% cash commission on gross proceeds and issued 420,000 warrants, each entitling the holder to acquire one common share of the Company at a price of CA$2.25 until July 10, 2008

Future financing considerations

In February 2008, the Company entered into an option agreement to purchase the operating Cerro Negro copper mine in Chile. This option agreement potentially requires total cash payments of $40.0 million before the end of 2008. The Company believes that it currently has sufficient working capital to make the first two payments of $1.0 million under the option contract (due in March 2008 and July 2008). The Company has commenced preliminary discussions with lenders and has engaged Auramet Trading LLP to assist with the debt financing of the acquisition cost. The Company intends to complete its due diligence process and develop its financial model for Cerro Negro in order to determine the optimal capital structure of the financing, should a positive investment decision be made.

The sellers have also agreed that at the date of exercise of the option, Cerro Negro will have $10.0 million in cash or cash equivalents, which has been included in the determination of the $40.0 million purchase price.

4.4 Property Option Payments

The following table summarizes the property option payments that are payable and have been paid:

Table 11: ($000's)
Property option payments– December 31, 2007

Year	Argentina San Jorge $	Chile Andrea $	Chile Flores $	Chile Gloria$	Mexico Cordero-Sanson $	Total $
2006 (paid)	$300	$-	$538	$463	$113	$1,414
2007 (paid)	300	50	461	333	88	1,232
2008	400	100	600	-	100	1,200
2009	-	300	1,963	-	300	2,563
2010	-	1,550	-	-	470	2,020
2011					1,920	1,920
Thereafter	-	2,250	-	-	-	2,250
	$1,000	$4,250	$3,562	$796	$2,991	12,599

The above property option payment schedule is as at December 31, 2007. In February 2008, Coro entered into an option agreement to acquire 100% ownership of the Cerro Negro copper mine. The option agreement requires total option payments of $40.0 million over a 10.5 month period (refer section 3.3). These payments are not included in Table 11. This table also does not consider the potential disposition of the Mexican properties (refer section 3.6)

5 2007 EXPENDITURES REVIEW

The following table details the Company's expenditures by quarter.

Table 12: ($000's) Expenditures summary	Q106	Q206	Q306	Q406	Quarterly Q107	Q207	Q307	Q407	Full 2006	Year 2007
Exploration costs	$737	$545	$1,304	$1,769	$1,229	$1,372	$1,468	$1,430	$4,35:	$5,499
Development costs	-	-	2,790	1,234	706	3,336	1,930	1,496	4,02·	7,468
Total exploration & development	737	545	4,094	3,003	1,935	4,708	3,398	2,926	8,37!	12,967
Development costs capitalized	-	-	(2,790)	(1,234)	(706)	(3,336)	(1,930)	(1,496)	(4,024	(7,468)
Corporate costs	85	111	179	202	209	242	242	305	57'	998
Depreciation and amortization	11	11	11	17	17	17	30	23	5(	87
Foreign exchange loss (gain)	18	29	20	(12)	-	(2)	(264)	(354)	5:	(620)
Interest income	(40)	(42)	(100)	(108)	(81)	(72)	(150)	(120)	(290	(423)
Stock-based compensation	13	30	33	47	55	66	70	127	12:	318
Net loss	$824	$684	$1,447	$1,915	$1,429	$1,623	$1,396	$1,411	$4,87(	$5,859



$000's
Figure 1 - Breakdown of Gross Expenses (excl. interest and costs capitalized)
5,000
4,000
3,000
2,000
1,000
0
Q106
Q206
Q306
Q406
Q107
Q207
Q307
Q407
Develc ment
Stock- ased Comp.
Corpor te
Depre ation
Other xpenses
Explor :ion

Exploration expenditures are further explained in section 5.1, development costs are principally related to San Jc ge and are discussed in detail in section 3.2. Interest income is derived from the Company's cash holdings in Canadian . nd U.S dollars. The significant increase in the foreign exchange gain in the third and fourth quarters stem from the cl inge in functional currency (explained in section 9) coupled with the significant appreciation in the Canadian dollar ag: nst the U.S dollar over that period.

5.1 Exploration Expenditures

Table 13: ($000's)	Quarterly								Full 'ear	
Exploration expenditure	**Q106**	**Q206**	**Q306**	**Q406**	**Q107**	**Q207**	**Q307**	**Q407**	**2006**	**2007**
By type										
Administration costs	$73	$68	$261	$237	$108	$192	$159	$434	$639	$893
Consulting, labour & professional fees	126	155	164	263	337	328	261	446	708	1,372
Drilling & trenching	-	18	621	327	13	270	474	274	966	1,031
Property investigations	88	111	89	491	275	216	421	142	779	1,054
Property acquisition costs	430	161	121	398	469	323	100	50	1,110	942
Travel & accommodation	20	32	48	53	27	43	53	84	153	207
Total	**$737**	**$545**	**$1,304**	**$1,769**	**$1,229**	**$1,372**	**$1,468**	**$1,430**	**$4,355**	**$5,499**
By project										
Andrea	$-	$-	$-	$-	$-	$-	$-	$85	$-	$85
Flores	477	150	815	808	808	593	1,133	450	2,250	2,984
Gloria	-	142	9	400	36	340	65	149	551	590
Chile – General	143	92	299	231	171	282	200	632	764	1,285
Mexico	117	161	181	330	214	157	70	114	789	555
Total	**$737**	**$545**	**$1,304**	**$1,769**	**$1,229**	**$1,372**	**$1,468**	**$1,430**	**$4,355**	**$5,499**



$000's
Fig. 3: Project Exploration Spend
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Q106
Q206
Q306
Q406
Q107
Q207
Q307
Q407
Quarter

Consulting, labour & professional fees comprise 25% (Q407: 31%), drilling and trenching costs comprise 19% (Q407: 19%) and property investigation costs comprise 19% (Q407: 10%) of the total exploration costs for the year. Sala y costs of our exploration team and professional fees associated with the ongoing development of the Flores project acc unt for the majority of the consulting, labour & professional fees. During the year the Company drilled 18,642 meters (07 RC holes) in its exploration properties in Chile. Assays costs associated with the various exploration properties are inc ided in total property investigation costs.

The Flores group of properties accounts for 54% (Q407: 31%) of the total exploration spend on exploration for t e year. Chile- General costs include opportunity seeking and administrative costs associated with running an exploration ffice in Chile.

6 2007 CASHFLOW REVIEW

For the twelve months ended December 31, 2007, cash outflow from operations, after non-cash working capital movements, was $5.4 million (2006: $4.3m), which is consistent with the loss for the period. Net proceeds from the IPO in the third quarter explain the cash inflow from financing activities of $11.4 million (2006: $12.2m). Cash outflow from investing activities was $6.4 million for the twelve months ended December 31, 2007 (2006: $2.9m) as the Company continued to invest in San Jorge.

For the quarter ended December 31, 2007, cash outflow from operations, after non-cash working capital movements, was $0.9 million (Q4 2006: $1.5m) which is consistent with the loss for the period. There was no cash inflow from financing activities during either the fourth quarter of 2007 or 2006. Cash outflow from investing activities was $2.1 million (Q4 2006: $0.8m) which included deferred development costs of $2.1 million.

As of December 31, 2007, the Company had $10.0 million (December 31, 2006: $10.1m) in cash and cash equivalents. As of February 29, 2008, the Company had cash and cash equivalents of $8.3 million.

7 OUTLOOK

7.1 Cerro Negro Copper Mine

The main focus of our exploration and development team for the first six months of the year will be completing a thorough evaluation and due diligence of the Cerro Negro mine. Prior to March 24, 2008, the Company will look to complete a "fatal flaw" evaluation on Cerro Negro before committing to the $1.0 million option payment. Should the Company proceed past this point, the Company will then complete a full due diligence on the existing operation and any potential that might exist for production enhancements and expansions. Upon initial examination, it would also appear there is potential upside from an exploration perspective on the property itself and the surrounding district and Coro will look to thoroughly investigate these opportunities.

During the initial due diligence period, the Company will also further continue its discussions with potential lenders to determine the optimal capital structure of the transaction and to determine how the acquisition cost will be financed. As a result of this focus on Cerro Negro some of the Company's other exploration programs planned for 2008 maybe deferred until late in 2008. Once the Company has established NI 43-101 compliant resources it hopes to provide greater guidance on the operational capability of Cerro Negro.

7.2 San Jorge

The results from the PEA on the flotation of the enriched and primary ore will determine the outlook for the San Jorge project. If positive, the Company will look to proceed to permitting of a flotation operation by the end of 2008 and will continue to demonstrate that the San Jorge project can be developed in a socially and environmentally responsible manner to the benefit of the local community and Province. It will also continue with its legal action against the Provincial Government claiming that the legislation banning the use of sulphuric acid is unconstitutional, in an attempt to improve the economics of the flotation project and avoid treating the oxide resources as waste.

7.3 Flores Group

The Company expects to be able to report on an update to the leachable and primary sulphide resources at Barrea Seco in the second quarter of 2008. It also expects to be able to establish a 43-101 compliant resource statement from the 5,828 meters (39 RC holes) of drilling that was undertaken during 2007 at the Salvadora property. The Company is currently undertaking a scoping study on the Flores group of properties that is expected to be completed in the second quarter of 2008. If positive, an independent pre-feasibility study could be completed by the end of the year.

2007 MD&A (expressed in U.S. Dollars) TSX Symbol: COP

7.4 Exploration

In Southern Chile, the Company intends to complete internal surface mapping and sampling to confirm targets. The Company will also seek a major company to partner in the exploration of the staked areas in Southern Chile. At Andrea, surface sampling and mapping will continue. The Company will look to drill test Andrea in the second quarter of 2008. At Cerro-Chacay the Company intends to drill test this prospect later in 2008.

8 RISKS

8.1 Foreign Political Risk

Coro's material properties are currently located in Argentina and Chile and, as such, are exposed to various degrees of political, economic and other risks and uncertainties. The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

8.2 Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

An example of the impact changes in laws and regulations can have on the Company was at San Jorge when in June 2007 the Provincial Government of Mendoza introduced legislation that prohibited the use of toxic chemicals including sulphuric acid in any mining activity in the Province. The new legislation, unless amended or repealed, could impair the Company's ability to develop the oxide resources at San Jorge. The Company believes that this legislation is unconstitutional and has filed an action against the Provincial Government of Mendoza ("Government") in an attempt to protect its rights to develop San Jorge. The Company was one of twelve companies that filed an action against the Government.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

8.3 Estimates of Mineral Resources

The mineral resource estimates contained in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. There is no assurance that the Company will be successful in raising sufficient funds to meet

its obligation or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts.

8.4 Key Management and Competition

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company's success.

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

8.5 Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn a 100% interest in certain of its properties (75% interest in the Barreal Seco Property). To earn its 100% interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

8.6 Commodity Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company's revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of copper or gold.

8.7 Foreign Currency Risk

A substantial portion of the Company's expenses are now, and are expected to continue to be incurred in foreign currencies. The Company's business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's business, financial condition and results of operations and could result in downward price pressure for our products in or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

9 CRITICAL ACCOUNTING ESTIMATES, POLICIES AND OTHER MATTERS

9.1 Changes in accounting policy

Effective January 1, 2007, the Company adopted CICA Handbook sections 1530, Comprehensive Income, section 3855, Financial Instruments – Recognition and Measurement, and section 3865, Hedges. These standards require the presentation of a statement of comprehensive income and its components, which is included in the consolidated financial statements starting this period. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The only impact on the Company of adopting these new standards was the reclassification of the "Currency translation adjustment" account that was included as part of shareholders' equity to "Accumulated other comprehensive income (loss)".

CICA also introduced two new standards that impacted the Company, section 1535, Capital Disclosures, and section 3862, Financial Instruments – Disclosures. The Company has elected to early adopt these standards for the year ended December 31, 2007.

Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company has disclosed the following information based on the information provided internally to the Company's key management personnel:

(i) qualitative information about its objectives, policies and processes for managing capital,
(ii) summary quantitative data about what it manages as capital,
(iii) whether during the period it complied with any externally imposed capital requirements to which it is subject,
(iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3862 – Financial Instruments - Disclosures

This section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company's financial position and performance; and (b) the nature and extend of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. The Company has disclosed the measurement basis or bases used, and the criteria used to determine classification for different types of instruments in the notes to the financial statements.

The section requires specific disclosures to be made, including the criteria for:

(i) designating financial assets and liabilities as held for trading;
(ii) designating financial assets as available-for-sale; and
(iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

9.2 Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

2007 MD&A (expressed in U.S. Dollars) TSX Symbol: COP

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

9.3 Estimates, risks and uncertainties

The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company's assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation; future copper and other base and precious metal prices; estimated costs of future production; changes in government legislation and regulations; estimated future income taxes; and the availability of financing and various operational factors.

In determining the stock-based compensation expense management had to estimate both the volatility and vesting provisions of the options issued. In estimating the volatility management considered the volatility of mining companies of similar size and stage of development. As the vesting provisions of the options are from the date of the IPO, management also had to estimate the timing of the IPO.

The determination of when to capitalise costs in respect of the Company's development is also a critical accounting estimate. As at December 31, 2007, the Company has capitalized its costs associated with San Jorge, from the date of the option grant, as it believes that sufficient information is available, to confirm that a resource exists and that this resource may be economically recoverable.

Upon completion of the Company's IPO, the Company reassessed its functional currency and concluded that its functional currency was the U.S. dollar, consistent with the reporting currency. This change has been accounted for on a prospective basis. As a result all monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rates in effect at the time of acquisition. Exchange gains and losses arising on translation to U.S. dollars are included in the loss for the period.

9.4 Disclosure Controls and Internal Control Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administration, as at December 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management in its opinion has designed it internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The Canadian Securities Administrators do not require any certification on the effectiveness of these controls at this time.

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

2007 MD&A (expressed in U.S. Dollars) TSX Symbol: COP

9.5 Critical Accounting Policies

Foreign currency translation

The temporal method of translation is used to translate foreign currency transactions and the financial statements of foreign subsidiaries, which are considered financially and operationally integrated, into the Company's functional currency. The temporal method is applied as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;

(ii) Non-monetary assets and liabilities, and equity are translated at historical rates; and

(iii) Revenue and expense items are translated at the rate of exchange prevailing at the time of the transaction or at average exchange rates during the period as appropriate.

Gains and losses on re-measurement to the functional currency are included in net income for the period.

The Company has selected a U.S. dollar reporting currency. Where the functional currency differs from the reporting currency, the current rate method of translation is used. The current rate method is applied as follows:

(i) Assets and liabilities are re-measured at the rate of exchange in effect at the balance sheet date;
(ii) Equity is measured at historical rates; and
(iii) Revenue and expense items are translated at the rate of exchange prevailing at the time of transaction or at average exchange rates during the period as appropriate.

The translation adjustments arising on conversion to the reporting currency are accumulated as a component of other comprehensive loss (income).

Upon completion of the Company's IPO, the Company adopted the U.S. dollar as its functional currency, which reflects its significant exposure to the U.S. dollar and its predominantly U.S. dollar denominated investment base in exploration and development programs in South America. This change has been accounted for on a prospective basis. As a result, all monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rates in effect at the time of acquisition. Exchange gains and losses arising on translation to U.S. dollars are included in the loss for the year.

Mineral properties and deferred exploration costs

Exploration and associated costs relating to non-specific projects or properties are expensed in the period incurred. When management has established that a resource exists, significant property acquisition (including transaction costs), exploration and development costs relating to those specific properties are deferred until the project to which they relate is sold, abandoned, impaired or placed into production.

Asset impairment

The Company performs impairment tests on property, plant and equipment and mineral properties when events or circumstances occur which indicate the assets may not be recoverable.

Where information is available and conditions suggest impairment, estimated future net cash flows for each project are calculated using estimated future prices, proven and probable reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. When estimated future cash flows are less than the carrying value, the project is considered impaired. Reductions in the carrying value of each project would be recorded to the extent the net book value of the investment exceeds the discounted estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.

9.6 Related Party Transactions

During the year the Company paid $78, in expenses (on a cost recovery basis) to a private company with a director in common on normal credit terms. Certain executive directors' fees are paid to private companies with common directors

9.7 Forward Looking Statements

Certain statements included in this "MD&A" constitute forward-looking statements, including those identified by the expressions "anticipate", "believe", "plan", "estimate", "expect", "intend", "may", "should" and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company's forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date of this MD&A and should not be relied upon as representing the Company's estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company's existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company's expectations. Readers should not place undue reliance on the Company's forward-looking statements, as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

10 SUMMARY OF FINANCIAL POSITION AND PERFORMANCE

The following table sets out a summary of the Company's results.

Table 14: ($000's)

Summary of Financial Position and Performance

Statement of Loss and Deficit	Q106	Q206	Q306	Q406	Q107	Q207	Q307	Q407
Exploration Expenditures								
Administration costs	$73	$68	$261	$237	$108	$192	$159	$434
Consulting, labour & professional fees	126	155	164	263	337	328	261	446
Drilling and trenching	-	18	621	327	13	270	474	274
Property investigations	88	111	89	491	275	216	421	142
Property acquisition costs	430	161	121	398	469	323	100	50
Travel & accommodation	20	32	48	53	27	43	53	84
Total Exploration Costs	$737	$545	$1,304	1,769	$1,229	$1,372	1,468	$1,430
Development Expenditures								
Engineering & infrastructure	$-	$-	$-	$-	$27	$727	$194	$505
Environmental	-	-	-	2	4	100	26	(3)
General & administration	-	-	121	470	540	568	630	557
Geology	-	-	-	762	87	228	884	275
Metallurgy	-	-	-	-	48	175	169	114
Mine Planning	-	-	-	-	-	32	27	47
Property acquisition costs	-	-	2,669	-	-	1,506	-	-
Total costs capitalised	-	-	2,790	1,234	706	3,336	1,930	1,495
Other Expenses								
Corporate costs	$85	$111	$179	$202	$209	$242	$242	$305
Depreciation	11	11	11	17	17	17	30	23
Foreign exchange loss (gain)	18	29	20	(12)	-	(2)	(264)	(354)
Interest income	(40)	(42)	(100)	(108)	(81)	(72)	(150)	(120)
Stock-based compensation	13	30	33	47	55	66	70	127
Net loss	824	684	1,447	1,915	1,429	1,623	1,396	1,411
Basic and diluted loss per share	$0.04	$0.03	$0.06	$0.06	$0.05	$0.05	$0.04	$0.04
Financial Position								
Assets								
Cash and cash equivalents	$4,588	$4,418	$12,967	$10,074	$7,250	$4,909	$13,328	$10,025
AR and prepaids	91	74	192	266	305	195	314	326
Deferred financing fees	-	-	-	-	165	529	-	-
Total Current Assets	4,679	4,492	13,159	10,340	7,720	5,633	13,642	10,351
Property, plant and equipment	62	61	637	672	685	760	804	787
Mineral property interests	-	-	2,791	4,024	4,730	8,066	9,997	11,491
Other assets	65	58	51	44	37	30	23	16
Total Assets	4,806	4,611	16,638	15,080	13,172	14,489	24,466	22,645
Liabilities								
Accounts payable and accruals	120	167	778	1,591	1,009	2,154	1,949	1,664
Future income tax liability	-	-	406	406	406	934	934	934
Total Liabilities	120	167	1,184	1,997	1,415	3,088	2,883	2,598

Table 14: ($000's) (continued)
Summary of Financial Position and Performance (continued)

	Q106	Q206	Q306	Q406	Q107	Q207	Q307	Q407
Shareholders' Equity								
Common shares	5,841	6,087	18,417	18,417	18,417	19,096	30,140	30,159
Contributed surplus	13	42	77	126	199	302	736	882
AOCI	396	563	655	150	180	665	765	475
Deficit	(1,564)	(2,248)	(3,695)	(5,610)	(7,039)	(8,662)	(10,058)	(11,469)
Total Shareholders' Equity	4,686	4,444	15,454	13,083	11,757	11,401	21,583	20,047
Total Liabilities and Equity	4,806	4,611	16,638	15,080	13,172	14,489	24,466	22,645
Weighted average # of shares (000's)	20,006	20,387	25,779	29,796	29,796	29,990	35,535	36,209
Working Capital	4,559	4,325	12,381	8,749	6,711	3,479	11,693	8,687
Cash flows from:								
Operating activities	(831)	(580)	(1,351)	(1,540)	(1,715)	(1,373)	(1,712)	(575)
Financing activities	54	246	11,884	-	(88)	(53)	11,510	-
Investing activities	(10)	(3)	(2,075)	(849)	(1,051)	(1,400)	(1,779)	(2,138)
Effect of exchange rate movements	(3)	167	91	(504)	30	485	400	(590)
Net increase (decrease) in cash	$(790)	$(170)	$8,549	$(2,893)	$(2,824)	$(2,341)	$8,419	$(3,303)
Exploration Expenditures by Project								
Chile:								
Andrea	$-	$-	$-	$-	$-	$-	$-	$85
Flores	477	150	815	808	808	593	1,133	450
Gloria	-	142	9	400	36	340	65	149
General	143	92	299	231	171	282	200	632
	620	384	1,123	1,439	1,015	1,215	1,398	1,316
Mexico:	117	161	181	330	214	157	70	114
Total exploration	**$737**	**$545**	**$1,304**	**$1,769**	**$1,229**	**$1,372**	**$1,468**	**$1,430**

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Coro Mining Corp.

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 36,209,439	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $1.59	
Market value of class or series	(i) X (ii) =	(A) 57,573,008.01
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) N/A

Market value of other securities:

(See paragraph 2.11(b) of the Rule)	
(Provide details of how value was determined)	(C) N/A
(Repeat for each class or series of securities)	(D)

N/A

Capitalization

(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = 57,573,008.01

Participation Fee $3,200.00

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = \text{N/A}$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule)

VALLEY HIGH VENTURES LTD.
Suite 600 – 666 Burrard Street
Vancouver, BC V6C 2X8

TSXV Symbol: VHV.V
www.valleyhighventures.com

CORO
MINING CORP.
Suite 1810 – 999 West Hasting Street
Vancouver, B.C. V6C 2W2

News Release 08-05
March 19, 2008
www.coromining.com

VALLEY HIGH VENTURES LTD. TO ACQUIRE MEXICAN PROPERTIES FROM CORO MINING CORP.

March 19, 2008, Valley High Ventures Ltd. ("Valley High") (TSXV Symbol VHV.V) and Coro Mining Corp. ("Coro") (TSX Symbol: COP) are pleased to announce that they have signed a letter of intent pursuant to which Valley High will, subject to a number of conditions, acquire all of the issued and outstanding securities of Coro's subsidiary, Coro Minera de Mexico SA de CV ("Coro Mexico") in consideration for a purchase price equal to the aggregate value of Coro's investment in Coro Mexico as of the date of completion of the acquisition, which is expected to be approximately $1,800,000, to be settled through the issuance to Coro of common shares of Valley High at a deemed price of $0.25 per share. The transaction is at arm's length.

Concurrently with the completion of the acquisition by Valley High of the shares of Coro Mexico: Valley High has agreed to settle $700,000 of existing debt by the issuance of common shares of Valley High; and Coro has agreed to purchase for cash, on a private placement basis, common shares of Valley High for gross proceeds to Valley High of $200,000.

Completion of the acquisition is subject to a number of conditions, including approval by the board of directors of Valley High and Coro, negotiation of a definitive purchase agreement, applicable regulatory approvals and, if required, shareholder approvals.

Coro Mexico has options to acquire two properties in Mexico. The Cordero-Sanson property is located approximately 220 km south of the city of Chihuahua, and approximately 40 km northeast of the town of Hidalgo de Parral. Cordero comprises a 332 ha claim block that has been optioned by Coro Mexico, and which contains the Cordero polymetallic prospect, from which historic artisinal underground mining has taken place; and a surrounding, wholly Coro Mexico owned claim block, which contains the Sanson porphyry molybdenum prospect. The optioned property comprises the Herrera claims and the Jandrina claims covering the Cordero property. Coro Mexico has staked the 100% owned Sanson mining claim, covering 9210 ha, surrounding the Herrera and Jandrina claim groups. Coro has engaged a qualified person to prepare a technical report in compliance with National Instrument 43-101, and is currently waiting for the report to be completed.

Coro Mexico has an option to acquire a 100% interest in the Herrera claims by paying a total of US$990,781. To date, Coro Mexico has made payments totaling US$150,781, and the remaining payments are payable as follows: US$150,000 on or before February 21, 2009, US$220,000 on or before February 21, 2010 and US$470,000 on or before February 21, 2011. A 1.0% NSR is payable on production from the property. Coro Mexico also has an option to acquire a 100% interest in the Jandrina claims by paying a total of US$2,000,000. To date Coro Mexico has made payment totaling US$150,000, and the remaining payments are payable as follows: US$150,000 on or before February 21, 2009, US$250,000 on or before February 21, 2010 and US$1,450,000 on or before February 21, 2011. A 2.0% NSR is payable on production from the property, out of which 1% may be acquired for US$1,000,000.

Coro Mexico also has rights under a data use agreement with Phelps Dodge Exploration Corp. ("Phelps Dodge") pursuant to which Coro Mexico has access to its database of proprietary geophysical, geologic, geochemistry, maps, data reports and other files on various properties in Mexico and Central America for a period expiring May 20, 2008 (subject to extension by the mutual consent of Phelps Dodge and Coro). Pursuant to the agreement, Phelps Dodge has a back-in right, which will expire on May 20, 2009, to acquire an undivided 70% of Coro Mexico's interest in any property which it may

acquire within the areas of Mexico and Central America covered by the agreement which has a minimum of 2 million tonnes of contained copper, of which a minimum of 1 million tonnes must be in the measured mineral resource or indicated mineral resource categories. The Cordero-Sanson property is subject to Phelps Dodge's back-in right.

New Directors and Officers

Valley High is also pleased to announce that it has appointed two new directors and three new officers. James Mustard, PEng. and Alan Stephens have been appointed as directors of Valley High, and Patrice Nazareno has resigned as a Director of Valley High. James Mustard is currently President and a Director of Mantle Resources Inc. Mr. Mustard is a geologist and Professional Engineer (B.C.) and has in excess of 33 years of diverse industry experience covering a broad range of exploration activity, and engineering functions at both open pit and underground development projects and mines. From 1996 to 2007 he was Vice President and Senior Mining Analyst with Haywood Securities Inc. Alan Stephens is currently President, Chief Executive Officer and a director of Coro, and is a graduate of the Royal School of Mines (Imperial College of London) and is currently a fellow of both the Society of Economic Geologists (US) and of the Institute of Materials, Minerals and Mining (UK). Mr. Stephens has over 31 years of international mining experience. Prior to co-founding Coro, Mr. Stephens was the Vice-President of Exploration for First Quantum Minerals Ltd. from April 2000 to December 2004, and was international exploration manager for Cyprus Amax Minerals Company from March 1994 to January 2000 where he managed exploration teams in Latin America, Africa, Europe and Asia. Kathrine MacDonald, a director and the current President of Valley High, and Ray Strafehl, a director of Valley High, will continue in those capacities following completion of the acquisition.

In addition, Valley High has appointed the following officers: Damian Towns as Chief Financial Officer; Geoff Chater as Vice President Business Development; and Michael Philpot as Corporate Secretary. Damian Towns is currently Chief Financial Officer of Coro. Geoff Chater formerly acted in an investor relations capacity for First Quantum Minerals Ltd. Michael Philpot is currently Executive Vice President, Corporate Secretary, and a director of Coro.

CORO MINING CORP.

"Alan Stephens

Alan Stephens
President and CEO

VALLEY HIGH VENTURES LTD.

"Kathrine MacDonald"

Kathrine MacDonald
President

About Coro Mining Corp.:
Coro Mining Corp. was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. Coro intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. Coro has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, an option to acquire the Cerro Negro copper mine in Chile, as well as other exploration properties located in Chile and Mexico.

For further information please visit Coro's website at www.coromining.com or contact Michael Philpot, Executive Vice-President, at (604) 682 5546 or email investor.info@coromining.com.

About Valley High Ventures Ltd.:
Valley High Ventures Ltd. is a Canadian based precious and base metal exploration company with several properties, totalling approximately 10,000 hectares, located in south-central British Columbia, along the Quesnel trough and adjacent to the producing Imperial Metals Mt. Polley copper-gold-silver mine. Valley High has confirmed copper-gold mineralization, through previous drilling, and plans further exploration and development of its mineral properties in the area.

For further information please visit Valley High's website at www.valleyhighventures.com or contact Kathrine MacDonald, President, at (604) 689 9661.

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Coro or Valley High to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in documents filed from time to time with the securities regulators in the applicable Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

RECEIVED

2008 APR 18 A 9:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 18/03/2008

To: All Canadian Securities Regulatory Authorities

Subject: CORO MINING CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	07/04/2008
Record Date for Voting (if applicable) :	07/04/2008
Meeting Date :	12/05/2008
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	219636107	CA2196361075

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CORO MINING CORP.

CORO MINING CORP.

Suite 1810 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

News Release 08-04
February 28, 2008
TSX Symbol: COP
www.coromining.com

CORO ANNOUNCES APPOINTMENT OF AURAMET TO ASSIST WITH DEBT FINANCING OF CERRO NEGRO

February 28, 2008 Coro Mining Corp. ("Coro" or the "Company") (TSX Symbol: COP) is pleased to announce that it has engaged Auramet Trading, LLC ("Auramet") to provide financial advisory services in connection with the securing of debt financing associated with the Company's acquisition and further development of the Cerro Negro Copper Mine in Chile.

Alan Stephens, President and CEO of Coro commented, "The appointment of Auramet as our financial advisor for the Cerro Negro acquisition will help ensure that the Company is evaluating all possible debt financing opportunities. In addition, their significant experience and relationships with Lenders, and established track record of closing deals helps reduce the Company's financing risk on this transaction."

About Cerro Negro:
Cerro Negro comprises a combined open pit and underground operation producing copper cathodes and copper sulphate via heap leach, and copper-silver concentrates via flotation, as well as toll treating third party oxide ores via an agreement with Enami, a Chilean State owned mining company. Current copper cathode production capacity, including toll treatment, is approximately 6,000 tonnes per year, concentrator production capacity is approximately 9,600 tonnes of copper-silver concentrates per year, and copper sulphate production capacity is approximately 4,200 tonnes per year.

Coro has agreed to effectively acquire 100% of Cerro Negro for a total purchase price of US$40,000,000. For further information reference should be made to the Company's 08-02 News Release – Coro Signs Option to Acquire Operating Copper Mine in Chile.

About Auramet:
Auramet Trading LLC, a New Jersey based international metals trading and advisory group whose principals have over 100 years of industry experience and have recently completed a number of financing tasks for Canadian mining companies.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, as well as other exploration properties located in Chile and Mexico.

For further information please visit our website at www.coromining.com or contact Michael Philpot, Executive Vice-President, at (604) 682 5546 or email investor.info@coromining.com

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Coro Mining Corp.
Suite 1810 - 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

(the "Company")

Item 2 **Date of Material Change**

February 13, 2008

Item 3 **News Release**

The news release was disseminated on February 13, 2008 through CCN Matthews and Canadian Timely Disclosure.

Item 4 **Summary of Material Change**

The Company announced that, through a wholly owned subsidiary, it has entered into an exclusive option agreement to acquire an effective 100% ownership of Compania Minera Cerro Negro SA whose sole asset is the operating Cerro Negro copper mine, located in the V Region of the Republic of Chile. Cerro Negro comprises a combined open pit and underground operation producing copper cathodes and copper sulphate via heap leach, and copper-silver concentrates via flotation, as well as toll treating third party oxide ores via an agreement with Enami, a Chilean State owned mining company. Current copper cathode production capacity, including toll treatment, is approximately 6,000 tonnes per year, concentrator production capacity is approximately 9,600 tonnes of copper-silver concentrates per year, and copper sulphate production capacity is approximately 4,200 tonnes per year.

Item 5 **Full Description of Material Change**

5.1 - Full Description of Material Change

Please see the news release of February 13, 2008 attached.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

For further information, contact:

Michael Philpot, Executive Vice-President
Telephone: 604-682-5546

Item 9 **Date of Report**

February 15, 2008

CORO
MINING CORP.

Suite 1810 – 999 West Hasting Street
Vancouver, B.C. V6C 2W2

News Release 08-02
February 13, 2008
TSX: Symbol: COP
www.corominine.com

CORO SIGNS OPTION TO ACQUIRE OPERATING COPPER MINE IN CHILE

February 13, 2008 Coro Mining Corp. ("Coro" or the "Company") (TSX Symbol: COP) is pleased to announce that, through a wholly owned subsidiary, it has entered into an exclusive option agreement to acquire an effective 100% ownership of Compania Minera Cerro Negro SA ("CMN") whose sole asset is the operating Cerro Negro copper mine, located in the V Region of the Republic of Chile. Cerro Negro ("CN") comprises a combined open pit and underground operation producing copper cathodes and copper sulphate via heap leach, and copper-silver concentrates via flotation, as well as toll treating third party oxide ores via an agreement with Enami, a Chilean State owned mining company. Current copper cathode production capacity, including toll treatment, is approximately 6,000 tonnes per year, concentrator production capacity is approximately 9,600 tonnes of copper-silver concentrates per year, and copper sulphate production capacity is approximately 4,200 tonnes per year.

Coro has agreed to effectively acquire 100% of CMN for a total purchase price of US$40,000,000, as follows:

1. Coro will have until 24th March 2008 to complete a preliminary evaluation of the CN operation
2. On or before the 24th March 2008 Coro may elect to enter an initial due diligence period by paying US$1,000,000
3. On or before the 7th July 2008, Coro may elect to proceed to a second stage of due diligence by paying a further US$1,000,000
4. On or before the 18th September 2008, Coro may exercise its option to effectively acquire 100% of CMN by paying the balance of US$38,000,000.
5. Coro will have an additional 45 days after the exercise of the option to complete financing arrangements, if required. Coro may extend this period by an additional 30 days by making an advance payment of US$1,000,000. In the event that Coro elects to exercise its option under 4 above, but is unable to complete financing arrangements within the 75 day period, Coro is liable to pay a penalty of US$5,000,000 to the sellers.
6. At the date of exercise of the option, CMN will have a minimum of US$10,000,000 of cash and cash equivalents. In the event that CMN has less than this amount, the final payment will be reduced by the corresponding amount.

Completion of the acquisition will be subject to certain conditions, including receipt of all necessary regulatory approvals.

During the initial evaluation and due diligence periods, the Company will be reviewing all aspects of the CN operations, including evaluating resources and production capacity. The existing resources at CN have not been prepared in compliance with NI 43-101, and the activities which the Company will be completing during these periods will include evaluation and work programs necessary to define a National Instrument 43-101 compliant resource.

Alan Stephens, President and CEO of Coro commented, "Cerro Negro represents an excellent opportunity for Coro to acquire a cash flow producing asset at a time of high copper prices. We look forward to thoroughly evaluating the existing operation; to assessing its potential for production enhancements and expansions; and to investigating the exploration potential of the CN property and the surrounding district, during the option period. Coro has engaged SRK Consulting, NCL Ingeniería y Construcción S.A, and PricewaterhouseCoopers as independent consultants to assist the Company in its evaluation and due diligence of CMN. Coro has entered into preliminary discussions with lenders on financing the acquisition cost."

About Cerro Negro
The Cerro Negro mine is located 37km south east of the town of Cabildo in the Province of Petorca, V Region of Chile, and approximately 210km north of Santiago. The mine is situated within an established mining district and is located approximately 25km northeast of the El Soldado mine operated by a subsidiary of Anglo American plc. All plant and mine sites are easily accessible and are located at elevations of less than 1,200m in moderate terrain. Agricultural activity in the immediate area of the property is negligible and confined to rough grazing.

Cerro Negro is a flat lying manto type deposit hosted by Cretaceous age volcanics and sediments. Mineralization comprises bornite, chalcocite and chalcopyrite and their oxidized equivalents, disseminated within volcaniclastic breccias and carbonaceous shales. Oxide ores are mined by open pit methods while sulphide ores are largely produced by underground methods, particularly room and pillar, and smaller satellite ore bodies are selectively underground mined by independent contract miners on a price participation basis.

Operations commenced in 1944, and between 1983 and 1996, CMN was owned by a predecessor company to Antofagasta Minerals, operating exclusively as a 1,200 tpd concentrator, producing up to 5,000 tpy copper in concentrates. In 1997, at a time of low copper prices and high costs, CMN was sold to its employees, and a small copper precipitate plant subsequently installed. This leaching operation was converted to Solvent Extraction (SX) in 1999 to produce copper sulphate and in 2002 to a 3,000 tpy Solvent Extraction-Electrowinning (SXEW) operation; it was further expanded in 2005 to 4,000 tpy capacity and in 2007 to its current capacity of approximately 6,000 tpy Cu cathode. Coro has been advised by the sellers that copper in concentrate production has averaged approximately 1,900 tonnes per year since 1998. The toll treatment of oxides is governed by an agreement with Enami which purchases third party ore trucked in from small artisanal mines in the surrounding district; this agreement extends to 2011 and is for production of up to approximately 2,000 tpy Cu in cathode.

The foregoing information relating to the Cerro Negro mine has been provided to the Company by the seller but has not yet been independently verified by the Company. It is included in this news release for information purposes and is subject to verification by the Company.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, as well as other exploration properties located in Chile and Mexico.

For further information please visit the Company's website at www.coromining.com or contact Michael Philpot, Executive Vice-President at (604) 682 5546 or investor.info@coromining.com

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

CORO
MINING CORP.

Suite 1810 – 999 West Hasting Street
Vancouver, B.C. V6C 2W2

RECEIVED

2008 APR 18 A 9:33

FICE OF INTERNATIONAL
CORPORATE FINANCE

News Release 08-03
February 14, 2008
TSX Symbol: COP
www.coromining.com

CORO TO CONDUCT INDEPENDENT PRELIMINARY ECONOMIC ASSESSMENT ON 35-50,000 TPY COPPER IN CONCENTRATE PRODUCTION FROM SAN JORGE

February 14, 2008 Coro Mining Corp. ("Coro" or the "Company") (TSX Symbol: COP) is pleased to announce that it has engaged GRD Minproc Ltd. to complete a Preliminary Economic Assessment (PEA) on producing between 35-50,000 tonnes per year of copper in concentrate from the Enriched and Primary material at San Jorge.

The PEA will evaluate a 10 million tonnes per year flotation only operation capable of producing 35-50,000 tonnes per year of copper in concentrates, together with a significant precious metals credit. A smaller 6 million tonne per year case will also be evaluated. Oxide material would be treated as waste and stockpiled separately. The PEA is scheduled for completion in the second quarter, and assuming a positive outcome, the Company intends to complete an Environmental Impact Study and initiate permitting activities.

In addition, the Company is finalizing a 25,000 tpy copper cathode leach only pre-feasibility study managed by Ausenco Ltd., which contemplates treatment of Oxide and Enriched material by heap leaching. This study is also scheduled for completion in the second quarter.

Resources at San Jorge contained within the Oxide material, can only be processed by heap leach methods; Enriched material, can be processed by either heap leach or flotation; and Primary material can be processed only by flotation methods. Current legislation in the Province of Mendoza prohibits the use of toxic substances, including sulphuric acid required in heap leaching, in metalliferous mining. As announced in the Company's news release 07-05 of July 23rd 2007, the Company initiated legal action contesting this legislation on grounds of unconstitutionality, and subsequently has been evaluating the processing of the Enriched and Primary material by conventional flotation methods, which in the Company's opinion do not require the use of prohibited toxic substances.

Coro is confident that the San Jorge Project, if demonstrated to be economically viable, could be developed in an environmentally responsible manner to the lasting economic and social benefit of the local community and the Province of Mendoza. For further information about the Project, please refer to the Company's website.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, as well as other exploration properties located in Chile and Mexico.

For further information please visit the Company's website at www.coromining.com or contact Michael Philpot, Executive Vice-President at (604) 682 5546 or investor.info@coromining.com

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

CORO MINING CORP.

Suite 1810 – 999 West Hasting Street
Vancouver, B.C. V6C 2W2

News Release 08-02
February 13, 2008
TSX: Symbol: COP
www.coromining.com

CORO SIGNS OPTION TO ACQUIRE OPERATING COPPER MINE IN CHILE

February 13, 2008 Coro Mining Corp. ("Coro" or the "Company") (TSX Symbol: COP) is pleased to announce that, through a wholly owned subsidiary, it has entered into an exclusive option agreement to acquire an effective 100% ownership of Compania Minera Cerro Negro SA ("CMN") whose sole asset is the operating Cerro Negro copper mine, located in the V Region of the Republic of Chile. Cerro Negro ("CN") comprises a combined open pit and underground operation producing copper cathodes and copper sulphate via heap leach, and copper-silver concentrates via flotation, as well as toll treating third party oxide ores via an agreement with Enami, a Chilean State owned mining company. Current copper cathode production capacity, including toll treatment, is approximately 6,000 tonnes per year, concentrator production capacity is approximately 9,600 tonnes of copper-silver concentrates per year, and copper sulphate production capacity is approximately 4,200 tonnes per year.

Coro has agreed to effectively acquire 100% of CMN for a total purchase price of US$40,000,000, as follows:

1. Coro will have until 24th March 2008 to complete a preliminary evaluation of the CN operation

2. On or before the 24th March 2008 Coro may elect to enter an initial due diligence period by paying US$1,000,000

3. On or before the 7th July 2008, Coro may elect to proceed to a second stage of due diligence by paying a further US$1,000,000

4. On or before the 18th September 2008, Coro may exercise its option to effectively acquire 100% of CMN by paying the balance of US$38,000,000.

5. Coro will have an additional 45 days after the exercise of the option to complete financing arrangements, if required. Coro may extend this period by an additional 30 days by making an advance payment of US$1,000,000. In the event that Coro elects to exercise its option under 4 above, but is unable to complete financing arrangements within the 75 day period, Coro is liable to pay a penalty of US$5,000,000 to the sellers.

6. At the date of exercise of the option, CMN will have a minimum of US$10,000,000 of cash and cash equivalents. In the event that CMN has less than this amount, the final payment will be reduced by the corresponding amount.

Completion of the acquisition will be subject to certain conditions, including receipt of all necessary regulatory approvals.

During the initial evaluation and due diligence periods, the Company will be reviewing all aspects of the CN operations, including evaluating resources and production capacity. The existing resources at CN have not been prepared in compliance with NI 43-101, and the activities which the Company will be completing during these periods will include evaluation and work programs necessary to define a National Instrument 43-101 compliant resource.

Alan Stephens, President and CEO of Coro commented, "Cerro Negro represents an excellent opportunity for Coro to acquire a cash flow producing asset at a time of high copper prices. We look forward to thoroughly evaluating the existing operation; to assessing its potential for production enhancements and expansions; and to investigating the exploration potential of the CN property and the surrounding district, during the option period. Coro has engaged SRK Consulting, NCL Ingeniería y Construcción S.A, and PricewaterhouseCoopers as independent consultants to assist the Company in its evaluation and due diligence of CMN. Coro has entered into preliminary discussions with lenders on financing the acquisition cost."

About Cerro Negro
The Cerro Negro mine is located 37km south east of the town of Cabildo in the Province of Petorca, V Region of Chile, and approximately 210km north of Santiago. The mine is situated within an established mining district and is located approximately 25km northeast of the El Soldado mine operated by a subsidiary of Anglo American plc. All plant and mine sites are easily accessible and are located at elevations of less than 1,200m in moderate terrain. Agricultural activity in the immediate area of the property is negligible and confined to rough grazing.

Cerro Negro is a flat lying manto type deposit hosted by Cretaceous age volcanics and sediments. Mineralization comprises bornite, chalcocite and chalcopyrite and their oxidized equivalents, disseminated within volcaniclastic breccias and carbonaceous shales. Oxide ores are mined by open pit methods while sulphide ores are largely produced by underground methods, particularly room and pillar, and smaller satellite ore bodies are selectively underground mined by independent contract miners on a price participation basis.

Operations commenced in 1944, and between 1983 and 1996, CMN was owned by a predecessor company to Antofagasta Minerals, operating exclusively as a 1,200 tpd concentrator, producing up to 5,000 tpy copper in concentrates. In 1997, at a time of low copper prices and high costs, CMN was sold to its employees, and a small copper precipitate plant subsequently installed. This leaching operation was converted to Solvent Extraction (SX) in 1999 to produce copper sulphate and in 2002 to a 3,000 tpy Solvent Extraction-Electrowinning (SXEW) operation; it was further expanded in 2005 to 4,000 tpy capacity and in 2007 to its current capacity of approximately 6,000 tpy Cu cathode. Coro has been advised by the sellers that copper in concentrate production has averaged approximately 1,900 tonnes per year since 1998. The toll treatment of oxides is governed by an agreement with Enami which purchases third party ore trucked in from small artisanal mines in the surrounding district; this agreement extends to 2011 and is for production of up to approximately 2,000 tpy Cu in cathode.

The foregoing information relating to the Cerro Negro mine has been provided to the Company by the seller but has not yet been independently verified by the Company. It is included in this news release for information purposes and is subject to verification by the Company.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, as well as other exploration properties located in Chile and Mexico.

For further information please visit the Company's website at www.coromining.com or contact Michael Philpot, Executive Vice-President at (604) 682 5546 or investor.info@coromining.com

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Coro Mining Corp.
Suite 1810 - 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

(the "Company")

Item 2 **Date of Material Change**

January 16, 2008

Item 3 **News Release**

The news release was disseminated on January 16, 2008 through CCN Matthews and Canadian Timely Disclosure.

Item 4 **Summary of Material Change**

The Company announced that a new resource estimate for its San Jorge copper-gold project, located in the Province of Mendoza, Argentina. This estimate incorporates the results of the 2007 drilling program which comprised a total of 27 diamond drill holes for 4,177 meters, aimed at expanding and further defining the resource base.

Item 5 **Full Description of Material Change**

5.1 - Full Description of Material Change

Please see the news release of January 16, 2008 attached.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

For further information, contact:

Michael Philpot, Executive Vice-President
Telephone: 604-682-5546

Item 9 **Date of Report**

February 8, 2008

CORO MINING CORP.

Suite 1810 – 999 West Hasting Street
Vancouver, B.C. V6C 2W2

News Release 08-01
January 16, 2008
TSX Symbol: COP
www.coromining.com

SAN JORGE NEW RESOURCE ESTIMATE AND PROJECT UPDATE

January 16, 2008 Coro Mining Corp. ("Coro" or the "Company") (TSX Symbol: COP) is pleased to announce a new resource estimate for its San Jorge copper-gold project, located in the Province of Mendoza, Argentina. This estimate incorporates the results of the 2007 drilling program which comprised a total of 27 diamond drill holes for 4,177 meters, aimed at expanding and further defining the resource base. The estimate has been completed by NCL Ingeniería y Construcción S.A., Santiago, Chile. Details of the updated resource estimate are presented in Table 1.

Table 1
San Jorge Project Mineral Resources (at 0.30 % CuT cutoff)

Domain	Category	Tonnage	CuT	CuT Metal	CuSol	CuCN	Au	Au Metal
		(Ktons)	(%)	(klb)	(%)	(%)	(g/t)	(koz)
Oxide	Measured	19,425	0.59	250,803	77	7	0.23	147
	Indicated	12,852	0.46	129,223	74	8	0.20	81
	Measured + Indicated	32,276	0.53	380,026	76	7	0.22	228
	Inferred	1,054	0.39	9,083	59	13	0.12	4
Enriched	Measured	24,315	0.67	356,763	20	40	0.21	167
	Indicated	1,648	0.47	17,076	18	35	0.20	11
	Measured + Indicated	25,963	0.65	373,839	20	40	0.21	177
	Inferred	395	0.52	4,524	19	25	0.07	1
Primary	Measured	36,043	0.49	391,629	4	5	0.23	272
	Indicated	100,162	0.41	905,486	3	5	0.18	580
	Measured + Indicated	136,205	0.43	1,297,114	4	5	0.19	852
	Inferred	71,524	0.37	578,575	3	6	0.14	332
Total	Measured	79,782	0.57	999,194	28	15	0.22	586
	Indicated	114,662	0.42	1,051,785	12	8	0.18	672
	Measured + Indicated	194,445	0.48	2,050,979	20	13	0.21	1,257
	Inferred	72,974	0.37	592,182	4	8	0.14	337

**Resources reported as follows: Copper Cutoff grade for all domains 0.3%. The gold estimates are the average grade for each resource category, since the shorter variographic ranges do not permit the same level of precision as for the copper estimates.*

A Whittle pit envelope based on a copper price of US$1.50/lb was also estimated and resources contained within this envelope are reported in Table 2. The resource estimate was based on 3D modeling of the orebody, followed by geostatistical interpolation of metal grades and rates of solubility, using ordinary kriging.

Table 2
San Jorge Project Mineral Resources
Within economic envelope, based on a price of US$ 1.50/lb Copper

Domain	Category	Tonnage	CuT	CuT Metal	CuSol	CuCN	Au	Au Metal
		(Ktons)	(%)	(klb)	(%)	(%)	(g/t)	(koz)
Oxide	Measured	19,395	0.59	250,481	77	7	0.23	147
	Indicated	12,538	0.46	126,337	74	8	0.20	80
	Measured + Indicated	31,933	0.54	376,818	76	7	0.22	226
	Inferred	445	0.39	3,834	57	14	0.16	2
Enriched	Measured	24,315	0.67	356,763	20	40	0.21	167
	Indicated	1,648	0.47	17,076	18	35	0.20	11
	Measured + Indicated	25,963	0.65	373,839	20	40	0.21	177
	Inferred	395	0.52	4,524	19	25	0.07	1
Primary	Measured	35,808	0.49	389,789	4	5	0.24	271
	Indicated	90,013	0.41	820,658	3	5	0.19	536
	Measured + Indicated	125,821	0.44	1,210,448	4	5	0.20	807
	Inferred	10,720	0.38	90,698	3	5	0.16	56
Total	Measured	79,518	0.57	997,033	28	15	0.22	584
	Indicated	104,200	0.42	964,072	13	8	0.19	626
	Measured + Indicated	183,718	0.48	1,961,105	21	13	0.21	1,211
	Inferred	11,560	0.39	99,056	6	11	0.15	60

Compared with the previous in pit estimate, which was completed by AMEC Americas Ltd in April 2007 using a copper price of US$1.30/lb, and reported in the Company's Final Prospectus dated June 12th 2007, the total copper contained metal in Measured and Indicated resources has increased as follows; Oxide: 28%, Enriched: 32%, Primary: 73%.

Alan Stephens, President and CEO of Coro commented, "We are pleased that the latest round of drilling at San Jorge has achieved its objectives of substantially increasing overall resources, and significantly improving the level of confidence in them. The Measured Resource category has been expanded and most of the previously defined Inferred Resource upgraded to Measured and Indicated category."

Project Update
The Company anticipates that its independent pre-feasibility study for a 20-25,000 tonnes per year copper leach-only case will be completed later this quarter. This study contemplates the processing of Oxide and Enriched material only, to produce cathode copper by heap leach SX-EW methods.

However, as described in the Company's News Release 07-10 dated October 29th 2007, given the continued prohibition on the use of toxic substances including sulphuric acid in mining in the Province of Mendoza; the higher copper recoveries obtainable from flotation of the Enriched material as compared to heap leaching; and the significant gold content of the Enriched and Primary material, Coro has been evaluating the alternative of processing the Enriched and Primary material by conventional flotation methods. The results of this internal evaluation have been encouraging and given the increased resource base, Coro has now decided to complete a flotation-only independent Preliminary Economic Assessment for 25-35,000 tonnes per year of copper in concentrates with a significant gold credit; this is scheduled for completion in the second quarter of 2008. In addition, the Company continues with its efforts to have the toxic substances legislation modified or repealed so that the Oxide material could be treated by heap leach SX-EW methods, for a further 15-20,000 tonnes per year copper cathode.

For further information about the San Jorge Project, please refer to the Company's website.

Qualified Person Notes
The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical information in this news release, including the information that relates to drilling and mineral resource estimates on the San Jorge Project, is based on information prepared under the supervision of, or has been reviewed by Alan Stephens, FIMMM, President and CEO of the Company, a geologist with more than 32 years of experience. The foregoing person is a "qualified person" for the purposes of National Instrument 43-101 with respect to the drilling being reported on.
The "qualified person" responsible for the independent resource estimate for resources at San Jorge was Rodrigo Mello a geologist with more than 22 years of experience, of NCL Ingeniería y Construcción S.A. The technical information has been included herein with the consent and prior review of the above noted qualified persons. The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information contained herein.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, as well as other exploration properties located in Chile and Mexico.

For further information please visit our website at www.coromining.com or contact Michael Philpot, Executive Vice-President, at (604) 682 5546 or email investor.info@coromining.com

All mineral resources have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in National Instrument 43-101, commonly referred to as NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (SEC) Industry Guide 7. Canadian and Guide 7 standards are substantially different. This press release uses the terms "measured," "indicated" and "inferred" resources. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that enable them to be categorized as mineral reserves

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Price Edward Island and Newfoundland and Labrador.

CORO MINING CORP.

Suite 1810 – 999 West Hasting Street
Vancouver, B.C. V6C 2W2

News Release 08-01
January 16, 2008
TSX Symbol: COP
www.coromining.com

SAN JORGE NEW RESOURCE ESTIMATE AND PROJECT UPDATE

January 16, 2008 Coro Mining Corp. ("Coro" or the "Company") (TSX Symbol: COP) is pleased to announce a new resource estimate for its San Jorge copper-gold project, located in the Province of Mendoza, Argentina. This estimate incorporates the results of the 2007 drilling program which comprised a total of 27 diamond drill holes for 4,177 meters, aimed at expanding and further defining the resource base. The estimate has been completed by NCL Ingeniería y Construcción S.A., Santiago, Chile. Details of the updated resource estimate are presented in Table 1.

Table 1
San Jorge Project Mineral Resources (at 0.30 % CuT cutoff)

Domain	Category	Tonnage	CuT	CuT Metal	CuSol	CuCN	Au	Au Metal
		(Ktons)	(%)	(klb)	(%)	(%)	(g/t)	(koz)
Oxide	Measured	19,425	0.59	250,803	77	7	0.23	147
	Indicated	12,852	0.46	129,223	74	8	0.20	81
	Measured + Indicated	32,276	0.53	380,026	76	7	0.22	228
	Inferred	1,054	0.39	9,083	59	13	0.12	4
Enriched	Measured	24,315	0.67	356,763	20	40	0.21	167
	Indicated	1,648	0.47	17,076	18	35	0.20	11
	Measured + Indicated	25,963	0.65	373,839	20	40	0.21	177
	Inferred	395	0.52	4,524	19	25	0.07	1
Primary	Measured	36,043	0.49	391,629	4	5	0.23	272
	Indicated	100,162	0.41	905,486	3	5	0.18	580
	Measured + Indicated	136,205	0.43	1,297,114	4	5	0.19	852
	Inferred	71,524	0.37	578,575	3	6	0.14	332
Total	Measured	79,782	0.57	999,194	28	15	0.22	586
	Indicated	114,662	0.42	1,051,785	12	8	0.18	672
	Measured + Indicated	194,445	0.48	2,050,979	20	13	0.21	1,257
	Inferred	72,974	0.37	592,182	4	8	0.14	337

**Resources reported as follows: Copper Cutoff grade for all domains 0.3%. The gold estimates are the average grade for each resource category, since the shorter variographic ranges do not permit the same level of precision as for the copper estimates.*

A Whittle pit envelope based on a copper price of US$1.50/lb was also estimated and resources contained within this envelope are reported in Table 2. The resource estimate was based on 3D modeling of the orebody, followed by geostatistical interpolation of metal grades and rates of solubility, using ordinary kriging.

Table 2
San Jorge Project Mineral Resources
Within economic envelope, based on a price of US$ 1.50/lb Copper

Domain	Category	Tonnage	CuT	CuT Metal	CuSol	CuCN	Au	Au Metal
		(Ktons)	(%)	(klb)	(%)	(%)	(g/t)	(koz)
Oxide	Measured	19,395	0.59	250,481	77	7	0.23	147
	Indicated	12,538	0.46	126,337	74	8	0.20	80
	Measured + Indicated	31,933	0.54	376,818	76	7	0.22	226
	Inferred	445	0.39	3,834	57	14	0.16	2
Enriched	Measured	24,315	0.67	356,763	20	40	0.21	167
	Indicated	1,648	0.47	17,076	18	35	0.20	11
	Measured + Indicated	25,963	0.65	373,839	20	40	0.21	177
	Inferred	395	0.52	4,524	19	25	0.07	1
Primary	Measured	35,808	0.49	389,789	4	5	0.24	271
	Indicated	90,013	0.41	820,658	3	5	0.19	536
	Measured + Indicated	125,821	0.44	1,210,448	4	5	0.20	807
	Inferred	10,720	0.38	90,698	3	5	0.16	56
Total	Measured	79,518	0.57	997,033	28	15	0.22	584
	Indicated	104,200	0.42	964,072	13	8	0.19	626
	Measured + Indicated	183,718	0.48	1,961,105	21	13	0.21	1,211
	Inferred	11,560	0.39	99,056	6	11	0.15	60

Compared with the previous in pit estimate, which was completed by AMEC Americas Ltd in April 2007 using a copper price of US$1.30/lb, and reported in the Company's Final Prospectus dated June 12th 2007, the total copper contained metal in Measured and Indicated resources has increased as follows; Oxide: 28%, Enriched: 32%, Primary: 73%.

Alan Stephens, President and CEO of Coro commented, "We are pleased that the latest round of drilling at San Jorge has achieved its objectives of substantially increasing overall resources, and significantly improving the level of confidence in them. The Measured Resource category has been expanded and most of the previously defined Inferred Resource upgraded to Measured and Indicated category."

Project Update
The Company anticipates that its independent pre-feasibility study for a 20-25,000 tonnes per year copper leach-only case will be completed later this quarter. This study contemplates the processing of Oxide and Enriched material only, to produce cathode copper by heap leach SX-EW methods.

However, as described in the Company's News Release 07-10 dated October 29th 2007, given the continued prohibition on the use of toxic substances including sulphuric acid in mining in the Province of Mendoza; the higher copper recoveries obtainable from flotation of the Enriched material as compared to heap leaching; and the significant gold content of the Enriched and Primary material, Coro has been evaluating the alternative of processing the Enriched and Primary material by conventional flotation methods. The results of this internal evaluation have been encouraging and given the increased resource base, Coro has now decided to complete a flotation-only independent Preliminary Economic Assessment for 25-35,000 tonnes per year of copper in concentrates with a significant gold credit; this is scheduled for completion in the second quarter of 2008. In addition, the Company continues with its efforts to have the toxic substances legislation modified or repealed so that the Oxide material could be treated by heap leach SX-EW methods, for a further 15-20,000 tonnes per year copper cathode.

For further information about the San Jorge Project, please refer to the Company's website.

Qualified Person Notes
The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical information in this news release, including the information that relates to drilling and mineral resource estimates on the San Jorge Project, is based on information prepared under the supervision of, or has been reviewed by Alan Stephens, FIMMM, President and CEO of the Company, a geologist with more than 32 years of experience. The foregoing person is a "qualified person" for the purposes of National Instrument 43-101 with respect to the drilling being reported on.
The "qualified person" responsible for the independent resource estimate for resources at San Jorge was Rodrigo Mello a geologist with more than 22 years of experience, of NCL Ingeniería y Construcción S.A. The technical information has been included herein with the consent and prior review of the above noted qualified persons. The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information contained herein.

CORO MINING CORP.

"Alan Stephens"

Alan Stephens
President and CEO

About Coro Mining Corp.:
The Company was founded with the goal of building a mining company focused on medium-sized base metals deposits in Latin America. The Company intends to achieve this through the exploration for, and acquisition of, projects that can be developed and placed into production and it has established an experienced development and exploration team to accomplish this. The Company has two main properties; Barreal Seco, in Chile and San Jorge, in Argentina, as well as other exploration properties located in Chile and Mexico.

For further information please visit our website at www.coromining.com or contact Michael Philpot, Executive Vice-President, at (604) 682 5546 or email investor.info@coromining.com

All mineral resources have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in National Instrument 43-101, commonly referred to as NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (SEC) Industry Guide 7. Canadian and Guide 7 standards are substantially different. This press release uses the terms "measured," "indicated" and "inferred" resources. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that enable them to be categorized as mineral reserves

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the securities regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Price Edward Island and Newfoundland and Labrador.

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

RE: Coro Mining Corp.

Report

(a) Name and address of the eligible institutional investor:

Amber Master Fund (Cayman) SPC
c/o Amber Capital LP
153 East 53rd Street, 57th floor
New York, NY 10022
Tel: (212) 340-7330
Fax: (212) 340-7350

(b) Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report was filed by the eligible institutional investor under Part 4 or the early warning requirements:

Through one or more series of transactions, Amber Master Fund (Cayman) SPC (the "**Investor**") acquired 1,012,000 shares of Coro Mining Corp. (the "**reporting issuer**"). The Investor's securityholding percentage has increased by 2.80% since the date of the Investor's last report.

(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As of December 31, 2007 the Investor holds 4,866,000 common shares. In total, the Investor holds approximately 13.44% of the issued and outstanding shares of the reporting issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor,

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The investor has ownership and control over the shares listed in paragraph (c) above.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Amber Master Fund (Cayman) SPC, holds these shares for investment purposes and may in the future acquire ownership of, or control over, additional shares or dispose of such shares.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control, giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

N/A

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

N/A

(i) A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The eligible institutional investor is eligible to file reports in respect of Coro Mining Corp. under Part 4

* * *

DATED this 8th day of January, 2008.
AMBER MASTER FUND (CAYMAN) SPC

BY AMBER CAPITAL LP
ITS INVESTMENT MANAGER

BY AMBER CAPITAL GP LLC
ITS GENERAL PARTNER

Per: *"SAMUEL JED RUBIN"*
Samuel Jed Rubin
AUTHORIZED PERSON

END